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CORNING

2012 Corning Annual Report

Corning is the world leader in specialty glass and ceramics, creating keystone components that enable high-technology systems for consumer electronics, mobile emissions control, telecommunications, and life sciences. Corning has been making possibilities real for more than 160 years.

To our shareholders:

Wendell P. Weeks

Chairman of the Board,
Chief Executive Officer
& President

It's my pleasure to report that Corning Incorporated is strong, stable, and growing, despite a very challenging environment.

We entered 2012 knowing that it was going to be a difficult year. In 2011, the company experienced a significant drop in net income, driven by price declines for liquid crystal display glass, price declines on solar products at Dow Corning's Hemlock Semiconductor Group, and a higher corporate tax rate. We informed shareholders at our annual investor meeting in February that we expected these trends to continue in 2012. By the second half of the year, the weak global economy began taking a toll on the company's performance as well.

But in 161 years, Corning has been through recessions, depressions, world wars, industry meltdowns, and numerous evolutions driven by changing markets. Corning is no stranger to tough times, and the leadership team has worked hard to ensure that the company is stronger than any challenge we face.

Thanks to careful preparation and relentless execution, Corning improved its performance each quarter and ended 2012 with record sales. More importantly, we have laid the foundation for even stronger results in 2013.

The Macro Environment

Before I drill down into our 2012 performance, here's a brief review of the business environment.

In the second half of 2011, we began seeing evidence that the liquid crystal display market was maturing. A supply-chain correction resulted in lower demand for Corning's LCD glass, and the industry had two quarters of significant price declines. We also experienced a significant share loss at a large LCD glass customer in Korea, which caused us to lower our financial guidance. At the same time, an upheaval in the solar market for polysilicon and raw-material pricing pressure began negatively impacting our equity venture Dow Corning Corporation.

We knew from the start of 2012 that we could not expect any help from the global economy. We began feeling headwinds in the second quarter, and they intensified as the year progressed. In particular, slowdowns in the European automotive market and global truck industry led to lower sales of Corning's emissions-control products, while our Telecommunications segment experienced lower sales in Europe and project delays in North America and Australia as customers grew cautious.

No question, it was another tough test for Corning. But we were well prepared, thanks to the Strategy Framework we developed in the wake of the 2002 telecommunications downturn.

A Strong Foundation and a Clear Mandate

Our Strategy Framework has three elements: Corning has to grow, we must proactively strive to provide balance and stability to the company, and we must preserve the trust of our stakeholders.

We grow primarily through global innovation. We consistently invest in research and development because we understand that Corning's future growth will come from the technologies in our labs today. We know that not every idea will succeed, so we pursue a diverse set of opportunities focused on different applications and markets. And we conduct both product and process innovation to create long-term competitive advantage.

Balance comes from business and market diversity, which reduces Corning's overall volatility. Our ongoing investments in Specialty Materials, Telecommunications, Environmental Technologies, and Life Sciences have helped mitigate the declines in Display Technologies. Our geographic diversity provides balance as well. Approximately 77 percent of Corning's sales now come from outside the United States, which helps reduce our vulnerability to regional economic fluctuations.

We create stability by vigorously protecting Corning's balance sheet. We maintain cash in excess of debt and focus on generating strong cash flow. Our strong cash position ensures we have the liquidity to weather tough economic times and the resources to invest in Corning's future.

Finally, we are guided in everything we do by an unwavering set of Corporate Values. Our Values help us make tough decisions and ensure that we are always taking the long view of what's best for the company and our employees, customers, investors, and the communities where we operate. We revitalize our Values each year, and have systems in place to hold us accountable.

This Strategy Framework serves as our general compass during growth surges as well as business setbacks. However, we also define focused priorities each year based on the existing business environment. In January 2012, we established a clear mandate: *Form Bottom and March Up!*

Forming bottom refers to stopping the decline in net income, primarily by stabilizing the performance in our Display Technologies segment. We took action in Q4 2011 to bring LCD glass supply in line with demand. This strategy was effective, and price declines moderated as the year progressed. We also signed supply agreements with several industry-leading display manufacturers, which we believe will stabilize our share at each.

Of course, the responsibility for forming bottom did not rest solely with Display Technologies. The entire company aggressively controlled costs and made disciplined program choices. And when the weak global economy began significantly impacting our businesses, we announced restructuring actions in the fourth quarter. We adjusted manufacturing operations to market demand, froze most external hiring, lowered capital spending, and made modest reductions to our global salaried workforce. These were very difficult decisions, but they underscored our commitment to protecting Corning's financial health and restoring growth.

Marching up means increasing Corning's profitability. That will come from a combination of growth in existing businesses, new innovations, and strategic acquisitions.

Key trends are fueling growth across Corning's diverse business segments. The proliferation of mobile devices and touch technology creates the need for highly engineered specialty glass; the surge in Internet traffic requires massive bandwidth that only fiber-optic networks can provide; the push for a greener environment drives demand for emissions-control products; and the aging global population requires better healthcare and more effective drug-discovery tools.

Corning is also creating entirely new businesses. We have a rich innovation portfolio and continue to make significant enhancements to our materials and processes that unleash new possibilities for customers. We're particularly excited about the potential to generate near-term returns on investment by extending Corning's core capabilities into new markets. We built a $1 billion business within six years by leveraging our fusion process to make Corning® Gorilla® Glass, and believe we can adapt existing technologies and infrastructure to create similarly successful products.

2012 Performance

So let's look at our 2012 financial results. Sales were $8 billion, a new record for Corning. Net income and earnings per share were both down from 2011, as expected. However, fourth-quarter EPS was up year-over-year, excluding special items. This was the first increase in two years and a strong indication that we are successfully forming bottom.

We also continued to strengthen Corning's cash position. We ended the year with $2.7 billion more cash on hand than debt, and we have been a consistent generator of free cash flow for the past nine years.

Although the economy negatively impacted all our business segments to some degree, we achieved significant milestones in each.

- Display Technologies exceeded our expectations and sold record volume of LCD glass.
- Sales in Specialty Materials were up 25 percent from 2011, driven by record demand for Corning® Gorilla® Glass, which is now featured on more than one billion devices worldwide.
- Telecommunications had strong growth in China; we opened a new fiber factory in India; and we began shipping products for NBN's fiber-to-the-home deployment in Australia.
- Our Environmental Technologies segment improved gross margins and secured new business with key customers.
- In Life Sciences, we completed a strategic acquisition that expands our product portfolio and market reach, while positioning the segment to become a $1 billion business.

As always, we also continued to innovate.

- We formed a new venture with Samsung to develop glass for organic-light-emitting-diode devices and other high-performance displays.
- We launched Corning® Willow™ Glass. This ultra-slim flexible glass is eight percent thinner than a dollar bill, and has the potential for a broad range of applications from conformable displays to solar-energy devices.
- We continued to demonstrate the vital role that optical fiber plays in enabling wireless communications. Our Corning MobileAccess distributed antenna system (DAS) helped ensure "always on" high-bandwidth coverage at Lucas Oil Stadium for Super Bowl XLVI and at key locations for the Democratic and Republican national conventions. And we expect to launch a next-generation all-optical DAS solution this year.

However, we were certainly not happy with everything about our performance. In particular, we have been disappointed in Corning's stock price. We understand that investors are wary of further LCD glass price declines and uncertain about the timing of Corning's next growth cycle. We believe that the stock price will begin to increase when we show year-over-year quarterly growth. Meanwhile, we continue to take shareholder-friendly actions. In the fourth quarter, we increased the dividend 20 percent to $0.09 per share (following a 50 percent increase in 2011) and completed a $1.5 billion stock buyback, both of which reflect the board of directors' confidence in Corning's financial health.

2013 and Beyond

Thanks to disciplined financial management and a rich set of growth opportunities, we expect Corning to begin marching up in 2013. Of course, we continue to face uncertainty. A weaker yen and further declines in Dow Corning's Hemlock business, for example, have the potential to negatively impact Corning's performance. However, you can expect strong execution in the areas within our control.

Longer term, we remain excited by Corning's growth opportunities as we move toward a world of ubiquitous displays, intuitive interfaces based on touch and gestures, and robust networks powered by massive bandwidth. It's a world that depends on highly engineered specialty glass and fiber-optic technology. As Corning keeps pushing the frontiers of what glass can do, more and more customers are turning to us to solve tough technology problems.

Our Specialty Materials, Telecommunications, Environmental Technologies, and Life Sciences segments all have the potential to generate double-digit earnings growth in the coming years. And although the LCD industry is maturing, Corning's proprietary fusion process and formulation expertise uniquely position the company to become a leader in advanced display technologies. Moreover, Corning has the opportunity for explosive growth if even just one or two of our new innovations succeed.

That's why we believe Corning's future is so bright.

Closing Thoughts

The assessment of our performance is ultimately up to you. But here is why we believe your investment in Corning is well placed.

- We are financially strong and have tremendous stability, which allows us to weather the toughest business conditions.
- All of our business segments are tied to significant growth trends, and our innovation portfolio creates the opportunity for growth beyond our existing businesses.
- We have strong cash flow, a sustainable dividend, and the earnings power to make strategic investments for Corning's future.

On a more personal note, I joined Corning 30 years ago and have spent most of my career here because I know how remarkable this place is. This is a company that has succeeded for more than 160 years; a company responsible for numerous life-changing innovations; a company that manufactures products that make a real difference in the world. We have never been satisfied with what is currently possible. We have never been seduced by what is easy. And we have never substituted short-term returns for long-term value.

The leadership team is proud to honor the legacy of this great institution and is committed to making Corning even stronger for the generations who follow us. I hope that we have earned your confidence with our track record, and that you share our excitement about the company's future. We never take your trust for granted, and we work hard to earn it every day.

Sincerely,

Wendell P. Weeks
Chairman of the Board,
Chief Executive Officer & President



Recognizing the tremendous potential of glass as a building material, Amory Houghton Sr. founded a glassmaking business in Somerville, Mass., in 1851. The company relocated to Corning, N.Y., in 1868 and was incorporated as Corning Glass Works in 1875.

160 Years Is Just the Beginning

Since its founding by Amory Houghton Sr. in 1851, Corning Incorporated has been characterized by experienced leadership and breakthrough innovation. Although it's impossible to capture more than a century and a half of achievements, here are some highlights that may surprise you. We're proud that Corning continues to live the values instilled by the Houghton family, and we look forward to another 160 years of innovation and independence.



Charles F. Houghton secured Corning's first patent with his revolutionary technology for railroad signal lenses in 1877. His design increased the safety of rail travel by improving visibility — earning Corning significant business with the railroads.



Corning helped a young inventor named Thomas Edison make incandescent light a commercial success by developing a glass envelope for his electric filament in 1879. In 1926, Corning invented the ribbon machine, which could produce 18,000 light bulbs an hour. This was the company's first manufacturing process invention, and continues to be used in the production of light bulbs today.



In 1908, Alanson and Arthur Houghton hired a brilliant young chemist named Eugene Sullivan to establish one of the first industrial research laboratories in the United States. Today, Corning is one of the world's most productive R&D organizations and one of the few still investing strongly in materials and process research.



CEO Amory Houghton's willingness to let organic chemist Frank Hyde "tinker" in the labs led to Corning's 1932 discovery of high-purity fused silica — the foundation for numerous innovations from telescope mirrors to optical fiber.



In 1957, scientist Donald Stookey developed a new glass-ceramics wonder material that could withstand extreme hot and cold temperatures. Marketed to consumers as CorningWare®, the composition was so durable that it was also used by the U.S. military to make missile nose cones.



Corning's invention of low-loss optical fiber in 1970 was partly the result of the "contrarian" approach to innovation encouraged by CEO Amory "Amo" Houghton Jr. Scientists Donald Keck, Robert Maurer, and Peter Schultz rejected conventional optical glass to explore the possibilities of fused silica — with spectacular results.



After succeeding his brother Amo as CEO in 1983, James R. "Jamie" Houghton launched Corning's Total Quality program. The exceptional results made Corning a case study for other companies and earned Corning the Malcolm Baldrige National Quality Award in 1995.


NATIONAL MEDAL OF TECHNOLOGY
BY THE PRESIDENT

Corning's longstanding commitment to research and development has earned the company four National Medals of Technology: for the invention of glass-ceramics, photosensitive glass, and photochromic glass (1986); for the invention of low-loss optical fiber (2000); for the development of high-performance cellular ceramic substrates that enabled the catalytic converter (2005); and for general contributions to industry and society through life-changing and life-enhancing inventions (1994).



Corning's leaders bucked conventional wisdom when they rejected the traditional float manufacturing process to experiment with a fusion draw process for producing high-quality flat glass. Today, Corning's proprietary fusion process produces high-tech glass substrates so pristine, a rejectable particle is comparable to a mustard seed on a football field.


Kellogg

Corning's board of directors was honored by the Kellogg School of Management with a Distinguished Board Service Award at the 2008 Corporate Governance Conference. Kellogg commended the directors for managing for the long-term interests of the company and its stakeholders.



When a consumer electronics company requested a damage-resistant glass for a new smartphone in production, CEO Wendell Weeks resurrected a research project begun under President William Decker and CTO Bill Armistead in the early 1960s. After several strategic changes to the glass composition and manufacturing process, Corning® Gorilla® Glass was born. Today, Gorilla Glass is featured on more than one billion devices worldwide.

Financial Highlights:

(in millions, except per share amounts)

	2012	2011	2010	2009	2008
Net Sales	**$ 8,012**	$ 7,890	$ 6,632	$ 5,395	$ 5,948
Net income attributable to Corning Incorporated	**1,728**	2,805	3,558	2,008	5,257
Diluted earnings per common share attributable to Corning Incorporated	**$ 1.15**	$ 1.77	$ 2.25	$ 1.28	$ 3.32

Corning Incorporated 2012 Annual Report

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Corning Incorporated and its consolidated subsidiaries are hereinafter sometimes referred to as the "Company," the "Registrant," "Corning," or "we."

This report contains forward-looking statements that involve a number of risks and uncertainties. These statements relate to our future plans, objectives, expectations and estimates and may contain words such as "believes," "expects," "anticipates," "estimates," "forecasts," or similar expressions. Our actual results could differ materially from what is expressed or forecasted in our forward-looking statements. Some of the factors that could contribute to these differences include those discussed under "Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report.

Business Description

General

Corning traces its origins to a glass business established in 1851. The present corporation was incorporated in the State of New York in December 1936. The Company's name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989.

Corning Incorporated is a world leader in the manufacture of specialty glass and ceramics. Drawing on more than 160 years of materials science and process engineering knowledge, Corning creates and makes keystone components that enable high-technology systems for consumer electronics, mobile emissions control, telecommunications and life sciences. Corning operates in five reportable segments: Display Technologies, Telecommunications, Environmental Technologies, Specialty Materials and Life Sciences. Corning manufactures and processes products at approximately 70 plants in 13 countries.

Display Technologies Segment

Corning's Display Technologies segment manufactures glass substrates for active matrix liquid crystal displays (LCDs) that are used primarily in notebook computers, flat panel desktop monitors, and LCD televisions. Corning's facilities in Kentucky, Japan, Taiwan, and China, and those of our equity affiliates in Korea, develop, manufacture and supply high quality glass substrates using a proprietary fusion manufacturing process and technology expertise. Our Display Technologies equity affiliates consist of Samsung Corning Precision Materials Co., Ltd. (Samsung Corning Precision Materials), of which Corning owns 50%, Samsung Electronics Co., Ltd. owns 43% and three other shareholders own the remaining 7%, and Samsung Corning Advanced Glass, LLC, owned equally by Corning and Samsung Mobile Display Co., Ltd. Samsung Corning Precision Materials is a leading supplier of LCD glass substrates to display manufacturers in Korea. Samsung Corning Advanced Glass, LLC manufactures specialty glass substrates for the rapidly expanding organic light emitting diode (OLED) device market. The business intends to combine Corning's Lotus™ Glass substrate technology and Samsung Display's OLED display expertise, to provide outstanding product solutions for current and future OLED technologies. Samsung Corning Precision Materials' financial statements are attached in Item 15, Exhibits and Financial Statement Schedules.

Corning is a technology leader in this market, introducing large-sized glass substrates used by our customers in the production of larger LCDs for monitors and televisions. We are recognized for providing product innovations that help our customers produce larger, lighter, thinner and higher-resolution displays more affordably. In industry language, glass sizes advance in what are called generations. Glass substrates are currently available from Corning in sizes up to Generation 10 (2,850mm x 3,050mm). Generation 10 glass substrates are produced at an advanced manufacturing facility located at Sakai Display Products' industrial complex in Sakai City, Japan, which eliminates the need for traditional packaging, shipping, and delivery methods. Large substrates (Generation 5 and higher) allow LCD manufacturers to produce larger and a greater number of panels from each substrate. The larger size leads to economies of scale for LCD manufacturers.

Corning invented its proprietary fusion manufacturing process, which is the cornerstone of the Company's technology leadership in the LCD industry. The automated process yields high quality glass substrates with excellent dimensional stability and uniformity – essential attributes for the production of increasingly larger, high performance active matrix LCDs. Corning's fusion process is scalable and is thought to be the most effective process in producing large size substrates. In 2006, Corning launched EAGLE XG®, the industry's first LCD glass substrate that is free of heavy metals. In 2010, leveraging the EAGLE XG® composition, Corning introduced EAGLE XG® Slim glass, a line of slim glass substrates which enables lighter-weight portable devices and thinner televisions and monitors. In 2011, Corning launched Corning Lotus™ Glass, a high-performance display glass developed to enable cutting-edge technologies, including organic light-emitting diode (OLED) displays and next generation liquid crystal displays (LCD). Corning Lotus Glass helps support the demanding manufacturing processes of both OLED and liquid crystal displays for high performance, portable devices such as smart phones, tablets, and notebook computers. And in 2012, Corning introduced Corning® Willow™ Glass, our ultra-slim flexible glass for use in next-generation consumer electronic technologies. Not only does this technology support thinner backplanes for both OLED and LCD displays, it also allows for curved displays for immersive viewing or mounting on non-flat surfaces.

LCD glass manufacturing is a highly capital intensive business. Corning has made significant investments to expand its LCD glass facilities in response to customer demand. The environment is very competitive. Important attributes for success include efficient manufacturing, access to capital, technology know-how, and patents.

Patent protection and proprietary trade secrets are important to this segment's operations. Corning has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Corning licenses certain of its patents to Samsung Corning Precision Materials and other third parties and generates royalty income from these licenses. Refer to the material under the heading "Patents and Trademarks" for information relating to patents and trademarks.

The Display Technologies segment represented 36% of Corning's sales for 2012.

Telecommunications Segment

The Telecommunications segment produces optical fiber and cable, and hardware and equipment products for the worldwide telecommunications industry. Corning invented the world's first low-loss optical fiber approximately 40 years ago and now offers a range of optical fiber technology products and enhancements for a variety of applications, including premises, fiber-to-the-home access, metropolitan, long-haul and submarine networks. Corning makes and sells InfiniCor® fibers for local area networks, data centers and central offices; SMF-28e+™ single-mode optical fiber that provides additional transmission wavelengths in metropolitan and access networks; SMF-28® ULL fiber; LEAF® optical fiber for long-haul, regional and metropolitan networks; ClearCurve® ultra-bendable single-mode fiber for use in multiple dwelling units and fiber-to-the-home applications; ClearCurve® ultra-bendable multimode fiber for data centers and other enterprise networks; ClearCurve® VSDN® ultra-bendable optical fiber designed to support emerging high-speed interconnects between computers and other consumer electronics devices; and Vascade® submarine optical fibers for use in submarine networks. Corning has optical fiber manufacturing facilities in North Carolina, China and India.

A significant portion of Corning's optical fiber is sold to subsidiaries and affiliates including Corning Cable Systems LLC, Beijing CCS Optical Fiber Cable Co., Ltd., Chengdu CCS Optical Fiber Cable Co., Ltd. and Corning Cable Systems Polska Sp. Z o.o. Optical fiber is cabled by these subsidiaries prior to being sold to end users. Corning's remaining fiber production is sold directly to end users or third party cablers around the world. Corning's cabling operations include facilities in North Carolina, Poland, China, Germany and smaller regional locations and equity affiliates.

Corning's hardware and equipment products include cable assemblies, fiber optic hardware, fiber optic connectors, optical components and couplers, closures and pedestals, splice and test equipment and other accessories for optical connectivity. For copper connectivity, Corning's products include subscriber demarcation, connection and protection devices, xDSL (different variations of digital subscriber lines) passive solutions and outside plant enclosures. Each of these product lines may be combined in Corning's fiber-to-the-premises solutions. Corning also provides distributed antenna system solutions for flexible wireless coverage in the rapidly growing wireless market. Corning has manufacturing operations for hardware and equipment products in North Carolina, Arizona, Virginia and Texas, as well as Europe, Mexico, Israel and China. In addition, Corning offers products for the cable television industry, including coaxial connectors and associated tools.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment licenses certain of its patents to third parties and generates revenue from these licenses, although the royalty income is not currently material to this segment's operating results. Corning is licensed to use certain patents owned by others, which are considered important to the segment's operations. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Telecommunications segment represented 27% of Corning's sales for 2012.

Environmental Technologies Segment

Corning's Environmental Technologies segment manufactures ceramic substrates and filter products for emissions control in mobile and stationary applications around the world. In the early 1970's, Corning developed an economical, high-performance cellular ceramic substrate that is now the standard for catalytic converters in vehicles worldwide. As global emissions control regulations tighten, Corning has continued to develop more effective and durable ceramic substrate and filter products for gasoline and diesel applications. Corning manufactures substrate and filter products in New York, Virginia, China, Germany and South Africa. Corning sells its ceramic substrate and filter products worldwide to manufacturers of emission control systems who then sell to automotive and diesel vehicle or engine manufacturers. Although most sales are made to the emission control systems manufacturers, the use of Corning substrates and filters is generally required by the specifications of the automotive and diesel vehicle or engine manufacturers.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. Corning is licensed to use certain patents owned by others, which are also considered important to the segment's operations. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Environmental Technologies segment represented 12% of Corning's sales for 2012.

Specialty Materials Segment

The Specialty Materials segment manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs. Consequently, this segment operates in a wide variety of commercial and industrial markets that include display optics and components, semiconductor optics components, aerospace and defense, astronomy, ophthalmic products, telecommunications components and cover glass that is optimized for portable display devices and televisions.

Our cover glass, known as Corning® Gorilla® Glass, is a thin sheet glass designed specifically to function as a cover glass for display devices such as tablets, notebook PCs, televisions and mobile phones. Elegant and lightweight, Corning Gorilla Glass is durable enough to resist many real-world events that commonly cause glass failure, enabling exciting new applications in technology and design. Early in 2012, Corning launched Corning® Gorilla® Glass 2, the next generation in our Corning Gorilla Glass suite of products. Corning Gorilla Glass 2 enables up to a 20% reduction in glass thickness, while maintaining the industry-leading damage resistance, toughness and scratch-resistance. And in January 2013, we introduced Corning® Gorilla® Glass 3 with Native Damage Resistance. This latest version of our damage-resistant cover glass for consumer electronic devices is based on a completely new glass composition, with durability enhancements developed at the atomic structural level of the glass. Corning Gorilla Glass is manufactured in Kentucky, Japan and Taiwan.

Semiconductor optics manufactured by Corning includes high-performance optical material products, optical-based metrology instruments, and optical assemblies for applications in the global semiconductor industry. Corning's semiconductor optics products are manufactured in New York.

Other specialty glass products include glass lens and window components and assemblies and are made in New York, New Hampshire, Kentucky and France or sourced from China.

Patent protection is important to the segment's operations. The segment has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Brand recognition and loyalty, through well-known trademarks, are important to the segment. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Specialty Materials segment represented approximately 17% of Corning's sales for 2012.

Life Sciences Segment

As a leading developer, manufacturer and global supplier of scientific laboratory products for more than 90 years, Corning's Life Sciences segment collaborates with researchers seeking new approaches to increase efficiencies, reduce costs and compress timelines in the drug discovery process. Using unique expertise in the fields of materials science, surface science, optics, biochemistry and biology, the segment provides innovative solutions that improve productivity and enable breakthrough discoveries.

Life Sciences laboratory products include general labware and equipment as well as media and reagents for cell culture research and scale-up, genomics, drug discovery, microbiology and chemistry. Corning manufactures these products in the United States in Maine, New York, New Jersey, California,

Utah, Virginia, Massachusetts and North Carolina, and outside of the U.S. in Mexico, France, Poland, the United Kingdom and China. The products are marketed worldwide, primarily through distributors to pharmaceutical and biotechnology companies, academic institutions, hospitals, government entities, and other research facilities.

In addition to being a global leader in consumable glass and plastic laboratory tools for life science research, Corning continues to be an innovative force developing and producing unique technologies such as Corning® Epic® Technology for high throughput screening; Corning® HYPER platform of vessels for increased cell yields; novel surfaces, such as Corning® CellBIND® Surface; Corning® Osteo Assay surface and Corning® Synthemax® II Surface; and Corning® Microcarriers for cell scale-up, therapy and vaccine applications.

In the fourth quarter of 2012, Corning acquired the majority of the Discovery Labware business from Becton, Dickinson and Company (BD). The acquisition of the BD Discovery Labware business expands our market presence in the global laboratory consumables market, especially in the Asian markets of India, Korea, and Japan. Corning's broad portfolio of laboratory products and services will be enhanced by the addition of the Discovery Labware businesses' four main product platforms: plastic consumable labware; biologically coated plastic consumable labware; cell culture reagents; and ADME/Tox (Absorption, Distribution, Metabolism, Excretion and Toxicity) products.

Corning sells life science products under these primary brands: Corning, Costar, PYREX, Axygen, and Gosselin. Through the acquisition of the Discovery Labware business, additional brands have been added to our portfolio such as: Corning® Matrigel, Corning® Gentest, Corning®BioCoat and Falcon®.

Patent protection is important to the segment's operations. The segment has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Brand recognition and loyalty, through well-known trademarks, are important to the segment. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Life Sciences segment represented approximately 8% of Corning's sales for 2012.

All Other

All Other primarily includes development projects and new product lines, certain corporate investments, Samsung Corning Precision Materials' non-LCD business, Corning's Eurokera and Keraglass equity affiliates with Saint Gobain Vitrage S.A. of France, which manufacture smooth cooktop glass/ceramic products, and Corsam, an equity affiliate established between Corning and Samsung Corning Precision Materials to provide glass technology research. Development projects and new product lines involve the use of various technologies for new products such as advanced flow reactors, thin-film photovoltaics and adjacency businesses in pursuit of thin, strong glass applications.

The Other segment represented less than 1% of Corning's sales for 2012.

Additional explanation regarding Corning and its five reportable segments is presented in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 20 (Reportable Segments) to the Consolidated Financial Statements.

Corporate Investments

Corning and The Dow Chemical Company (Dow Chemical) each own half of Dow Corning Corporation (Dow Corning), an equity company headquartered in Michigan that manufactures silicone products worldwide. Dow Corning is a leader in silicon-based technology and innovation, offering more than 7,000 products and services. Dow Corning is the majority-owner of Hemlock Semiconductor Group, a market leader in the production of high purity polycrystalline silicon for the semiconductor and solar energy industries. Dow Corning's sales were $6.1 billion in 2012. Additional discussion about Dow Corning appears in the Legal Proceedings section. Dow Corning's financial statements are attached in Item 15, Exhibits and Financial Statement Schedules.

Corning and PPG Industries, Inc. each own half of Pittsburgh Corning Corporation (PCC), an equity company in Pennsylvania that manufactures glass products for architectural and industrial uses. PCC filed for Chapter 11 bankruptcy reorganization in April 2000. Corning also owns half of Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation that manufactures glass products for industrial uses primarily in Europe. Additional discussion about PCC and PCE appears in the Legal Proceedings section.

Additional information about corporate investments is presented in Note 7 (Investments) to the Consolidated Financial Statements.

Competition

Corning competes across all of its product lines with many large and varied manufacturers, both domestic and foreign. Some of these competitors are larger than Corning, and some have broader product lines. Corning strives to sustain and improve its market position through technology and product innovation. For the future, Corning believes its competitive advantage lies in its commitment to research and development, and its commitment to quality. There is no assurance that Corning will be able to maintain or improve its market position or competitive advantage.

Display Technologies Segment

Corning, including Samsung Corning Precision Materials, is the largest worldwide producer of glass substrates for active matrix LCD displays. The environment for LCD glass substrate products is very competitive and Corning believes it has sustained its competitive advantages by investing in new products, such as Corning Lotus glass, providing a consistent and reliable supply and using its proprietary fusion manufacturing process. This process allows us to deliver glass that is larger, thinner and lighter, with exceptional surface quality and without heavy metals. Asahi Glass, Nippon Electric Glass and Avan Strate, Inc. are Corning's principal competitors in display glass substrates.

Telecommunications Segment

Competition within the telecommunications equipment industry is intense among several significant companies. Corning is a leading competitor in the segment's principal product lines, which include optical fiber and cable, and hardware and equipment. The competitive landscape includes industry consolidation, price pressure and competition for the innovation of new products. These competitive conditions are likely to persist.

Corning believes its large scale manufacturing experience, fiber process, technology leadership and intellectual property assets yield cost advantages relative to several of its competitors. The primary competing producers of optical fiber and cable products are OFS (a Furukawa Company), Fujikura Ltd., Sumitomo Electric and Prysmian Group.

For hardware and equipment products, significant competitors are 3M Company, TE Connectivity, OFS (a Furukawa Company) and CommScope.

Environmental Technologies Segment

For worldwide automotive ceramic substrate products, Corning has a major market position that has remained relatively stable over the past year. Corning has also established a strong presence in the heavy duty and light duty diesel vehicle market and believes its competitive advantage in automotive ceramic substrate products for catalytic converters and diesel filter products for exhaust systems is based upon global presence, customer service, engineering design services and product innovation. Corning's Environmental Technologies products face principal competition from NGK, Denso, and Ibiden.

Specialty Materials Segment

Corning is one of very few manufacturers with deep capabilities in materials science, optical design, shaping, coating, finishing, metrology, and system assembly. Additionally, we are addressing emerging needs of the consumer electronics industry with the development of chemically strengthened glass. Corning Gorilla Glass is a thin-sheet glass that is better able to survive events that most commonly cause glass failure. Its advanced composition allows a deeper layer of chemical strengthening than is possible with most other chemically strengthened glasses, making it both durable and damage resistant. Our products and capabilities in this segment position the Company to meet the needs of a broad array of markets including display, semiconductor, aerospace/defense, astronomy, vision care, industrial/commercial, and telecommunications. For this segment, Schott, Shin-Etsu Quartz Products, Asahi Glass, Carl Zeiss, Nikon, Nippon Electric Glass, Transitions Optical, Oerlikon, Hoya and Heraeus are the main competitors.

Life Sciences Segment

Corning is a leading supplier of glass and plastic laboratory products, with a growing plastic products market presence in North America, Europe, and Asia, and a solid laboratory glass products market presence in the Americas. Corning seeks to maintain a competitive advantage by emphasizing product quality, product availability, supply chain efficiency, a wide product line and superior product attributes. For laboratory products, Greiner, Nunc, Kimble-Chase, and Duran are the principal worldwide competitors. Corning also faces increasing competition from two large distributors that have pursued backward integration or introduced private label products.

Raw Materials

Corning's production of specialty glasses, ceramics, and related materials requires significant quantities of energy, uninterrupted power sources, certain precious metals, and various batch materials.

Although energy shortages have not been a problem recently, the cost of energy remains volatile. Corning has achieved flexibility through engineering changes to take advantage of low-cost energy sources in most significant processes. Specifically, many of Corning's principal manufacturing processes can be operated with natural gas, propane, oil or electricity, or a combination of these energy sources.

Availability of resources (ores, minerals, polymers, and processed chemicals) required in manufacturing operations, appears to be adequate. Corning's suppliers, from time to time, may experience capacity limitations in their own operations, or may eliminate certain product lines. Corning believes it has adequate programs to ensure a reliable supply of batch materials and precious metals. For many products, Corning has alternate glass compositions that would allow operations to continue without interruption in the event of specific materials shortages.

Certain key materials and proprietary equipment used in the manufacturing of products are currently sole-sourced or available only from a limited number of suppliers. Any future difficulty in obtaining sufficient and timely delivery of components could result in lost sales due to delays or reductions in product shipments, or reductions in Corning's gross margins.

Patents and Trademarks

Inventions by members of Corning's research and engineering staff have been, and continue to be, important to the Company's growth. Patents have been granted on many of these inventions in the United States and other countries. Some of these patents have been licensed to other manufacturers, including companies in which Corning has equity investments. Many of our earlier patents have now expired, but Corning continues to seek and obtain patents protecting its innovations. In 2012, Corning was granted over 320 patents in the U.S. and over 630 patents in countries outside the U.S.

Each business segment possesses a patent portfolio that provides certain competitive advantages in protecting Corning's innovations. Corning has historically enforced, and will continue to enforce, its intellectual property rights. At the end of 2012, Corning and its wholly-owned subsidiaries owned over 4,800 unexpired patents in various countries of which about 2,800 were U.S. patents. Between 2013 and 2015, approximately 9% of these patents will expire, while at the same time Corning intends to seek patents protecting its newer innovations. Worldwide, Corning has over 7,900 patent applications in process, with about 1,900 in process in the U.S. Corning believes that its patent portfolio will continue to provide a competitive advantage in protecting Corning's innovation, although Corning's competitors in each of its businesses are actively seeking patent protection as well.

The Display Technologies segment has over 530 patents in various countries, of which over 230 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include patents relating to glass compositions and methods for the use and manufacture of glass substrates for display applications. There is no group of important Display Technology segment patents set to expire between 2013 and 2015.

The Telecommunications segment has over 1,950 patents in various countries, of which over 1,050 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include: (i) patents relating to optical fiber products including dispersion compensating fiber, low loss optical fiber and high data rate optical fiber and processes and equipment for manufacturing optical fiber, including methods for making optical fiber preforms and methods for drawing, cooling and winding optical fiber; (ii) patents relating to optical fiber ribbons and methods for making such ribbon, fiber optic cable designs and methods for installing optical fiber cable; and (iii) patents relating to optical fiber connectors, termination and storage and associated methods of manufacture. There is no group of important Telecommunications segment patents set to expire between 2013 and 2015.

The Environmental Technologies segment has over 400 patents in various countries, of which over 250 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include patents relating to cellular ceramic honeycomb products, together with ceramic batch and binder system compositions, honeycomb extrusion and firing processes, and honeycomb extrusion dies and equipment for the high-volume, low-cost manufacture of such products. There is no group of important Environmental Technologies patents set to expire between 2013 and 2015.

The Specialty Materials segment has about 450 patents in various countries, of which over 300 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include patents relating to protective cover glass, ophthalmics glasses and polarizing dies, and semiconductor/microlithography optics and blanks, metrology instrumentation and laser/precision optics, glass polarizers, specialty fiber, and refractories. There is no group of important Specialty Materials patents set to expire between 2013 and 2015.

The Life Sciences segment has over 300 patents in various countries, of which over 150 are U.S. patents. No one patent is considered material to this business segment. Some of the important U.S.-issued patents in this segment include patents relating to methods and apparatus for the manufacture and use of scientific laboratory equipment including nucleic acid arrays, multiwell plates, and cell culture products as well as equipment and processes for label independent drug discovery. There is no group of important Life Sciences patents set to expire between 2013 and 2015.

Products reported in All Other include development projects, new product lines, and other businesses or investments that do not meet the threshold for separate reporting.

Many of the Company's patents are used in operations or are licensed for use by others, and Corning is licensed to use patents owned by others. Corning has entered into cross licensing arrangements with some major competitors, but the scope of such licenses has been limited to specific product areas or technologies.

Corning's principal trademarks include the following: Axygen, Corning, Celcor, ClearCurve, DuraTrap, Eagle XG, Epic, Evolant, Gorilla, HPFS, Lanscape, Pretium, Pyrex, Steuben, Falcon, and SMF-28e.

Protection of the Environment

Corning has a program to ensure that its facilities are in compliance with state, federal and foreign pollution-control regulations. This program has resulted in capital and operating expenditures during the past several years. In order to maintain compliance with such regulations, capital expenditures for pollution control in continuing operations were approximately $16 million in 2012 and are estimated to be $5 million in 2013.

Corning's 2012 consolidated operating results were charged with approximately $40 million for depreciation, maintenance, waste disposal and other operating expenses associated with pollution control. Corning believes that its compliance program will not place it at a competitive disadvantage.

Employees

At December 31, 2012, Corning had approximately 28,700 full-time employees, including approximately 11,700 employees in the United States. From time to time, Corning also retains consultants, independent contractors, temporary and part-time workers. Unions are certified as bargaining agents for approximately 23.4% of Corning's United States employees.

Executive Officers

Wendell P. Weeks *Chairman, Chief Executive Officer and President*

Mr. Weeks joined Corning in 1983 and was named a vice president and deputy general manager of the Telecommunications Products division in 1995, vice president and general manager in 1996, senior vice president in 1997, senior vice president of Opto-Electronics in 1998, executive vice president in 1999, president, Corning Optical Communications in 2001, president and chief operating officer of Corning in 2002, and president and chief executive officer in 2005. Mr. Weeks became chairman and chief executive officer on April 26, 2007, and president on December 31, 2010. Mr. Weeks is a director of Merck & Co. Inc. Mr. Weeks has been a member of Corning's Board of Directors since 2000. Age 53.

James B. Flaws *Vice Chairman and Chief Financial Officer*

Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. Mr. Flaws was elected assistant treasurer of Corning in 1993, vice president and controller in 1997, vice president of finance and treasurer in May 1997, senior vice president and chief financial officer in December 1997, executive vice president and chief financial officer in 1999 and to his current position in 2002. Mr. Flaws is a director of Dow Corning Corporation. Mr. Flaws has been a member of Corning's Board of Directors since 2000. Age 64.

Kirk P. Gregg *Executive Vice President and Chief Administrative Officer*

Mr. Gregg joined Corning in 1993 as director of Executive Compensation. He was named vice president of Executive Resources and Employee Benefits in 1994, senior vice president, Administration in December 1997 and to his current position in 2002. He is responsible for Human Resources, Information Technology, Procurement and Transportation, Aviation, Community Affairs, Government Affairs, Business Services and Corporate Security. Prior to joining Corning, Mr. Gregg was with General Dynamics Corporation as corporate director, Key Management Programs, and was responsible for executive compensation and benefits, executive development and recruiting. Age 53.

Lawrence D. McRae *Executive Vice President, Strategy and Corporate Development*

Mr. McRae joined Corning in 1985 and served in various financial, sales and marketing positions. He was elected vice president Corporate Development in 2000, senior vice president Corporate Development in 2003, and senior vice president Strategy and Corporate Development in October 2005. He was elected to his present position in October 2010. Mr. McRae is on the board of directors of Dow Corning Corporation, and Samsung Corning Precision Materials Co., Ltd. Age 54.

David L. Morse *Executive Vice President and Chief Technology Officer*

Dr. Morse joined Corning in 1976 in glass research, and worked as a composition scientist in developing and patenting several major products. He served in a variety of product and materials research and technology director roles, and was appointed division vice president and technology director for photonic technology groups beginning in March 1999, and became director of corporate research, science and technology in December 2001. He was elected vice president in January 2003, becoming senior vice president and director of corporate research in 2006. Dr. Morse was elected to his current position in May 2012. He is on the board of Dow Corning Corporation and a member of the National Academy of Engineering and the National Chemistry Board. Age 60.

Jeffrey Evenson *Senior Vice President and Operations Chief of Staff*

Dr. Evenson joined Corning in June 2011 and was elected to his current position at that time. He serves on the Management Committee and oversees a variety of strategic programs and growth initiatives. Prior to joining Corning, Dr. Evenson was a senior vice president with Sanford C. Bernstein, where he served as a senior analyst since 2004. Before that, Dr. Evenson was a partner at McKinsey & Company, where he led technology and market assessment for early-stage technologies. Age 47.

R. Tony Tripeny *Senior Vice President, Corporate Controller and Principal Accounting Officer*

Mr. Tripeny joined Corning in 1985 as the corporate accounting manager of Corning Cable Systems, and became the Keller facility's plant controller in 1989. In 1993, he was appointed equipment division controller of Corning Cable Systems and, in 1996 corporate controller. Mr. Tripeny was appointed chief financial officer of Corning Cable Systems in July 2000. In 2003, he took on the additional role of Telecommunications group controller. He was appointed division vice president, operations controller in August 2004, and vice president, corporate controller in October 2005. Mr. Tripeny was elected to his current position in April 2009. He is on the board of directors of Hardinge Inc. Age 53.

Vincent P. Hatton *Senior Vice President and General Counsel*

Mr. Hatton joined Corning in 1981 as an assistant corporate counsel and became a division counsel in 1984. Mr. Hatton was named assistant general counsel, Specialty Materials in May 1993, and director of the Legal Department in 1995. Mr. Hatton was elected vice president in 1998 and senior vice president in 2003. Mr. Hatton was elected to his current position on March 1, 2007. Age 62.

Document Availability

A copy of Corning's 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to Ms. Denise A. Hauselt, Vice President, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 and other filings are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC, and can be accessed electronically free of charge, through the Investor Relations line on Corning's web site at *www.corning.com*. The information contained on the Company's website is not included in, or incorporated by reference into, this Annual Report on Form 10-K.

Risk Factors

We operate in rapidly changing economic and technological environments that present numerous risks, many of which are driven by factors that we cannot control or predict. Our operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our common stock. The following discussion of "risk factors" identifies the most significant factors that may adversely affect our business, operations, financial position or future financial performance. This information should be read in conjunction with MD&A and the consolidated financial statements and related notes incorporated by reference into this report. The following discussion of risks is not all inclusive but is designed to highlight what we believe are important factors to consider, as these factors could cause our future results to differ from those in the forward-looking statements and from historical trends.

As a multinational global company, we face many risks which could adversely impact our ongoing operations and reported financial results

We operate in over 100 countries and derive a substantial portion of our revenues from, and have significant operations, outside of the United States. Our international operations include manufacturing, assembly, sales, customer support, and shared administrative service centers.

Compliance with laws and regulations increases our cost of doing business. These laws and regulations include U.S. laws and local laws which include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, prohibitions on payments to governmental officials, import and trade restrictions and export requirements. Non-compliance and violations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could result in prohibitions on our ability to offer our products and services in one or more countries and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties.

We are also subject to a variety of other risks in managing a multinational global organization, including those related to:

- General economic conditions in each country or region;
- Operations outside the U.S. are subject to many complex regulatory requirements affecting international trade and investment, including anti-dumping laws, export controls, the Foreign Corrupt Practices Act and local laws prohibiting corrupt payments. Our operations may be adversely affected by changes in the substance or enforcement of these regulatory requirements, and by actual or alleged violations of them.
- Fluctuations in currency exchange rates convertibility of currencies and restrictions involving the movement of funds between jurisdictions and countries;
- Sovereign risks may adversely affect Corning's profitability and assets;
- Geographical concentration of our factories and operations and regional shifts in our customer base;
- Periodic health epidemic concerns;
- Political unrest, confiscation and expropriation of our assets by foreign governments, terrorism and the potential for other hostilities;
- Difficulty in protecting intellectual property or sensitive commercial and operations data or information technology systems generally;
- Differing legal systems, including protection and treatment of intellectual property and patents;
- Complex tax regimes, tariffs, duties, trade duties and other trade barriers including anti-dumping duties;
- Difficulty in collecting obligations owed to us such as accounts receivable;
- Natural disasters such as floods, earthquakes and windstorms; and
- Potential power loss or disruption affecting manufacturing.

Our sales could be negatively impacted by the actions or circumstances of one or more key customers leading to the substantial reduction in orders for our products

In 2012, Corning's ten largest customers accounted for 50% of our sales.

In addition, a relatively small number of customers accounted for a high percentage of net sales in our reportable segments. For 2012, three customers of the Display Technologies segment accounted for 63% of total segment net sales when combined. In the Telecommunications segment, one customer accounted for 12% of segment net sales. In the Environmental Technologies segment, three customers accounted for 86% of total segment sales in aggregate. In the Specialty Materials segment, two customers accounted for 54% of segment sales in 2012. In the Life Sciences segment, two customers accounted for 38% of segment sales in 2012. As a result of mergers and consolidations between customers, Corning's customer base could become more concentrated.

Samsung Corning Precision Materials' sales were also concentrated in 2012, with sales to two LCD panel makers located in South Korea accounting for approximately 93% of total Samsung Corning Precision Materials sales.

Our Telecommunications segment customers' purchases of our products are affected by their capital expansion plans, general market and economic uncertainty and regulatory changes, including broadband policy. Sales in the Telecommunications segment are expected to be impacted by the pace of fiber-to-the-premises deployments. Our sales will be dependent on planned targets for homes passed and connected. Changes in our customers' deployment plans could adversely affect future sales in any quarter or for the full year.

In the Environmental Technologies segment, sales of our ceramic substrate and filter products for automotive and diesel emissions are expected to fluctuate with vehicle production. Changes in laws and regulations for air quality and emission controls may also influence future sales. Sales in our Environmental Technologies segment are mainly to three catalyzers and emission system control manufacturers. Our customers sell these systems to automobile and diesel engine original equipment manufacturers. Sales in this segment may be affected by adverse developments in the global vehicle or freight hauling industries or by such factors as higher fuel prices that may affect vehicle sales or downturns in freight traffic.

Certain sales in our Specialty Materials segment track worldwide economic cycles and our customers' responses to those cycles. In addition, any positive trends in prior years in the sales of strengthened glass may not continue. We may experience losses relating to our inability to supply contracted quantities of this glass and processes planned to produce new versions of this glass may not be successful.

Sales in our Life Sciences segment are concentrated with two large distributors who are also competitors, and the balance is to a variety of pharmaceutical and biotechnology companies, hospitals, universities, and other research facilities. In 2012, our two largest distributors accounted for 38% of Life Sciences' segment sales. Changes in our distribution arrangements in this segment may adversely affect this segment's financial results.

Our operations and financial performance could be negatively impacted, if the markets for our products do not develop and expand as we anticipate

The markets for our products are characterized by rapidly changing technologies, evolving industry or regulatory standards and new product introductions. Our success is dependent on the successful introduction of new products, or upgrades of current products, and our ability to compete with new technologies.

The following factors related to our products and markets, if they do not continue as in the recent past, could have an adverse impact on our operations:

- our ability to introduce leading products such as glass substrates for liquid crystal displays, optical fiber and cable and hardware and equipment, and environmental substrate and filter products at competitive prices;
- our ability to manufacture glass substrates and strengthened glass, to satisfy our customers technical requirements and our contractual obligations; and
- our ability to develop new products in response to government regulations and laws.

We face pricing pressures in each of our businesses that could adversely affect our financial performance

We face pricing pressure in each of our businesses as a result of intense competition, emerging technologies, or over-capacity. While we work consistently toward reducing our costs to offset pricing pressures, we may not be able to achieve proportionate reductions in costs or sustain our current rate of cost reduction. We anticipate pricing pressures will continue in the future in all our businesses.

Any of these items could cause our sales or profitability to be significantly reduced.

We face risks due to foreign currency fluctuations

Because we have significant customers and operations outside the U.S., fluctuations in foreign currencies, especially the Japanese yen, New Taiwan dollar, Korean won, and Euro, affect our sales, net income and cash flow. Foreign exchange rates may make our products less competitive in countries where local currencies depreciate in value relative to the U.S. dollar and Japanese yen. Sales in our Display Technologies segment, representing 36% of Corning's sales in 2012, are primarily denominated in Japanese yen. Corning hedges significant transaction and balance sheet currency exposures and uses derivative instruments to limit exposure to foreign currency fluctuations associated with certain monetary assets and liabilities as well as operating results. Although we selectively hedge these items, changes in exchange rates (especially the Japanese yen to U.S. dollar) will significantly impact our reported revenues and profits.

We have a program which primarily utilizes foreign currency forward contracts to offset the risks associated with foreign currency exposures. As a part of this program, we enter into foreign currency forward contracts so that increases or decreases in the value of our foreign currency exposures are at least partially offset by gains or losses on the foreign currency forward contracts in order to mitigate the volatility associated with our foreign currency transactions. A large portion of our consolidated operations are international and we expect that we will continue to realize gains or losses with respect to our foreign currency exposures, net of gains or losses from our hedging programs. For example, we will experience foreign currency gains and losses in certain instances if it is not possible or cost effective to hedge our foreign currency exposures or should we elect not to hedge certain of our foreign currency exposures. Our ultimate realized loss or gain with respect to currency fluctuations will generally depend on the size and type of cross-currency exposures that we enter into, the currency exchange rates associated with these exposures and changes in those rates, whether we have entered into foreign currency forward contracts to offset these exposures and other factors. All of these factors could materially impact our results of operations, anticipated future results, financial position and cash flows, the timing of which is variable and generally outside of our control.

If the financial condition of our customers declines, our credit risks could increase

Although we have a rigorous process to administer credit and believe our bad debt reserve is adequate, we have experienced, and in the future may experience, losses as a result of our inability to collect our accounts receivable. If our customers or our indirect customers fail to meet their payment obligations for our products, we could experience reduced cash flows and losses in excess of amounts reserved. Many customers of our Display Technologies and Specialty Materials segments are thinly capitalized and/or unprofitable. In our Environmental Technologies segment, the U.S. auto makers and certain of their suppliers have encountered credit downgrades or have filed for bankruptcy protection. In our Telecommunications segment, certain large infrastructure projects are subject to governmental funding, which, if terminated, could adversely impact the financial strength of our customers. These factors may result in an inability to collect receivables or a possible loss in business.

The success of our business depends on our ability to develop and produce quality products that meet our customers' needs

Our business relies on continued global demand for our brands and products. To achieve business goals, we must develop and sell products that appeal to our customers, OEMs and distributors. This is dependent on a number of factors, including our ability to manage and maintain key customer relationships, our ability to produce products that meet the quality, performance and price expectations of our customers. The manufacturing of our products involves highly complex and precise processes. In some cases, existing manufacturing may be insufficient to achieve the requirements of our customers. We will need to develop new manufacturing processes and techniques to maintain profitable operations. While we continue to fund projects to improve our manufacturing techniques and processes and lower our costs, we may not achieve satisfactory manufacturing costs that will fully enable us to meet our profitability targets.

In addition, our continued success in selling products that appeal to our customers is dependent on our ability to innovate, with respect to both products and operations, and on the availability and effectiveness of legal protection for our innovation. Failure to continue to deliver quality and competitive products to the marketplace, to adequately protect our intellectual property rights, to supply products that meet applicable regulatory requirements or to predict market demands for, or gain market acceptance of, our products, could have a negative impact on our business, results of operations and financial condition.

Our future financial performance depends on our ability to purchase a sufficient amount of materials, precious metals, parts, and manufacturing equipment to meet the demands of our customers

Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of materials, precious metals, parts and components from our suppliers. We may experience shortages that could adversely affect our operations. Although we work closely with our suppliers to avoid shortages, there can be no assurances that we will not encounter problems in the future. Furthermore, certain manufacturing equipment, raw materials or components are available only from a single source or limited sources. We may not be able to find alternate sources in a timely manner. A reduction, interruption or delay of supply, or a significant increase in the price for supplies, such as manufacturing equipment, precious metals, raw materials or energy, could have a material adverse effect on our businesses.

We have incurred, and may in the future incur, goodwill and other intangible asset impairment charges

At December 31, 2012, Corning had goodwill and other intangible assets of $1,496 million. While we believe the estimates and judgments about future cash flows used in the goodwill impairment tests are reasonable, we cannot provide assurance that future impairment charges will not be required if the expected cash flow estimates as projected by management do not occur, especially if an economic recession occurs and continues for a lengthy period or becomes severe, or if acquisitions and investments made by the Company fail to achieve expected returns.

If our products, including materials purchased from our suppliers, experience performance issues, our business will suffer

Our business depends on the production of products of consistently high quality. Our products, components and materials purchased from our suppliers, are typically tested for quality. These testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons, our products, including materials purchased from our suppliers, may fail to perform as a customer expected. In some cases, product redesigns or additional expense may be required to address such issues. A significant or systemic quality issue could result in customer relations problems, lost sales, reduced volumes, product recalls and financial damages and penalties.

We operate in a highly competitive environment

We operate in a highly competitive environment, and our outlook depends on the company's share of industry sales based on our ability to compete with others in the marketplace. The Company competes on the basis of product performance, customer service, quality and price. There can be no assurance that our products will be able to compete successfully with other companies' products. Thus, our share of industry sales could be reduced due to aggressive pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, our failure to price our products competitively, our failure to produce our products at a competitive cost or unexpected, emerging technologies or products. We expect that we will face continuous competition from existing competitors, low cost manufacturers and new entrants. We believe we must invest in research and development, engineering, manufacturing and marketing capabilities, and continue to improve customer service in order to remain competitive. We cannot provide assurance that we will be able to maintain or improve our competitive position.

We may need to change our pricing models to compete successfully

We face intense competition in all of our businesses, particularly LCD glass, and general economic and business conditions can put pressure on us to change our prices. If our competitors offer significant discounts on certain products or develop products that the marketplace considers more valuable, we may need to lower prices or offer other favorable terms in order to retain our customers and market positions. Any such changes may reduce our profitability and cash flow. Any broad-based change to our prices and pricing policies could cause our revenues to decline or be delayed as we implement and our customers adjust to the new pricing policies. If we do not adapt our pricing models to reflect changes in customer use of our products or changes in customer demand, our revenues could decrease.

LCD glass generates a significant amount of the Company's profits and cash flow, and any events that adversely affect the markets for LCD glass substrates could have a material and negative impact on results our financial results

Corning's ability to generate profits and operating cash flow depends largely upon the level of profitability of our LCD business. As a result, any event that adversely affects our Display business could have a significant impact on results of our consolidated financial results. These events could include loss of patent protection, increased costs associated with manufacturing, and increased competition from the introduction of new, and more desirable products. If any of these events had a material adverse effect on the sales of our LCD glass, such an event could result in material charges and a significant reduction in profitability.

Additionally, emerging material technologies could replace our glass substrates for certain applications, including display glass, handheld cover glass and others, resulting in a decline in demand for our products. Existing or new production capacity for glass substrates may exceed the demand for them. Technologies for displays handheld cover glass and other applications in competition with our glass may reduce or eliminate the need for our glass substrates. New process technologies developed by our competitors may also place us at a cost or quality disadvantage. Our own process technologies may be acquired or used unlawfully by others, enabling them to compete with us. Our inability to manufacture glass substrates to the specifications required by our customers may result in loss of revenue, margins and profits or liabilities for failure to supply. A scarcity of resources, limitations on technology, personnel or other factors resulting in a failure to produce commercial quantities of glass substrates could have adverse financial consequences to us.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations

Our effective tax rate could be adversely impacted by several factors, some of which are outside of our control, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
- changes in tax treaties and regulations and the interpretation of them;
- changes to our assessments about the realizability of our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic environments in which we do business;
- the outcome of current and future tax audits, examinations, or administrative appeals;
- changes in generally accepted accounting principles that affect the accounting for taxes; and
- limitations or adverse findings regarding our ability to do business in some jurisdictions.

In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Significant judgment is required in determining our worldwide provision for income taxes. Although we believe our tax estimates are reasonable, the final determination could be materially different from our historical tax provisions and accruals.

We may have additional tax liabilities

We are subject to income taxes in the U.S. and many foreign jurisdictions and are commonly audited by various tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our financial statements in the period or periods for which that determination is made.

We earn a significant amount of our net profits from outside the U.S., and any repatriation of funds currently held in foreign jurisdictions may result in higher effective tax rates for the company. In addition, there have been proposals to change U.S. tax laws that could significantly impact how U.S. multinational corporations are taxed on foreign earnings. Although we cannot predict whether or in what form proposed legislation may pass, if enacted certain anti-deferral proposals could have a material adverse impact on our tax expense and cash flow.

Our business depends on our ability to attract and retain talented employees

The loss of the services of any of our key research and development, engineering or operational personnel or senior management without adequate replacement, or the inability to attract new qualified personnel, could have a material adverse effect on our operations and financial performance.

We are subject to strict environmental regulations and regulatory changes that could result in fines or restrictions that interrupt our operations

Various stages of our manufacturing processes generate chemical waste, waste water and other industrial waste and green-house gases, and we are subject to numerous laws and regulations relating to the use, storage, discharge and disposal of such substances. We have installed anti-pollution equipment for the treatment of chemical waste and waste water at our facilities. We have taken steps to control the amount of greenhouse gases created by our manufacturing operations. However, we cannot provide assurance that environmental claims will not be brought against us or that government regulators will not take steps toward adopting more stringent environment standards.

Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, or the suspension/cessation of production or operations. In addition, environmental regulations could require us to acquire costly equipment, incur other significant compliance expenses or limit or restrict production or operations and thus materially and negatively affect our financial condition and results of operations.

Changes in regulations and the regulatory environment in the U.S. and other countries, such as those resulting from the regulation and impact of global warming and CO2 abatement, may affect our businesses and their results in adverse ways by, among other things, substantially increasing manufacturing costs, limiting availability of scarce resources, especially energy, or requiring limitations on production and sale of our products or those of our customers.

We may experience difficulties in enforcing our intellectual property rights and we may be subject to claims of infringement of the intellectual property rights of others

We rely on patent and trade secret laws, copyright, trademark, confidentiality procedures, controls and contractual commitments to protect our intellectual property rights. Despite our efforts, these protections may be limited and we may encounter difficulties in protecting our intellectual property rights or obtaining rights to additional intellectual property necessary to permit us to continue or expand our businesses. We cannot provide assurance that the patents that we hold or may obtain will provide meaningful protection against our competitors. Changes in or enforcement of laws concerning intellectual property, worldwide, may affect our ability to prevent or address the misappropriation of, or the unauthorized use of, our intellectual property. Litigation may be necessary to enforce our intellectual property rights. Litigation is inherently uncertain and the outcome is often unpredictable. Other companies hold patents on technologies used in our industries and are aggressively seeking to expand, enforce and license their patent portfolios. If we cannot protect our intellectual property rights against unauthorized copying or use, or other misappropriation, we may not remain competitive.

The intellectual property rights of others could inhibit our ability to introduce new products. We periodically receive notices from, or have lawsuits filed against us by third parties claiming infringement, misappropriation or other misuse of their intellectual property rights and/or breach of our agreements with them. These third parties often include entities that do not have the capabilities to design, manufacture, or distribute products or that acquire intellectual property like patents for the sole purpose of monetizing their acquired intellectual property through asserting claims of infringement and misuse. Such claims of infringement or misappropriation may result in loss of revenue, substantial costs, or lead to monetary damages or injunctive relief against us. We cannot provide assurance as to the outcome of any such claims.

Current or future litigation may harm our financial condition or results of operations

As described in Legal Proceedings in this Form 10-K, we are engaged in litigation and regulatory matters. Litigation and regulatory proceedings may be uncertain, and adverse rulings could occur, resulting in significant liabilities, penalties or damages. Such current or future substantial legal liabilities or regulatory actions could have a material adverse effect on our business, results of operations, financial condition, cash flows and reputation.

We may not capture significant revenues from our current research and development efforts for several years, if at all

Developing our products through research and development is expensive and the investment often involves a long return on investment cycle. We have made and expect to continue to make significant investments in research and development and related product opportunities. Accelerated product introductions and short product life cycles require high levels of expenditures for research and development that could adversely affect our operating results if not offset by increases in our gross margin. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position.

Business disruptions could affect our operating results

A significant portion of our manufacturing, research and development activities and certain other critical business operations are concentrated in a few geographic areas. A major earthquake, fire or other catastrophic event that results in the destruction or disruption of any of our critical facilities could severely affect our ability to conduct normal business operations and, as a result, our future financial results could be materially and adversely affected.

Additionally, a significant amount of the specialized manufacturing capacity for our Display Technologies segment is concentrated in three overseas countries and it is reasonably possible that the operations of one or more such facilities could be disrupted. Due to the specialized nature of the assets and the customers' locations, it may not be possible to find replacement capacity quickly or substitute production from facilities in other countries. Accordingly, loss of these facilities could produce a near-term severe impact on our Display business and the Company as a whole.

We face risks through equity affiliates that we do not control

Corning's net income includes significant equity earnings from associated companies. For the year ended December 31, 2012, we recognized $810 million of equity earnings, of which 97% came from our two largest investments: Dow Corning (which makes silicone and high purity polycrystalline products) and Samsung Corning Precision Materials (which primarily makes liquid crystal display glass). Samsung Corning Precision Materials is located in the Asia-Pacific region and is subject to political and geographic risks mentioned above, as well as business and other risks within the Display Technologies segment. Our equity investments may not continue to perform at the same levels as in recent years. Dow Corning emerged from Chapter 11 bankruptcy in 2004 and has certain obligations under its Plan of Reorganization to resolve and fund claims of its creditors and personal injury claimants. Dow Corning may incur further bankruptcy charges in the future, which may adversely affect its operations or assets. Dow Corning also could be adversely impacted by an unfavorable ruling by the Chinese Ministry of Commerce (MOFCOM), and a continuation of significant price declines at their consolidated subsidiary, Hemlock Semiconductor Group. In addition, we rely on the internal controls and financial reporting controls of these entities and their failure to maintain effectiveness or comply with applicable standards may adversely affect us.

We may not have adequate insurance coverage for claims against us

We face the risk of loss resulting from product liability, asbestos, securities, fiduciary liability, intellectual property, antitrust, contractual, warranty, environmental, fraud and other lawsuits, whether or not such claims are valid. In addition, our product liability, fiduciary, directors and officers, property policies including business interruption, natural catastrophe and comprehensive general liability insurance may not be adequate to cover such claims or may not be available to the extent we expect in the future. A successful claim that exceeds or is not covered by our policies could require us to pay substantial sums. Some of the carriers in our historical primary and excess insurance programs are in liquidation and may not be able to respond if we should have claims reaching their policies. The financial health of other insurers may deteriorate. Several of our insurance carriers are litigating with us the extent, if any, of their obligation to provide insurance coverage for asbestos liabilities asserted against us. The results of that litigation may adversely affect our insurance coverage for those risks. In addition, we may not be able to obtain adequate insurance coverage for certain types of risk such as political risks, terrorism or war.

Our global operations are subject to extensive trade and anti-corruption laws and regulations

Due to the international scope of our operations, we are subject to a complex system of import- and export-related laws and regulations, including U.S. regulations issued by Customs and Border Protection, the Bureau of Industry and Security, the Office of Antiboycott Compliance, the Directorate of Defense Trade Controls and the Office of Foreign Assets Control, as well as the counterparts of these agencies in other countries. Any alleged or actual violations may subject us to government scrutiny, investigation and civil and criminal penalties, and may limit our ability to import or export our products or to provide services outside the United States. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted.

In addition, the U.S. Foreign Corrupt Practices Act and similar foreign anti-corruption laws generally prohibit companies and their intermediaries from making improper payments or providing anything of value to improperly influence foreign government officials for the purpose of obtaining or retaining business, or obtaining an unfair advantage. Recent years have seen a substantial increase in the global enforcement of anti-corruption laws. Our continued operation and expansion outside the United States, including in developing countries, could increase the risk of such violations. Violations of these laws may result in severe criminal or civil sanctions, could disrupt our business, and result in an adverse effect on our reputation, business and results of operations or financial condition.

Moreover, several of our equity affiliates and related partners are domiciled in areas of the world with laws, rules and business practices that differ from those in the United States. Although we strive to select equity partners and affiliates who share our values and understand our reporting requirements as a U.S.-domiciled company and to ensure that an appropriate business culture exists within these ventures to minimize and mitigate our risk, we nonetheless face the reputational and legal risk that our equity partners and affiliates may violate applicable laws, rules and business practices.

Acquisitions, joint ventures and strategic alliances may have an adverse effect on our business

We expect to continue making acquisitions and entering into joint ventures and strategic alliances as part of our business strategy. These transactions involve significant challenges and risks including that the transaction does not advance our business strategy, that we do not realize a satisfactory return on our investment, or that we experience difficulty integrating new employees, business systems, and technology, or diversion of management's attention from our other businesses. It may take longer than expected to realize the full benefits, such as increased revenue and cash flow, enhanced efficiencies, or market share, or those benefits may ultimately be smaller than anticipated, or may not be realized. These events could harm our operating results or financial condition.

Improper disclosure of personal data could result in liability and harm our reputation

We store and process personally-identifiable information of our employees and, in some cases, our customers. At the same time, the continued occurrence of high-profile data breaches provides evidence of the increasingly hostile information security environment. This environment demands that we continuously improve our design and coordination of security controls across our business groups and geographies. Despite these efforts, it is possible our security controls over personal data, our training of employees and vendors on data security, and other practices we follow may not prevent the improper disclosure of personally identifiable information. Improper disclosure of this information could harm our reputation or subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue.

Significant macroeconomic events, changes in regulations, or a crisis in the financial markets could limit our access to capital

We utilize credit in both the capital markets and from banks to facilitate company borrowings, hedging transactions, leases and other financial transactions. We maintain a $1 billion revolving credit agreement in the United States to fund with potential liquidity needs and to backstop certain transactions. An adverse macroeconomic event or changes in bank regulations could limit our ability to gain access to credit or to renew the revolving credit agreement upon expiration. Additionally, a financial markets crisis may limit our ability to utilize financial markets to access liquidity.

Adverse economic conditions may adversely affect our cash investments

We maintain an investment portfolio of various types of securities with varying maturities and credit quality. These investments are subject to general credit, liquidity, market, and interest rate risks, which may be exacerbated by unusual events that have affected global financial markets. A significant part of our investment portfolio consists, either directly or indirectly, through the use of money market funds of U.S. government securities. If global credit and equity markets experience prolonged periods of decline, or if the U.S. defaults on its debt obligations or its debt is downgraded, our investment portfolio may be adversely impacted and we could determine that more of our investments have experienced an other-than-temporary decline in fair value, requiring impairment charges that could adversely impact our financial results. Additionally, these events could limit liquidity for redemption of our money market fund investments, or losses if the money market funds experience a permanent loss.

Information technology dependency and security vulnerabilities could lead to reduced revenue, liability claims, or competitive harm

The Company is increasingly dependent on sophisticated information technology and infrastructure. Any significant breakdown, intrusion, interruption or corruption of these systems or data breaches could have a material adverse effect on our business.

We use electronic information technology (IT) in our manufacturing processes and operations and other aspects of our business. Despite our implementation of security measures, our IT systems are vulnerable to disruptions from computer viruses, natural disasters, unauthorized access, cyber attack and other similar disruptions. A material breach in the security of our IT systems could include the theft of our intellectual property or trade secrets. Such disruptions or security breaches could result in the theft, unauthorized use or publication of our intellectual property and/or confidential business information, harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives, or otherwise adversely affect our business. Like other global companies, we have, from time to time, experienced incidents related to our IT systems, and expect that such incidents will continue, including malware and computer virus attacks, unauthorized access, systems failures and disruptions. We have measures and defenses in place against unauthorized access, but we may not be able to prevent, immediately detect, or remediate such events.

Additionally, utilities and other operators of critical energy infrastructure that serve our facilities face heightened security risks, including cyber attacks. In the event of such an attack, disruption in service from our utility providers could disrupt our manufacturing operations which rely on a continuous source of power (electrical, gas, etc.).

International trade policies may impact demand for our products and our competitive position

Government policies on international trade and investment such as import quotas, capital controls or tariffs, whether adopted by individual governments or addressed by regional trade blocs, can affect the demand for our products and services, impact the competitive position of our products or prevent us (including our equity affiliates/joint ventures) from being able to sell products in certain countries. The implementation of more restrictive trade policies, such as higher tariffs or new barriers to entry, in countries in which we sell large quantities of products and services could negatively impact our business, results of operations and financial condition. For example, a government's adoption of "buy national" policies or retaliation by another government against such policies could have a negative impact on our results of operations. These policies also affect our equity companies.

Legal Proceedings

Environmental Litigation. Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act or by state governments under similar state laws, as a potentially responsible party for 17 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by the Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2012 and 2011, Corning had accrued approximately $21 million (undiscounted) and $25 million (undiscounted), respectively, for the estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

Dow Corning Corporation. Corning and The Dow Chemical Company (Dow Chemical) each own 50% of the common stock of Dow Corning. In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousands of breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan) which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.7 billion to the Settlement Trust. As of December 31, 2012, Dow Corning had recorded a reserve for breast implant litigation of $1.6 billion. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a number of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. As of December 31, 2012, Dow Corning has estimated the liability to commercial creditors to be within the range of $90 million to $294 million. As Dow Corning management believes no single amount within the range appears to be a better estimate than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $90 million, net of applicable tax benefits. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. The remaining tort claims against Corning are expected to be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

On July 20, 2012, the Chinese Ministry of Commerce ("MOFCOM") initiated anti-dumping and countervailing duty investigations of imports of solar-grade polycrystalline silicon products from the U.S. and Korea, based on a petition filed by Chinese solar-grade polycrystalline silicon producers. The petition alleges that producers within these countries, including a consolidated subsidiary of Dow Corning, exported solar-grade polycrystalline silicon to China at less than normal value, and that production of solar-grade polycrystalline silicon in the U.S. has been subsidized by the U.S. government. If the Chinese authorities rule that dumping or subsidization took place, they may impose additional duties on future imports of solar-grade polycrystalline silicon to China from the U.S. Dow Corning and its consolidated subsidiaries are complying with MOFCOM in the investigations and are vigorously contesting the allegations. As the outcome of such actions is uncertain, Dow Corning cannot predict the ultimate impact of these matters.

Pittsburgh Corning Corporation. Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. At the time PCC filed for bankruptcy protection, there were approximately 11,800 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently involved in approximately 9,800 other cases (approximately 37,500 claims) alleging injuries from asbestos and similar amounts of monetary damages per case. Those cases have been covered by insurance without material impact to Corning to date. As of December 31, 2012, Corning had received for these cases approximately $18.6 million in insurance payments related to those claims. As described below, several of Corning's insurance carriers have filed a legal proceeding concerning the extent of any insurance coverage for past and future defense and indemnity costs for these claims. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

Corning, with other relevant parties, has been involved in ongoing efforts to develop a Plan of Reorganization that would resolve the concerns and objections of the relevant courts and parties. In 2003, a plan was agreed to by various parties (the 2003 Plan), but, on December 21, 2006, the Bankruptcy Court issued an order denying the confirmation of that 2003 Plan. On January 29, 2009, an amended plan of reorganization (the Amended PCC Plan) – which addressed the issues raised by the Court when it denied confirmation of the 2003 Plan – was filed with the Bankruptcy Court.

The proposed resolution of PCC asbestos claims under the Amended PCC Plan would have required Corning to contribute its equity interests in PCC and Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, and to contribute a fixed series of payments, recorded at present value. Corning would have had the option to use its shares rather than cash to make these payments, but the liability would have been fixed by dollar value and not the number of shares. The Amended PCC Plan would, originally, have required Corning to make (1) one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and (2) five additional payments of $50 million, on each of the five subsequent anniversaries of the first payment, the final payment of which is subject to reduction based on the application of credits under certain circumstances. Documents were filed with the Bankruptcy Court further modifying the Amended PCC Plan by reducing Corning's initial payment by $30 million and reducing its second and fourth payments by $15 million each. In return, Corning would relinquish its claim for reimbursement of its payments and contributions under the Amended PCC Plan from the insurance carriers involved in the bankruptcy proceeding with certain exceptions.

On June 16, 2011, the Court entered an Order denying confirmation of the Amended PCC Plan. The Court's memorandum opinion accompanying the order rejected some objections to the Amended PCC Plan and made suggestions regarding modifications to the Amended PCC Plan that would allow the Plan to be confirmed. Corning and other parties have filed a motion for reconsideration, objecting to certain points of this Order. Certain parties to the proceeding filed specific Plan modifications in response to the Court's opinion and Corning supported these filings. Certain parties objected to the proposed Plan modifications and, to resolve some of those objections, further revisions to the Plan and other documents were filed. A modified Amended PCC Plan was then submitted by PCC, and objections to that Plan were filed by two parties. Those objections and the Plan are pending before the Court.

The Amended PCC Plan does not include certain non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded in its estimated asbestos litigation liability an additional $150 million for the approximately 9,800 current non-PCC cases alleging injuries from asbestos, and for any future non-PCC cases. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more data becomes available.

The Amended PCC Plan with the modifications addressing issues raised by the Court's June 16, 2011 opinion remains subject to a number of contingencies. Payment of the amounts required to fund the Amended PCC Plan from insurance and other sources are subject to a number of conditions that may not be achieved. The approval of the (further modified) Amended PCC Plan by the Bankruptcy Court is not certain and faces objections by some parties. If the modified Amended PCC Plan is approved by the Bankruptcy Court, that approval will be subject to appeal. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Several of Corning's insurers have commenced litigation in state courts for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the potential resolutions described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation and therefore cannot estimate the range of any possible loss.

Seoul Guarantee Insurance Co. and other creditors against Samsung Group and affiliates. Prior to their merger, Samsung Corning Precision Materials Co., Ltd. (Samsung Corning Precision Materials) and Samsung Corning Co. Ltd. (Samsung Corning) were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and thirteen other creditors (SGI and Creditors) for alleged breach of an agreement that approximately twenty-eight affiliates of the Samsung group (Samsung Affiliates) entered into with SGI and Creditors on August 24, 1999 (the Agreement). The lawsuit is pending in the courts of South Korea. Under the Agreement, it is alleged that the Samsung Affiliates agreed to sell certain shares of Samsung Life Insurance Co., Ltd. (SLI), which had been transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motors Inc. In the lawsuit, SGI and Creditors allege a breach of the Agreement by the Samsung Affiliates and are seeking the loss of principal (approximately $1.95 billion) for loans extended to Samsung Motors Inc., default interest and a separate amount for breach. On January 31, 2008, the Seoul District Court ordered the Samsung Affiliates: to pay approximately $1.3 billion by disposing of 2,334,045 shares of SLI less 1,165,955 shares of SLI previously sold by SGI and Creditors and paying the proceeds to SGI and Creditors; to satisfy any shortfall by participating in the purchase of equity or subordinate debentures issued by them; and pay default interest of 6% per annum. The ruling was appealed. On November 10, 2009, the Appellate Court directed the parties to attempt to resolve this matter through mediation. On January 11, 2011, the Appellate Court ordered the Samsung Affiliates to pay 600 billion won in principal and 20 billion won in delayed interest to SGI and Creditors. Samsung promptly paid those amounts, which approximated $550 million when translated to United States dollars, from a portion of an escrow account established upon completion of SLI's initial public offering (IPO) on May 7, 2010. On February 7, 2011, the Samsung Affiliates appealed the Appellate Court's ruling to the Supreme Court of Korea and the appeal is currently in progress. Samsung Corning Precision Materials has not contributed to any payment related to these disputes, and has concluded that no provision for loss should be reflected in its financial statements. Other than as described above, no claim in these matters has been asserted against Corning or any of its affiliates.

Demodulation, Inc. On January 18, 2011, Demodulation, Inc. filed suit in the U.S. District Court for the District of New Jersey against Applied DNA Sciences, Inc., Corning Incorporated, Alfred University, Alfred Technology Resources, Inc., and John and Jane Does 1-10. Demodulation filed an amended complaint on August 3, 2011, alleging a conspiracy by the defendants to steal Demodulation's alleged trade secrets and other intellectual property related to glass covered amorphous metal microwires and seeks damages under various theories, including breach of contract, defamation, conspiracy, antitrust, unfair competition, interference with prospective business relations and misappropriation of trade secrets. Corning moved to dismiss the amended complaint which was granted in part for certain claims, but denied as to other claims, e.g. breach of contract, unfair competition, misappropriation of trade secrets, and tortious interference with business relations. Plaintiff was granted leave to file a second amended complaint. Corning does not believe Demodulation's allegations against Corning have merit and intends to defend the case vigorously. Recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

Trade Secret Misappropriation Suits Concerning LCD Glass Technology. On July 18, 2011, in China, Corning Incorporated filed suit in the Beijing Second Intermediate People's Court against Hebei Dongxu Investment Group Co., Ltd., which changed its name to Dongxu Group Co., Ltd. (Dongxu) for misappropriation of certain trade secrets related to the fusion draw process for manufacturing glass substrates used in active matrix liquid crystal displays (LCDs). Dongxu has filed an appeal to contest jurisdiction. On July 18, 2011, in Korea, Corning Incorporated and Samsung Corning Precision Materials Co., Ltd. (Samsung Corning Precision Materials) filed suits in the Daejeon District Court against Dongxu, one of its officers, and two other named individuals, for related trade secret misappropriation. Samsung Corning Precision Materials is an equity company between Corning and Samsung Electronics Co., Ltd., which uses Corning LCD glass technology under license agreements with Corning. In these actions, Corning is seeking an order restraining Dongxu from using, disclosing, or permitting others to use, misappropriated Corning LCD glass manufacturing technology. Two of the individuals named in the Korean suit were previously convicted in Seoul Southern District Court on January 22, 2009, for the theft of certain Corning LCD glass technology that was being used by Samsung Corning Precision Materials. In February of 2012, the Daejon District Court entered judgment in the civil case against the two individuals and an officer of Dongxu. The Dongxu officer has appealed.

Grand Jury Subpoena. In March of 2012, Corning received a grand jury subpoena issued in the United States District Court for the Eastern District of Michigan from the U.S. Department of Justice in connection with an investigation into conduct relating to possible antitrust law violations involving certain automotive products, including catalytic converters, diesel particulate filters, substrates and monoliths. The subpoena required Corning to produce to the Department of Justice certain documents from the period January 1999 to March 2012. In November of 2012, Corning received another subpoena from the Department of Justice, with the same scope, but extending the time frame for the documents to be produced back to January 1, 1988. Corning's policy is to comply with all laws and regulations, including all antitrust and competition laws. Antitrust investigations can result in substantial liability for the Company. Currently, Corning cannot estimate the ultimate financial impact, if any, resulting from the investigation. Such potential impact, if an antitrust violation by Corning is found, could however, be material to the results of operations of Corning in a particular period.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Corning Incorporated common stock is listed on the New York Stock Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The ticker symbol for Corning Incorporated is "GLW."

The following table sets forth the high and low sales price of Corning's common stock as reported on the Composite Tape.

	First quarter	Second quarter	Third quarter	Fourth quarter
2012				
Price range				
High	$ 14.62	$ 14.58	$ 13.40	$ 13.96
Low	$ 12.52	$ 12.17	$ 10.62	$ 10.71
2011				
Price range				
High	$ 23.43	$ 22.05	$ 18.72	$ 15.75
Low	$ 18.93	$ 17.20	$ 11.90	$ 11.51

As of December 31, 2012, there were approximately 19,680 record holders of common stock and approximately 550,000 beneficial shareholders.

Between the third quarter of 2007 and the third quarter of 2011, Corning paid a quarterly cash dividend of $0.05 per share on the Company's common stock. On October 5, 2011, Corning's Board of Directors declared a 50% increase in the Company's quarterly common stock dividend, increasing Corning's quarterly dividend from $0.05 per share to $0.075 per share of common stock. On October 3, 2012, Corning's Board of Directors declared a 20% increase in the Company's quarterly common stock dividend. Corning's quarterly dividend increased to $0.09 per share of common stock.

Equity Compensation Plan Information

The following table shows the total number of outstanding options and shares available for other future issuances of options under our existing equity compensation plans as of December 31, 2012, including the 2010 Equity Plan for Non-Employee Directors and 2012 Long-Term Incentive Plan:

	A	B	C
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)**
Equity compensation plans approved by security holders[(1)]	64,061,000	16.63	85,622,329
Equity compensation plans not approved by security holders	0	0	0
Total	**64,061,000**	**16.63**	**85,622,329**

(1) Shares indicated are total grants under the most recent shareholder approved plans as well as any shares remaining outstanding from any prior shareholder approved plans.

Performance Graph

The following graph illustrates the cumulative total shareholder return over the last five years of Corning's common stock, the S&P 500 and the S&P Communications Equipment Companies (in which Corning is currently included). The graph includes the capital weighted performance results of those companies in the communications equipment company classification that are also included in the S&P 500.


COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
AMONG CORNING INCORPORATED, S&P 500 AND S&P COMMUNICATIONS EQUIPMENT
(Fiscal Years Ended December 31)
Indexed to 100
$120
$100
$80
$60
$40
$20
$0
2007
2008
2009
2010
2011
2012
Corning incorporated
S&P Communications Equipment
S&P 500

(b) Not applicable.

(c) The following table provides information about our purchases of our common stock during the fiscal fourth quarter of 2012:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Number of shares purchased[1]	Average price paid per share[1]	Number of shares purchased as part of publicly announced plans or programs[2]	Approximate dollar value of shares that may yet be purchased under the plans or programs[2]
October 1-31, 2012	4,725,164	$ 13.31	4,673,797	$ 63,343,352
November 1-30, 2012	5,400,679	$ 11.74	5,393,700	$ 0
December 1-31, 2012	16,843	$ 12.40	0	$ 0
Total at December 31, 2012	**10,142,686**	**$ 12.47**	**10,067,497**	**$ 0**

(1) This column reflects the following transactions during the fiscal fourth quarter of 2012: (i) the deemed surrender to us of 3,073 shares of common stock to pay the exercise price and to satisfy tax withholding obligations in connection with the exercise of employee stock options, and (ii) the surrender to us of 72,116 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees, and (iii) the purchase of 10,067,497 shares of common stock in conjunction with the repurchase program announced in the fourth quarter of 2012.

(2) On October 5, 2011, we publicly announced authorization to repurchase up to $1.5 billion of our common stock by December 31, 2013. The program was finalized in the fourth quarter of 2012.

Selected Financial Data (Unaudited)

(In millions, except per share amounts and number of employees)	Years ended December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
Results of operations					
Net sales	$ 8,012	$ 7,890	$ 6,632	$ 5,395	$ 5,948
Research, development and engineering expenses	$ 745	$ 671	$ 603	$ 563	$ 627
Equity in earnings of affiliated companies	$ 810	$ 1,471	$ 1,958	$ 1,435	$ 1,358
Net income attributable to Corning Incorporated	$ 1,728	$ 2,805	$ 3,558	$ 2,008	$ 5,257
Earnings per common share attributable to Corning Incorporated:					
Basic	$ 1.16	$ 1.80	$ 2.28	$ 1.30	$ 3.37
Diluted	$ 1.15	$ 1.77	$ 2.25	$ 1.28	$ 3.32
Cash dividends declared per common share	$ 0.32	$ 0.23	$ 0.20	$ 0.20	$ 0.20
Shares used in computing per share amounts:					
Basic earnings per common share	1,494	1,562	1,558	1,550	1,560
Diluted earnings per common share	1,506	1,583	1,581	1,568	1,584
Financial position					
Working capital	$ 7,739	$ 6,580	$ 6,873	$ 3,982	$ 2,567
Total assets	$ 29,375	$ 27,848	$ 25,833	$ 21,295	$ 19,256
Long-term debt	$ 3,382	$ 2,364	$ 2,262	$ 1,930	$ 1,527
Total Corning Incorporated shareholders' equity	$ 21,486	$ 21,078	$ 19,375	$ 15,543	$ 13,443
Selected data					
Capital expenditures	$ 1,801	$ 2,432	$ 1,007	$ 890	$ 1,921
Depreciation and amortization	$ 997	$ 957	$ 854	$ 792	$ 695
Number of employees	28,700	28,800	26,200	23,500	27,000

Reference should be made to the Notes to the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Organization of Information

Management's Discussion and Analysis provides a historical and prospective narrative on the Company's financial condition and results of operations. This discussion includes the following sections:

- Overview
- Results of Operations
- Reportable Segments
- Liquidity and Capital Resources
- Environment
- Critical Accounting Estimates
- New Accounting Standards

Overview

Although Corning's net income decreased in 2012 when compared to 2011, we ended the year having made good progress towards our goals despite some challenging economic conditions and changing market environments. In 2012, we set a record for annual sales performance, stabilized our Display Technologies segment primarily through moderating price declines, and continued to grow our new product portfolio.

While Corning remains well positioned for the future, the economic headwinds which started in 2011 and continued into 2012 impacted the majority of our segments. Most severely impacted was our Display Technologies segment, due to significant year-over-year price declines which impacted both our wholly-owned business and our Display Technologies equity affiliates. These price declines were driven by excess glass supply and share shifts at several major customers beginning in the latter half of 2011 and continuing into the first quarter of 2012. The supply chain became more balanced during the remainder of 2012, as we saw a better matching of supply and demand for glass, resulting in more moderate sequential price declines. Results in our Telecommunications segment declined on higher sales in 2012, driven by an increase in operating expenses, the impact of restructuring actions and lower sales of premium fiber products, coupled with the absence of a contingent liability reversal recorded in the third quarter of 2011 in the amount of $27 million. Results also declined in the Environmental Technologies segment, due to a decrease in light duty diesel product sales and the impact of restructuring actions, offset slightly by improved manufacturing performance and lower air freight expenses. Although sales in the Life Sciences segment increased, largely as a result of the acquisition of the Discovery Labware business and a small acquisition completed in the fourth quarter of 2011, segment results declined due to an increase in acquisition–related operating expenses. Results increased substantially in our Specialty Materials segment, driven by significantly higher sales of our Corning Gorilla Glass used in portable display devices.

For the year ended December 31, 2012, we generated net income of $1.7 billion or $1.15 per share compared to net income of $2.8 billion or $1.77 per share for 2011. When compared to last year, the decrease in net income was due largely to the following items:

- Lower net income in the Display Technologies segment due to significant price declines at both our wholly-owned business and the segment's equity affiliates;
- The impact of restructuring charges totaling $60 million, after tax, for costs associated with workforce reductions, asset write-offs and exit costs related to Corning's corporate-wide restructuring plan announced in the fourth quarter of 2012;
- A decline in equity earnings from Dow Corning due to a significant decrease in earnings at Hemlock Semiconductor Group (Hemlock), Dow Corning's consolidated subsidiary that manufactures high purity polycrystalline silicon for the semiconductor and solar industries, driven by price and volume declines, coupled with restructuring and impairment charges in the amount of $81 million, after tax, related to workforce reductions and asset write-offs;
- The absence of a tax benefit in the amount of $41 million from amending our 2006 U.S. Federal tax return to claim foreign tax credits, recorded in the third quarter of 2011;
- Lower royalty income from our equity affiliate Samsung Corning Precision Materials due to the combination of lower sales and the reduction in the royalty rate which took effect in December 2011; and
- An increase in our effective tax rate due to the following:
  - Temporary expiration of favorable U.S. tax provisions, the effects of which will be reversed in the first quarter of 2013 due to the retroactive application of The American Taxpayer Relief act enacted on January 3, 2013;
  - The partial expiration of tax holidays in Taiwan; and
  - Change in our mix of earnings.

The decrease in net income in 2012 was offset somewhat by higher net income in our Specialty Materials segment, a $52 million translation gain as a result of the liquidation of a foreign subsidiary, and the favorable impact of movements in foreign exchange rates.

Corning remains committed to a strategy of growing through global innovation. This strategy has served us well. Our key priorities for 2012 were similar to those in prior years: protect our financial health and invest in the future. During 2012, we made the following progress on these priorities:

Financial Health

Our financial position remained sound and we delivered strong cash flows from operating activities. Significant items in 2012 included the following:

- Our debt to capital ratio at December 31, 2012 was 14%, higher than our debt to capital ratio of 10% at December 31, 2011.
- Operating cash flow for the year was $3.2 billion, consistent with 2011.
- We ended the year with over $6.1 billion of cash and short-term investments.
- Corning's Board of Directors declared a 20% increase in the Company's quarterly common stock dividend.
- We completed a stock repurchase program which began in the fourth quarter of 2011. During 2012, we repurchased 56 million shares of common stock for $720 million. This action reflects our belief that our share price is below our intrinsic value and our confidence in our ability to continue to generate strong cash flows in the future.

Investing in our future

We continue to focus on the future and on what we do best – creating keystone components that enable high-technology systems. We remain committed to investing in research, development and engineering to drive innovation. During 2012, we maintained a balanced innovation strategy focused on: growing our existing businesses; developing opportunities adjacent or closely related to our existing technical and manufacturing capabilities; and investing in long range opportunities in each of our market segments.

We continue to work on new products, including glass substrates for high performance displays and LCD applications, diesel filters and substrates, and the optical fiber, cable and hardware and equipment that enable fiber-to-the-premises, and next generation data centers. In addition, we are focusing on wireless solutions for diverse venue applications, such as distributed antenna systems, fiber to the cell site and fiber to the antenna. We have focused our research, development and engineering spending to support the advancement of new product attributes for our Corning Gorilla Glass suite of products. We will continue to focus on adjacent glass opportunities which leverage existing materials or manufacturing processes, including Corning® Willow™ Glass, our ultra-slim flexible glass substrate for use in next-generation consumer electronic technologies.

Our research, development and engineering expenditures increased by $74 million in 2012 when compared to 2011, but remained relatively constant as a percentage of net sales. We believe our spending levels are appropriate to support our technology and innovation strategies.

Capital spending decreased in 2012 compared to 2011. In 2010, Corning announced several multi-year investment plans to increase manufacturing capacity in several of our reportable segments. Specifically, the projects focused on an LCD glass substrate facility in China for our Display Technologies segment and a capacity expansion project for Specialty Materials' Corning Gorilla Glass in Japan. Although spending for these projects continued into 2012, the majority of the construction costs were incurred in 2011, resulting in a significant decrease in capital spending in those segments. Slightly offsetting the decline was an increase in capital spending in the Telecommunications segment, driven by capacity expansion in our fiber business. Total capital expenditures for 2012 were $1.8 billion. In 2012, approximately $900 million was invested in our Display Technologies segment.

We expect our 2013 capital spending to be about $1.3 billion. Approximately $500 million will be allocated to our Display Technologies segment, of which approximately $200 million will be related to spending on 2012 capital projects.

Corporate Outlook

While Corning will not be without challenges in 2013 due to the uncertainty of the global economy, we expect sales to grow in our Telecommunications, Life Sciences, Specialty Materials and Environmental Technologies segments, and for our market share to stabilize and price declines to be moderate in our Display Technologies segment. A rise in global demand for Corning's optical fiber and cable, combined with growth of enterprise network solutions products and fiber-to-the-premises sales in Australia should propel the sales improvement in our Telecommunications segment. Our recent acquisition of the majority of the Discovery Labware business of Becton, Dickinson and Company is expected to drive the Life Sciences segment sales growth in 2013. We believe the overall LCD glass retail market in 2013 will increase in the mid-to-high single digits from 3.5 billion square feet in 2012, driven by the combination of an increase in retail sales of LCD televisions and the demand for larger television screen sizes. Net income may be negatively impacted by lower equity earnings from our equity affiliate Dow Corning and the impact of movements in foreign exchange rates. We may take advantage of acquisition opportunities that support the long-term strategies of our businesses. We remain confident that our strategy to grow through global innovation, while preserving our financial stability, will enable our continued long-term success.

Results of Operations

Selected highlights from our continuing operations follow (dollars in millions):

	2012	2011	2010	% change 12 vs. 11	% change 11 vs. 10
Net sales	$ 8,012	$ 7,890	$ 6,632	2	19
Gross margin	$ 3,397	$ 3,566	$ 3,049	(5)	17
(gross margin %)	42%	45%	46%		
Selling, general and administrative expense	$ 1,165	$ 1,033	$ 1,015	13	2
(as a % of net sales)	15%	13%	15%		
Research, development and engineering expenses	$ 745	$ 671	$ 603	11	11
(as a % of net sales)	9%	9%	9%		
Restructuring, impairment and other charges (credits)	$ 133	$ 129	$ (329)	3	*
(as a % of net sales)	2%	2%	(5)%		
Asbestos litigation charge (credit)	$ 14	$ 24	$ (49)	(42)	*
(as a % of net sales)	0%	0%	(1)%		
Equity in earnings of affiliated companies	$ 810	$ 1,471	$ 1,958	(45)	(25)
(as a % of net sales)	10%	19%	30%		
Income before income taxes	$ 2,117	$ 3,213	$ 3,845	(34)	(16)
(as a % of net sales)	26%	41%	58%		
(Provision) benefit for income taxes	$ (389)	$ (408)	$ (287)	(5)	42
(as a % of net sales)	(5)%	(5)%	(4)%		
Net income attributable to Corning Incorporated	$ 1,728	$ 2,805	$ 3,558	(38)	(21)
(as a % of net sales)	22%	36%	54%		

* The percentage change calculation is not meaningful.

Net Sales

Net sales in 2012 increased slightly when compared to the prior year, due to sales growth in the Specialty Materials, Telecommunications and Life Sciences segments, offset almost entirely by a decrease in sales in our Display Technologies segment. Sales in the Specialty Materials segment increased by double-digits due to the strong demand for Corning Gorilla Glass that is used as cover glass in portable handheld display devices, tablets and notebook computers. Telecommunications segment sales increased primarily due to sales growth in wireless and fiber-to-the-premises products. The increase in sales in our Life Sciences segment was driven by the acquisition of the BD Discovery Labware business in the fourth quarter of 2012, and by the small acquisition we completed in the fourth quarter of 2011 which produces high-quality cell culture media. Additionally, net sales were positively impacted by movements in foreign exchange rates.

Net sales in 2011 increased 19% when compared to 2010, due to sales growth in all of our segments, with the largest increases occurring in the Specialty Materials, Telecommunications and Environmental segments. Sales in the Specialty Materials segment increased by 86%, due to the strong demand for Corning Gorilla Glass that is used as cover glass in portable handheld display devices, tablets and notebook computers. Telecommunications segment sales increased due to strength across all of their product lines, most significantly in optical fiber and cable and fiber-to-the-premises products. Sales in the Environmental Technologies segment were higher, driven by higher demand for our diesel products. Additionally, net sales were positively impacted by movements in foreign exchange rates.

In 2012, net sales into international markets accounted for 77% of net sales. For 2011 and 2010, net sales into international markets accounted for 78% and 74%, respectively, of net sales.

Cost of Sales

The types of expenses included in the cost of sales line item are: raw materials consumption, including direct and indirect materials; salaries, wages and benefits; depreciation and amortization; production utilities; production-related purchasing; warehousing (including receiving and inspection); repairs and maintenance; inter-location inventory transfer costs; production and warehousing facility property insurance; rent for production facilities; and other production overhead.

Gross Margin

For 2012, gross margin dollars and as a percentage of sales decreased when compared to 2011, due to the impact of significant price declines in our Display Technologies segment. Partially offsetting this decline was improvement in our Specialty Materials segment, where significantly higher sales, increased manufacturing efficiency, and the absence of large cover glass start-up and tank conversion costs incurred in 2011, led to a double-digit increase in gross margin.

For 2011, gross margin dollars increased when compared to 2010, but declined slightly as a percentage of sales. Improvements in gross margin were driven by the impact of strong sales in the Specialty Materials segment, along with volume increases and manufacturing efficiency gains in the Environmental Technologies segment. Offsetting these gains were the impacts of significant price declines in our Display Technologies segment and large cover glass start-up and tank conversion costs.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses for 2012 increased when compared to 2011, due primarily to an increase in performance-based compensation costs, expenses associated with the acquisition of the BD Discovery Labware business, and the absence of a credit in the amount of $27 million resulting from a reduction in a contingent liability associated with an acquisition recorded in 2011. As a percentage of net sales, selling, general, and administrative expenses in 2012 increased when compared to 2011, due to the increase in spending described above and relatively consistent net sales year over year.

Selling, general, and administrative expenses for 2011 increased slightly when compared to 2010, due primarily to an increase in salaries, partially as a result of three small acquisitions completed in 2011 and in the latter half of 2010, offset by an adjustment to performance-based compensation costs and a credit of $27 million resulting from a reduction in a contingent liability associated with an acquisition recorded in the first quarter of 2011. As a percentage of net sales, selling, general, and administrative expenses in 2011 were down considerably when compared to 2010.

The types of expenses included in the selling, general and administrative expenses line item are: salaries, wages and benefits; travel; sales commissions; professional fees; and depreciation and amortization, utilities, and rent for administrative facilities.

Research, Development and Engineering Expenses

Research, development and engineering expenses increased by 11% in 2012 when compared to 2011, but remained relatively constant as a percentage of net sales. During 2012, Corning's research, development and engineering focused on new product development, as well as adjacent glass opportunities which leverage existing materials or manufacturing processes. We believe our spending levels are adequate to support our technology and innovation strategies.

Research, development and engineering expenses for 2011 increased by $68 million to $671 million in 2011 when compared to 2010, but remained relatively constant as a percentage of net sales. Corning's research, development and engineering expenses focused on our Specialty Materials and Telecommunications segments as we strive to capitalize on growth opportunities in those segments.

Restructuring, Impairment, and Other Charges and Credits

Corning recorded restructuring, impairment, and other charges and credits in 2012, 2011 and 2010, which affect the comparability of our results for the periods presented. Additional information on restructuring and asset impairment is found in Note 2 (Restructuring, Impairment and Other Charges (Credits)), Note 9 (Property, Net of Accumulated Depreciation) and Note 16 (Fair Value Measurements) to the Consolidated Financial Statements. A description of those charges and credits follows:

2012 Activity

In response to uncertain global economic conditions, and the potential for slower growth in many of our businesses in 2013, Corning implemented a corporate-wide restructuring plan in the fourth quarter of 2012. We recorded charges of $89 million, before tax, which included costs for workforce reductions, asset write-offs and exit costs. Total cash expenditures associated with these actions are expected to be approximately $49 million, with the majority of spending for employee-related costs completed in 2013. Annualized savings from these actions are estimated to be approximately $71 million and will be reflected largely in selling, general, and administrative expenses.

The Specialty Materials segment recorded an impairment charge in the fourth quarter of 2011 in the amount of $130 million related to certain assets used in the production of large cover glass due to sales that were significantly below our expectations. In the fourth quarter of 2012, after reassessing the large cover glass business, Corning concluded that the large cover glass market was developing differently in 2012 than our expectations, demand for larger-sized cover glass was declining, and the market for this type of glass was instead targeting smaller gen size products. Additionally, in the fourth quarter of 2012, our primary customer of large cover glass notified Corning of its decision to exit from this display market. Based on these events, we recorded an additional impairment charge in the fourth quarter of 2012 in the amount of $44 million, before tax. This impairment charge represents a write-down of assets specific to the glass-strengthening process for large size cover glass to their fair market values, and includes machinery and equipment used in the ion exchange process.

2011 Activity

In the fourth quarter of 2011, the Specialty Materials segment recorded an impairment charge in the amount of $130 million related to certain assets located in Japan used in the ion exchange process for the production of large cover glass. Large cover glass is primarily used as a cover sheet of strengthened glass for frameless (bezel-less) LCD displays. The large cover glass impairment charge represents a write-down of assets specific to the glass-strengthening process for large size cover glass to their relative fair market values as of the date of impairment. This asset group includes machinery and equipment used in the ion exchange process and facilities dedicated to the ion exchange process.

2010 Activity

In the fourth quarter of 2010, we recorded $324 million in other credits as settlement of business interruption and property damage insurance claims resulting from two events which impacted production at several of our LCD glass manufacturing facilities. In August 2009, an earthquake halted production at one of our LCD glass manufacturing facilities in Japan and in October 2009, production at our facility in Taichung, Taiwan was impacted by a power disruption.

Asbestos Litigation

In 2012, we recorded an increase to our asbestos litigation liability of $14 million compared to an increase of $24 million in 2011. In 2010, we recorded a net decrease to our asbestos litigation liability of $49 million. The net decrease in 2010 was due primarily to a $54 million decrease to our estimated liability for asbestos litigation that was recorded in the first quarter of 2010, as a result of the change in terms of the proposed settlement of the PCC asbestos claims. For the remainder of 2010, we recorded net credit adjustments to our asbestos litigation liability of $5 million to reflect the change in value of the estimated settlement liability.

Our asbestos litigation liability was estimated to be $671 million at December 31, 2012, compared with an estimate of $657 million at December 31, 2011. The entire obligation is classified as a non-current liability as installment payments for the cash portion of the obligation are not planned to commence until more than 12 months after the proposed Amended PCC Plan is ultimately effective, and a portion of the obligation will be fulfilled through the direct contribution of Corning's investment in PCE (currently recorded as a non-current other equity method investment).

See Legal Proceedings for additional information about this matter.

Equity in Earnings of Affiliated Companies

The following provides a summary of equity earnings of affiliated companies (in millions):

	Years ended December 31,		
	2012	2011	2010
Samsung Corning Precision Materials	$ 699	$ 1,031	$ 1,473
Dow Corning	90	404	444
All other	21	36	41
Total equity earnings	**$ 810**	**$ 1,471**	**$ 1,958**

Equity earnings of affiliated companies decreased in 2012, reflecting lower earnings performance at both Samsung Corning Precision Materials and at Dow Corning, when compared to last year.

The change in equity earnings from Samsung Corning Precision Materials is explained more fully in the discussion of the performance of the Display Technologies segment and in All Other.

Equity earnings from Dow Corning decreased substantially in 2012 when compared to 2011. Beginning in the latter half of 2011, and continuing into 2012, Dow Corning began experiencing unfavorable industry conditions at its consolidated subsidiary Hemlock Semiconductor Group (Hemlock), a producer of high purity polycrystalline silicon for the semiconductor and solar industries, driven by over-capacity at all levels of the solar industry supply chain. This over-capacity led to significant declines in polycrystalline spot prices in the fourth quarter of 2011, and prices remained depressed throughout 2012. Also potentially impacting this business is a Chinese Ministry of Commerce (MOFCOM) anti-dumping and countervailing duty investigation of imports of solar-grade polycrystalline solar products from the U.S. and Korea. If the Chinese authorities rule that dumping or subsidization took place, they may impose additional duties on future imports of solar-grade polycrystalline silicon to China from the U.S.

Due to the conditions and uncertainties described above, sales volume has declined and production levels of certain operating assets have been reduced. As a result, Dow Corning determined that a polycrystalline silicon plant expansion previously delayed since the fourth quarter of 2011 would no longer be economically viable and made the decision to abandon this expansion activity in the fourth quarter of 2012. The abandonment resulted in an impairment charge of $57 million, before tax, for Corning's share of the write down in the value of these construction-in-progress assets. Further, the startup of another plant expansion that was expected to begin production in 2013 is being delayed until sales volumes increase to levels necessary to support operations.

Additionally, during the fourth quarter of 2012, the events and circumstances described above indicated that additional assets of Dow Corning's polycrystalline silicon business might be impaired. In accordance with accounting guidance for impairment of long-lived assets, Dow Corning compared estimated undiscounted cash flows to the assets' carrying value and determined that the asset group is recoverable as of December 31, 2012. However, it is reasonably possible that the estimate of undiscounted cash flows could change in the near term, resulting in the need to write down those assets to fair value. If a significant adverse duty is imposed by MOFCOM or there is continued pricing deterioration or other adverse market conditions that result in non-performance by customers under long-term contracts, Dow Corning's estimates of cash flows might change. Partially mitigating the adverse circumstances described above are long-term contracts that Dow Corning established in preparation for this negative volatility. These long-term contracts contain customer pre-payment requirements, as well as a provision that the customers "take or pay" the contracted volume of the polycrystalline silicon over the life of the contract. Corning's share of the carrying value of this asset group is approximately $700 million, after tax.

In addition to the significant declines in polycrystalline silicon prices and the impairment charge described above, equity earnings from Dow Corning were also negatively impacted in 2012 by the following items:

- Corning's share of the restructuring actions taken in the silicone products segment associated with workforce reductions and the impairment of assets in the amount of $30 million, before tax;
- Higher operating expenses due to an increase in pension expense, severance expense and compensation accruals;
- Price declines for silicone products; and
- The unfavorable impact from movements in foreign exchange rates.

The decrease in equity earnings from Dow Corning in 2012 was offset somewhat by the following items:

- A gain in the amount of $10 million, before tax, associated with the resolution of a contract dispute by Hemlock against one of its customers relating to enforcement of long-term supply agreements;
- An increase in volume for silicone products; and
- Lower interest expense.

The decline in equity earnings from Dow Corning in 2011 when compared to 2010 was primarily due to the following items:

- An increase in raw material costs of slightly above $100 million;

- A sales shift from higher priced, higher margin silicones to lower priced, lower margin silicones; and
- A decrease in advanced energy manufacturing tax credits.

The decrease in equity earnings from Dow Corning was partially offset by a gain in the amount of $89 million associated with the resolution of a contract dispute by Hemlock against one of its customers relating to enforcement of long-term supply agreements.

Other Income (Expense), Net

"Other income (expense), net" in Corning's consolidated statements of income includes the following (in millions):

	Years ended December 31,		
	2012	2011	2010
Royalty income from Samsung Corning Precision Materials	$ 83	$ 219	$ 265
Foreign currency transaction and hedge gains (losses), net	8	(43)	(22)
Loss on retirement of debt	(26)		(30)
Net loss attributable to noncontrolling interests	5	3	2
Other, net	13	(61)	(31)
Total	**$ 83**	**$ 118**	**$ 184**

Royalty income from Samsung Corning Precision Materials decreased significantly in 2012, when compared to 2011, reflecting a decrease in the applicable royalty rate, coupled with a decline in sales volume at Samsung Corning Precision Materials. In December 2011, the applicable royalty rate was reduced for a five-year period by approximately 50% compared to the prior five years.

Income Before Income Taxes

In addition to the items identified under Gross margin, Restructuring, impairment and other charges (credits), Asbestos litigation charge (credit), and Other income, net, movements in foreign exchange rates also had a slightly positive impact for the years presented.

Provision for Income Taxes

Our provision for income taxes and the related effective income tax rates were as follows (in millions):

	Years ended December 31,		
	2012	2011	2010
Provision for income taxes	$ 389	$ 408	$ 287
Effective tax rate	18.4%	12.7%	7.5%

The effective income tax rate for 2012 differed from the U.S. statutory rate of 35% primarily due to the following items:

- Rate differences on income/(losses) of consolidated foreign companies, partially offset by U.S. tax on deemed repatriated earnings of which $37 million will be reversed in the first quarter of 2013 due to the retroactive application of the American Taxpayer Relief Act enacted on January 3, 2013;
- The impact of equity in earnings of nonconsolidated affiliates reported in the financials net of tax; and
- The benefit of tax incentives in foreign jurisdictions, primarily Taiwan.

The effective income tax rate for 2011 differed from the U.S. statutory rate of 35% primarily due to the following items:

- Rate differences on income/(losses) of consolidated foreign companies;
- The impact of equity in earnings of nonconsolidated affiliates reported in the financials net of tax;
- The benefit of tax incentives in foreign jurisdictions, primarily Taiwan; and
- A $41 million tax benefit from amending our 2006 U.S. Federal return to claim foreign tax credits.

The effective income tax rate for 2010 differed from the U.S. statutory rate of 35% primarily due to the following items:

- Rate differences on income/(losses) of consolidated foreign companies;
- The impact of equity in earnings of nonconsolidated affiliates reported in the financials net of tax;
- The benefit of tax incentives in foreign jurisdictions, primarily Taiwan;
- The benefit of excess foreign tax credits from repatriation of current year earnings of certain foreign subsidiaries; and
- The impact of the reversal of the deferred tax assets associated with a tax exempt subsidy attributable to our other postretirement benefits liability.

Corning has valuation allowances on certain shorter-lived deferred tax assets such as those represented by capital loss carry forwards and state tax net operating loss carry forwards, as well as other foreign net operating loss carry forwards and federal and state tax credits, because we cannot conclude that it is more likely than not that we will earn income of the character required to utilize these assets before they expire. U.S. profits of approximately $7.1 billion will be required to fully realize the deferred tax assets as of December 31, 2012. Of that amount, $3.8 billion of U.S. profits will be required over the next 13 years to fully realize the deferred tax assets associated with federal net operating loss and credit carry forwards.

The remaining deferred tax assets will be realized as the underlying temporary differences reverse over an extended period. The amount of U.S. and foreign deferred tax assets that had valuation allowances at December 31, 2012 and 2011 was $210 million and $219 million, respectively.

We currently provide income taxes on the earnings of foreign subsidiaries and affiliated companies to the extent these earnings are currently taxable or not indefinitely reinvested. As of December 31, 2012, taxes have not been provided on approximately $11.9 billion of accumulated foreign unremitted earnings that are expected to remain invested indefinitely. It is not practical to calculate the unrecognized deferred tax liability on those earnings.

Our foreign subsidiary in Taiwan operates under various tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of such arrangements phase out through 2015. The impact of the tax holidays on our effective rate is a reduction in the rate of 1.6, 2.0 and 3.1 percentage points for 2012, 2011 and 2010, respectively.

While we expect the amount of unrecognized tax benefits to change in the next 12 months, we do not expect the change to have a significant impact on the results of operations or our financial position.

Refer to Note 6 (Income Taxes) to the Consolidated Financial Statements for further details regarding income tax matters.

Net Income Attributable to Corning Incorporated

As a result of the items discussed above, net income and per share data was as follows (in millions, except per share amounts):

	Years ended December 31,		
	2012	2011	2010
Net income attributable to Corning Incorporated	**$ 1,728**	**$ 2,805**	**$ 3,558**
Basic earnings per common share	$ 1.16	$ 1.80	$ 2.28
Diluted earnings per common share	**$ 1.15**	**$ 1.77**	**$ 2.25**
Shares used in computing per share amounts			
Basic earnings per common share	**1,494**	**1,562**	**1,558**
Diluted earnings per common share	1,506	1,583	1,581

Reportable Segments

Our reportable segments are as follows:

- Display Technologies – manufactures glass substrates for flat panel liquid crystal displays.
- Telecommunications – manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry.
- Environmental Technologies – manufactures ceramic substrates and filters for automotive and diesel applications. This reportable segment is an aggregation of our Automotive and Diesel operating segments as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.
- Specialty Materials – manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs.
- Life Sciences – manufactures glass and plastic labware, equipment, media and reagents to provide workflow solutions for scientific applications.

All other reportable segments that do not meet the quantitative threshold for separate reporting have been grouped as "All Other". This group is primarily comprised of development projects and results for new product lines.

We prepared the financial results for our segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We included the earnings of equity affiliates that are closely associated with our reportable segments in the respective segment's net income. We have allocated certain common expenses among our reportable segments differently than we would for stand-alone financial information. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements.

Display Technologies

(dollars in millions)	2012	2011	2010	% change 12 vs. 11	% change 11 vs. 10
Net sales	$ 2,909	$ 3,145	$ 3,011	(8)	4
Equity earnings of affiliated companies	$ 692	$ 1,027	$ 1,452	(33)	(29)
Net income	$ 1,602	$ 2,349	$ 2,993	(32)	(22)

2012 vs. 2011

The decrease in net sales in 2012, when compared to 2011, reflects significant price declines which occurred in the fourth quarter of 2011 and the first quarter of 2012, driven by customer and competitive pressures associated with share shifts at several major customers in a period of excess glass supply. Sequential price declines became much more moderate in the second and third quarters of 2012, reflecting a better matching of supply and demand for glass, and more stable levels of inventory in the LCD supply chain. In the third and fourth quarter of 2012, Corning entered into new agreements with key customers. These agreements stabilize Corning's share at each of the customers and maintain a fixed relationship between Corning's pricing and competitive pricing at that customer. Fourth quarter sequential price declines were slightly higher than the prior two quarters, due to some initial adjustments to line up Corning's prior pricing with the requirements of these new agreements. Retail demand for larger-sized LCD televisions drove a double-digit increase in volume in our wholly-owned business in 2012, when compared to the prior year, and slightly offset the price declines described above. Movements in foreign exchange rates did not significantly impact net sales of this segment.

The decrease in equity earnings from our Display Technologies equity affiliates in 2012, when compared to 2011, reflected substantial price declines, driven by the circumstances described above, relatively consistent volume and share loss at a key customer. Also negatively impacting equity earnings were restructuring actions taken in the fourth quarter of 2012, consisting largely of tank and finishing line asset write-offs, in the amount of $18 million. Although equity earnings of the equity affiliates of this segment are impacted by movements in both the U.S. dollar – Japanese yen and U.S. dollar – Korean won exchange rates, movements in foreign exchange rates did not significantly impact equity earnings for the year ended December 31, 2012.

When compared to 2011, the decrease in net income in 2012 reflects the impact of price declines described above at both our wholly-owned business and the segment equity affiliates, a reduction in royalty income, and the impact of restructuring actions, partially offset by a double-digit increase in volume at our wholly-owned business. Restructuring costs in this segment totaled approximately $21 million, before tax, and consisted primarily of the write-off of finishing line assets located in Japan and exit costs for the consolidation of office space. Movements in foreign exchange rates did not significantly impact net income of this segment.

A number of Corning's patents and know-how are licensed to Samsung Corning Precision Materials, as well as to third parties, which generates royalty income. Royalty income from Samsung Corning Precision Materials decreased significantly in 2012, when compared to 2011, reflecting a decrease in the applicable royalty rate, coupled with a decline in sales volume at Samsung Corning Precision Materials. In December 2011, the applicable royalty rate was reduced for a five-year period by approximately 50% compared to the prior five years. Refer to Note 7 (Investments) to the Consolidated Financial Statements for more information about related party transactions.

2011 vs. 2010

The end market for LCD televisions was up slightly in 2011, with unit growth rates remaining consistent with or exceeding our expectations across all geographic regions. Additionally, larger-sized LCD televisions were the fastest growing size category in 2011 and have resulted in area growth rates that were even higher than unit growth rates. However, because Corning sells to panel makers and not to end market consumers, supply chain expansion and contraction for this industry are key factors in Corning's sales volume. While end market demand continues to grow in all LCD applications, inventory levels within the LCD supply chain have not kept pace with this growth, and have, in fact, declined in absolute terms during 2011 when compared to 2010, resulting in lower volume and excess capacity in the supply chain. As a result, Corning announced in the fourth quarter of 2011 that it would reduce capacity at our wholly-owned business by delaying the start-up of new glass melting tanks, as well as postponing the relight of tanks that were removed from service for normal repair. Our equity affiliate, Samsung Corning Precision Materials, took similar actions in the fourth quarter of 2011.

The slight increase in net sales in the Display Technologies segment in 2011, compared to 2010, was driven primarily by the favorable impact of movements in foreign exchange rates. Net sales of this segment are denominated in Japanese yen and, as a result, are susceptible to movements in the U.S. dollar-Japanese yen exchange rate. Volume growth in 2011 was more than offset by price declines, when compared to 2010.

When compared to 2010, the decrease in equity earnings from Samsung Corning Precision Materials in 2011 reflected volume and price declines, offset somewhat by the favorable impact of movements in foreign exchange rates. Equity earnings of Samsung Corning Precision Materials are impacted by movements in both the U.S. dollar – Japanese yen and U.S. dollar – Korean won exchange rates. The impact of the supply chain contraction and excess capacity in 2011 has been more severe in Korea, resulting in higher price and volume declines at Samsung Corning Precision Materials than at our wholly-owned business. Additionally, in the fourth quarter of 2011, although Samsung Corning Precision Materials significantly reduced its glass pricing in light of the current state of glass supply in the industry, it did not recover market share that was lost in the third quarter. Due to these market dynamics, Samsung Corning Precision Materials reduced its glass melting capacity, as described above. Equity earnings were also negatively impacted by higher taxes due to the partial expiration of a Korean tax holiday and the absence of a $61 million credit for our share of a revised tax holiday calculation agreed to by the Korean National Tax service recorded in 2010.

When compared to 2010, the decrease in net income in the Display Technologies segment in 2011 reflects the impact of lower equity earnings, price declines and a decrease in royalty income, partially offset by improved manufacturing efficiency and the favorable impact of foreign exchange rate movements. Net income was also negatively impacted by the absence of a pre-tax credit recorded in 2010 in the amount of $324 million as settlement of business interruption and property damage insurance claims.

Other Information

The Display Technologies segment has a concentrated customer base comprised of LCD panel and color filter makers primarily located in Japan, China and Taiwan. In 2012, three customers of the Display Technologies segment, which individually accounted for more than 10% of segment net sales, accounted for a combined 63% of total segment sales. For 2011, four customers of the Display Technologies segment, which individually accounted for more than 10% of segment net sales, accounted for 77% of total segment sales. For 2010, three customers of the Display Technologies segment, which individually accounted for more than 10% of segment net sales, accounted for 72% of total segment sales. Our customers face the same global economic dynamics as we do in this market. Our near-term sales and profitability would be impacted if any of these significant customers were unable to continue to purchase our products.

In addition, Samsung Corning Precision Materials' sales are concentrated across a small number of its customers. In 2012, 2011 and 2010, sales to two LCD panel makers located in Korea accounted for approximately 93% of Samsung Corning Precision Materials sales in each of those three years.

Corning has invested heavily to expand capacity to meet the projected demand for LCD glass substrates. In 2012, 2011, and 2010, capital spending in this segment was $853 million, $1.3 billion, and $497 million, respectively. We expect capital spending for 2013 to be approximately $500 million, of which approximately $200 million will be related to spending on 2012 capital projects.

Outlook:

We expect the overall LCD glass retail market to be up mid-to-high single digits in 2013, from 3.5 billion square feet in 2012. We believe that the long-term market drivers will be LCD television growth, driven by growth of larger-sized LCD televisions and increased demand in emerging regions.

In the first quarter of 2013, we expect volume at our wholly-owned business and our segment equity affiliates to increase when compared to the first quarter of 2012, but to be down sequentially by mid-single digits. We expect price declines in our wholly owned business in the first quarter of 2013 to be more moderate when compared to the previous quarter, and for price declines at our segment equity affiliates to be consistent with the prior quarter.

The end market demand for LCD televisions, monitors and notebooks is dependent on consumer retail spending, among other things. We are cautious about the potential negative impacts that economic conditions, particularly a global economic recession, excess market capacity and world political tensions could have on consumer demand. While the industry has grown rapidly in recent years, economic volatility along with consumer preferences for panels of differing sizes, prices, or other factors may lead to pauses in market growth. Therefore, it is possible that glass manufacturing capacity may exceed demand from time to time. We may incur further charges in this segment to reduce our workforce and consolidate capacity. In addition, changes in foreign exchange rates, principally the Japanese yen, will continue to impact the sales and profitability of this segment.

Telecommunications

(dollars in millions)	2012	2011	2010	% change 12 vs. 11	% change 11 vs. 10
Net sales:					
Optical fiber and cable	$ 1,102	$ 1,051	$ 878	5	20
Hardware and equipment	1,028	1,021	834	1	22
Total net sales	$ 2,130	$ 2,072	$ 1,712	3	21
Net income	$ 155	$ 195	$ 98	(21)	99

2012 vs. 2011

Net sales for the segment were up slightly when compared to 2011, driven by increased demand for optical fiber and cable in China, fiber-to-the-premises products in Australia, and wireless products. This growth was offset somewhat by declines in demand for legacy copper products and the negative impact of foreign exchange rate movements.

The decrease in net income in 2012 reflects the impact of restructuring actions, lower sales of premium fiber products, an increase in research and development expenses, an increase in project spending, and the absence of a contingent liability reversal recorded in 2011 in the amount of $27 million. Somewhat offsetting the decrease in net income was a translation gain in the amount of $52 million for the liquidation of a foreign subsidiary recorded in the fourth quarter of 2012 and the partial reversal of a warranty reserve related to our fiber-to-the-premises and fiber optic cable products in the pre-tax amount of $10 million, recorded in the third quarter of 2012. Net income of this segment in 2012 included approximately $39 million of restructuring charges associated with the Company's corporate-wide restructuring plan, which included headcount reductions, asset write-offs and the write-off of a small equity affiliate in Japan. Movements in foreign exchange rates did not significantly impact net income of this segment.

The Telecommunications segment has a concentrated customer base. In the years ended December 31, 2012, 2011, and 2010, one customer, which individually accounted for more than 10% of segment net sales, accounted for 12%, 12%, and 15%, respectively, of total segment net sales.

2011 vs. 2010

In 2011, net sales of the Telecommunications segment increased when compared to 2010 due to higher sales in all of the segment's product lines, led by fiber-to-the-premises, optical fiber and cable, and enterprise network products. Sales of fiber-to-the-premises products increased 39%, driven by initiatives in Canada, Europe and Australia. Optical fiber and cable sales growth reflected record volume, moderating price declines and an increase in sales of premium products. Sales also increased due to a small acquisition completed in the first quarter of 2011 and the positive impact from movements in foreign exchange rates.

The increase in net income in 2011 when compared to 2010 reflects higher volume across all product lines and an increase in sales of higher margin products, coupled with a credit in the amount of $27 million for the decrease in a contingent liability associated with a first quarter acquisition. The increase in net income was offset slightly by the impact of higher raw materials and project costs associated with our initiatives in Australia and Europe. Movements in foreign exchange rates did not have a significant impact on the comparability of net income for the periods presented.

Outlook:

We expect a strong year of sales growth in the Telecommunications segment in 2013, driven by an increase in global demand for our optical fiber and cable, a significant ramp-up of our fiber-to-the-premises initiative in Australia and strong growth of our enterprise network products. In the first quarter of 2013, we expect net sales of this segment to increase when compared to the same period last year.

Changes in our customers' expected deployment plans, or additional reductions in their inventory levels of fiber-to-the-premises products, could also affect sales levels. Should these plans not occur at the pace anticipated, our sales and earnings would be adversely affected.

Environmental Technologies

(dollars in millions)	2012	2011	2010	% change 12 vs. 11	% change 11 vs. 10
Net sales:					
Automotive	$ 486	$ 476	$ 462	2	3
Diesel	478	522	354	(8)	47
Total net sales	$ 964	$ 998	$ 816	(3)	22
Net income	$ 115	$ 121	$ 43	(5)	181

2012 VS. 2011

Net sales of this segment decreased in 2012 when compared to 2011, due to a decline in net sales of our diesel products and the negative impact of movements in foreign exchange rates. Although sales of light duty diesel products decreased due to a decline in demand for vehicles in Europe requiring light duty diesel filters, sales of our heavy duty diesel products increased 8% in 2012, partially offsetting the decrease in light duty diesel sales. During the latter half of 2012, however, the rate of growth of heavy duty products declined, driven by a slowing of Class 8 truck orders in North America. Sales of our automotive products increased in 2012, when compared to 2011, on continued growth in worldwide automotive production, led by growth in North America.

Net income in 2012 decreased slightly, driven by a decrease in sales of light duty diesel products, offset somewhat by an increase in heavy duty diesel volume, improved manufacturing performance and a decrease in air freight costs, when compared to the same period last year. In 2012, net income of this segment included approximately $3 million, before tax, of restructuring charges associated with the Company's corporate-wide restructuring plan to reduce its global workforce. Movements in foreign exchange rates did not have a significant impact on the comparability of net income for the periods presented.

The Environmental Technologies segment sells to a concentrated customer base of catalyzer and emission control systems manufacturers, who then sell to automotive and diesel engine manufacturers. Although our sales are to the emission control systems manufacturers, the use of our substrates and filters is generally required by the specifications of the automotive and diesel vehicle or engine manufacturers. For 2012, 2011, and 2010, net sales to three customers, which individually accounted for more than 10% of segment sales, accounted for 86%, 85%, and 86%, respectively, of total segment sales. While we are not aware of any significant customer credit issues with our direct customers, our near-term sales and profitability would be impacted if any individual customers were unable to continue to purchase our products.

2011 VS. 2010

When compared to 2010, net sales in the Environmental Technologies segment increased in 2011, primarily due to higher sales of diesel products. The increase was driven by an increase in truck production in the United States, implementation of European governmental regulations on light duty diesel vehicles, and the first stages of the implementation of off-road vehicle regulations in the United States. Sales of our automotive products also increased slightly in 2011, when compared to 2010, reflecting the continuing growth of worldwide automotive production. Net sales of this segment in 2011 were not materially impacted by movements in foreign exchange rates when compared to 2010.

Net income in 2011 increased 181%, when compared to 2010, due to higher sales volume for our diesel products, combined with reduced air freight expense and improved manufacturing performance in both diesel and automotive product lines. The increase in net income was slightly offset by higher depreciation and project costs on manufacturing capacity expansion. Movements in foreign exchange rates in 2011 did not materially impact the results of this segment when compared to 2010.

Outlook:

In 2013, we anticipate that the worldwide auto and heavy-duty diesel truck markets should grow when compared to 2012. We expect net sales of this segment to decline in the first quarter of 2013, when compared to record quarterly sales in the same period last year.

Specialty Materials

(dollars in millions)	2012	2011	2010	% change 12 vs. 11	% change 11 vs. 10
Net sales	$ 1,346	$ 1,074	$ 578	25	86
Net income (loss)	$ 142	$ (36)	$ (32)	*	13

* The percentage change calculation is not meaningful.

2012 VS. 2011

The Specialty Materials segment manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs. Consequently, this segment operates in a wide variety of commercial and industrial markets that include display optics and components, semiconductor optics components, aerospace and defense, astronomy, ophthalmic products, telecommunications components and a protective cover glass that is optimized for portable display devices and televisions.

Net sales in 2012 increased in the Specialty Materials segment when compared to the same period in 2011, driven by a significant increase in sales volume of Corning Gorilla Glass. Sales of Corning Gorilla Glass have continued to increase due to a combination of strong retail demand for handheld display devices, tablets and notebook computers, and an increase in usage of our glass on these devices. Moderate price declines for Corning Gorilla Glass and lower sales of our advanced optics products partially offset the increase in net sales. Movements in foreign exchange rates did not significantly impact net sales of this reportable segment in 2012.

When compared to the same period last year, the increase in net income in 2012 was driven by the increase in sales of Corning Gorilla Glass, combined with increased manufacturing efficiency and the absence of large cover glass start-up and tank conversion costs incurred in 2011. Also impacting results of this segment was the net positive difference in large cover glass asset write-offs in 2012 versus 2011 in the pre-tax amount of $86 million. Net income included approximately $10 million (pre-tax) of restructuring charges associated with the Company's corporate-wide restructuring plan, which included headcount reductions and asset write-offs related to our advanced optics product line. Net income was not significantly impacted from movements in foreign exchange rates when compared to the same period in 2011.

For 2012, two customers of the Specialty Materials segment, which individually accounted for more than 10% of segment sales, accounted for 54% of total segment sales. For 2011, two customers of the Specialty Materials segment, which individually accounted for more than 10% of segment sales, accounted for 42% of total segment sales. For 2010, three customers of the Specialty Materials segment, which individually accounted for more than 10% of segment sales, accounted for 43% of total segment sales.

2011 vs. 2010

Net sales in 2011 increased significantly in the Specialty Materials segment, driven by sales of Corning Gorilla Glass, which more than doubled when compared to 2010, and a modest increase in semiconductor optics and aerospace and defense products. Movements in foreign exchange rates did not significantly impact net sales of this segment in 2011. Sales of Corning Gorilla Glass increased considerably, especially during the first nine months of 2011, due to a combination of strong retail demand for handheld display devices, tablets and notebook computers, and increased usage of our glass on these devices. Although sales of Corning Gorilla Glass used in our large cover glass products increased in 2011 when compared to 2010, sales were significantly below our expectations in 2011 and are expected to be lower than forecasted in 2012. As a result, certain assets located in Japan used in the ion exchange process for the production of large cover glass were impaired in the fourth quarter of 2011. This asset group includes machinery and equipment used in the ion exchange process and facilities dedicated to the ion exchange process. The Specialty Materials segment reduced capacity for its Corning Gorilla Glass products, including the impairment of large cover glass assets, in the fourth quarter of 2011 as part of Corning's worldwide capacity reduction of approximately 25%.

The slight increase in net loss in 2011 when compared to 2010 was driven by the large cover glass asset impairment charge in the amount of $130 million (pre-tax), offset by the considerable increase in sales volume of our Corning Gorilla Glass used in handheld display devices, tablets and notebook computers. Net income was also impacted somewhat by declines in manufacturing efficiency caused primarily by start-up costs for large cover glass and glass tank conversions necessary to increase manufacturing capacity for Corning Gorilla Glass in 2011, as well as the negative impact of movements in foreign exchange rates.

Outlook:

For 2013, we expect double digit market growth for Corning Gorilla Glass, driven by its continued popularity as a cover glass for smartphones and tablets, and the emergence of touch technology on notebook computers. In the first quarter of 2013, we expect net sales to decline sequentially and compared to the same period in 2012.

Life Sciences

(dollars in millions)	2012	2011	2010	% change 12 vs. 11	% change 11 vs. 10
Net sales	$ 657	$ 595	$ 508	10	17
Net income	$ 31	$ 61	$ 60	(49)	2

2012 vs. 2011

Net sales in 2012 increased due to the impact of the acquisition of the majority of the Discovery Labware business, which was completed in the fourth quarter of 2012, and a small acquisition completed in the fourth quarter of 2011, as well as a slight increase in the segment's existing product lines. The acquisitions support the Company's strategy to expand Corning's portfolio of life sciences products and enhance global customer access in this business, and accounted for $65 million of the increase in sales in 2012 when compared to 2011. The negative impact of foreign exchange rate movements partially offset the increase in sales.

The decrease in net income in 2012 reflects the impact of higher raw materials costs and operating expenses in the amount of $22 million related to the acquisition of a majority of the Discovery Labware business, which more than offset the favorable impact of the increase in net sales. Also negatively impacting net income of this segment in 2012 was approximately $2 million of restructuring charges associated with the Company's corporate-wide restructuring plan to reduce global headcount. Net income in 2012 was not significantly impacted by movements in foreign exchange rates when compared to the same period in 2011.

For 2012, 2011, and 2010, two customers in the Life Sciences segment, which individually accounted for more than 10% of total segment net sales, collectively accounted for 38%, 39%, and 37%, respectively, of total segment sales.

2011 vs. 2010

Net sales in 2011 increased when compared to 2010 due to a small acquisition completed in the fourth quarter of 2010 and higher sales in the segment's existing product lines. Net sales in 2011 were not significantly impacted by movements in foreign exchange rates when compared to 2010.

Net income in 2011 was consistent with 2010, reflecting costs for manufacturing expansion projects, higher raw materials costs and the impact of the integration of the acquisition completed in 2010, offset by modest volume and price increases. Net income of this segment was not significantly impacted by movements in foreign exchange rates when compared to 2010.

Outlook:

Sales in the Life Sciences segment are expected to increase in both the first quarter and full year of 2013, primarily due to the impact of the Discovery Labware business acquisition completed in the fourth quarter of 2012.

All Other

(dollars in millions)	2012	2011	2010	% change 12 vs. 11	% change 11 vs. 10
Net sales	$ 6	$ 6	$ 7	0	(14)
Research, development and engineering expenses	$ 124	$ 98	$ 114	27	(14)
Equity earnings of affiliated companies	$ 17	$ 15	$ 45	13	(67)
Net loss	$ (98)	$ (78)	$ (75)	26	4

All Other includes all other segments that do not meet the quantitative threshold for separate reporting. This group is primarily comprised of development projects that involve the use of various technologies for new products such as advanced flow reactors, thin-film photovoltaics and adjacency businesses in pursuit of thin, strong glass. This segment also includes results for certain corporate investments such as Samsung Corning Precision Materials' non-LCD glass businesses, Eurokera and Keraglass equity affiliates, which manufacture smooth cooktop glass/ceramic products, and Corsam Technologies LLC (Corsam), an equity affiliate established between Corning and Samsung Corning Precision Materials to provide glass technology research. Refer to Note 7 (Investments) to the Consolidated Financial Statements for additional information about Samsung Corning Precision Materials and related party transactions.

2012 vs. 2011

The results of this segment for the year ended 2012, when compared to the same period last year, reflect an increase in research, development and engineering expenses for development projects, offset by a gain on the sale of assets in Samsung Corning Precision Materials' non-LCD glass business.

2011 vs. 2010

The increase in net loss in 2011 when compared to 2010 in this segment was driven by lower equity earnings from Samsung Corning Precision Materials' non-LCD glass businesses, partially offset by lower research, development and engineering expenses.

Liquidity and Capital Resources

Financing and Capital Structure

The following items impacted Corning's financing and capital structure during 2012 and 2011:

- In the first quarter of 2012, we issued $500 million of 4.75% senior unsecured notes that mature on March 15, 2042 and $250 million of 4.70% senior unsecured notes that mature on March 15, 2037. The net proceeds of $742 million will be used for general corporate purposes.
- In the fourth quarter of 2012, we completed the following debt-related transactions:
  - We issued $250 million of 1.45% senior unsecured notes that mature on November 15, 2017. The net proceeds of $248 million from the offering will be used for general corporate purposes.
  - We repurchased $13 million of our 8.875% senior unsecured notes due 2021, $11 million of our 8.875% senior unsecured notes due 2016, and $51 million of our 6.75% senior unsecured notes due 2013. Additionally, we redeemed $100 million of our 5.90% senior unsecured notes due 2014 and $74 million of our 6.20% senior unsecured notes due 2016. We recognized a pre-tax loss of $26 million upon the early redemption of these notes.
- In the fourth quarter of 2012, Corning's Board of Directors declared a 20% increase in the company's quarterly common stock dividend. Corning's quarterly dividend increased from $0.075 per share to $0.09 per share of common stock.
- On October 5, 2011, Corning's Board of Directors approved the repurchase of up to $1.5 billion of common stock between the date of the announcement and December 31, 2013. Corning finalized the repurchase program in the fourth quarter of 2012, and repurchased a total of 111 million shares for $1.5 billion during the program.
- In the second quarter of 2011, a wholly-owned subsidiary entered into a credit facility that allows Corning to borrow up to Chinese Renminbi (RMB) 4.0 billion, or approximately $642 million when translated to United States dollars. Corning was able to request advances during the eighteen month period beginning on June 30, 2011 (the "Availability Period"). The time period for Corning to draw under the RMB facility expired at the end of 2012. Our financing agreement requires us to repay the aggregate principal amount and accrued interest outstanding at the end of the Availability Period in six installments, with the final payment due in August 2016, five years from the date of the first advance. Corning also has the right to repay this loan in full at pre-determined dates with no pre-payment penalty. In 2012, we borrowed the equivalent of approximately $377 million from this credit facility.

Capital Spending

Capital spending was $1.8 billion in 2012, a decrease of $631 million when compared to 2011. In 2010, Corning announced several multi-year investment plans to increase manufacturing capacity in several of our reportable segments. Specifically, the projects focused on an LCD glass substrate facility in China for our Display Technologies segment and a capacity expansion project for Specialty Materials' Corning Gorilla Glass in Japan. Although spending for these projects continued into 2012, the majority of the construction costs were incurred in 2011, resulting in a significant decrease in capital spending in those segments in 2012. Slightly offsetting the decline was an increase in capital spending in the Telecommunications segment, driven by capacity expansion in our fiber business. We expect our 2013 capital expenditures to be approximately $1.3 billion. Approximately $500 million will be allocated to our Display Technologies segment, of which approximately $200 million will be related to spending on 2012 capital projects.

Cash Flows

Summary of cash flow data (in millions):

	Years ended December 31,		
	2012	2011	2010
Net cash provided by operating activities	$ 3,206	$ 3,189	$ 3,835
Net cash used in investing activities	$ (2,628)	$ (2,056)	$ (1,769)
Net cash used in financing activities	$ (115)	$ (980)	$ (2)

2012 vs. 2011

Although 2012 net income declined when compared to 2011, operating cash flow remained relatively consistent. The decrease in net income resulted primarily from the non-cash impacts of significantly lower equity earnings and the absence of the positive impact of movements in foreign exchange rates experienced in 2011. The cash impact of higher dividends and a net positive change in working capital also effected operating cash flow.

Net cash used in investing activities increased in 2012 when compared to 2011, due to the acquisition of the majority of the Discovery Labware business from Becton, Dickinson and Company, an investment in an affiliated company, and lower cash received from short-term investment liquidations, offset slightly by a decrease in capital spending.

Net cash used in financing activities decreased in 2012 when compared to 2011, primarily due to the proceeds received from the issuance of long-term debt, coupled with a decline in cash used for stock repurchases in 2012. Somewhat offsetting the decrease in net cash used were the impacts of retiring long-term debt and a decline in proceeds received from the exercise of stock options.

2011 vs. 2010

Net cash provided by operating activities decreased in 2011 when compared to 2010, driven largely by a non-recurring special dividend of almost $900 million received from Samsung Corning Precision Materials in 2010 and a decrease in cash from changes in working capital. Additionally, in 2011, we received $66 million for the remainder of the settlement of business interruption and property damage insurance claims, a decrease of $193 million from the amount we received in 2010 as partial payment for these claims. These negative events were partially offset by a $350 million decrease in contributions to our defined benefit pension plans in 2011.

Net cash used in investing activities was higher in 2011 when compared to 2010 due to an increase in capital spending and two small acquisitions completed in 2011. Capital spending was driven primarily by capacity projects to support growth in demand in our Display Technologies and Specialty Materials segments. The increase in net cash used in investing activities was partially offset by higher cash received from short-term investments liquidations.

Net cash used in financing activities increased in 2011 when compared to 2010, driven by common stock repurchases and an increase in our dividend rate from $0.05 per share to $0.075 per share in the fourth quarter of 2011.

Defined Benefit Pension Plans

We have defined benefit pension plans covering certain domestic and international employees. Our largest single pension plan is Corning's U.S. qualified plan. At December 31, 2012, this plan accounted for 80% of our consolidated defined benefit pension plans' projected benefit obligation and 90% of the related plans' assets.

We have historically contributed to the U.S. qualified pension plan on an annual basis in excess of the IRS minimum requirements, and as a result, mandatory contributions are not expected to be required for this plan until sometime after 2013. In 2012, we made voluntary cash contributions of $75 million to our domestic defined benefit pension plan and $30 million to our international pension plans. In 2011, we made no voluntary cash contributions to our domestic defined benefit pension plan and $5 million to our international pension plans.

Although we will not be subject to any mandatory contributions in 2013, we anticipate making voluntary cash contributions of up to $60 million to our U.S. pension plan and up to $5 million to our international pension plans in 2013.

Refer to Note 13 (Employee Retirement Plans) to the Consolidated Financial Statements for additional information.

Restructuring

In response to uncertain global economic conditions, and the potential for slower 2013 growth in many of our businesses, Corning implemented a corporate-wide restructuring plan in the fourth quarter of 2012. We recorded charges of $89 million which included costs for workforce reductions, asset disposals and write-offs, and exit costs. Total cash expenditures associated with these actions are expected to be approximately $49 million, with the majority of spending for employee-related costs completed by 2013. Annualized savings from these actions are estimated to be approximately $71 million and will be reflected largely in selling, general, and administrative expenses.

During 2012, 2011, and 2010, we made payments of $8 million, $16 million, and $66 million, respectively, related to employee severance and other exit costs resulting from restructuring actions. Refer to Note 2 (Restructuring, Impairment and Other Charges (Credits)) to the Consolidated Financial Statements for additional information.

Key Balance Sheet Data

Balance sheet and working capital measures are provided in the following table (dollars in millions):

	December 31,	
	2012	2011
Working capital	$ 7,739	$ 6,580
Current ratio	5.0:1	4.1:1
Trade accounts receivable, net of allowances	$ 1,302	$ 1,082
Days sales outstanding	55	52
Inventories	$ 1,051	$ 975
Inventory turns	4.6	4.7
Days payable outstanding[1]	42	42
Long-term debt	$ 3,382	$ 2,364
Total debt to total capital	14%	10%

(1) Includes trade payables only.

Credit Ratings

As of February 13, 2013, our credit ratings were as follows:

Rating Agency	Rating long-term debt	Outlook last update
Fitch	A-	Stable May 17, 2011
Standard & Poor's	BBB+	Positive February 14, 2012
Moody's	A3	Stable September 12, 2011

Management Assessment of Liquidity

We ended the fourth quarter of 2012 with over $6.1 billion of cash, cash equivalents and short-term investments. The Company has adequate sources of liquidity and we are confident in our ability to generate cash to meet existing or reasonably likely future cash requirements. Our cash, cash equivalents, and short-term investments are held in various locations throughout the world and are generally unrestricted. At December 31, 2012, approximately 75% of the consolidated amount was held outside of the U.S. Almost all of the amounts held outside of the U.S. are available for repatriation, subject to relevant tax consequences. We utilize a variety of tax effective financing strategies to ensure that our worldwide cash is available in the locations in which it is needed. In the fourth quarter of 2010, we repatriated to the U.S. approximately $1.1 billion of 2010 earnings from certain foreign subsidiaries. We expect previously accumulated non-U.S. cash balances will remain outside of the U.S. In addition to the cash repatriated in 2010, we expect that we will meet U.S. liquidity needs through future cash flows, use of U.S. cash balances, external borrowings, or some combination of these sources.

Realized gains and losses for 2012, 2011, and 2010 were not significant. Volatility in financial markets may limit Corning's access to capital markets and result in terms and conditions that by historical comparisons are more restrictive and costly to Corning. Still, from time to time, we may issue debt, the proceeds of which may be used to refinance certain debt maturities and for general corporate purposes. In February 2013, the Company obtained authorization from the Board of Directors to execute a series of foreign exchange contracts over a two year period to hedge our exposure to movements in the Japanese yen and its impact on our earnings. The Company's execution of these contracts will be dependent upon market conditions. The foreign exchange contracts will not be designated derivatives and will be marked to market through the other income line, and could be material to our consolidated statements of income.

During 2012 and 2011, we repurchased 56 million and 55 million shares of common stock for $720 million and $780 million, respectively, as part of a share repurchase program announced on October 5, 2011. There were no repurchases in 2010.

We complete comprehensive reviews of our significant customers and their creditworthiness by analyzing their financial strength at least annually or more frequently for customers where we have identified a measure of increased risk. We closely monitor payments and developments which may signal possible customer credit issues. We currently have not identified any potential material impact on our liquidity resulting from customer credit issues.

Our major source of funding for 2012 and beyond will be our operating cash flow and our existing balances of cash, cash equivalents, short-term investments, as well as proceeds from any potential issuances of debt. We believe we have sufficient liquidity for the next several years to fund operations, the asbestos litigation, research and development, capital expenditures, scheduled debt repayments, and current dividend payments.

Corning has access to a $1.0 billion unsecured committed revolving line of credit. We also have amounts outstanding of $497 million under a 4.0 billion Chinese Renminbi (RMB) credit facility (approximately $642 million when translated to USD). The time period for Corning to draw under the RMB facility expired at the end of 2012. These two credit facilities include two financial covenants: a leverage ratio and an interest coverage ratio. The required leverage ratio, which measures debt to total capital, is a maximum of 50%. At December 31, 2012 and 2011, our leverage using this measure was 14% and 10%, respectively. The required interest coverage ratio, which is an adjusted earnings measure as defined by our facility, compared to interest expense, is a ratio of at least 3.5 times. At December 31, 2012 and 2011, our interest coverage ratio using this measure was 36.0 times and 41.7 times, respectively. At December 31, 2012 and 2011, we were in compliance with both financial covenants.

Our debt instruments contain customary event of default provisions, which allow the lenders the option of accelerating all obligations upon the occurrence of certain events. In addition, the majority of our debt instruments contain a cross default provision, whereby a default on one debt obligation of the Company in excess of a specified amount, also would be considered a default under the terms of another debt instrument. As of December 31, 2012, we were in compliance with all such provisions.

Management is not aware of any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in our liquidity. In addition, other than items discussed, there are no known material trends, favorable or unfavorable, in our capital resources and no expected material changes in the mix and relative cost of such resources.

Off Balance Sheet Arrangements

Off balance sheet arrangements are transactions, agreements, or other contractual arrangements with an unconsolidated entity for which Corning has an obligation to the entity that is not recorded in our consolidated financial statements.

Corning's off balance sheet arrangements include the following:

- Guarantee contracts; and
- Variable interests held in certain unconsolidated entities.

At the time a guarantee is issued, the Company is required to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

Refer to Note 14 (Commitments, Contingencies, and Guarantees) to the Consolidated Financial Statements for additional information.

For variable interest entities, we assess the terms of our interest in each entity to determine if we are the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests.

Corning has identified four entities that qualify as variable interest entities. None of these entities is considered to be significant to Corning's consolidated statements of position.

Corning does not have retained interests in assets transferred to an unconsolidated entity that serve as credit, liquidity or market risk support to that entity.

Contractual Obligations

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 35	$ 22	$ 3	$ 5		$ 5
Credit facilities for equity companies	50	25	25			
Stand-by letters of credit[1]	57	57				
Subtotal of commitment expirations per period	$ 142	$ 104	$ 28	$ 5		$ 5
Purchase obligations	$ 89	$ 37	$ 21	$ 11	$ 9	$ 11
Capital expenditure obligations[2]	240	240				
Total debt[3]	3,214	73	295	136	154	2,556
Interest on long-term debt[4]	2,853	160	165	151	144	2,233
Minimum rental commitments	834	383	200	149	28	74
Capital leases[3]	216	3	2	3	3	205
Imputed interest on capital leases	135	12	12	12	12	87
Uncertain tax positions[5]	4	2	2			
Subtotal of contractual obligation payments due by period	7,585	910	697	462	350	5,166
Total commitments and contingencies	**$ 7,727**	**$ 1,014**	**$ 725**	**$ 467**	**$ 350**	**$ 5,171**

(1) At December 31, 2012, $41 million of the $57 million was included in other accrued liabilities on our consolidated balance sheets.

(2) Capital expenditure obligations primarily reflect amounts associated with our capital expansion activities.

(3) At December 31, 2012, $3.4 billion was included on our balance sheet. Total debt above is stated at maturity value.

(4) The estimate of interest payments assumes interest is paid through the date of maturity or expiration of the related debt, based upon stated rates in the respective debt instruments.

(5) At December 31, 2012, $6 million was included on our balance sheet related to uncertain tax positions. Of this amount, we are unable to estimate when $2 million of that amount will become payable.

We are required, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

Additionally, we have agreed to provide a credit facility related to Dow Corning. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

Environment

Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 17 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by the Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2012 and 2011, Corning had accrued approximately $21 million (undiscounted) and $25 million (undiscounted), respectively, for its estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect amounts reported therein. The estimates that required us to make difficult, subjective or complex judgments, including future projections of performance and relevant discount rates, follow.

Impairment of assets held for use

We are required to assess the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. We review our long-lived assets in each quarter to assess whether impairment indicators are present. We must exercise judgment in assessing whether an event of impairment has occurred.

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals, primarily platinum and rhodium. These metals are not depreciated because they have very low physical losses and are repeatedly reclaimed and reused in our manufacturing process over a very long useful life. Precious metals are reviewed for impairment as part of our assessment of long-lived assets. This review considers all of the Company's precious metals that are either in place in the production process; in reclamation, fabrication, or refinement in anticipation of re-use; or awaiting use to support increased capacity. Precious metals are only acquired to support our operations and are not held for trading or other non-manufacturing related purposes.

Examples of events or circumstances that may be indicative of impairments include:

- A significant decrease in the market price of an asset;
- A significant change in the extent or manner in which a long-lived asset is being used or in its physical condition;
- A significant adverse change in legal factors or in the business climate that could affect the value of the asset, including an adverse action or assessment by a regulator;
- An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset;
- A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of an asset; and
- A current expectation that, more likely than not, an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the majority of our reportable segments, we concluded that locations or businesses which share production along the supply chain must be combined in order to appropriately identify cash flows that are largely independent of the cash flows of other assets and liabilities.

For long-lived assets, when impairment indicators are present, we compare estimated undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the assets' carrying value to determine if the asset group is recoverable. This assessment requires the exercise of judgment in assessing the future use of and projected value to be derived from the assets to be held and used. Assessments also consider changes in asset utilization, including the temporary idling of capacity and the expected timing for placing this capacity back into production. If there is an impairment, a loss is recorded to reflect the difference between the assets' fair value and carrying value. This may require judgment in estimating future cash flows and relevant discount rates and residual values in estimating the current fair value of the impaired assets to be held and used.

For an asset group that fails the test of recoverability described above, the estimated fair value of long-lived assets is determined using an "income approach", "market approach", "cost approach", or a combination of one or more of these approaches as appropriate for the particular asset group being reviewed. All of these approaches start with the forecast of expected future net cash flows including the eventual disposition at market value of long-lived assets, and also considers the fair market value of all precious metals if appropriate for the asset group being reviewed. Some of the more significant estimates and assumptions in our analysis include: market size and growth, market share, projected selling prices, manufacturing cost and discount rate. Our estimates are based upon our historical experience, our commercial relationships, and available external information about future trends. We believe fair value assessments are most sensitive to market growth and the corresponding impact on volume and selling prices and that these are also more subjective than manufacturing cost and other assumptions. The Company believes its current assumptions and estimates are reasonable and appropriate.

In the event the current net book value of an asset group is found to be greater than the net present value of the cash flows derived from the asset group, we determine the actual fair market value of long-lived assets with the assistance from valuation appraisals conducted by third parties. The results of these valuations generally represent the fair market value of the asset group that will remain after any necessary impairment adjustments have been recorded. The impairment charge will be allocated to assets within the asset group on a relative fair value basis.

At December 31, 2012, the carrying value of precious metals was higher than the fair value by $28 million. At December 31, 2011, the carrying value of precious metals was higher than the fair market value by $304 million. In both reporting periods, the undiscounted cash flow test shows that these precious metal assets, primarily in the Display Technologies segment, are recoverable as part of their asset groupings. The potential for impairment exists in the future if negative events significantly decrease the cash flow of our segments. Such events include, but are not limited to, a significant decrease in demand for products or a significant decrease in profitability in our Display Technologies or Specialty Materials segments.

The Specialty Materials segment recorded an impairment charge in the fourth quarter of 2011 in the amount of $130 million related to certain assets used in the production of large cover glass due to sales that were significantly below our expectations. In the fourth quarter of 2012, after reassessing the large cover glass business, Corning concluded that the large cover glass market was developing differently in 2012 than our expectations, and demand for larger-sized cover glass was declining, and the market for this type of glass was instead targeting smaller gen size products. Additionally, in the fourth quarter of 2012, our primary customer of large cover glass notified Corning of its decision to exit from this display market. Based on these events, we recorded an additional impairment charge in the fourth quarter of 2012 in the amount of $44 million, before tax. This impairment charge represents a write-down of assets specific to the glass-strengthening process for large size cover glass to their fair market values, and includes machinery and equipment used in the ion exchange process. Additional information on the asset impairment is found in Note 2 (Restructuring, Impairment and Other Charges (Credits)), Note 9 (Property, Net of Accumulated Depreciation) and Note 16 (Fair Value Measurements) to the Consolidated Financial Statements.

Impairment of Goodwill

We are required to make certain subjective and complex judgments in assessing whether an event of impairment of goodwill has occurred, including assumptions and estimates used to determine the fair value of our reporting units.

Corning's goodwill relates primarily to the Telecommunications, Specialty Materials and Life Sciences operating segments. On a quarterly basis, management performs a qualitative assessment of factors in each reporting unit to determine whether there have been any triggering events. The two-step impairment test is required only if we conclude that it is more likely than not that a reporting unit's fair value is less than its carrying amount. We perform a detailed, two-step process every three years if no indicators suggest a test should be performed in the interim. We use this calculation as quantitative validation of the step-zero qualitative process that is performed during the intervening periods and does not represent an election to perform the two-step process in place of the step-zero review.

The following summarizes our qualitative process to assess our goodwill balances for impairment:

- We assess qualitative factors in each of our reporting units which carry goodwill to determine whether it is necessary to perform the first step of the two-step quantitative goodwill impairment test.
- The following events and circumstances are considered when evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount:
  - Macroeconomic conditions, such as a deterioration in general economic conditions, fluctuations in foreign exchange rates and/or other developments in equity and credit markets;
  - Market capital in relation to book value;
  - Industry and market considerations, such as a deterioration in the environment in which an entity operates, material loss in market share and significant declines in product pricing;
  - Cost factors, such as an increase in raw materials, labor or other costs;
  - Overall financial performance, such as negative or declining cash flows or a decline in actual or forecasted revenue;
  - Other relevant entity-specific events, such as material changes in management or key personnel; and
  - Events affecting a reporting unit, such as a change in the composition or carrying amount of its net assets including acquisitions and dispositions.

The examples noted above are not all-inclusive, and the Company shall consider other relevant events and circumstances that affect the fair value of a reporting unit in determining whether to perform the first step of the goodwill impairment test.

Our two step goodwill recoverability assessment is based on our annual strategic planning process. This process includes an extensive review of expectations for the long-term growth of our businesses and forecasted future cash flows. Our valuation method is an "income approach" using a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships, and available external information about future trends.

Telecommunications

Goodwill for the Telecommunications segment is tested at the reporting unit level which is also the operating segment level.

In addition to assessing qualitative factors each quarter, we performed a quantitative goodwill recoverability test in 2012 for this reporting unit. The results of our impairment test indicated that the fair value of the reporting unit exceeded its book value by a significant amount. A discount rate of 9% was used in 2012. We determined a range of discount rates between 7% and 11% would not have affected our conclusion.

Specialty Materials

Goodwill for the Specialty Materials segment is tested at the reporting unit level, which is one level below an operating segment, as goodwill is the result of transactions associated with certain businesses within this operating segment. There is only one reporting unit with goodwill within this operating segment.

In addition to assessing qualitative factors each quarter, we performed a quantitative goodwill recoverability test in 2012 for this reporting unit. The results of our impairment test indicated that the fair value of the reporting unit exceeded its book value by a significant amount. A discount rate of 8% was used in 2012. We determined a range of discount rates between 6% and 10% would not have affected our conclusion. Additionally, the asset impairment which occurred in the fourth quarter of 2012 did not cause a triggering event for goodwill impairment in this reporting unit because the cash flow related to this lower level asset group is not material to this reporting unit.

Life Sciences

Goodwill for the Life Sciences segment is tested at the reporting unit level which is also the operating segment level.

In addition to assessing qualitative factors each quarter, we performed a quantitative goodwill recoverability test in 2012 for this reporting unit. The results of our impairment test indicated that the fair value of the reporting unit exceeded its book value by a significant amount. A discount rate of 7% was used in 2012. We determined a range of discount rates between 5% and 9% would not have affected our conclusion.

Restructuring charges and impairments resulting from restructuring actions

We are required to assess whether and when a restructuring event has occurred and in which periods charges related to such events should be recognized. We must estimate costs of plans to restructure including, for example, employee termination costs. Restructuring charges require us to exercise judgment about the expected future of our businesses, of portions thereof, their profitability, cash flows and in certain instances eventual outcome. The judgment involved can be difficult, subjective and complex in a number of areas, including assumptions and estimates used in estimating the future profitability and cash flows of our businesses.

Restructuring events often give rise to decisions to dispose of or abandon certain assets or asset groups which, as a result, require impairment. We are required to carry assets to be sold or abandoned at the lower of cost or fair value. We must exercise judgment in assessing the fair value of the assets to be sold or abandoned.

Income taxes

We are required to exercise judgment about our future results in assessing the realizability of our deferred tax assets. Inherent in this estimation process is the requirement for us to estimate future book and taxable income and possible tax planning strategies. These estimates require us to exercise judgment about our future results, the prudence and feasibility of possible tax planning strategies, and the economic environments in which we do business. It is possible that actual results will differ from assumptions and require adjustments to allowances.

Equity method investments

At December 31, 2012 and 2011, the carrying value of our equity method investments was $4.9 billion and $4.7 billion, respectively, with our two largest equity method investments comprising approximately 92% of the balance. We review our equity method investments for indicators of impairment on a periodic basis or if an event or circumstances change to indicate the carrying amount may be other-than-temporarily impaired. When such indicators are present, we then perform an in-depth review for impairment. An impairment assessment requires the exercise of judgment related to key assumptions such as forecasted revenue and profitability, forecasted tax rates, foreign currency exchange rate movements, terminal value assumptions, historical experience, our current knowledge from our commercial relationships, and available external information about future trends.

As of December 31, 2012 and 2011, we have not identified any instances where the carrying values of our equity method investments were not recoverable.

Fair value measures

As required, Corning uses two kinds of inputs to determine the fair value of assets and liabilities: observable and unobservable. Observable inputs are based on market data or independent sources, while unobservable inputs are based on the Company's own market assumptions. Once inputs have been characterized, we prioritize the inputs used to measure fair value into one of three broad levels. Characterization of fair value inputs is required for those accounting pronouncements that prescribe or permit fair value measurement. In addition, observable market data must be used when available and the highest-and-best-use measure should be applied to non-financial assets. Corning's major categories of financial assets and liabilities required to be measured at fair value are short-term and long-term investments, certain pension asset investments and derivatives. These categories use observable inputs only and are measured using a market approach based on quoted prices in markets considered active or in markets in which there are few transactions.

Derivative assets and liabilities may include interest rate swaps and forward exchange contracts that are measured using observable quoted prices for similar assets and liabilities. In arriving at the fair value of Corning's derivative assets and liabilities, we have considered the appropriate valuation and risk criteria, including such factors as credit risk of the relevant party to the transaction. Amounts related to credit risk are not material.

The Level 3 assets measured with unobservable inputs relate to certain pension asset investments and all long-lived assets fair valued on a nonrecurring basis related to the ion exchange process for the production of large cover glass, resulting in an impairment charge of $44 million. Refer to Note 16 (Fair Value Measurements) of the Consolidated Financial Statements for further detail.

Probability of litigation outcomes

We are required to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of litigation matters, we consider the evaluation of legal counsel knowledgeable about each matter, case law, and other case-specific issues. See Part II – Item 3. Legal Proceedings for a discussion of the material litigation matters we face. The most significant matter involving judgment is the liability for asbestos litigation. There are a number of factors bearing upon our potential liability, including the inherent complexity of a Chapter 11 filing, our history of success in defending asbestos claims, our assessment of the strength of our corporate veil defenses, and our continuing dialogue with our insurance carriers and the claimants' representatives. The proposed asbestos resolution (Amended PCC Plan) is subject to a number of contingencies. The approval of the Amended PCC Plan by the Bankruptcy Court is not certain and faces objections by some parties. Any approval of the Amended PCC Plan by the Bankruptcy Court is subject to appeal. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Other possible liabilities

We are required to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of certain matters, including certain tax planning and environmental matters, these judgments require us to consider events and actions that are outside our control in determining whether probable or possible liabilities require accrual or disclosure. It is possible that actual results will differ from assumptions and require adjustments to accruals.

Pension and other postretirement employee benefits (OPEB)

Pension and OPEB costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's employee pension and other postretirement obligations and future expense.

As of December 31, 2012, the Projected Benefit Obligation (PBO) for U.S. pension plans was $3,198 million.

The following information illustrates the sensitivity to a change in certain assumptions for U.S. pension plans:

Change in assumption	Effect on 2013 pre-tax pension expense	Effect on December 31, 2012 PBO
25 basis point decrease in discount rate	+ 6 million	+ 94 million
25 basis point increase in discount rate	- 6 million	- 91 million
25 basis point decrease in expected return on assets	+ 6 million	
25 basis point increase in expected return on assets	- 6 million	

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. These changes in assumptions would have no effect on Corning's funding requirements.

In addition, at December 31, 2012, a 25 basis point decrease in the discount rate would decrease stockholders' equity by $122 million before tax, and a 25 basis point increase in the discount rate would increase stockholders' equity by $119 million. In addition, the impact of greater than a 25 basis point decrease in discount rate would not be proportional to the first 25 basis point decrease in the discount rate.

The following table illustrates the sensitivity to a change in the discount rate assumption related to Corning's U.S. OPEB plans:

Change in assumption	Effect on 2013 pre-tax OPEB expense	Effect on December 31, 2012 APBO*
25 basis point decrease in discount rate	+2 million	+28 million
25 basis point increase in discount rate	- 2 million	- 28 million

* Accumulated Postretirement Benefit Obligation (APBO).

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. In certain instances, revenue recognition is based on estimates of fair value of deliverables as well as estimates of product returns, allowances, discounts, and other factors. These estimates are supported by historical data. While management believes that the estimates used are appropriate, differences in actual experience or changes in estimates may affect Corning's future results.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating expected dividends. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be impacted.

New Accounting Standards

Refer to Note 1 (Summary of Significant Accounting Policies) to the Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risks

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates Our exposure to exchange rates has the following effects:

- Exchange rate movements on financial instruments and transactions denominated in foreign currencies that impact earnings; and
- Exchange rate movements upon conversion of net assets and net income of foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

We have foreign currency exposure to many currencies including the Japanese yen, Euro, New Taiwan dollar and Korean won. We selectively enter into foreign exchange forward contracts with durations generally 18 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. These hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to reduce the impact of exchange rate movements on our operating results. We also enter into foreign exchange forward contracts when situations arise where our foreign subsidiaries or Corning enter into lending situations, generally on an intercompany basis, denominated in currencies other than their local currency. We do not hold or issue derivative financial instruments for trading purposes. Corning uses derivative instruments (forwards) to limit the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities. These derivative instruments are not designated as hedging instruments for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges, along with foreign currency gains and losses arising from the underlying monetary assets or liabilities, are recorded in current period earnings in Other income, net in the consolidated statements of income.

Equity in earnings of affiliated companies has historically contributed a significant amount to our income from continuing operations. Equity in earnings of affiliated companies, net of impairments, were $810 million and $1.5 billion in 2012 and 2011, respectively, with foreign-based affiliates comprising over 89% of this amount in 2012. Equity earnings from Samsung Corning Precision Materials totaled $699 million for 2012 and $1.0 billion for 2011. Exchange rate fluctuations and actions taken by management of these entities can affect the earnings of these companies.

We use a sensitivity analysis to assess the market risk associated with our foreign currency exchange risk. Market risk is defined as the potential change in fair value of assets and liabilities resulting from an adverse movement in foreign currency exchange rates. At December 31, 2012, with respect to open forward contracts, and foreign denominated debt with values exposed to exchange rate movements, a 10% adverse movement in quoted foreign currency exchange rates could result in a loss in fair value of these instruments of $236 million compared to $275 million at December 31, 2011. Specific to the Japanese yen, a 10% adverse movement in quoted yen exchange rates could result in a loss in fair value of these instruments of $196 million compared to $241 million at December 31, 2011. Specific to the Euro, a 10% adverse movement in quoted euro exchange rates could result in a loss in fair value of these instruments of $25 million compared to $23 million at December 31, 2011.

As we derive approximately 73% of our net sales from outside the U.S., our sales and net income could be affected if the U.S. dollar significantly strengthens or weakens against foreign currencies, most notably the Japanese yen and Euro. Our forecasts generally assume exchange rates during 2013 remain constant at January 2013 levels. As an example of impact changes in foreign currency exchange rates could have on our financial results, we compare 2012 actual sales in yen and Euro transaction currencies at an average currency exchange rate during the year to a 10% change in the currency exchange rate. A plus or minus 10% movement in the U.S. dollar – Japanese yen exchange rate would result in a change to 2012 net sales of approximately $460 million. A plus or minus 10% movement in the U.S. dollar – euro exchange rate would result in a change to 2012 net sales of approximately $93 million. Using 2012 net income attributable to Corning Incorporated as a percentage of net sales of 22%, we can estimate that a plus or minus 10% movement in the U.S. dollar – Japanese yen exchange rate would result in a change to 2012 net income attributable to Corning Incorporated of approximately $99 million. A plus or minus 10% movement in the U.S. dollar – euro exchange rate would result in a change to 2012 net income attributable to Corning Incorporated of approximately $20 million.

Interest Rate Risk Management

It is our policy to conservatively manage our exposure to changes in interest rates. At December 31, 2012, our consolidated debt portfolio contained less than 1% of variable rate instruments. In the fourth quarter of 2012, we entered into two interest rate swaps that are designated as fair value hedges and economically exchange a notional amount of $550 million of previously issued fixed rate long-term debt to floating rate debt. Under the terms of the swap agreements, we pay the counterparty a floating rate that is indexed to the one-month LIBOR rate.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and adequate internal control over financial reporting for Corning. Management is also responsible for the assessment of the effectiveness of disclosure controls and procedures and the effectiveness of internal control over financial reporting.

Disclosure controls and procedures mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Corning's disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Corning in the reports that it files or submits under the Exchange Act is accumulated and communicated to Corning's management, including Corning's principal executive and principal financial officers, or other persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Corning's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Corning's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Corning's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that Corning's receipts and expenditures are being made only in accordance with authorizations of Corning's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Corning's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment of internal control over financial reporting includes controls over recognition of equity earnings and equity investments by Corning. Internal control over financial reporting for SCP and DCC is the responsibility of SCP and DCC management. Based on this evaluation, management concluded that Corning's internal control over financial reporting was effective as of December 31, 2012. The effectiveness of Corning's internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Wendell P. Weeks

Wendell P. Weeks
Chairman, Chief Executive Officer and President

James B. Flaws

James B. Flaws
Vice Chairman and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of Corning Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corning Incorporated and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control Over Financial Reporting," appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 13, 2013

Consolidated Statements of Income

Corning Incorporated and Subsidiary Companies

(In millions, except per share amounts)	Years ended December 31, 2012	2011	2010
Net sales	$ 8,012	$ 7,890	$ 6,632
Cost of sales	4,615	4,324	3,583
Gross margin	3,397	3,566	3,049
Operating expenses:			
Selling, general and administrative expenses	1,165	1,033	1,015
Research, development and engineering expenses	745	671	603
Amortization of purchased intangibles	19	15	8
Restructuring, impairment and other charges (credits) (Note 2)	133	129	(329)
Asbestos litigation charge (credit) (Note 7)	14	24	(49)
Operating income	1,321	1,694	1,801
Equity in earnings of affiliated companies (Note 7)	810	1,471	1,958
Interest income	14	19	11
Interest expense	(111)	(89)	(109)
Other income, net	83	118	184
Income before income taxes	2,117	3,213	3,845
Provision for income taxes (Note 6)	(389)	(408)	(287)
Net income attributable to Corning Incorporated	$ 1,728	$ 2,805	$ 3,558
Earnings per common share attributable to Corning Incorporated:			
Basic (Note 18)	$ 1.16	$ 1.80	$ 2.28
Diluted (Note 18)	$ 1.15	$ 1.77	$ 2.25
Dividends declared per common share	$ 0.32	$ 0.23	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

Corning Incorporated and Subsidiary Companies

(In millions, except per share amounts)	Years ended December 31, 2012	2011	2010
Net income attributable to Corning Incorporated	$ 1,728	$ 2,805	$ 3,558
Other comprehensive income, before tax:			
Foreign currency translation adjustments and other:			
Adjustments arising during the period	(439)	144	399
Less: reclassification adjustment for amounts included in net income	(52)	3	
Equity investee's foreign currency translation adjustment	312	(168)	167
Net unrealized gains (losses) on investments:			
Unrealized holding gain (loss) arising during the period	17	(2)	15
Less: reclassification adjustment for amounts included in net income	(10)		2
Equity investee's unrealized gain (loss) on investments	9	6	(6)
Unamortized losses and prior service costs for postretirement benefit plans:			
Adjustments arising during the period	(280)	(79)	(176)
Less: amortization of losses and prior service costs included in net income	89	97	68
Equity investee's defined benefit plan adjustments	34	(131)	(29)
Net unrealized gains (losses) on designated hedges:			
Unrealized holding gain (loss) arising during the period	100	(61)	(65)
Less: reclassification adjustment for amounts included in net income	(28)	54	24
Equity investee's unrealized gain (loss) on designated hedges	2	(2)	2
Other comprehensive income, before tax	(246)	(139)	401
Income tax benefit related to items of other comprehensive income	35	7	43
Other comprehensive (loss) income, net of tax	(211)	(132)	444
Comprehensive income attributable to Corning Incorporated	$ 1,517	$ 2,673	$ 4,002

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

Corning Incorporated and Subsidiary Companies

(In millions, except share and share amounts)	December 31, 2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 4,988	$ 4,661
Short-term investments, at fair value (Note 3)	1,156	1,164
Total cash, cash equivalents and short-term investments	6,144	5,825
Trade accounts receivable, net of doubtful accounts and allowances - $26 and $19	1,302	1,082
Inventories (Note 5)	1,051	975
Deferred income taxes (Note 6)	579	448
Other current assets	619	347
Total current assets	9,695	8,677
Investments (Note 7)	4,915	4,726
Property, net of accumulated depreciation - $7,652 and $7,204 (Note 9)	10,625	10,671
Goodwill and other intangible assets, net (Note 10)	1,496	926
Deferred income taxes (Note 6)	2,343	2,652
Other assets	301	196
Total Assets	**$ 29,375**	**$ 27,848**
Liabilities and Equity		
Current liabilities:		
Current portion of long-term debt (Note 12)	$ 76	$ 27
Accounts payable	779	977
Other accrued liabilities (Note 11 and 14)	1,101	1,093
Total current liabilities	1,956	2,097
Long-term debt (Note 12)	3,382	2,364
Postretirement benefits other than pensions (Note 13)	930	897
Other liabilities (Note 11 and 14)	1,574	1,361
Total liabilities	7,842	6,719
Commitments and contingencies (Note 14)		
Shareholders' equity (Note 17):		
Common stock – Par value $0.50 per share; shares authorized: 3.8 billion Shares issued: 1,649 million and 1,636 million	825	818
Additional paid-in capital	13,146	13,041
Retained earnings	10,588	9,332
Treasury stock, at cost; shares held: 179 million and 121 million	(2,773)	(2,024)
Accumulated other comprehensive loss	(300)	(89)
Total Corning Incorporated shareholders' equity	21,486	21,078
Noncontrolling interests	47	51
Total equity	21,533	21,129
Total Liabilities and Equity	**$ 29,375**	**$ 27,848**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Corning Incorporated and Subsidiary Companies

(In millions)	Years ended December 31, 2012	2011	2010
Cash Flows from Operating Activities:			
Net income	$ 1,728	$ 2,805	$ 3,558
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	978	942	846
Amortization of purchased intangibles	19	15	8
Restructuring, impairment and other charges (credits)	133	129	(329)
Loss on retirement of debt	26		30
Stock compensation charges	70	86	92
Undistributed earnings of affiliated companies less than (in excess of) dividends received	280	(651)	(246)
Deferred tax provision	68	115	68
Restructuring payments	(15)	(16)	(66)
Cash received from settlement of insurance claims		66	259
Employee benefit payments less than (in excess of) expense	36	132	(265)
Changes in certain working capital items:			
Trade accounts receivable	(272)	(84)	(162)
Inventories	(23)	(201)	(160)
Other current assets	(81)	(20)	42
Accounts payable and other current liabilities	189	(27)	192
Other, net	70	(102)	(32)
Net cash provided by operating activities	3,206	3,189	3,835
Cash Flows from Investing Activities:			
Capital expenditures	(1,801)	(2,432)	(1,007)
Acquisitions of businesses, net of cash received	(723)	(215)	(63)
Net proceeds from sale or disposal of assets		2	1
Investment in affiliates	(111)		
Short-term investments – acquisitions	(2,270)	(2,582)	(2,768)
Short-term investments – liquidations	2,269	3,171	2,061
Other, net	8		7
Net cash used in investing activities	(2,628)	(2,056)	(1,769)
Cash Flows from Financing Activities:			
Net repayments of short-term borrowings and current portion of long-term debt	(26)	(24)	(75)
Proceeds from issuance of long-term debt, net	1,362	120	689
Payment to settle interest rate swap agreements	(18)		
Retirements of long-term debt, net	(280)		(364)
Principal payments under capital lease obligations	(1)	(32)	(9)
Proceeds from issuance of common stock, net			15
Proceeds from the exercise of stock options	38	90	55
Repurchases of common stock for treasury	(720)	(780)	
Dividends paid	(472)	(354)	(313)
Other, net	2		
Net cash used in financing activities	(115)	(980)	(2)
Effect of exchange rates on cash	(136)	(90)	(7)
Net increase in cash and cash equivalents	327	63	2,057
Cash and cash equivalents at beginning of year	4,661	4,598	2,541
Cash and cash equivalents at end of year	$ 4,988	$ 4,661	$ 4,598

The accompanying notes are an integral part of these consolidated financial statements.

Certain amounts for prior periods were reclassified to conform to the 2012 presentation.

Consolidated Statements of Changes in Shareholders' Equity

Corning Incorporated and Subsidiary Companies

(In millions)	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total Corning Incorporated shareholders' equity	Non-controlling interests	Total
Balance, December 31, 2009	$ 808	$ 12,707	$ 3,636	$ (1,207)	$ (401)	$ 15,543	$ 52	$ 15,595
Net income			3,558			3,558	(2)	3,556
Foreign currency translation adjustment and other					566	566	1	567
Net unrealized gain on investments					6	6		6
Net unrealized (loss) on designated hedges					(24)	(24)		(24)
Net change in unrecognized postretirement benefit plans					(104)	(104)		(104)
Total comprehensive income						4,002	(1)	4,001
Shares issued to benefit plans and for option exercises	5	141				146		146
Dividends on shares			(313)			(313)		(313)
Other, net		17		(20)		(3)		(3)
Balance, December 31, 2010	$ 813	$ 12,865	$ 6,881	$ (1,227)	$ 43	$ 19,375	$ 51	$ 19,426
Net income			2,805			2,805	(3)	2,802
Foreign currency translation adjustment and other					(21)	(21)	3	(18)
Net unrealized gain on investments					4	4		4
Net unrealized (loss) on designated hedges					(6)	(6)		(6)
Net change in unrecognized postretirement benefit plans					(109)	(109)		(109)
Total comprehensive income						2,673		2,673
Purchase of common stock for treasury				(779)		(779)		(779)
Shares issued to benefit plans and for option exercises	5	176		(7)		174		174
Dividends on shares			(354)			(354)		(354)
Other, net				(11)		(11)		(11)
Balance, December 31, 2011	$ 818	$ 13,041	$ 9,332	$ (2,024)	$ (89)	$ 21,078	$ 51	$ 21,129
Net income			1,728			1,728	(5)	1,723
Foreign currency translation adjustment and other					(179)	(179)	1	(178)
Net unrealized gain on investments					13	13		13
Net unrealized gain on designated hedges					47	47		47
Net change in unrecognized postretirement benefit plans					(92)	(92)		(92)
Total comprehensive income						1,517	(4)	1,513
Purchase of common stock for treasury				(719)		(719)		(719)
Shares issued to benefit plans and for option exercises	7	105		(1)		111		111
Dividends on shares			(472)			(472)		(472)
Other, net				(29)		(29)		(29)
Balance, December 31, 2012	**$ 825**	**$ 13,146**	**$ 10,588**	**$ (2,773)**	**$ (300)**	**$ 21,486**	**$ 47**	**$ 21,533**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Corning Incorporated and Subsidiary Companies

1. Summary of Significant Accounting Policies

Organization

Corning Incorporated is a provider of high-performance glass for notebook computers, flat panel desktop monitors, LCD televisions, and other information display applications; optical fiber and cable and hardware and equipment products for the telecommunications industry; ceramic substrates for gasoline and diesel engines in automotive and heavy duty vehicle markets; laboratory products for the scientific community and specialized polymer products for biotechnology applications; advanced optical materials for the semiconductor industry and the scientific community; and other technologies. In these notes, the terms "Corning," "Company," "we," "us," or "our" mean Corning Incorporated and subsidiary companies.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements were prepared in conformity with generally accepted accounting principles in the U.S. and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which Corning exercises control.

The equity method of accounting is used for investments in affiliated companies that are not controlled by Corning and in which our interest is generally between 20% and 50% and we have significant influence over the entity. Our share of earnings or losses of affiliated companies, in which at least 20% of the voting securities is owned and we have significant influence but not control over the entity, is included in consolidated operating results.

We use the cost method to account for our investments in companies that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at cost or fair value, as appropriate.

All material intercompany accounts, transactions and profits are eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no impact on our results of operations, financial position, or changes in shareholders' equity.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. Significant estimates and assumptions in these consolidated financial statements include estimates of fair value associated with revenue recognition, restructuring charges, goodwill and long-lived asset impairment tests, estimates of fair value of investments, equity interests, environmental and legal liabilities, income taxes and deferred tax valuation allowances, assumptions used in calculating pension and other postretirement employee benefit expenses and the fair value of stock based compensation. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

Revenue Recognition

Revenue for sales of goods is recognized when a firm sales agreement is in place, delivery has occurred and sales price is fixed or determinable and collection is reasonably assured. If customer acceptance of products is not reasonably assured, sales are recorded only upon formal customer acceptance. Sales of goods typically do not include multiple product and/or service elements.

At the time revenue is recognized, allowances are recorded, with the related reduction to revenue, for estimated product returns, allowances and price discounts based upon historical experience and related terms of customer arrangements. Where we have offered product warranties, we also establish liabilities for estimated warranty costs based upon historical experience and specific warranty provisions. Warranty liabilities are adjusted when experience indicates the expected outcome will differ from initial estimates of the liability.

Other Income (Expense), Net

"Other income (expense), net" in Corning's consolidated statements of income includes the following (in millions):

	Years ended December 31,		
	2012	2011	2010
Royalty income from Samsung Corning Precision Materials	$ 83	$ 219	$ 265
Foreign currency transaction and hedge gains (losses), net	8	(43)	(22)
Loss on retirement of debt	(26)		(30)
Net loss attributable to noncontrolling interests	5	3	2
Other, net	13	(61)	(31)
Total	**$ 83**	**$ 118**	**$ 184**

Royalty income from Samsung Corning Precision Materials decreased significantly in 2012, when compared to 2011, reflecting a decrease in the applicable royalty rate, coupled with a decline in sales volume at Samsung Corning Precision Materials. In December 2011, the applicable royalty rate was reduced for a five-year period by approximately 50% compared to the prior five years.

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs totaled $635 million in 2012, $563 million in 2011, and $491 million in 2010.

Foreign Currency Translation and Transactions

The determination of the functional currency for Corning's foreign subsidiaries is made based on the appropriate economic factors. For most foreign operations, the local currencies are generally considered to be the functional currencies. Corning's most significant exception is our Taiwanese subsidiary, which uses the Japanese yen as its functional currency. For all transactions denominated in a currency other than a subsidiary's functional currency, exchange rate gains and losses are included in income for the period in which the exchange rates changed.

Foreign subsidiary functional currency balance sheet accounts are translated at current exchange rates, and statement of operations accounts are translated at average exchange rates for the year. Translation gains and losses are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. The effects of remeasuring non-functional currency assets and liabilities into the functional currency are included in current earnings, except for those related to intra-entity foreign currency transactions of a long-term investment nature, which are recorded together with translation gains and losses in other comprehensive income (loss) in shareholders' equity. Upon sale or substantially complete liquidation of an investment in a foreign entity, the amount of net translation gains or losses that have been accumulated in other comprehensive income (loss) attributable to that investment are reported as a gain or loss for the period in which the sale or liquidation occurs.

Stock-Based Compensation

Corning's stock-based compensation programs include employee stock option grants, time-based restricted stock awards, time-based restricted stock units, performance based restricted stock awards and performance-based restricted stock units, as more fully described in Note 19 (Share-based Compensation) to the Consolidated Financial Statements.

The cost of stock-based compensation awards is equal to the fair value of the award at the date of grant and compensation expense is recognized for those awards earned over the vesting period. Corning estimates the fair value of stock based awards using a multiple-point Black-Scholes option valuation model, which incorporates assumptions including expected volatility, dividend yield, risk-free rate, expected term and departure rates.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with contractual maturities of three months or less, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

Supplemental disclosure of cash flow information follows (in millions):

	Years ended December 31,		
	2012	2011	2010
Non-cash transactions:			
Issued credit memoranda for settlement of customer receivables[1]		$ 28	$ 83
Accruals for capital expenditures	$ 240	$ 472	$ 382
Cash paid for interest and income taxes:			
Interest[2]	$ 178	$ 140	$ 125
Income taxes, net of refunds received	$ 355	$ 215	$ 170

(1) Amounts represent credits applied to customer receivable balances for customers that made advance cash deposits under long-term purchase and supply agreements.

(2) Included in this amount are approximately $74 million, $46 million, and $20 million of interest costs that were capitalized as part of property, net in 2012, 2011, and 2010, respectively.

Short-Term Investments

Our short-term investments consist of available-for-sale securities that are stated at fair value. Consistent with Corning's cash investment policy, our short-term investments consist primarily of fixed-income securities. Preservation of principal is the primary principle of our cash investment policy that is carried out by limiting interest rate, reinvestment, security, quality and event risk. Our investments are generally liquid and all are investment grade quality. The portfolio is invested predominantly in U.S. Treasury securities and high quality short term government security money market funds. Unrealized gains and losses, net of tax, are computed on a specific identification basis and are reported as a separate component of accumulated other comprehensive loss in shareholders' equity until realized. Realized gains and losses are recorded in other income (expense), net.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectability of the related receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the above criteria. The remainder of the reserve is based on management's estimates and takes into consideration the length of time receivables are past due, historical trends, market conditions, and the composition of the Company's customer base.

Environmental Liabilities

The Company accrues for its environmental investigation, remediation, operating, and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum amount is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded related to the insurance reimbursement when reimbursement is virtually certain.

The uncertain nature inherent in such remediation and the possibility that initial estimates may not reflect the final outcome could result in additional costs being recognized by the Company in future periods.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Property, Net of Accumulated Depreciation

Land, buildings, and equipment, including precious metals, are recorded at cost. Depreciation is based on estimated useful lives of properties using the straight-line method. Except as described in Note 2 (Restructuring, Impairment and Other Charges (Credits)) to the Consolidated Financial Statements related to accelerated depreciation arising from restructuring programs and Note 9 (Property, Net of Accumulated Depreciation) of the Consolidated Financial Statements related to the depletion of precious metals, the estimated useful lives range from 10 to 40 years for buildings and 2 to 20 years for equipment.

Included in the subcategory of equipment are the following types of assets (excluding precious metals):

Asset type	Range of useful life
Computer hardware and software	3 to 7 years
Manufacturing equipment	2 to 15 years
Furniture and fixtures	5 to 10 years
Transportation equipment	3 to 20 years

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals. These assets are not depreciated because they have very low physical losses and are repeatedly reclaimed and reused in our manufacturing process over a very long useful life. We treat the physical loss of precious metals in the manufacturing and reclamation process as depletion and account for these losses as a period expense based on actual units lost. Precious metals are integral to many of our glass production processes. They are only acquired to support our operations and are not held for trading or other purposes.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill relates to and is assigned directly to a specific reporting unit. Reporting units are either operating segments or one level below the operating segment. Impairment testing for goodwill is done at a reporting unit level. Goodwill is reviewed for indicators of impairment quarterly or if an event occurs or circumstances change that indicates that the carrying amount may be impaired. Corning also performs a detailed, two-step process every three years if no indicators suggest a test should be performed in the interim. We use this calculation as quantitative validation of the step-zero qualitative process; this process does not represent an election to perform the two-step process in place of the step-zero review.

The qualitative process includes an extensive review of expectations for the long-term growth of our businesses and forecasting future cash flows. If we are required to perform the two-step impairment analysis, our valuation method is an "income approach" using a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships, and available external information about future trends. If the fair value is less than the carrying value, a loss is recorded to reflect the difference between the fair value and carrying value.

Other intangible assets include patents, trademarks, and other intangible assets acquired from an independent party. Such intangible assets have a definite life and are amortized on a straight-line basis over estimated useful lives ranging from 4 to 50 years.

Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets, such as plant and equipment and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. When impairment indicators are present, we compare estimated undiscounted future cash flows, including the eventual disposition of the asset group at market value, to the assets' carrying value to determine if the asset group is recoverable. For an asset group that fails the test of recoverability, the estimated fair value of long-lived assets is determined using an "income approach" that starts with the forecast of all the expected future net cash flows including the eventual disposition at market value of long-lived assets, and also considers the fair market value of all precious metals. We assess the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If there is an impairment, a loss is recorded to reflect the difference between the assets' fair value and carrying value. Refer to Note 2 (Restructuring, Impairment and Other Charges (Credits)) to the Consolidated Financial Statements for more detail.

Treasury Stock

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in a reduction of shareholders' equity in the consolidated balance sheets. From time to time, treasury shares may be reissued as contributions to our employee benefit plans and for the retirement or conversion of certain debt instruments. When shares are reissued, we use an average cost method for determining cost. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss and tax credit carry forwards and for differences between the carrying amounts of existing assets and liabilities and their respective tax bases.

The effective income tax rate reflects our assessment of the ultimate outcome of tax audits. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including accrued penalties and interest, is included in other accrued liabilities and other long-term liabilities on our consolidated balance sheets and in income tax expense in our consolidated statements of earnings.

Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur. Valuation allowances are established when management is unable to conclude that it is more likely than not that some portion, or all, of the deferred tax asset will ultimately be realized.

The Company is subject to income taxes in the United States and in numerous foreign jurisdictions. No provision is made for U.S. income taxes on the undistributed earnings of wholly-owned foreign subsidiaries because substantially all such earnings are indefinitely reinvested in those companies. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year in which the earnings are no longer indefinitely reinvested in those subsidiaries.

Equity Method Investments

Our equity method investments are reviewed for impairment on a periodic basis or if an event occurs or circumstances change that indicate the carrying amount may be impaired. This assessment is based on a review of the equity investments' performance and a review of indicators of impairment to determine if there is evidence of a loss in value of an equity investment. Factors we consider include:

- Absence of our ability to recover the carrying amount;
- Inability of the equity affiliate to sustain an earnings capacity which would justify the carrying amount of the investment; and
- Significant litigation, bankruptcy or other events that could impact recoverability.

For an equity investment with impairment indicators, we measure fair value on the basis of discounted cash flows or other appropriate valuation methods, depending on the nature of the company involved. If it is probable that we will not recover the carrying amount of our investment, the impairment is considered other-than-temporary and recorded in earnings, and the equity investment balance is reduced to its fair value accordingly. We require our equity method affiliates to provide audited financial statements. Consequently, adjustments for asset recoverability are included in equity earnings. We also utilize these financial statements in our recoverability assessment.

Fair Value of Financial Instruments

Major categories of financial assets and liabilities, including short-term investments, other assets and derivatives are measured at fair value on a recurring basis. Certain assets and liabilities including long-lived assets, goodwill, asset retirement obligations, and cost and equity investments are measured at fair value on a nonrecurring basis.

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Derivative Instruments

We participate in a variety of foreign exchange forward contracts and foreign exchange option contracts entered into in connection with the management of our exposure to fluctuations in foreign exchange rates. We also entered into interest rate forwards to reduce the risk of changes in a benchmark interest rate from the probable forecasted issuance of debt. These financial exposures are managed in accordance with corporate policies and procedures.

All derivatives are recorded at fair value on the balance sheet. Changes in the fair value of derivatives designated as cash flow hedges and hedges of net investments in foreign operations are not recognized in current operating results but are recorded in accumulated other comprehensive income (loss). Amounts related to cash flow hedges are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item impacts earnings. This reclassification is recorded in the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded, typically sales, royalties, or cost of sales. Changes in the fair value of derivatives designated as fair value hedges are recorded currently in earnings offset, to the extent the derivative was effective, by the change in the fair value of the hedged item. Changes in the fair value of derivatives not designated as hedging instruments are recorded currently in earnings in the other income line of the consolidated statement of operations.

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other comprehensive income (loss) as part of the foreign currency translation adjustment.

New Accounting Standards

In July 2012, the FASB issued Accounting Standards Update No. 2012-03, Intangibles – Goodwill and Other (Topic 350): Testing Indefinitely-Lived Intangible Assets for Impairment. This update allows the option of assessing qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. An entity is required to perform quantitative tests only in those cases where it is more likely than not that the indefinite-lived intangible asset is impaired. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Corning adopted this standard as of 2012 and determined that the amendments do not have a material impact on its consolidated results of operations and financial condition.

In June 2011, the FASB issued a new accounting standard requiring most entities to present items of net income and other comprehensive income either in one continuous statement — referred to as the statement of comprehensive income — or in two separate, but consecutive, statements of net income and comprehensive income. The update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The new standard included a requirement to present reclassification adjustments out of accumulated other comprehensive income by component on the face of the financial statements. In December 2011, the reclassification requirement within the new standard was deferred until further guidance is issued on this topic. The new standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and was adopted by the Company on a retrospective basis at the beginning of its 2012 fiscal year.

2. Restructuring, Impairment and Other Charges (Credits)

2012 Activity

In response to uncertain global economic conditions, and the potential for slower growth in many of our businesses in 2013, Corning implemented a corporate-wide restructuring plan in the fourth quarter of 2012. We recorded charges of $89 million, before tax, which included costs for workforce reductions, asset write-offs and exit costs. Total cash expenditures associated with these actions are expected to be approximately $49 million. Annualized savings from these actions are estimated to be approximately $71 million and will be reflected largely in selling, general, and administrative expenses.

The Specialty Materials segment recorded an impairment charge in the fourth quarter of 2011 in the amount of $130 million related to certain assets used in the production of large cover glass due to sales that were significantly below our expectations. In the fourth quarter of 2012, after reassessing the large cover glass business, Corning concluded that the large cover glass market was developing differently in 2012 than our expectations, demand for larger-sized cover glass was declining, and the market for this type of glass was instead targeting smaller gen size products. Additionally, in the fourth quarter of 2012, our primary customer of large cover glass notified Corning of its decision to exit from this display market. Based on these events, we recorded an additional impairment charge in the fourth quarter of 2012 in the amount of $44 million, before tax. This impairment charge represents a write-down of assets specific to the glass-strengthening process for large size cover glass to their fair market values, and includes machinery and equipment used in the ion exchange process.

The following table summarizes the restructuring, impairment and other charges (credits) as of and for the year ended December 31, 2012 (in millions):

	Reserve at January 1, 2012	Net Charges / Reversals	Non cash adjustments	Cash payments	Reserve at December 31, 2012
Restructuring:					
Employee related costs	$ 2	$ 47	$ (7)	$ (4)	$ 38
Other charges (credits)	8	5	(5)	(4)	4
Total restructuring activity	$ 10	$ 52	$ (12)	$ (8)	$ 42
Impairment charges and disposal of long-lived assets:					
Assets to be held and used		$ 44			
Assets to be disposed of		37			
Total asset impairment charges and disposals		$ 81			
Total restructuring, impairment and other charges		**$ 133**			

Cash payments for employee-related costs related to the 2012 corporate-wide restructuring plan are expected to be substantially completed in 2013. Cash payments for exit activities were substantially completed in 2012.

The year-to-date cost of these plans for each of our reportable segments was as follows (in millions):

Operating segment	**Employee-related and other charges**
Display Technologies	$ 21
Telecommunications	39
Environmental Technologies	3
Specialty Materials	54
Life Sciences	2
Corporate and All Other	14
Total restructuring, impairment and other charges	**$ 133**

2011 Activity

During the fourth quarter of 2011, the Specialty Materials segment recorded an impairment charge related to certain assets used in the ion exchange process for the production of large cover glass. Although sales of Corning Gorilla Glass used in our large cover glass products increased in 2011 when compared to 2010, gross margins continue to be weak and sales volumes were significantly below our expectations in 2011 and both sales and margins are expected to be lower than forecasted in 2012. As a result, certain assets located in Japan used in the ion exchange process for the production of large cover glass were written down to estimated fair value in the fourth quarter of 2011 and an impairment loss of $130 million was recognized. This asset group includes machinery and equipment used in the ion exchange process and facilities dedicated to the ion exchange process.

The following table summarizes the restructuring, impairment and other charges (credits) as of and for the year ended December 31, 2011 (in millions):

	Reserve at January 1, 2011	Net charges/ (reversals)	Cash payments	Reserve at December 31, 2011
Restructuring:				
Employee related costs	$ 15	$ (1)	$ (12)	$ 2
Other charges (credits)	12		(4)	8
Total restructuring activity	$ 27	$ (1)	$ (16)	$ 10
Impairment of long-lived asset:				
Assets to be held and used		$ 130		
Total impairment charges		$ 130		
Total restructuring, impairment and other charges (credits)		**$ 129**		

Cash payments for employee-related costs related to the 2009 corporate-wide restructuring plan were substantially completed in 2011. Payments for exit activities were substantially completed in 2012.

2010 Activity

Corning recorded credits of $329 million in 2010. During 2009, we had two events which impacted production at several of our LCD glass manufacturing facilities. In August 2009, an earthquake halted production at our LCD glass manufacturing facilities in Japan and in October 2009, production at our facility in Taichung, Taiwan was impacted by a power disruption. In the fourth quarter of 2010, we recorded $324 million in other credits in our Display segment as settlement of business interruption and property damage insurance claims resulting from these events.

The following table summarizes the restructuring, and other charges (credits) as of and for the year ended December 31, 2010 (in millions):

	Reserve at January 1, 2010	Non-cash adjustments	Net charges/ (reversals)	Cash payments	Reserve at December 31, 2010
Restructuring:					
Employee related costs	$ 80	$ (2)	$ (5)	$ (58)	$ 15
Other charges (credits)	20			(8)	12
Total restructuring activity	$ 100	$ (2)	$ (5)	$ (66)	$ 27
Other charges (credits):					
Settlement of business interruption and property damage insurance claims			$ (324)		
Total impairment charges			$ (324)		
Total restructuring, impairment and other charges			**$ (329)**		

3. Available-for-Sale Investments

The following is a summary of the fair value of available-for-sale securities (in millions):

	Amortized cost December 31,		Fair value December 31,	
	2012	2011	2012	2011
Bonds, notes and other securities:				
U.S. government and agencies	$ 1,153	$ 1,150	$ 1,156	$ 1,155
Other debt securities		6		9
Total short-term investments	$ 1,153	$ 1,156	$ 1,156	$ 1,164
Asset-backed securities	$ 51	$ 57	$ 40	$ 35
Total long-term investments	**$ 51**	**$ 57**	**$ 40**	**$ 35**

We do not intend to sell, nor do we believe it is more likely than not that we would be required to sell, the long-term investment asset-backed securities (which are collateralized by mortgages) before recovery of their amortized cost basis. It is possible that a significant degradation in the delinquency or foreclosure rates in the underlying assets could cause further temporary or other-than-temporary impairments in the future.

The following table summarizes the contractual maturities of available-for-sale securities at December 31, 2012 (in millions):

Less than one year	$ 821
Due in 1-5 years	335
Due in 5-10 years	
Due after 10 years[1]	40
Total	**$ 1,196**

(1) Included in the maturity table is $40 million of asset-based securities that mature over time and are being reported at their final maturity dates.

Unrealized gains and losses, net of tax, are computed on a specific identification basis and are reported as a separate component of accumulated other comprehensive loss in shareholders' equity until realized.

The following table provides the fair value and gross unrealized losses of the Company's investments and unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2012 and 2011 (in millions):

		December 31, 2012			
	Number of securities in a loss position	12 months or greater		Total	
		Fair value	Unrealized losses[1]	Fair value	Unrealized losses
Asset-backed securities	22	$ 40	$ (11)	$ 40	$ (11)
Total long-term investments	**22**	**$ 40**	**$ (11)**	**$ 40**	**$ (11)**

(1) Unrealized losses in securities less than 12 months were not significant.

		December 31, 2011			
	Number of securities in a loss position	12 months or greater		Total	
		Fair value	Unrealized losses[1]	Fair value	Unrealized losses
Asset-backed securities	22	$ 35	$ (23)	$ 35	$ (23)
Total long-term investments	**22**	**$ 35**	**$ (23)**	**$ 35**	**$ (23)**

(1) Unrealized losses in securities less than 12 months were not significant.

As of December 31, 2012 and 2011, for securities that have credit losses, an other than temporary impairment loss of $9 million and $18 million, respectively, is recognized in accumulated other comprehensive income.

Proceeds from sales and maturities of short-term investments totaled $2.3 billion, $3.2 billion, and $2.1 billion in 2012, 2011, and 2010, respectively.

4. Significant Customers

For 2012, no customers met or exceeded 10% of Corning's consolidated net sales. For 2011, Corning's sales to Sharp Electronics Corporation, a customer of our Display Technologies segment, represented 10% of the Company's consolidated net sales. For 2010, Corning's sales to AU Optronics Corporation, a customer of our Display Technologies segment, represented 11% of the Company's consolidated net sales.

5. Inventories

Inventories comprise the following (in millions):

	December 31,	
	2012	2011
Finished goods	$ 392	$ 312
Work in process	168	199
Raw materials and accessories	271	268
Supplies and packing materials	220	196
Total inventories	**$ 1,051**	**$ 975**

6. Income Taxes

Income before income taxes follows (in millions):

	Years ended December 31,		
	2012	2011	2010
U.S. companies	$ 498	$ 972	$ 975
Non-U.S. companies	1,619	2,241	2,870
Income before income taxes	**$ 2,117**	**$ 3,213**	**$ 3,845**

The current and deferred amounts of the provision (benefit) for income taxes follow (in millions):

	Years ended December 31,		
	2012	2011	2010
Current:			
Federal	$ (4)	$ (2)	
State and municipal	3	6	$ 1
Foreign	322	289	218
Deferred:			
Federal	185	167	(7)
State and municipal	(8)	14	22
Foreign	(109)	(66)	53
Provision (benefit) for income taxes	**$ 389**	**$ 408**	**$ 287**

Amounts are reflected in the preceding tables based on the location of the taxing authorities.

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations follows:

	Years ended December 31,		
	2012	2011	2010
Statutory U.S. income tax rate	35.0%	35.0%	35.0%
State income tax (benefit), net of federal effect	0.2	0.1	0.1
Tax holidays[1]	(1.6)	(2.0)	(3.1)
Investment and other tax credits[2]	(1.0)	(0.7)	(0.9)
Rate difference on foreign earnings	(2.3)[6]	(4.2)	(2.1)
Equity earnings impact[3]	(12.7)	(14.9)	(16.6)
Dividend repatriation	0.4	(0.8)[7]	(6.7)[5]
Deferred tax adjustment[4]			1.5
Valuation allowances	(0.1)	0.5	0.1
Other items, net	0.5	(0.3)	0.2
Effective income tax (benefit) rate	**18.4%**	**12.7%**	**7.5%**

(1) Primarily related to a subsidiary in Taiwan operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of existing arrangements phase out in future years (through 2015). The impact of tax holidays on net income per share on a diluted basis was $0.02 in 2012, $0.04 in 2011, and $0.08 in 2010.

(2) Primarily related to investment tax credits in Taiwan, employment credits in Mexico and prior year research and development credits in U.S.

(3) Equity in earnings of nonconsolidated affiliates reported in the financials net of tax.

(4) In 2010, we recorded a $56 million charge to write-off deferred tax associated with OPEB subsidy due to a law change.

(5) In 2010, we recorded a $265 million tax benefit for excess foreign tax credits that resulted from the repatriation of current year earnings of certain foreign subsidiaries.

(6) $37 million tax expense recorded in 2012 will be reversed in the first quarter of 2013 as a result of the retroactive application of the American Taxpayer Relief Act enacted on January 3, 2013.

(7) Includes benefit of amending 2006 U.S. Federal return to claim foreign tax credits.

The following table details the tax benefit recognized in other comprehensive income:

	Years ended December 31,		
(In millions)	2012	2011	2010
Net unrealized gains (losses) on investments:			
Unrealized holding gain (loss) arising during the period	$ (1)		$ 6
Less: reclassification adjustment for amounts included in net income	3		(1)
Equity investee's unrealized gain on investments	1		
Unamortized losses and prior service costs for postretirement benefit plans:			
Adjustments arising during the period	(100)	$ (30)	(58)
Less: amortization of losses and prior service costs included in net income	33	35	26
Equity investee's defined benefit plan adjustments	2	(9)	(1)
Net unrealized gains (losses) on designated hedges:			
Unrealized holding gain (loss) arising during the period	20	18	(6)
Less: reclassification adjustment for amounts included in net income	7	(21)	(9)
Income tax benefit related to items of other comprehensive income	**$ (35)**	**$ (7)**	**$ (43)**

The tax effects of temporary differences and carryforwards that gave rise to significant portions of the deferred tax assets and liabilities follows (in millions):

	December 31,	
	2012	2011
Loss and tax credit carryforwards	$ 1,923	$ 2,039
Capitalized research and development	33	47
Asset impairments and restructuring reserves	168	162
Postretirement medical and life benefits	357	347
Inventory	23	44
Fixed assets	89	78
Other accrued liabilities	268	241
Other employee benefits	486	398
Gross deferred tax assets	3,347	3,356
Valuation allowance	(210)	(219)
Total deferred tax assets	3,137	3,137
Intangible and other assets	(230)	(97)
Total deferred tax liabilities	(230)	(97)
Net deferred tax assets	**$ 2,907**	**$ 3,040**

The net deferred tax assets are classified in our consolidated balance sheets, as follows (in millions):

	December 31,	
	2012	2011
Current deferred tax assets	$ 579	$ 448
Non-current deferred tax assets	2,343	2,652
Current deferred tax liabilities	(4)	
Non-current deferred tax liabilities	(11)	(60)
Net deferred tax assets	**$ 2,907**	**$ 3,040**

Details on deferred tax assets for loss and tax credit carryforwards at December 31, 2012 follow (in millions):

		Expiration			
	Amount	2013-2017	2018-2022	2023-2032	Indefinite
Net operating losses	$ 825	$ 97	$ 163	$ 360	$ 205
Capital losses	10	10			
Tax credits	1,088	150	778	114	46
Totals as of December 31, 2012	**$ 1,923**	**$ 257**	**$ 941**	**$ 474**	**$ 251**

The recognition of windfall tax benefits from stock-based compensation deducted on the tax return is prohibited until realized through a reduction of income tax payable. Cumulative tax benefits totaling $300 million will be recorded in additional paid-in-capital when the net operating loss and credit carry forwards are utilized and the windfall tax benefit can be realized.

Deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not (a likelihood of greater than 50 percent) that some portion or all of the deferred tax assets will not be realized. Corning has valuation allowances on certain shorter-lived deferred tax assets such as those represented by capital loss carry forwards and state tax net operating loss carry forwards, as well as other foreign net operating loss carryforwards and federal and state tax credits, because we cannot conclude that it is more likely than not that we will earn income of the character required to utilize these assets before they expire. U.S. profits of approximately $7.1 billion will be required to fully realize the deferred tax assets as of December 31, 2012. Of that amount, $3.8 billion of U.S. profits will be required over the next 13 years to fully realize the deferred tax assets associated with federal net operating loss carry forwards. The remaining deferred tax assets will be realized as the underlying temporary differences reverse over an extended period. The amount of U.S. and foreign deferred tax assets that have remaining valuation allowances at December 31, 2012 and 2011 was $210 million and $219 million, respectively.

The following is a tabular reconciliation of the total amount of unrecognized tax benefits (in millions):

	2012	2011
Balance at January 1	$ 21	$ 23
Additions based on tax positions related to the current year	1	2
Additions for tax positions of prior years	2	1
Reductions for tax positions of prior years		(1)
Settlements and lapse of statute of limitations	(8)	(4)
Balance at December 31	$ 16	$ 21

Included in the balance at December 31, 2012 and 2011 are $11 million and $15 million, respectively, of unrecognized tax benefits that would impact our effective tax rate if recognized.

We recognize accrued interest and penalties associated with uncertain tax positions as part of tax expense. For the years ended December 31, 2012, 2011, and 2010, the amounts recognized in interest expense and income were immaterial. The amounts accrued at December 31, 2012 and 2011 for the payment of interest and penalties were not significant.

While we expect the amount of unrecognized tax benefits to change in the next 12 months, we do not expect the change to have a significant impact on the results of operations or our financial position.

Corning Incorporated, as the common parent company, and all 80%-or-more-owned of its U.S. subsidiaries join in the filing of consolidated U.S. federal income tax returns. All such returns for periods ended through December 31, 2004, have been audited by and settled with the Internal Revenue Service (IRS). The statute of limitations to audit the 2006, 2007, and 2008 U.S. federal income tax expired in 2010, 2011, and 2012, respectively. The statute for the 2005 tax return has closed except to the extent the loss generated in 2005 is utilized in future years.

Corning Incorporated and its U.S. subsidiaries file income tax returns on a combined, unitary or stand-alone basis in multiple state and local jurisdictions, which generally have statutes of limitations ranging from 3 to 5 years. Various state income tax returns are currently in the process of examination or administrative appeal.

Our foreign subsidiaries file income tax returns in the countries in which they have operations. Generally, these countries have statutes of limitations ranging from 3 to 7 years. Years still open to examination by foreign tax authorities in major jurisdictions include Japan (2008 onward) and Taiwan (2011 onward).

Under U.S. GAAP, a deferred tax liability should be recorded for any book basis greater than tax basis in a foreign subsidiary attributable to unremitted book earnings under the presumption that such earnings will ultimately be distributed and that such distribution would be subject to additional tax at the parent company level. However, such presumption is rebuttable and no tax would be accrued to the extent the temporary difference is not expected to reverse in the foreseeable future because the unremitted foreign earnings are expected to be reinvested indefinitely.

As required by U.S. GAAP, Corning completes an annual detailed analysis to determine the extent to which its foreign unremitted earnings are indefinitely reinvested considering various factors including the following:

- U.S. cash needs and liquidity;
- International working capital, debt service and capital expansion needs;
- Local regulatory, statutory or other legally enforceable restrictions on the distribution of foreign subsidiary and affiliate earnings;
- Foreign joint venture agreement limitations on distributions; and
- The current and/or future tax costs associated with repatriation, including potential legislative changes that could impact such costs.

Quarterly, Corning updates its analysis for material changes.

In the quarter ended March 31, 2010, Corning included in the computation of its estimated annual effective tax rate a tax benefit of $265 million related to an expected fourth quarter repatriation of $1.1 billion of 2010 foreign earnings. The repatriated earnings represented a portion of the current year earnings of certain foreign subsidiaries and affiliates located in Asia and thus were not previously permanently reinvested.

There were two factors influencing Corning's decision to consider repatriating these 2010 earnings. One was Corning's decision, as announced early in 2010, to pursue acquisitions that were expected to require cash to be available in the U.S. in excess of amounts expected to be generated from domestic sources. The second factor was proposed federal tax legislation which, if enacted, could significantly increase the tax cost of repatriation after 2010. Because there had been no change in our longer term international capital expansion plans as of the first quarter, our intent to indefinitely reinvest foreign earnings accumulated through the year ended December 31, 2009 was not changed by these factors.

As of the year ended December 31, 2010, Corning had $8.9 billion of foreign unremitted earnings that it intended to keep indefinitely reinvested.

Of this amount, nearly 70% consisted of:

- Non-liquid operating assets or short term liquidity required to meet current international working capital needs; and
- Samsung Corning Precision Materials or other joint venture unremitted earnings that require a joint determination with our partners to remove any indefinitely reinvested representation.

Additionally, in the third quarter of 2010, Corning announced a significant multi-year investment plan that was expected to result in 2011 capital investment of $2.4 billion to $2.7 billion, the substantial majority of which would be spent internationally and would include over the term of the plan: $800 million for additional LCD capacity in China; capacity expansion for Eagle XG LCD glass and Corning Gorilla Glass in Asia; expansion of automotive substrate facilities in China and Germany; and a new manufacturing and distribution center in China for our Life Sciences businesses. In addition to the $2.4 billion spent in 2011, approximately $900 million of non-U.S. capital spending was invested in 2012. These factors in addition to additional foreign capital spending planned in 2013 and beyond and the fact that Corning has sufficient access to funds in the U.S. to fund currently anticipated domestic needs result in our ability and intent to indefinitely reinvest our foreign unremitted earnings of $8.9 billion, $10.8 billion and $11.9 billion as of December 31, 2010, 2011 and 2012, respectively. It is not practical to calculate the unrecognized deferred tax liability on these earnings with reasonable accuracy.

7. Investments

Investments comprise the following (in millions):

	Ownership Interest[1]	December 31, 2012	December 31, 2011
Affiliated companies accounted for under the equity method:			
Samsung Corning Precision Materials Co., Ltd.	50%	$ 3,346	$ 3,315
Dow Corning Corporation	50%	1,191	1,160
All other	20%-50%	375	248
		4,912	4,723
Other investments		3	3
Total		**$ 4,915**	**$ 4,726**

(1) Amounts reflect Corning's direct ownership interests in the respective affiliated companies. Corning does not control any of such entities.

Affiliated Companies at Equity

The results of operations and financial position of the investments accounted for under the equity method follow (in millions):

	Years ended December 31, 2012	2011	2010
Statement of operations:			
Net sales	$ 10,131	$ 11,613	$ 11,717
Gross profit	$ 3,708	$ 5,216	$ 6,107
Net income	$ 1,541	$ 2,925	$ 3,901
Corning's equity in earnings of affiliated companies	$ 810	$ 1,471	$ 1,958
Related party transactions:			
Corning sales to affiliated companies	$ 28	$ 30	$ 27
Corning purchases from affiliated companies	$ 167	$ 138	$ 59
Corning transfers of assets, at cost, to affiliated companies[1]	$ 77	$ 113	$ 121
Dividends received from affiliated companies	$ 1,089	$ 820	$ 1,712
Royalty income from affiliated companies	$ 84	$ 221	$ 268
Corning services to affiliates	$ 24	$ 50	$ 37

	December 31, 2012	2011
Balance sheet:		
Current assets	$ 8,249	$ 9,088
Noncurrent assets	$ 13,418	$ 13,298[2]
Short-term borrowings, including current portion of long-term debt	$ 209	$ 331
Other current liabilities	$ 1,986	$ 2,489
Long-term debt	$ 847	$ 1,445
Other long-term liabilities	$ 7,445	$ 7,161[2]
Non-controlling interest	$ 708	$ 848
Related party transactions:		
Balances due from affiliated companies	$ 61	$ 77
Balances due to affiliated companies	$ 37	$ 14

(1) Corning purchases machinery and equipment on behalf of Samsung Corning Precision Materials to support its capital expansion initiatives. The machinery and equipment are transferred to Samsung Corning Precision at our cost basis, resulting in no revenue or gain being recognized on the transaction.

(2) The prior year noncurrent assets and noncurrent liabilities have been revised to reflect certain correcting adjustments as reported by Dow Corning. Such correcting adjustments increased noncurrent deferred tax assets and noncurrent deferred tax liabilities by $529 million each for items that had previously been presented on a net basis. Those revisions had no impact on Corning's investment in or equity in earnings of Dow Corning for any of the periods presented.

We have contractual agreements with several of our equity affiliates which include sales, purchasing, licensing and technology agreements.

At December 31, 2012, approximately $4.8 billion of equity in undistributed earnings of equity companies was included in our retained earnings.

A discussion and summarized results of Corning's significant affiliates at December 31, 2012 follows:

Samsung Corning Precision Materials Co., Ltd. (Samsung Corning Precision Materials)

Samsung Corning Precision Materials is a South Korea-based manufacturer of liquid crystal display glass for flat panel displays. In 2010, it changed its name from Samsung Corning Precision Glass Co., Ltd. to Samsung Corning Precision Materials Co., Ltd.

Samsung Corning Precision Materials' financial position and results of operations follow (in millions):

	Years ended December 31,		
	2012	2011	2010
Statement of operations:			
Net sales	$ 3,139	$ 4,171	$ 4,856
Gross profit	$ 2,080	$ 2,942	$ 3,731
Net income attributable to Samsung Corning Precision Materials	$ 1,390	$ 2,061	$ 2,946
Corning's equity in earnings of Samsung Corning Precision Materials	$ 699	$ 1,031	$ 1,473
Related party transactions:			
Corning purchases from Samsung Corning Precision Materials	$ 126	$ 107	$ 33
Corning transfer of machinery and equipment to Samsung Corning Precision Materials at cost(1)	$ 77	$ 113	$ 121
Dividends received from Samsung Corning Precision Materials	$ 979	$ 492	$ 1,474
Royalty income from Samsung Corning Precision Materials	$ 83	$ 219	$ 265

	December 31,	
	2012	2011
Balance sheet:		
Current assets	$ 3,282	$ 3,560
Noncurrent assets	$ 3,856	$ 3,890
Other current liabilities	$ 406	$ 498
Other long-term liabilities	$ 17	$ 241
Non-controlling interest	$ 12	$ 11

(1) Corning purchases machinery and equipment on behalf of Samsung Corning Precision Materials to support its capital expansion initiatives. The machinery and equipment are transferred to Samsung Corning Precision Materials at our cost basis, resulting in no revenue or gain being recognized on the transaction.

Balances due from Samsung Corning Precision Materials were $15 million at December 31, 2012. Balances due to Samsung Corning Precision Materials were $34 million at December 31, 2012. Balances due from Samsung Corning Precision Materials were $16 million at December 31, 2011. Balances due to Samsung Corning Precision Materials were $11 million at December 31, 2011.

In 2010, Samsung Corning Precision Materials' earnings were positively impacted from a revised tax holiday calculation agreed to by the Korean National Tax service. Corning's share of this adjustment was $61 million.

Corning owns 50% of Samsung Corning Precision Materials. Samsung Electronics Co., Ltd. owns 43% and other shareholders own the remaining 7%.

In April 2011, Korean tax authorities completed a tax audit of Samsung Corning Precision Materials. As a result, the tax authorities issued a pre-assessment of approximately $46 million for an asserted underpayment of withholding tax on dividends paid from September 2006 through March 2009. Our first level of appeal was denied on October 5, 2011 and a formal assessment was issued. The assessment was paid in full in the fourth quarter of 2011, which will allow us to continue the appeal process. Samsung Corning Precision Materials and Corning believe we will maintain our position when all available appeal remedies have been exhausted.

Additionally, the 2011 Korean Board of Audit and Inspection's (the BoAI) review of tax exemptions previously granted to Samsung Corning Precision Materials by the National Tax Service (NTS) was closed without being remanded back to the NTS for adjustment or re-examination.

On December 31, 2007, Samsung Corning Precision Materials acquired all of the outstanding shares of Samsung Corning Co., Ltd. (Samsung Corning). After the transaction, Corning retained its 50% interest in Samsung Corning Precision Materials. Prior to their merger, Samsung Corning Precision Materials Co., Ltd. (Samsung Corning Precision Materials) and Samsung Corning Co. Ltd. (Samsung Corning) were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and thirteen other creditors (SGI and Creditors) for alleged breach of an agreement that approximately twenty-eight affiliates of the Samsung group (Samsung Affiliates) entered into with SGI and Creditors on August 24, 1999 (the Agreement). The lawsuit is pending in the courts of South Korea. Under the Agreement, it is alleged that the Samsung Affiliates agreed to sell certain shares of Samsung Life Insurance Co., Ltd. (SLI), which had been transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motors Inc. In the lawsuit, SGI and Creditors allege a breach of the Agreement by the Samsung Affiliates and are seeking the loss of principal (approximately $1.95 billion) for loans extended to Samsung Motors Inc., default interest and a separate amount for breach. On January 31, 2008, the Seoul District Court ordered the Samsung Affiliates: to pay approximately $1.3 billion by disposing of 2,334,045 shares of SLI less 1,165,955 shares of SLI previously sold by SGI and Creditors and paying the proceeds to SGI and Creditors; to satisfy any shortfall by participating in the purchase of equity or subordinate debentures issued by them; and pay default interest of 6% per annum. The ruling was appealed. On November 10, 2009, the Appellate Court directed the parties to attempt to resolve this matter through mediation. On January 11, 2011, the Appellate Court ordered the Samsung Affiliates to pay 600 billion won in principal and 20 billion won in delayed interest to SGI and Creditors. Samsung promptly paid those amounts, which approximated $550 million when translated to United States Dollars, from a portion of an escrow account established upon completion of SLI's initial public offering (IPO) on May 7, 2010. On February 7, 2011, the Samsung Affiliates appealed the Appellate Court's ruling to the Supreme

Court of Korea and the appeal is currently in progress. Samsung Corning Precision Materials has not contributed to any payment related to these disputes, and has concluded that no provision for loss should be reflected in its financial statements. Other than as described above, no claim in these matters has been asserted against Corning or any of its affiliates.

In September 2009, Corning and Samsung Corning Precision Materials formed Corsam Technologies LLC (Corsam), an equity affiliate established to provide glass technology research for future product applications. Samsung Corning Precision Materials invested $124 million in cash and Corning contributed intellectual property with a corresponding value. Corning and Samsung Corning Precision Materials each own 50% of the common stock of Corsam, and Corning has agreed to provide research and development services at arm's length to Corsam. Corning does not control Corsam because Samsung Corning Precision Materials' other investors maintain significant participating voting rights. In addition, Corsam has sufficient equity to finance its activities, the voting rights of investors in Corsam are considered substantive, and the risks and rewards of Corsam's research are shared only by those investors noted. As a result, Corsam is accounted for under the equity method of accounting for investments.

Dow Corning Corporation (Dow Corning)

Dow Corning is a U.S.-based manufacturer of silicone products. Corning and The Dow Chemical Company (Dow Chemical) each own half of Dow Corning.

Dow Corning's financial position and results of operations follow (in millions):

	Years ended December 31,		
	2012	2011	2010
Statement of operations:			
Net sales	$ 6,119	$ 6,427	$ 5,997
Gross profit	$ 1,413	$ 1,989	$ 2,135
Net income attributable to Dow Corning	$ 181	$ 806	$ 887
Corning's equity in earnings of Dow Corning	$ 90	$ 404	$ 444
Related party transactions:			
Corning purchases from Dow Corning	$ 23	$ 22	$ 19
Dividends received from Dow Corning	$ 100	$ 310	$ 222

	December 31,	
	2012	2011
Balance sheet:		
Current assets	$ 4,117	$ 4,873
Noncurrent assets	$ 9,184	$ 9,227(1)
Short-term borrowings, including current portion of long-term debt	$ 209	$ 331
Other current liabilities	$ 1,304	$ 1,692
Long-term debt	$ 844	$ 1,440
Other long-term liabilities	$ 7,371	$ 7,052(1)
Non-controlling interest	$ 687	$ 767

(1) The prior year noncurrent assets and noncurrent liabilities have been revised to reflect certain correcting adjustments as reported by Dow Corning. Such correcting adjustments increased noncurrent deferred tax assets and noncurrent deferred tax liabilities by $529 million each for items that had previously been presented on a net basis. Those revisions had no impact on Corning's investment in or equity in earnings of Dow Corning for any of the periods presented.

Beginning in the latter half of 2011, and continuing into 2012, Dow Corning began experiencing unfavorable industry conditions at its consolidated subsidiary Hemlock Semiconductor Group (Hemlock), a producer of high purity polycrystalline silicon for the semiconductor and solar industries, driven by over-capacity at all levels of the solar industry supply chain. This over-capacity led to significant declines in polycrystalline spot prices in the fourth quarter of 2011, and prices remained depressed throughout 2012. Also potentially impacting this business is a Chinese Ministry of Commerce (MOFCOM) anti-dumping and countervailing duty investigation of imports of solar-grade polycrystalline solar products from the U.S. and Korea. If the Chinese authorities rule that dumping or subsidization took place, they may impose additional duties on future imports of solar-grade polycrystalline silicon to China from the U.S.

Due to the conditions and uncertainties described above, sales volume has declined and production levels of certain operating assets have been reduced. As a result, Dow Corning determined that a polycrystalline silicon plant expansion previously delayed since the fourth quarter of 2011 would no longer be economically viable and made the decision to abandon this expansion activity in the fourth quarter of 2012. The abandonment resulted in an impairment charge of $57 million, before tax, for Corning's share of the write down in the value of these construction-in-progress assets. Further, the startup of another plant expansion that was expected to begin production in 2013 is being delayed until sales volumes increase to levels necessary to support operations.

Additionally, during the fourth quarter of 2012, the events and circumstances described above indicated that additional assets of Dow Corning's polycrystalline silicon business might be impaired. In accordance with accounting guidance for impairment of long-lived assets, Dow Corning compared estimated undiscounted cash flows to the assets' carrying value and determined that the asset group is recoverable as of December 31, 2012. However, it is reasonably possible that the estimate of undiscounted cash flows could change in the near term, resulting in the need to write down those assets to fair value. If a significant adverse duty is imposed by MOFCOM or there is continued pricing deterioration or other adverse market conditions that result in non-performance by customers under long-term contracts, Dow Corning's estimates of cash flows might change. Partially mitigating the adverse circumstances described above are long-term contracts that Dow Corning established in preparation for this negative volatility. These long term contracts contain customer pre-payment requirements, as well as a provision that the customers "take or pay" the contracted volume of the polycrystalline silicon over the life of the contract. Corning's share of the carrying value of this asset group is approximately $700 million, after tax.

At December 31, 2012, Dow Corning's marketable securities included approximately $76 million of auction rate securities. Unrealized losses related to temporary impairments were not material.

In February 2011, Dow Corning amended and restated its revolving credit agreement to provide $1 billion senior, unsecured revolving line of credit through February 2016. Dow Corning believes it has adequate liquidity to fund operations, its capital expenditure plans, breast implant settlement liabilities, and shareholder dividends.

In January 2010, Dow Corning received approval for U.S. Federal Advanced Energy Manufacturing Tax Credits of approximately $169 million. The tax credits were granted as part of the American Reinvestment and Recovery Act of 2009, and are focused on job creation from U.S. manufacturing capacity which supplies clean and renewable energy products.

In 1995, Corning fully impaired its investment in Dow Corning after it filed for bankruptcy protection. Corning did not recognize net equity earnings from the second quarter of 1995 through the end of 2002. Corning began recognizing equity earnings in the first quarter of 2003 when management concluded that Dow Corning's emergence from bankruptcy was probable. Corning considers the $249 million difference between the carrying value of its investment in Dow Corning and its 50% share of Dow Corning's equity to be permanent.

Corning and Dow Chemical each own 50% of the common stock of Dow Corning. In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousands of breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan) which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.7 billion to the Settlement Trust. As of December 31, 2012, Dow Corning had recorded a reserve for breast implant litigation of $1.6 billion. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a number of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. As of December 31, 2012, Dow Corning has estimated the liability to commercial creditors to be within the range of $90 million to $294 million. As Dow Corning management believes no single amount within the range appears to be a better estimate than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $90 million, net of applicable tax benefits. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. The remaining tort claims against Corning are expected to be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

On July 20, 2012, the Chinese Ministry of Commerce ("MOFCOM") initiated anti-dumping and countervailing duty investigations of imports of solar-grade polycrystalline silicon products from the U.S. and Korea, based on a petition filed by Chinese solar-grade polycrystalline silicon producers. The petition alleges that producers within these countries, including a consolidated subsidiary of Dow Corning, exported solar-grade polycrystalline silicon to China at less than normal value, and that production of solar-grade polycrystalline silicon in the U.S. has been subsidized by the U.S. government. If the Chinese authorities rule that dumping or subsidization took place, they may impose additional duties on future imports of solar-grade polycrystalline silicon to China from the U.S. Dow Corning and its consolidated subsidiaries are complying with MOFCOM in the investigations and is vigorously contesting the allegations. As the outcome of such actions is uncertain, Dow Corning cannot predict the ultimate impact of these matters.

Pittsburgh Corning Corporation (PCC)

Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. At the time PCC filed for bankruptcy protection, there were approximately 11,800 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently involved in approximately 9,800 other cases (approximately 37,500 claims) alleging injuries from asbestos and similar amounts of monetary damages per case. Those cases have been covered by insurance without material impact to Corning to date. As of December 31, 2012, Corning had received for these cases approximately $18.6 million in insurance payments related to those claims. As described below, several of Corning's insurance carriers have filed a legal proceeding concerning the extent of any insurance coverage for past and future defense and indemnity costs for these claims. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

Corning, with other relevant parties, has been involved in ongoing efforts to develop a Plan of Reorganization that would resolve the concerns and objections of the relevant courts and parties. In 2003, a plan was agreed to by various parties (the 2003 Plan), but, on December 21, 2006, the Bankruptcy Court issued an order denying the confirmation of that 2003 Plan. On January 29, 2009, an amended plan of reorganization (the Amended PCC Plan) – which addressed the issues raised by the Court when it denied confirmation of the 2003 Plan – was filed with the Bankruptcy Court.

The proposed resolution of PCC asbestos claims under the Amended PCC Plan would have required Corning to contribute its equity interests in PCC and Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, and to contribute a fixed series of payments, recorded at present value. Corning would have had the option to use its shares rather than cash to make these payments, but the liability would have been fixed by dollar value and not the number of shares. The Amended PCC Plan would, originally, have required Corning to make (1) one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and (2) five additional payments of $50 million, on each of the five subsequent anniversaries of the first payment, the final payment of which is subject to reduction based on the application of credits under certain circumstances. Documents were filed with the Bankruptcy Court further modifying the Amended PCC Plan by reducing Corning's initial payment by $30 million and reducing its second and fourth payments by $15 million each. In return, Corning would relinquish its claim for reimbursement of its payments and contributions under the Amended PCC Plan from the insurance carriers involved in the bankruptcy proceeding with certain exceptions.

On June 16, 2011, the Court entered an Order denying confirmation of the Amended PCC Plan. The Court's memorandum opinion accompanying the order rejected some objections to the Amended PCC Plan and made suggestions regarding modifications to the Amended PCC Plan that would allow the Plan to be confirmed. Corning and other parties have filed a motion for reconsideration, objecting to certain points of this Order. Certain parties to the proceeding filed specific Plan modifications in response to the Court's opinion and Corning supported these filings. Certain parties objected to the proposed Plan modifications and, to resolve some of those objections, further revisions to the Plan and other documents were filed. A modified Amended PCC Plan was then submitted by PCC, and objections to that Plan were filed by two parties. Those objections and the Plan are pending before the Court.

The Amended PCC Plan does not include certain non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded in its estimated asbestos litigation liability an additional $150 million for the approximately 9,800 current non-PCC cases alleging injuries from asbestos, and for any future non-PCC cases. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more data becomes available.

The liability for the Amended PCC Plan and the non-PCC asbestos claims was estimated to be $671 million at December 31, 2012, compared with an estimate of liability of $657 million at December 31, 2011. For the years ended December 31, 2012 and 2011, Corning recorded asbestos litigation expense of $14 million and $24 million, respectively. In the first quarter of 2010, Corning recorded a credit of $54 million to reflect the change in terms of Corning's proposed payments under the Amended Plan. The entire obligation is classified as a non-current liability as installment payments for the cash portion of the obligation are not planned to commence until more than 12 months after the Amended PCC Plan becomes effective and the PCE portion of the obligation will be fulfilled through the direct contribution of Corning's investment in PCE (currently recorded as a non-current other equity method investment).

The Amended PCC Plan with the modifications addressing issues raised by the Court's June 16, 2011 opinion remains subject to a number of contingencies. Payment of the amounts required to fund the Amended PCC Plan from insurance and other sources are subject to a number of conditions that may not be achieved. The approval of the (further modified) Amended PCC Plan by the Bankruptcy Court is not certain and faces objections by some parties. If the modified Amended PCC Plan is approved by the Bankruptcy Court, that approval will be subject to appeal. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Several of Corning's insurers have commenced litigation in state courts for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the potential resolutions described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation and therefore cannot estimate the range of any possible loss.

At December 31, 2012 and 2011, the fair value of PCE significantly exceeded its carrying value of $149 million and $138 million, respectively. There have been no impairment indicators for our investment in PCE and we continue to recognize equity earnings of this affiliate. PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court on April 16, 2000. At that time, Corning determined it lacked the ability to recover the carrying amount of its investment in PCC and its investment was other than temporarily impaired. As a result, we reduced our investment in PCC to zero.

8. Acquisition

On October 31, 2012, Corning acquired all of the shares of Discovery Labware, Inc. and Plasso Technology Limited and certain other assets (collectively referred to as "Purchased Assets") from Becton Dickinson and Company for approximately $723 million, net of $1.4 million cash received at closing. The Purchased Assets constitute a business, therefore the acquisition was accounted for as a business combination. The business, referred to as Discovery Labware, will design, manufacture, market and supply cell culture, other laboratory reagents, core and advanced consumables for basic and applied research for life scientists, clinical researchers, and laboratory professionals globally.

The purchase price of the acquisition was allocated to the net tangible and other intangible assets acquired, with the remainder recorded as goodwill on the basis of fair value as follows (in millions):

Inventory and other current assets	**$ 74**
Fixed Assets	81
Other intangible assets	279
Current and non-current liabilities	(21)
Net tangible and intangible assets	**$ 413**
Purchase price	723
Goodwill[(1)]	$ 310

(1) The goodwill recognized is deductible for U.S. income tax purposes. The goodwill was allocated to the Life Sciences segment.

Goodwill is primarily related to the value of the Discovery Labware product portfolio and distribution network and its combination with Corning's existing life sciences platform, as well as synergies and other intangibles that do not qualify for separate recognition. Other intangible assets consist mainly of distributor relationships, trademark and trade names and are amortized over a useful life of 20 years. Acquisition-related costs of $22 million in the twelve months ended December 31, 2012 included costs for legal, accounting, valuation and other professional services and were included in selling, general and administrative expense in the Consolidated Statements of Income. Supplemental pro forma information was not provided because the Purchased Assets are not material to Corning's consolidated financial statements.

9. Property, Net of Accumulated Depreciation

Property, net follows (in millions):

	December 31, 2012	December 31, 2011
Land	$ 112	$ 113
Buildings	4,324	3,957
Equipment	12,571	11,886
Construction in progress	1,270	1,919
	18,277	17,875
Accumulated depreciation	(7,652)	(7,204)
Total	**$ 10,625**	**$ 10,671**

Approximately $74 million, $46 million, and $20 million of interest costs were capitalized as part of property, net in 2012, 2011, and 2010, respectively.

Manufacturing equipment includes certain components of production equipment that are constructed of precious metals. At December 31, 2012 and 2011, the recorded value of precious metals totaled $2.4 billion and $2.5 billion, respectively. Depletion expense related to the years ended December 31, 2012, 2011, and 2010 totaled $20 million, $21 million, and $22 million, respectively.

During the fourth quarters of 2012 and 2011, the Specialty Materials segment recorded impairment charges of $44 million and $130 million, respectively, related to certain assets located in Japan used in the ion exchange process for the production of large cover glass. The large cover glass impairment charge represents a write-down of assets specific to the glass-strengthening process for large size cover glass to their relative fair market values as of the date of impairment. As a result of the impairment, assets included in the category of equipment decreased by approximately $44 million in 2012, and in the categories of equipment and buildings by $55 million and $75 million in 2011, respectively.

10. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the twelve months ended December 31, 2012 and 2011 are as follows (in millions):

	Telecommunications	Display Technologies	Specialty Materials	Life Sciences	Total
Balance at December 31, 2010	$ 118	$ 9	$ 150	$ 260	$ 537
Acquired goodwill[(1)]	91			36	127
Balance at December 31, 2011	$ 209	$ 9	$ 150	$ 296	$ 664
Acquired goodwill[(2)]				310	310
Balance at December 31, 2012	**$ 209**	**$ 9**	**$ 150**	**$ 606**	**$ 974**

(1) The Company recorded goodwill associated with two small acquisitions completed in 2011.

(2) The Company recorded the acquisition of the Discovery Labware business of Becton Dickinson and Company in the fourth quarter of 2012. Refer to Note 8 (Acquisition) to the Consolidated Financial Statements for additional information.

Corning's gross goodwill balance for the fiscal years ended December 31, 2012 and 2011 were $7.4 billion and $7.1 billion, respectively. Accumulated impairment losses were $6.5 billion for the fiscal years ended December 31, 2012 and 2011, respectively, and were generated entirely through goodwill impairments related to the Telecommunications segment.

Other Intangible Assets

Other intangible assets follow (in millions):

	December 31,					
	2012			2011		
	Gross	Accumulated amortization	Net	Gross	Accumulated amortization	Net
Amortized intangible assets:						
Patents, trademarks & trade names[1]	$ 282	$ 128	$ 154	$ 228	$ 119	$ 109
Customer list and other[1]	394	26	368	169	16	153
Total	**$ 676**	**$ 154**	**$ 522**	**$ 397**	**$ 135**	**$ 262**

(1) The Company recorded the acquisition of the Discovery Labware business of Becton Dickinson and Company in the fourth quarter of 2012, and two small acquisitions completed in 2010 and 2011. Refer to Note 8 (Acquisition) to the Consolidated Financial Statements for additional information.

Amortized intangible assets are primarily related to the Telecommunications and Life Sciences segments. Amortization expense related to these intangible assets was $19 million, $15 million. and $8 million for the years ended December 31, 2012, 2011. and 2010, respectively. Amortization expense is estimated to be approximately $30 million for 2013 through 2015, and $29 million thereafter.

11. Other Liabilities

Other accrued liabilities follow (in millions):

	December 31,	
	2012	2011
Current liabilities:		
Wages and employee benefits	$ 460	$ 373
Income taxes	282	288
Other current liabilities	359	432
Other accrued liabilities	**$ 1,101**	**$ 1,093**
Non-current liabilities:		
Asbestos litigation	$ 671	$ 657
Other non-current liabilities	903	704
Other liabilities	**$ 1,574**	**$ 1,361**

Asbestos Litigation

The proposed resolution of PCC asbestos claims under the Amended PCC Plan would have required Corning to contribute its equity interests in PCC and Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, and to contribute a fixed series of payments, recorded at present value. Corning would have had the option to use its shares rather than cash to make these payments, but the liability would have been fixed by dollar value and not the number of shares. The Amended PCC Plan would, originally, have required Corning to make (1) one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and (2) five additional payments of $50 million, on each of the five subsequent anniversaries of the first payment, the final payment of which is subject to reduction based on the application of credits under certain circumstances. Documents were filed with the Bankruptcy Court further modifying the Amended PCC Plan by reducing Corning's initial payment by $30 million and reducing its second and fourth payments by $15 million each. In return, Corning would relinquish its claim for reimbursement of its payments and contributions under the Amended PCC Plan from the insurance carriers involved in the bankruptcy proceeding with certain exceptions.

The Amended PCC Plan does not include certain non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded in its estimated asbestos litigation liability an additional $150 million for the approximately 9,800 current non-PCC cases alleging injuries from asbestos, and for any future non-PCC cases. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more data becomes available. Refer to Note 7 (Investments) to the Consolidated Financial Statements for additional information on the asbestos litigation.

12. Debt

(In millions)	December 31, 2012	December 31, 2011
Current portion of long-term debt	$ 76	$ 27
Long term debt		
Debentures, 6.75%, due 2013	$ 49	$ 100
Debentures, 5.90%, due 2014		100
Debentures, 6.20%, due 2016		75
Debentures, 8.875%, due 2016	68	81
Debentures, 1.45%, due 2017	249	
Debentures, 6.625%, due 2019	250	250
Debentures, 4.25%, due 2020	297	298
Debentures, 8.875%, due 2021	71	87
Medium-term notes, average rate 7.66%, due through 2023	45	45
Debentures, 7.00%, due 2024	99	99
Debentures, 6.85%, due 2029	173	175
Debentures, callable, 7.25%, due 2036	249	249
Debentures, 4.70%, due 2037	250	
Debentures, 5.75%, due 2040	398	397
Debentures, 4.75%, due 2042	500	
Other, average rate 6.00%, due through 2037	760	435
Total long term debt	3,458	2,391
Less current portion of long-term debt	76	27
Long-term debt	$ 3,382	$ 2,364

At December 31, 2012 and 2011, the weighted-average interest rate on current portion of long-term debt was 5.3% and 2.1%, respectively.

Based on borrowing rates currently available to us for loans with similar terms and maturities, the fair value of long-term debt was $3.7 billion at December 31, 2012 and $2.6 billion at December 31, 2011.

The following table shows debt maturities by year at December 31, 2012 (in millions):

2013	2014	2015	2016	2017	Thereafter
$ 76	$ 297	$ 138	$ 156	$ 252	$ 2,511

In the fourth quarter of 2010, we amended and restated our existing revolving credit facility. The amended facility provides a $1.0 billion unsecured multi-currency line of credit and expires in December 2015. The facility includes two financial covenants, including a leverage test (debt to capital ratio), and an interest coverage ratio (calculated on the most recent four quarters). As of December 31, 2012, we were in compliance with these covenants.

Debt Issuances and Retirements

2012

- In the first quarter of 2012, we issued $500 million of 4.75% senior unsecured notes that mature on March 15, 2042 and $250 million of 4.70% senior unsecured notes that mature on March 15, 2037. The net proceeds of $742 million will be used for general corporate purposes.
- In the fourth quarter of 2012, we completed the following debt-related transactions:
  - We issued $250 million of 1.45% senior unsecured notes that mature on November 15, 2017. The net proceeds of $248 million from the offering will be used for general corporate purposes.
  - We repurchased $13 million of our 8.875% senior unsecured notes due 2021, $11 million of our 8.875% senior unsecured notes due 2016, and $51 million of our 6.75% senior unsecured notes due 2013. Additionally, we redeemed $100 million of our 5.90% senior unsecured notes due 2014 and $74 million of our 6.20% senior unsecured notes due 2016. We recognized a pre-tax loss of $26 million upon the early redemption of these notes.
- In 2012, we borrowed the equivalent of approximately $377 million from a credit facility that a wholly-owned subsidiary entered into in the second quarter of 2011.

2011

- In the second quarter of 2011, a wholly-owned subsidiary entered into a credit facility that allows Corning to borrow up to Chinese Renminbi (RMB) 4.0 billion, or approximately $642 million when translated to United States Dollars. Corning was able to request advances during the eighteen month period beginning on June 30, 2011 (the "Availability Period"). The time period for Corning to draw under the RMB facility expired at the end of 2012. Our financing agreement requires us to repay the aggregate principal amount and accrued interest outstanding at the end of the Availability Period in six installments, with the final payment due in August, 2016, five years from the date of the first advance. Corning also has the right to repay this loan in full at pre-determined dates with no pre-payment penalty. In 2011, Corning borrowed approximately $120 million under this credit facility.

2010

- In the fourth quarter of 2010, we exercised our option to repurchase $100 million of 6.05% senior unsecured notes due June 15, 2015 at par. The net carrying amount of the debt repurchased was $100 million.
- In the third quarter of 2010, we issued $400 million of 5.75% senior unsecured notes and $300 million of 4.25% senior unsecured notes for net proceeds of approximately $394 million and $295 million, respectively. The 5.75% notes mature on August 15, 2040 and the 4.25% notes mature on August 15, 2020. We may redeem these notes at any time, subject to certain payments.
- In the third quarter of 2010, we repurchased $126 million of 6.2% senior unsecured notes due March 15, 2016 and $100 million of 5.9% senior unsecured notes due March 15, 2014. The net carrying amount of the debt repurchased was $234 million. We recognized a pre-tax loss of $30 million upon early redemption of these notes.
- Corning redeemed $48 million principal amount of our 6.25% notes due February 18, 2010. There were no other significant debt reductions during 2010.

13. Employee Retirement Plans

Defined Benefit Plans

We have defined benefit pension plans covering certain domestic and international employees. Our funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the Company's long-term funding targets. In 2012, we made voluntary contributions of $105 million to our domestic and international pension plans. In 2011, we made no voluntary cash contributions to our domestic defined benefit pension plan and $5 million to our international pension plans.

Corning offers postretirement plans that provide health care and life insurance benefits for retirees and eligible dependents. Certain employees may become eligible for such postretirement benefits upon reaching retirement age. Prior to January 1, 2003, our principal retiree medical plans required retiree contributions each year equal to the excess of medical cost increases over general inflation rates. For current retirees (including surviving spouses) and active employees eligible for the salaried retiree medical program, we have placed a "cap" on the amount we will contribute toward retiree medical coverage in the future. The cap is equal to 120% of our 2005 contributions toward retiree medical benefits. Once our contributions toward salaried retiree medical costs reach this cap, impacted retirees will have to pay the excess amount in addition to their regular contributions for coverage. This cap was attained for post-65 retirees in 2008 and has impacted their contribution rate in 2009 and going forward. The pre-65 retirees have triggered the cap in 2010, which impacted their contribution rate in 2011 and going forward. Furthermore, employees hired or rehired on or after January 1, 2007 will be eligible for Corning retiree medical benefits upon retirement; however, these employees will pay 100% of the cost.

Obligations and Funded Status

The change in benefit obligation and funded status of our employee retirement plans follows (in millions):

	Pension benefits		Postretirement benefits	
December 31,	2012	2011	2012	2011
Change in benefit obligation				
Benefit obligation at beginning of year	$ 3,224	$ 3,008	$ 957	$ 976
Service cost	62	53	13	13
Interest cost	154	153	45	49
Plan participants' contributions	1	1	12	12
Amendments	3	3		
Actuarial loss (gain)	409	175	20	(31)
Other	5	3	1	
Benefits paid	(239)	(171)	(66)	(67)
Medicare subsidy received			5	5
Foreign currency translation	11	(1)		
Benefit obligation at end of year	**$ 3,630**	**$ 3,224**	**$ 987**	**$ 957**
Change in plan assets				
Fair value of plan assets at beginning of year	$ 2,770	$ 2,690		
Actual gain on plan assets	309	232		
Employer contributions	122	18		
Plan participants' contributions	1	1		
Benefits paid	(239)	(171)		
Foreign currency translation	12			
Fair value of plan assets at end of year	**$ 2,975**	**$ 2,770**		
Funded status at end of year				
Fair value of plan assets	$ 2,975	$ 2,770		
Benefit obligations	(3,630)	(3,224)	$ (987)	$ (957)
Funded status of plans	**$ (655)**	**$ (454)**	**$ (987)**	**$ (957)**
Amounts recognized in the consolidated balance sheets consist of:				
Noncurrent asset	$ 14			
Current liability	(31)	$ (11)	$ (57)	$ (60)
Noncurrent liability	(638)	(443)	(930)	(897)
Recognized liability	**$ (655)**	**$ (454)**	**$ (987)**	**$ (957)**
Amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial loss	$ 1,205	$ 1,019	$ 274	$ 269
Prior service cost (credit)	25	29	(29)	(35)
Amount recognized at end of year	**$ 1,230**	**$ 1,048**	**$ 245**	**$ 234**

The accumulated benefit obligation for defined benefit pension plans was $3.5 billion and $3.1 billion at December 31, 2012 and 2011, respectively.

The following information is presented for pension plans where the projected benefit obligation and the accumulated benefit obligation as of December 31, 2012 and 2011 exceeded the fair value of plan assets (in millions):

	December 31,	
	2012	2011
Projected benefit obligation	$ 3,371	$ 388
Accumulated benefit obligation	$ 3,196	$ 360
Fair value of plan assets	$ 2,702	$ 14

In 2012, the fair value of plan assets exceeded the accumulated benefit obligation for the United Kingdom pension plan.

The components of net periodic benefit expense for our employee retirement plans follow (in millions):

	Pension benefits			Postretirement benefits		
	2012	2011	2010	2012	2011	2010
Service cost	$ 62	$ 53	$ 46	$ 13	$ 13	$ 12
Interest cost	154	153	157	45	49	50
Expected return on plan assets	(157)	(161)	(168)			
Amortization of net loss	72	79	50	15	18	15
Amortization of prior service cost (credit)	8	9	9	(6)	(6)	(6)
Total periodic benefit expense	$ 139	$ 133	$ 94	$ 67	$ 74	$ 71
Curtailment charge			(1)			
Total expense	**$ 139**	**$ 133**	**$ 93**	**$ 67**	**$ 74**	**$ 71**
Other changes in plan assets and benefit obligations recognized in other comprehensive income:						
Curtailment effects			$ 1			
Current year actuarial loss (gain)	$ 257	$ 107	106	$ 20	$ (31)	$ 77
Amortization of actuarial loss	(72)	(79)	(50)	(16)	(18)	(15)
Current year prior service (credit)/loss	3	3	23			(31)
Amortization of prior service (cost) credit	(8)	(9)	(9)	6	6	6
Total recognized in other comprehensive income (loss)	$ 180	$ 22	$ 71	$ 10	$ (43)	$ 37
Total recognized in net periodic benefit cost and other comprehensive income	**$ 319**	**$ 155**	**$ 164**	**$ 77**	**$ 31**	**$ 108**

Certain amounts for prior periods were reclassified to conform to the 2012 presentation.

The Company expects to recognize $88 million of net loss and $5 million of net prior service cost as components of net periodic pension cost in 2013 for its defined benefit pension plans. The Company expects to recognize $16 million of net loss and $6 million of net prior service credit as components of net periodic postretirement benefit cost in 2013.

Corning uses a hypothetical yield curve and associated spot rate curve to discount the plan's projected benefit payments. Once the present value of projected benefit payments is calculated, the suggested discount rate is equal to the level rate that results in the same present value. The yield curve is based on actual high-quality corporate bonds across the full maturity spectrum, which also includes private placements as well as Eurobonds that are denominated in U.S. currency. The curve is developed from yields on approximately 350-375 bonds from four grading sources, Moody's, S&P, Fitch and the Dominion Bond Rating Service. A bond will be included if at least half of the grades from these sources are Aa, non-callable bonds. The very highest 10th percentile yields and the lowest 40th percentile yields are excluded from the curve to eliminate outliers in the bond population.

Measurement of postretirement benefit expense is based on assumptions used to value the postretirement benefit obligation at the beginning of the year.

The weighted-average assumptions used to determine benefit obligations at December 31 follow:

	Pension benefits						Postretirement benefits		
	Domestic			International			Domestic		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	3.75%	4.75%	5.25%	4.48%	4.40%	4.75%	4.00%	4.75%	5.25%
Rate of compensation increase	4.00%	4.25%	4.25%	3.45%	3.44%	4.35%			

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 follow:

	Pension benefits						Postretirement benefits		
	Domestic			International			Domestic		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	4.75%	5.25%	5.75%	4.40%	4.75%	5.75%	4.75%	5.25%	5.75%
Expected return on plan assets	6.00%	6.50%	7.25%	6.01%	5.59%	6.01%			
Rate of compensation increase	4.25%	4.25%	4.25%	3.44%	4.35%	4.04%			

The assumed rate of return was determined based on the current interest rate environment and historical market premiums relative to fixed income rates of equities and other asset classes. Reasonableness of the results is tested using models provided by the plan actuaries.

Assumed health care trend rates at December 31	2012	2011
Health care cost trend rate assumed for next year	7.5%	8.0%
Rate that the cost trend rate gradually declines to	5%	5%
Year that the rate reaches the ultimate trend rate	2018	2018

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on annual total of service and interest cost	$ 5	$ (4)
Effect on postretirement benefit obligation	$ 57	$ (46)

Plan Assets

The Company's overall investment strategy is to obtain sufficient return to offset or exceed inflation and provide adequate liquidity to meet the benefit obligations of the pension plan. Investments are made in public securities to ensure adequate liquidity to support benefit payments. Domestic and international stocks and bonds provide diversification to the portfolio. The target allocation range for domestic equity investment is 10.0%-12.5% which includes large, mid and small cap companies. The target allocation range of international equities is 10.0%-12.5%, which includes investments in both developed and emerging markets. The target allocation for bond investments is 60%, which predominately includes both government and corporate bonds. Long duration fixed income assets are utilized to mitigate the sensitivity of funding ratios to changes in interest rates. The target allocation range for non-public investments in private equity and real estate is 5%-15%, and is used to enhance returns and offer additional asset diversification. The target allocation range for commodities is 0%-5%, which provides some inflation protection to the portfolio.

The following tables provide fair value measurement information for the Company's major categories of defined benefit plan assets (in millions):

		Fair value measurements at reporting date using		
	December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity securities:				
U.S. companies	$ 313	$ 185	$ 128	
International companies	314	96	218	
Fixed income:				
U.S. corporate bonds	1,624	151	1,473	
International fixed income	245	182	63	
Other fixed income				
Private equity[(1)]	221			$ 221
Real estate[(2)]	103			103
Insurance contracts	6			6
Cash equivalents	57	57		
Commodities[(3)]	92		92	
Total	**$ 2,975**	**$ 671**	**$ 1,974**	**$ 330**

(1) This category includes venture capital, leverage buyouts and distressed debt limited partnerships invested primarily in U.S. companies. The inputs are valued by internally generated Discounted Cash Flow Analysis and comparable sale analysis.

(2) This category includes industrial, office, apartments, hotels, infrastructure, and retail investments which are limited partnerships predominately in the U.S. The inputs are valued by internally generated Discounted Cash Flow Analysis; compare sale analysis and periodic external appraisals.

(3) This category includes investments in energy, industrial metals, precious metals, agricultural and livestock primarily through futures, options, swaps, and exchange traded funds.

		Fair value measurements at reporting date using		
	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Equity securities:				
U.S. companies	$ 315	$ 215	$ 100	
International companies	312	80	232	
Fixed income:				
U.S. corporate bonds	1,446		1,446	
International fixed income	173		173	
Other fixed income				
Private equity[(1)]	241			$ 241
Real estate[(2)]	91			91
Insurance contracts	5			5
Cash equivalents	97	97		
Commodities[(3)]	90		90	
Total	**$ 2,770**	**$ 392**	**$ 2,041**	**$ 337**

(1) This category includes venture capital, leverage buyouts and distressed debt limited partnerships invested primarily in U.S. companies. The inputs are valued by internally generated Discounted Cash Flow Analysis and comparable sale analysis.

(2) This category includes industrial, office, apartments, hotels, infrastructure, and retail investments which are limited partnerships predominately in the U.S. The inputs are valued by internally generated Discounted Cash Flow Analysis; comparable sale analysis and periodic external appraisals.

(3) This category includes investments in energy, industrial metals, precious metals, agricultural and livestock primarily through futures, options, swaps, and exchange traded funds.

The tables below set forth a summary of changes in the fair value of the defined benefit plans Level 3 assets for the years ended December 31, 2012 and 2011 (in millions):

	Level 3 assets		
	Year ended December 2012		
	Private equity	Real estate	Insurance contracts
Beginning balance at December 31, 2011	$ 241	$ 91	$ 5
Actual return on plan assets relating to assets still held at the reporting date	26	11	
Purchases, sales, and settlements			
Transfers in and/or out of level 3	(46)	1	1
Ending balance at December 31, 2012	$ 221	$ 103	$ 6

	Level 3 assets		
	Year ended December 2011		
	Private equity	Real estate	Insurance contracts
Beginning balance at December 31, 2010	$ 234	$ 74	$ 5
Actual return on plan assets relating to assets still held at the reporting date	27	6	
Purchases, sales, and settlements			
Transfers in and/or out of level 3	(20)	11	
Ending balance at December 31, 2011	$ 241	$ 91	$ 5

Credit Risk

61% of plan assets are invested in long duration bonds. The average rating for these bonds is A. These bonds are subject to credit risk, such that a decline in credit ratings for the underlying companies, countries or assets (for asset-backed securities) would result in a decline in the value of the bonds. These bonds are also subject to default risk.

Currency Risk

11% of assets are valued in non-U.S. dollar denominated investments that are subject to currency fluctuations. The value of these securities will decline if the U.S. dollar increases in value relative to the value of the currencies in which these investments are denominated.

Liquidity Risk

12% of the securities are invested in Level 3 securities. These are long-term investments in private equity and private real estate investments that may not mature or be sellable in the near-term without significant loss.

At December 31, 2012 and 2011, the amount of Corning common stock included in equity securities was not significant.

Cash Flow Data

We anticipate making voluntary cash contributions of approximately $65 million to our domestic and international plans in 2013.

The following reflects the gross benefit payments that are expected to be paid for the domestic and international plans and the gross amount of annual Medicare Part D federal subsidy expected to be received (in millions):

	Expected benefit payments		Expected federal subsidy payments
	Pension benefits	Postretirement benefits	postretirement benefits
2013	$ 208	$ 73	$ 6
2014	$ 188	$ 77	$ 6
2015	$ 196	$ 80	$ 7
2016	$ 198	$ 83	$ 7
2017	$ 201	$ 85	$ 7
2018-2022	$ 1,101	$ 456	$ 42

Other Benefit Plans

We offer defined contribution plans covering employees meeting certain eligibility requirements. Total consolidated defined contribution plan expense was $50 million, $44 million, and $46 million for the years ended December 31, 2012, 2011, and 2010, respectively.

14. Commitments, Contingencies, and Guarantees

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 35	$ 22	$ 3	$ 5		$ 5
Credit facilities for equity companies	50	25	25			
Stand-by letters of credit[1]	57	57				
Subtotal of commitment expirations per period	$ 142	$ 104	$ 28	$ 5		$ 5
Purchase obligations	$ 89	$ 37	$ 21	$ 11	$ 9	$ 11
Capital expenditure obligations[2]	240	240				
Total debt[3]	3,214	73	295	136	154	2,556
Interest on long-term debt[4]	2,853	160	165	151	144	2,233
Minimum rental commitments	834	383	200	149	28	74
Capital leases[3]	216	3	2	3	3	205
Imputed interest on capital leases	135	12	12	12	12	87
Uncertain tax positions[5]	4	2	2			
Subtotal of contractual obligation payments due by period	7,585	910	697	462	350	5,166
Total commitments and contingencies	**$ 7,727**	**$ 1,014**	**$ 725**	**$ 467**	**$ 350**	**$ 5,171**

(1) At December 31, 2012, $41 million of the $57 million was included in other accrued liabilities on our consolidated balance sheets.
(2) Capital expenditure obligations primarily reflect amounts associated with our capital expansion activities.
(3) At December 31, 2012, $3.4 billion was included on our balance sheet. Total debt above is stated at maturity value.
(4) The estimate of interest payments assumes interest is paid through the date of maturity or expiration of the related debt, based upon stated rates in the respective debt instruments.
(5) At December 31, 2012, $6 million was included on our balance sheet related to uncertain tax positions. Of this amount, we are unable to estimate when $2 million of that amount will become payable.

We are required, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

We have agreed to provide up to a $50 million credit facility to Dow Corning. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. The purchase obligations primarily represent raw material and energy-related take-or-pay contracts. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

Minimum rental commitments under leases outstanding at December 31, 2012 follow (in millions):

2013	2014	2015	2016	2017	2018 and thereafter
$ 383	$ 200	$ 149	$ 28	$ 20	$ 54

Total rental expense was $80 million for 2012, $84 million for 2011, and $70 million for 2010.

A reconciliation of the changes in the product warranty liability for the year ended December 31 follows (in millions):

	2012	2011
Balance at January 1	$ 23	$ 24
Adjustments for warranties issued for current year sales	$ 3	$ 4
Adjustments for warranties related to prior year sales	$ (20)	$ (3)
Settlements made during the current year		$ (2)
Balance at December 31	$ 6	$ 23

Corning is a defendant in various lawsuits, including environmental, product-related suits, the Dow Corning and PCC matters discussed in Note 7 (Investments) to the Consolidated Financial Statements, and is subject to various claims that arise in the normal course of business. In the opinion of management, the likelihood that the ultimate disposition of these matters will have a material adverse effect on Corning's consolidated financial position, liquidity, or results of operations, is remote. Other than certain asbestos related claims, there are no other material loss contingencies related to litigation.

Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 17 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by the Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2012 and December 31, 2011, Corning had accrued approximately $21 million (undiscounted) and $25 million (undiscounted), respectively, for the estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

The ability of certain subsidiaries and affiliated companies to transfer funds is limited by provisions of foreign government regulations, affiliate agreements and certain loan agreements. At December 31, 2012, the amount of equity subject to such restrictions for consolidated subsidiaries was not significant. While this amount is legally restricted, it does not result in operational difficulties since we have generally permitted subsidiaries to retain a majority of equity to support their growth programs.

15. Hedging Activities

Corning operates in many foreign countries and is therefore exposed to movements in foreign currency exchange rates. The areas in which exchange rate fluctuations affect us include:

- Financial instruments and transactions denominated in foreign currencies, which impact earnings; and
- The translation of net assets in foreign subsidiaries for which the functional currency is not the U.S. dollar, which impacts our net equity.

Our most significant foreign currency exposures relate to the Japanese yen, Korean won, New Taiwan dollar and the Euro. We manage our foreign currency exposure primarily by entering into foreign exchange forward contracts with durations of generally 18 months or less to hedge foreign currency risk. The hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to reduce the impact of exchange rate movements on our operating results.

The forward and option contracts we use in managing our foreign currency exposures contain an element of risk in that the counterparties may be unable to meet the terms of the agreements. However, we minimize this risk by limiting the counterparties to a diverse group of highly-rated major domestic and international financial institutions with which we have other financial relationships. We are exposed to potential losses in the event of non-performance by these counterparties. However, we do not expect to record any losses as a result of counterparty default. Neither we nor our counterparties are required to post collateral for these financial instruments.

Cash Flow Hedges

Our cash flow hedging activities utilize foreign exchange forward and option contracts to reduce the risk that movements in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. Our cash flow hedging activities also utilize interest rate forwards to reduce the risk of changes in a benchmark interest rate from the probable forecasted issuance of debt. Corning uses a regression analysis to monitor the effectiveness of its cash flow hedges both prospectively and retrospectively. Corning defers net gains and losses from cash flow hedges into accumulated other comprehensive income on the consolidated balance sheet until such time as the hedged item impacts earnings. At December 31, 2012, the amount of net losses expected to be reclassified into earnings within the next 12 months is $54 million.

Fair Value Hedges

In October of 2012, we entered into two interest rate swaps that are designated as fair value hedges and economically exchange a notional amount of $550 million of previously issued fixed rate long-term debt to floating rate debt. Under the terms of the swap agreements, we pay the counterparty a floating rate that is indexed to the one-month LIBOR rate.

Net gains or losses recorded in the consolidated statement of operations related to the Company's underlying debt and interest rate swap agreements were not significant. At December 31, 2012, the fair value of the interest rate swap agreements recorded in the other assets and other liabilities line item and offset in the long-term debt line item of the consolidated balance sheet were not significant. There were no outstanding fair value hedges in 2011.

Each fair value hedge (swap) was entered into subsequent to the initial recognition of the hedged item; therefore these swaps do not meet the criteria to qualify for the shortcut method. Therefore, Corning utilizes the long haul method for effectiveness analysis, both retrospectively and prospectively. The analysis excludes the impact of credit risk from the assessment of hedge ineffectiveness. The amount recorded in current period earnings in the other income, net component, relative to ineffectiveness, is nominal for the year ended December 31, 2012. There were no outstanding fair value hedges in 2011 or 2010.

Corning records net gains and losses from fair value hedges into the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded.

Undesignated Hedges

Corning uses other foreign exchange forward contracts that are not designated as hedging instruments for accounting purposes. The undesignated hedges limit exposures to foreign currency fluctuations related to certain monetary assets, monetary liabilities and net earnings in foreign currencies.

The following table summarizes the notional amounts and respective fair values of Corning's derivative financial instruments (in millions):

	Notional amount		Asset derivatives			Liability derivatives		
			Balance sheet location	Fair value		Balance sheet location	Fair value	
	2012	2011		2012	2011		2012	2011
Derivatives designated as hedging instruments								
Foreign exchange contracts	$ 719	$ 402	Other current assets	$ 57	$ 6	Other accrued liabilities	$ (3)	$ (8)
Benchmark interest rate		$ 500						$ (33)
Interest rate swap	$ 550							
Derivatives not designated as hedging instruments								
Foreign exchange contracts	$ 1,939	$ 3,094	Other current assets	$ 109	$ 6	Other accrued liabilities	$ (10)	$ (122)
						Other liabilities		$ (6)
Total derivatives	**$ 3,208**	**$ 3,996**		**$ 166**	**$ 12**		**$ (13)**	**$ (169)**

The following tables summarize the effect on the consolidated financial statements relating to Corning's derivative financial instruments (in millions):

	Effect of derivative instruments on the consolidated financial statements for the years ended December 31						
	Gain/(loss) recognized in other comprehensive income (OCI)[2]			Location of gain/(loss) reclassified from accumulated OCI into income (effective)	Gain/(loss) reclassified from accumulated OCI into income (effective)[1]		
Derivatives in hedging relationships	2012	2011	2010		2012	2011	2010
Cash flow hedges							
				Sales	$ 1		$ (1)
Interest rate hedge	$ 15	$ (33)	$ 3	Cost of sales	$ 16	$ (12)	$ (9)
Foreign exchange contracts	$ 85	$ (28)	$ (68)	Royalties	$ 11	$ (42)	$ (14)
Total cash flow hedges	**$ 100**	**$ (61)**	**$ (65)**		**$ 28**	**$ (54)**	**$ (24)**
Net investment hedges							
Foreign denominated debt			$ 2				
Other			$ (3)				
Total net investment hedges			**$ (1)**				

Undesignated derivatives	Location	Gain/(loss) recognized in income		
		2012	2011	2010
Foreign exchange contracts	Other income/(expense), net	$ 175	$ 127	$ (291)
Total undesignated		$ 175	$ 127	$ (291)

(1) The amount of hedge ineffectiveness at December 31, 2012, 2011, and 2010 was insignificant.

(2) Certain amounts for prior periods were reclassified to conform to the 2012 presentation.

16. Fair Value Measurements

Fair value standards under U.S. GAAP define fair value, establish a framework for measuring fair value in applying generally accepted accounting principles, and require disclosures about fair value measurements. The standards also identify two kinds of inputs that are used to determine the fair value of assets and liabilities: observable and unobservable. Observable inputs are based on market data or independent sources while unobservable inputs are based on the Company's own market assumptions. Once inputs have been characterized, the inputs are prioritized into one of three broad levels (provided in the table below) used to measure fair value.

Fair value standards apply whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement and require the use of observable market data when available.

The following tables provide fair value measurement information for the Company's major categories of financial assets and liabilities measured on a recurring basis (in millions):

		Fair value measurements at reporting date using		
	December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Current assets:				
Short-term investments	$ 1,156	$ 1,156		
Other current assets[1]	$ 166		$ 166	
Non-current assets:				
Other assets[2]	$ 40		$ 40	
Current liabilities:				
Other current liabilities[1]	$ 13		$ 13	

(1) Derivative assets and liabilities include foreign exchange contracts which are measured using observable quoted prices for similar assets and liabilities.

(2) Other assets include asset-backed securities which are measured using observable quoted prices for similar assets.

		Fair value measurements at reporting date using		
	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Current assets:				
Short-term investments	$ 1,164	$ 1,155	$ 9[1]	
Other current assets[2]	$ 12		$ 12	
Non-current assets:				
Other assets[3]	$ 35		$ 35	
Current liabilities:				
Other accrued liabilities[2]	$ 163		$ 163	
Non-current liabilities:				
Other liabilities[2]	$ 6		$ 6	

(1) Short-term investments are measured using observable quoted prices for similar assets.

(2) Derivative assets and liabilities include foreign exchange contracts which are measured using observable quoted prices for similar assets and liabilities.

(3) Other assets include asset-backed securities which are measured using observable quoted prices for similar assets.

As of December 31, 2012 and 2011, the Company did not have any financial assets or liabilities that were measured on a recurring basis using unobservable (or Level 3) inputs.

The following table provides fair value measurement information for the Company's major categories of financial assets and liabilities measured on a nonrecurring basis during the period (in millions):

		Fair value measurements at reporting date using			
	December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Gains (Losses)
Long-lived assets held and used	$ 38			$ 38	$ (44)

		Fair value measurements at reporting date using			
	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Gains (Losses)
Long-lived assets held and used	$ 107			$ 107	$ (130)

Long-lived assets held and used related to certain assets used in the ion exchange process for the production of large cover glass, with a carrying amount of $82 million at December 31, 2012 and were written down to their fair value of $38 million, resulting in an impairment charge of $44 million in 2012, which was included in earnings for the period. At December 31, 2011, the assets had a carrying value of $237 million and were written down to their fair value of $107 million, resulting in an impairment charge of $130 million in 2011, which was included in earnings for the period. The impairment charge was determined using a market value approach to fair value the asset base after indicators of impairment were identified. The valuation methodology determined fair value by comparing market transactions of similar assets as well as an evaluation of the fair value of the underlying assets through the application of the cost approach and income approach. The cost approach determines current replacement cost adjusted for physical deterioration and the income approach starts with the forecasts of all expected future cash flows including the eventual disposition at market value of the long-lived assets and applies a risk adjusted discount rate. The key assumptions used in these approaches, which requires significant management judgment, include business assumptions, growth rate, terminal value, physical deterioration, and discount rate. The Company believes its current assumptions and estimates of the impairment are reasonable.

17. Shareholders' Equity

The following table presents changes in capital stock for the period from January 1, 2010 to December 31, 2012 (in millions):

	Common stock		Treasury stock	
	Shares	Par value	Shares	Cost
Balance at December 31, 2009	1,616	$ 808	(64)	$ (1,207)
Shares issued to benefit plans and for option exercises	10	5		
Other, net			(1)	(20)
Balance at December 31, 2010	1,626	$ 813	(65)	$ (1,227)
Shares issued to benefit plans and for option exercises	10	5		(7)
Shares purchased for treasury			(55)	(779)
Other, net			(1)	(11)
Balance at December 31, 2011	1,636	$ 818	(121)	$ (2,024)
Shared issued to benefit plans and for option exercises	13	7		(1)
Shares purchased for treasury			(56)	(719)
Other, net			(2)	(29)
Balance at December 31, 2012	**1,649**	**$ 825**	**(179)**	**$ (2,773)**

Accumulated Other Comprehensive Income (Loss)

A summary of the components of other comprehensive income (loss), including our proportionate share of equity method investee's other comprehensive income (loss), is as follows (in millions):

	Foreign currency translation adjustment and other	Unamortized losses and prior service costs for post-retirement benefit plans	Net unrealized gains (losses) on investments	Net unrealized gains (losses) on designated hedges	Accumulated other comprehensive income (loss)
Balance at December 31, 2009	$ 808	$ (1,171)	$ (39)	$ 1	$ (401)
Foreign currency translation adjustment and other	566				566
Net unrealized gain on investments			6		6
Net unrealized loss on designated hedges				(24)	(24)
Net change in unrecognized postretirement benefit plans		(104)			(104)
Balance at December 31, 2010	$ 1,374	$ (1,275)	$ (33)	$ (23)	$ 43
Foreign currency translation adjustment and other	(21)				(21)
Net unrealized gain on investments			4		4
Net unrealized loss on designated hedges				(6)	(6)
Net change in unrecognized postretirement benefit plans		(109)			(109)
Balance at December 31, 2011	$ 1,353	$ (1,384)	$ (29)	$ (29)	$ (89)
Foreign currency translation adjustment and other	(179)				(179)
Net unrealized gain on investments			13		13
Net unrealized gain on designated hedges				47	47
Net change in unrecognized postretirement benefit plans		(92)			(92)
Balance at December 31, 2012	**$ 1,174**	**$ (1,476)**	**$ (16)**	**$ 18**	**$ (300)**

Refer to the Consolidated Statement of Comprehensive Income for further information about the changes in each component. Tax effects related to each component of comprehensive income are included in Note 6 (Income Taxes) to the Consolidated Financial Statements.

18. Earnings Per Common Share

Basic earnings per common share are computed by dividing income attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share assumes the issuance of common shares for all potentially dilutive securities outstanding.

The reconciliation of the amounts used to compute basic and diluted earnings per common share from continuing operations follows (in millions, except per share amounts):

	Years ended December 31,								
	2012			2011			2010		
	Net income attributable to Corning Incorporated	Weighted-average shares	Per share amount	Net income attributable to Corning Incorporated	Weighted-average shares	Per share amount	Net income attributable to Corning Incorporated	Weighted-average shares	Per share amount
Basic earnings per common share	$ 1,728	1,494	$ 1.16	$ 2,805	1,562	$ 1.80	$ 3,558	1,558	$ 2.28
Effect of dilutive securities:									
Employee stock options and awards		12			21			23	
Diluted earnings per common share	$ 1,728	1,506	$ 1.15	$ 2,805	1,583	$ 1.77	$ 3,558	1,581	$ 2.25

The following potential common shares were excluded from the calculation of diluted earnings per common share because their inclusion would have been anti-dilutive (in millions):

	Years ended December 31,		
	2012	2011	2010
Potential common shares excluded from the calculation of diluted earnings per share:			
Employee stock options and awards	43	29	43
Total	**43**	**29**	**43**

19. Share-based Compensation

Stock Compensation Plans

We maintain long-term incentive plans (the Plans) for key team members and non-employee members of our Board of Directors. The Plans allow us to grant equity-based compensation awards, including stock options, stock appreciation rights, performance share units, restricted stock units, restricted stock awards or a combination of awards (collectively, share-based awards). At December 31, 2012, there were approximately 86 million unissued common shares available for future grants under the Plans.

The Company measures and recognizes compensation cost for all share-based payment awards made to employees and directors based on estimated fair values. Fair values for stock options granted prior to January 1, 2010 were estimated using a lattice-based binomial valuation model. In 2010, Corning began estimating fair values for stock options granted using a multiple-point Black-Scholes valuation model. Both models incorporate the required assumptions and meet the fair value measurement objective.

The fair value of awards granted subsequent to January 1, 2006 that are expected to ultimately vest is recognized as expense over the requisite service periods. The number of options expected to vest equals the total options granted less an estimation of the number of forfeitures expected to occur prior to vesting. The forfeiture rate is calculated based on 15 years of historical data and is adjusted if actual forfeitures differ significantly from the original estimates. The effect of any change in estimated forfeitures would be recognized through a cumulative adjustment that would be included in compensation cost in the period of the change in estimate.

Total share-based compensation cost of $70 million, $86 million, and $92 million was disclosed in operating activities on the Company's Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010, respectively.

Stock Options

Our stock option plans provide non-qualified and incentive stock options to purchase authorized but unissued, or treasury shares, at the market price on the grant date and generally become exercisable in installments from one to five years from the grant date. The maximum term of non-qualified and incentive stock options is 10 years from the grant date.

The following table summarizes information concerning options outstanding including the related transactions under the options plans for the year ended December 31, 2012:

	Number of shares (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual term in years	Aggregate intrinsic value (in thousands)
Options outstanding as of December 31, 2011	65,027	$ 15.91		
Granted	7,734	12.98		
Exercised	(6,887)	5.60		
Forfeited and expired	(1,813)	17.20		
Options outstanding as of December 31, 2012	**64,061**	**16.63**	**4.83**	**65,024**
Options expected to vest as of December 31, 2012	**63,873**	**16.64**	**4.83**	**65,018**
Options exercisable as of December 31, 2012	**51,553**	**16.79**	**3.94**	**64,838**

The aggregate intrinsic value (market value of stock less option exercise price) in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price on December 31, 2012, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable on December 31, 2012, was approximately 20 million.

The weighted-average grant-date fair value for options granted for the years ended December 31, 2012, 2011, and 2010 was $4.95, $9.22, and $8.56, respectively. The total fair value of options that vested during the years ended December 31, 2012, 2011, and 2010 was approximately $47 million, $57 million, and $63 million, respectively. Compensation cost related to stock options for the years ended December 31, 2012, 2011, and 2010, was approximately $37 million, $48 million, and $53 million, respectively.

As of December 31, 2012, there was approximately $23 million of unrecognized compensation cost related to stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2 years.

Proceeds received from the exercise of stock options were $38 million for the year ended December 31, 2012, which were included in financing activities on the Company's Consolidated Statements of Cash Flows. The total intrinsic value of options exercised for the years ended December 31, 2012, 2011, and 2010 was approximately $51 million, $77 million, and $57 million, respectively, which is currently deductible for tax purposes. However, these tax benefits were not fully recognized due to net operating loss carryforwards available to the Company. Refer to Note 6 (Income Taxes) to the Consolidated Financial Statements.

An award is considered vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). Awards to retirement eligible employees are earned ratably each month that the employee provides service over the twelve months following the grant date, and the related compensation expense is recognized over this twelve month service period or over the period from the grant date to the date of retirement eligibility for employees that become age 55 during the vesting period.

Corning uses a multiple point Black-Scholes model to estimate the fair value of stock option grants. Corning utilizes a blended approach for calculating the volatility assumption used in the multiple-point Black-Scholes model defined as the weighted average of the short-term implied volatility, the most recent volatility for the period equal to the expected term, and the most recent 15-year historical volatility. The expected term assumption is the period of time the options are expected to be outstanding, and is calculated using a combination of historical exercise experience adjusted to reflect the current vesting period of options being valued, and partial life cycles of outstanding options. The risk-free rates used in the multiple-point Black-Scholes model are the implied rates for a zero-coupon U.S. Treasury bond with a term equal to the option's expected term. The ranges given below result from separate groups of employees exhibiting different exercise behavior.

The following inputs were used for the valuation of option grants under our Stock Option Plans:

	2012	2011	2010
Expected volatility	48-49%	47-49%	48-49%
Weighted-average volatility	48-49%	47-49%	48-49%
Dividend yield	2.28-3.31%	1.05-1.10%	1.13-1.40%
Risk-free rate	0.8-1.3%	1.0-2.7%	1.5-3.2%
Average risk-free rate	1.0-1.3%	1.3-2.6%	2-3.2%
Expected term (in years)	5.7-7.1	5.1-6.7	5.1-6.5
Pre-vesting departure rate	0.4-4.2%	0.4-3.9%	1.4-3.6%

Incentive Stock Plans

The Corning Incentive Stock Plan permits restricted stock and stock unit grants, either determined by specific performance goals or issued directly, in most instances, subject to the possibility of forfeiture and without cash consideration. Restricted stock and stock units under the Incentive Stock Plan are granted at-the-money, contingently vest over a period of generally 1 to 10 years, and generally have contractual lives of 1 to 10 years.

The fair value of each restricted stock grant or restricted stock unit awarded under the Incentive Stock Plans was estimated on the date of grant for performance based grants assuming that performance goals will be achieved. The expected term for grants under the Incentive Stock Plans is generally 1 to 10 years.

Time-Based Restricted Stock and Restricted Stock Units:

Time-based restricted stock and restricted stock units are issued by the Company on a discretionary basis, and are payable in shares of the Company's common stock upon vesting. The fair value is based on the market price of the Company's stock on the grant date. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting.

The following table represents a summary of the status of the Company's nonvested time-based restricted stock and restricted stock units as of December 31, 2011, and changes during the year ended December 31, 2012:

	Shares (000's)	Weighted-average grant-date fair value
Nonvested shares at December 31, 2011	4,104	$ 18.16
Granted	2,299	13.00
Vested	(951)	18.19
Forfeited	(89)	16.25
Nonvested shares and share units at December 31, 2012	**5,363**	**$ 15.97**

As of December 31, 2012, there was approximately $22 million of unrecognized compensation cost related to nonvested time-based restricted stock and restricted stock units compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2 years. The total fair value of time-based restricted stock that vested during the years ended December 31, 2012, 2011, and 2010 was approximately $13 million, $15 million, and $11 million, respectively. Compensation cost related to time-based restricted stock and restricted stock units was approximately $31 million, $29 million, and $23 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Performance-Based Restricted Stock and Restricted Stock Units:

Performance-based restricted stock and restricted stock units are earned upon the achievement of certain targets, and are payable in shares of the Company's common stock upon vesting typically over a three-year period. The fair value is based on the market price of the Company's stock on the grant date and assumes that the target payout level will be achieved. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting. During the performance period, compensation cost may be adjusted based on changes in the expected outcome of the performance-related target.

The following table represents a summary of the status of the Company's nonvested performance-based restricted stock and restricted stock units as of December 31, 2011, and changes during the year ended December 31, 2012:

	Shares (000's)	Weighted-average grant-date fair value
Nonvested restricted stock at December 31, 2011	5,134	$ 8.67
Granted		
Vested	(5,134)	8.67
Forfeited		
Nonvested restricted stock and restricted stock units at December 31, 2012	**0**	**$ 0**

The performance-based restricted stock and restricted stock unit compensation program was terminated in 2010. All performance-based restricted stock and stock units were fully vested in the first quarter of 2012.

As of December 31, 2012, there is no unrecognized compensation cost related to nonvested performance-based restricted stock and restricted stock unit compensation arrangements granted under the Plan. The total fair value of performance-based restricted stock that vested during the years ended December 31, 2012, 2011, and 2010, was approximately $45 million, $10 million, and $44 million, respectively. Compensation cost related to performance-based restricted stock and restricted stock units was approximately $2 million, $9 million, and $14 million for the years ended December 31, 2012, 2011, and 2010, respectively.

20. Reportable Segments

Our reportable segments are as follows:

- Display Technologies – manufactures glass substrates for flat panel liquid crystal displays.
- Telecommunications – manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry.
- Environmental Technologies – manufactures ceramic substrates and filters for automotive and diesel applications. This reportable segment is an aggregation of our Automotive and Diesel operating segments as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.
- Specialty Materials – manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs.
- Life Sciences – manufactures glass and plastic labware, equipment, media and reagents to provide workflow solutions for scientific applications.

All other reportable segments that do not meet the quantitative threshold for separate reporting have been grouped as "All Other." This group is primarily comprised of development projects and results for new product lines.

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We included the earnings of equity affiliates that are closely associated with our reportable segments in the respective segment's net income. We have allocated certain common expenses among reportable segments differently than we would for stand-alone financial information. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements.

The following provides historical segment information as described above:

SEGMENT INFORMATION (in millions)

	Display Technologies	Telecom-munications	Environmental Technologies	Specialty Materials	Life Sciences	All Other	Total
For the year ended December 31, 2012							
Net sales	$ 2,909	$ 2,130	$ 964	$ 1,346	$ 657	$ 6	$ 8,012
Depreciation[1]	$ 514	$ 130	$ 117	$ 153	$ 44	$ 14	$ 972
Amortization of purchased intangibles		$ 9			$ 10		$ 19
Research, development and engineering expenses[2]	$ 103	$ 138	$ 100	$ 144	$ 22	$ 124	$ 631
Restructuring, impairment and other charges[3]	$ 21	$ 39	$ 3	$ 54	$ 2		$ 119
Equity in earnings of affiliated companies[4]	$ 692		$ 1			$ 17	$ 710
Income tax (provision) benefit	$ (367)	$ (58)	$ (57)	$ (69)	$ (14)	$ 52	$ (513)
Net income (loss)[5]	$ 1,602	$ 155	$ 115	$ 142	$ 31	$ (98)	$ 1,947
Investment in affiliated companies, at equity	$ 3,262	$ 17	$ 30	$ 4		$ 262	$ 3,575
Segment assets[6]	$ 9,953	$ 1,435	$ 1,103	$ 1,707	$ 552	$ 351	$ 15,101
Capital expenditures	$ 845	$ 311	$ 154	$ 93	$ 47	$ 52	$ 1,502
For the year ended December 31, 2011							
Net sales	$ 3,145	$ 2,072	$ 998	$ 1,074	$ 595	$ 6	$ 7,890
Depreciation[1]	$ 511	$ 123	$ 107	$ 156	$ 34	$ 12	$ 943
Amortization of purchased intangibles		$ 7		$ 1	$ 7		$ 15
Research, development and engineering expenses[2]	$ 91	$ 125	$ 96	$ 137	$ 19	$ 98	$ 566
Restructuring, impairment and other credits[3]		$ (1)		$ 130			$ 129
Equity in earnings of affiliated companies	$ 1,027	$ 3	$ 1	$ 4		$ 15	$ 1,050
Income tax (provision) benefit	$ (501)	$ (82)	$ (58)	$ 24	$ (29)	$ 39	$ (607)
Net income (loss)[5]	$ 2,349	$ 195	$ 121	$ (36)	$ 61	$ (78)	$ 2,612
Investment in affiliated companies, at equity	$ 3,132	$ 19	$ 31	$ 4		$ 243	$ 3,429
Segment assets[6]	$ 10,387	$ 1,201	$ 1,089	$ 1,455	$ 363	$ 396	$ 14,891
Capital expenditures	$ 1,304	$ 195	$ 174	$ 348	$ 57	$ 116	$ 2,194

	Display Technologies	Telecom-munications	Environmental Technologies	Specialty Materials	Life Sciences	All Other	Total
For the year ended December 31, 2010							
Net sales	$ 3,011	$ 1,712	$ 816	$ 578	$ 508	$ 7	$ 6,632
Depreciation[1]	$ 513	$ 118	$ 105	$ 72	$ 32	$ 12	$ 852
Amortization of purchased intangibles		$ 1			$ 7		$ 8
Research, development and engineering expenses[2]	$ 90	$ 115	$ 96	$ 87	$ 16	$ 114	$ 518
Restructuring, impairment and other charges[3]	$ (324)	$ (3)		$ (2)			$ (329)
Equity in earnings (loss) of affiliated companies[4]	$ 1,452	$ 3	$ 5			$ 45	$ 1,505
Income tax (provision) benefit	$ (618)	$ (46)	$ (20)	$ 13	$ (30)	$ 50	$ (651)
Net income (loss)[5]	$ 2,993	$ 98	$ 43	$ (32)	$ 60	$ (75)	$ 3,087
Investment in affiliated companies, at equity	$ 2,766	$ 19	$ 34			$ 238	$ 3,057
Segment assets[6]	$ 9,138	$ 988	$ 915	$ 869	$ 302	$ 240	$ 12,452
Capital expenditures	$ 497	$ 69	$ 65	$ 143	$ 31	$ 43	$ 848

(1) Depreciation expense for Corning's reportable segments includes an allocation of depreciation of corporate property not specifically identifiable to a segment.

(2) Research, development and engineering expenses include direct project spending that is identifiable to a segment.

(3) In 2012, Corning recorded a $44 million impairment charge in the Specialty Materials segment related to certain assets located in Japan used for the production of large cover glass. In 2011, Corning recorded a $130 million impairment charge in the Specialty Materials segment related to certain assets located in Japan used for the production of large cover glass. In 2010, Corning recorded $324 million on the settlement of business interruption and property damage insurance claims in the Display Technologies segment resulting from earthquake activity near the Shizuoka, Japan facility and a power disruption at the Taichung, Taiwan facility in 2009.

(4) In 2012, equity in earnings of affiliated companies in the Display Technologies segment included a $18 million restructuring charge for our share of costs for headcount reductions and asset write-offs. In 2010, equity in earnings of affiliated companies in the Display Technologies segment included a $61 million credit for our share of a revised Samsung Corning Precision Materials tax holiday calculation agreed to by the Korean National Tax service.

(5) Many of Corning's administrative and staff functions are performed on a centralized basis. Where practicable, Corning charges these expenses to segments based upon the extent to which each business uses a centralized function. Other staff functions, such as corporate finance, human resources and legal are allocated to segments, primarily as a percentage of sales.

(6) Segment assets include inventory, accounts receivable, property and associated equity companies and cost investments.

For the year ended December 31, 2012, the following number of customers, which individually accounted for 10% or more of each segment's sales, represented the following concentration of segment sales:

- In the Display Technologies segment, three customers accounted for 63% of total segment sales.
- In the Telecommunications segment, one customer accounted for 12% of total segment sales.
- In the Environmental Technologies segment, three customers accounted for 86% of total segment sales.
- In the Specialty Materials segment, two customers accounted for 54% of total segment sales.
- In the Life Sciences segment, two customers accounted for 38% of total segment sales.

A significant amount of specialized manufacturing capacity for our Display Technologies segment is concentrated in Asia. It is at least reasonably possible that the use of a facility located outside of an entity's home country could be disrupted. Due to the specialized nature of the assets, it would not be possible to find replacement capacity quickly. Accordingly, loss of these facilities could produce a near-term severe impact to our display business and the Company as a whole.

A reconciliation of reportable segment net income (loss) to consolidated net income (loss) follows (in millions):

	Years ended December 31,		
	2012	2011	2010
Net income of reportable segments	$ 2,045	$ 2,690	$ 3,162
Net loss of All Other	(98)	(78)	(75)
Unallocated amounts:			
Net financing costs[1]	(196)	(190)	(183)
Stock-based compensation expense	(70)	(86)	(92)
Exploratory research	(89)	(79)	(59)
Corporate contributions	(44)	(48)	(33)
Equity in earnings of affiliated companies, net of impairments[2]	82	421	453
Asbestos litigation[3]	(14)	(24)	49
Other corporate items[4]	112	199	336
Net income	**$ 1,728**	**$ 2,805**	**$ 3,558**

(1) Net financing costs include interest expense, interest income, and interest costs and investment gains and losses associated with benefit plans.

(2) Equity in earnings of affiliated companies, net of impairments, is primarily equity in earnings of Dow Corning, which includes the following items:

- In 2012, restructuring and impairment charges in the amount of $87 million ($81 million after tax) for our share of a charge related to workforce reductions and asset write-offs at Dow Corning, and a $10 million ($9 million after tax) credit for Corning's share of Dow Corning's settlement of a dispute related to long term supply agreements.
- In 2011, a $89 million credit for our share of Dow Corning's settlement of a dispute related to long term supply agreements; and
- In 2010, a $21 million credit for our share of U.S. advanced energy manufacturing tax credits and a $26 million credit for our share of a release of valuation allowances on foreign deferred tax assets. Corning also recorded a $16 million credit for our share of excess foreign tax credits from foreign dividends.

(3) In 2012, Corning recorded charges of $14 million to adjust the asbestos liability for the change in value of the components of the Amended PCC Plan. In 2011, Corning recorded charges of $24 million to adjust the asbestos liability for the change in value of the components of the Amended PCC Plan. In 2010, Corning recorded a net credit of $49 million primarily reflecting the change in the terms of the proposed asbestos settlement.

(4) Other corporate items include the tax impact of the unallocated amounts and the following significant items:

- In 2012, Corning recorded a $52 million translation gain on the liquidation of a foreign subsidiary; a loss of $26 million ($17 million after tax) from the repurchase of $13 million principal amount of our 8.875% senior unsecured notes due 2021, $11 million of our 8.875% senior unsecured notes due 2016, and $51 million principal amount of our 6.75% senior unsecured notes due 2013; and a $37 million tax expense resulting from the delay of the passage of the American Taxpayer Relief Act of 2012 until Jan. 2013, that will be reversed in the first quarter of 2013.
- In 2011, Corning recorded a $41 million tax benefit from the filing of an amended 2006 U.S. Federal Tax return to claim foreign tax credits.
- In 2010, Corning recorded a loss of $30 million ($19 million after tax) from the repurchase of $126 million principal amount of our 6.2% senior unsecured notes due March 15, 2016 and $100 million principal amount of our 5.9% senior unsecured notes due March 15, 2014.

A reconciliation of reportable segment net assets to consolidated net assets follows (in millions):

	Years ended December 31,		
	2012	2011	2010
Total assets of reportable segments	$ 14,750	$ 14,495	$ 12,212
Non-reportable segments	351	396	240
Unallocated amounts:			
Current assets[1]	7,300	6,602	7,152
Investments[2]	1,340	1,298	1,315
Property, net[3]	1,494	1,283	1,255
Other non-current assets[4]	4,140	3,774	3,659
Total assets	**$ 29,375**	**$ 27,848**	**$ 25,833**

(1) Includes current corporate assets, primarily cash, short-term investments and deferred taxes.

(2) Represents corporate investments in affiliated companies, at both cost and equity (primarily Dow Corning Corporation).

(3) Represents corporate property not specifically identifiable to an operating segment.

(4) Includes non-current corporate assets, pension assets and deferred taxes.

Information concerning principal geographic areas was as follows (in millions):

	2012		2011		2010	
	Net sales	Long-lived assets[(1)]	Net sales	Long-lived assets[(1)]	Net sales	Long-lived assets[(1)]
North America						
United States	$ 1,859	$ 6,771	$ 1,676	$ 6,087	$ 1,564	$ 4,969
Canada	246		229		199	
Mexico	24	87	26	78	42	95
Total North America	**2,129**	**6,858**	**1,931**	**6,165**	**1,805**	**5,064**
Asia Pacific						
Japan	751	1,949	1,252	2,210	1,068	2,368
Taiwan	1,708	2,836	1,850	3,341	1,891	2,850
China	2,103	1,215	1,550	764	756	314
Korea	94	3,342	101	3,357	72	2,946
Other	243	84	145	11	127	11
Total Asia Pacific	**4,899**	**9,426**	**4,898**	**9,683**	**3,914**	**8,489**
Europe						
Germany	264	139	318	134	270	121
France	57	267	65	197	54	195
United Kingdom	134	14	124		118	4
Other	274	550	263	273	239	241
Total Europe	**729**	**970**	**770**	**604**	**681**	**561**
Latin America						
Brazil	29	1	29	1	28	
Other	33	6	25	6	25	
Total Latin America	**62**	**7**	**54**	**7**	**53**	
All Other	193	35	237	25	179	25
Total	**$ 8,012**	**$ 17,296**	**$ 7,890**	**$ 16,484**	**$ 6,632**	**$ 14,139**

(1) Long-lived assets primarily include investments, plant and equipment, goodwill and other intangible assets. Assets in the U.S. and Korea include investments in Dow Corning Corporation and Samsung Corning Precision Materials.

21. Subsequent Events

In February 2013, the Company obtained authorization from the Board of Directors to execute a series of foreign exchange contracts over a two year period to hedge our exposure to movements in the Japanese yen and its impact on our earnings. The Company's execution of these contracts will be dependent upon market conditions. The foreign exchange contracts will not be designated derivatives and will be marked to market through the other income line of the consolidated statements of income.

Valuation Accounts and Reserves

(in millions)

Year ended December 31, 2012	Balance at beginning of period	Additions	Net deductions and other	Balance at end of period
Doubtful accounts and allowances	$ 19	$ 7		$ 26
Deferred tax assets valuation allowance	$ 219		$ 9	$ 210
Accumulated amortization of purchased intangible assets	$ 135	$ 19		$ 154
Reserves for accrued costs of business restructuring	$ 10	$ 52	$ 20	$ 42

Year ended December 31, 2011	Balance at beginning of period	Additions	Net deductions and other	Balance at end of period
Doubtful accounts and allowances	$ 20		$ 1	$ 19
Deferred tax assets valuation allowance	$ 214	$ 15	$ 10	$ 219
Accumulated amortization of purchased intangible assets	$ 221	$ 15	$ 101	$ 135
Reserves for accrued costs of business restructuring	$ 27		$ 17	$ 10

Year ended December 31, 2010	Balance at beginning of period	Additions	Net deductions and other	Balance at end of period
Doubtful accounts and allowances	$ 20			$ 20
Deferred tax assets valuation allowance	$ 245		$ 31	$ 214
Accumulated amortization of purchased intangible assets	$ 217	$ 4		$ 221
Reserves for accrued costs of business restructuring	$ 100		$ 73	$ 27

Quarterly Operating Results

(Unaudited) In millions, except per share amounts

2012	First quarter	Second quarter	Third quarter	Fourth quarter	Total year
Net sales	$ 1,920	$ 1,908	$ 2,038	$ 2,146	$ 8,012
Gross margin	$ 814	$ 797	$ 879	$ 907	$ 3,397
Restructuring, impairment and other credits				$ 133	$ 133
Asbestos litigation charges	$ 1	$ 5	$ 3	$ 5	$ 14
Equity in earnings of affiliated companies	$ 218	$ 259	$ 240	$ 93	$ 810
Provision for income taxes	$ (111)	$ (93)	$ (87)	$ (98)	$ (389)
Net income attributable to Corning Incorporated	$ 462	$ 462	$ 521	$ 283	$ 1,728
Basic earnings per common share	$ 0.30	$ 0.31	$ 0.35	$ 0.19	$ 1.16
Diluted earnings per common share	$ 0.30	$ 0.30	$ 0.35	$ 0.19	$ 1.15

2011	First quarter	Second quarter	Third quarter	Fourth quarter	Total year
Net sales	$ 1,923	$ 2,005	$ 2,075	$ 1,887	$ 7,890
Gross margin	$ 874	$ 889	$ 978	$ 825	$ 3,566
Restructuring, impairment and other charges				$ 129	$ 129
Asbestos litigation charges	$ 5	$ 5	$ 5	$ 9	$ 24
Equity in earnings of affiliated companies	$ 398	$ 428	$ 324	$ 321	$ 1,471
Provision for income taxes	$ (114)	$ (123)	$ (110)	$ (61)	$ (408)
Net income attributable to Corning Incorporated	$ 748	$ 755	$ 811	$ 491	$ 2,805
Basic earnings per common share	$ 0.48	$ 0.48	$ 0.52	$ 0.32	$ 1.80
Diluted earnings per common share	$ 0.47	$ 0.47	$ 0.51	$ 0.31	$ 1.77

Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 25, 2013, in Corning, NY. A formal notice of the meeting and a proxy statement will be mailed to shareholders on or about March 11, 2013. The proxy statement can also be accessed electronically through the Investor Relations page of the Corning website at www.corning.com and at www.corning.com/2013_proxy. A summary report of the proceedings at the annual meeting will be available without charge upon written request to Linda E. Jolly, Corporate Secretary, Corning Incorporated, HQ-E2-10, Corning, NY 14831.

Additional Information

A copy of Corning's 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) is available without charge to shareholders upon written request to Corporate Secretary, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The annual report, proxy statement, Form 10-K and other information can also be accessed electronically through the Investor Relations page of the Corning website at www.corning.com.

Investor Information

Investment analysts and investors who need additional information may contact Ann Nicholson, Director, Investor Relations, Corning Incorporated, HQ-E2-25, Corning, NY 14831. Telephone: 607.974.9000.

Common Stock

Corning Incorporated common stock is listed on the New York Stock Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The ticker symbol for Corning Incorporated is "GLW."

Transfer Agent & Registrar

Computershare Trust Company
250 Royall Street, Mail Stop 1A
Canton, MA 02021
Telephone: 800.255.0461
Website: www.computershare.com/contactus

Independent Auditors

PricewaterhouseCoopers LLP
300 Madison Ave.
New York, NY 10017

Executive Certifications

Corning submitted its 2012 Annual CEO Certification to NYSE on compliance with NYSE corporate governance listing standards, and filed with the SEC its Sarbanes Oxley Act 301 Certifications as exhibits to its most recent Form 10-K.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

The statements in this Annual Report that are not historical facts or information are forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the outcome to be materially different. Such risks and uncertainties include, but are not limited to:

— Global business, economic and political conditions,
— conditions in the financial and credit markets,
— tariffs, import duties, tax rates and currency fluctuations,
— product demand and industry capacity,
— competition and pricing,
— sufficiency of manufacturing capacity and efficiencies,
— availability and costs of critical components and materials,
— new product development and commercialization,
— order activity and demand from major customers,
— fluctuations in spending by customers and pricing,
— disruptions in commercial activities due to terrorist activity, armed conflict, cyber attack, political or financial instability, natural disasters or major health concerns,
— new plant start-up or restructuring costs,
— effect of regulatory or legal developments,
— adequacy and availability of insurance,
— capital resource and cash flow activities,
— ability to pace capital spending to customer demand,
— credit rating and ability to obtain financing and capital,
— financial risk management,
— capital spending,
— equity company activities,
— interest costs,
— restructuring, goodwill and intangible asset impairment charges,
— acquisition and divestiture activities,
— rate of technology change,
— level of excess or obsolete inventory,
— ability to enforce patents,
— adverse litigation or regulatory developments,
— product, materials and components performance issues,
— retention of key personnel,
— stock price fluctuations,
— rate of substitution by end-users purchasing LCDs,
— downturn in demand for LCD glass substrates,
— customer ability to maintain profitable operations and obtain financing to fund expansions,
— fluctuations in supply chain inventory levels,
— movements in foreign exchange rates,
— adverse weather conditions and earthquakes, and
— other risks detailed in Corning's SEC filings.

Neither this report nor any statement contained herein is furnished in connection with any offering of securities or for the purpose of promoting or influencing the sale of securities.

Trademarks

A number of Corning trademarks appear throughout this annual report. For a complete listing of Corning's registered trademarks, visit: www.corning.com/legal/legal_notices.aspx

Corning is an equal opportunity employer.

Printed in the USA

Board of Directors

John Seely Brown
Retired Chief Scientist
Xerox Corporation
Palo Alto, CA
(2) (5)

Stephanie A. Burns
Retired Chairman
& Chief Executive Officer
Dow Corning Corporation
Sunset, SC
(3) (4)

John A. Canning, Jr.
Co-Founder & Chairman
Madison Dearborn Partners, LLC
Chicago, IL
(4) (5) (6)

Richard T. Clark
Retired Chairman, President
& Chief Executive Officer
Merck & Co., Inc.
Whitehouse Station, NJ
(2) (5) (6)

Robert F. Cummings, Jr.
Vice Chairman
of Investment Banking
JPMorgan Chase & Co.
New York, NY
(3) (4) (6)

James B. Flaws
Vice Chairman
& Chief Financial Officer
Corning Incorporated
Corning, NY
(4) (6)

Gordon Gund
Chairman
& Chief Executive Officer
Gund Investment Corporation
Princeton, NJ
(2) (5)

Kurt M. Landgraf
President
& Chief Executive Officer
Educational Testing Service
Princeton, NJ
(1) (2) (6)

Kevin J. Martin
Partner
Patton Boggs, LLP
Washington, DC
(1) (4)

Deborah D. Rieman
Executive Chairman
MetaMarkets Group
Woodside, CA
(1) (2)

H. Onno Ruding
Retired Vice Chairman
& Director
Citicorp & Citibank, N. A.
Brussels, Belgium
(1) (4)

Hansel E. Tookes II
Retired Chairman
& Chief Executive Officer
Ratheon Aircraft Company
Palm Beach Gardens, FL
(2) (5) (6)

Wendell P. Weeks
Chairman of the Board,
Chief Executive Officer
& President
Corning Incorporated
Corning, NY
(6)

Mark S. Wrighton
Chancellor
& Professor of Chemistry
Washington University in St. Louis
St. Louis, MO
(1) (4)

Corporate Officers

Wendell P. Weeks
Chairman of the Board,
Chief Executive Officer
& President

James B. Flaws
Vice Chairman
& Chief Financial Officer

Kirk P. Gregg
Executive Vice President
& Chief Administrative Officer

Lawrence D. McRae
Executive Vice President —
Strategy & Corporate
Development

David L. Morse
Executive Vice President
& Chief Technology Officer

Jeffrey W. Evenson
Senior Vice President
& Operations Chief of Staff

Vincent P. Hatton
Senior Vice President
& General Counsel

Mark S. Rogus
Senior Vice President
& Treasurer

R. Tony Tripeny
Senior Vice President
& Corporate Controller

Linda E. Jolly
Corporate Secretary

Other Officers

Thomas Appelt
Vice President
& Global Business Director —
Environmental Technologies

Madapusi K. Badrinarayan
Vice President
& Research Director —
Inorganic & Broad-based
Technologies

John P. Bayne, Jr.
Vice President
& General Manager —
High Performance Displays

Mark A. Beck
Executive Vice President —
Environmental Technologies
& Life Sciences Business Group

Gary S. Calabrese
Senior Vice President
Global Research

Cheryl C. Capps
Vice President —
Global Supply Management

James P. Clappin
President —
Corning Glass Technologies

Jack H. Cleland
Vice President,
Deputy General Counsel
& Chief Compliance Officer

Charles R. Craig
Senior Vice President —
Science & Technology

Martin J. Curran
Senior Vice President
& Innovation Officer

Michael W. Donnelly
Vice President —
Business Services

Richard M. Eglen
Vice President
& General Manager —
Life Sciences

Alan T. Eusden
Chairman & President —
Corning Display Technologies
Taiwan

Li Fang
President
& General Manager —
Corning Greater China

Lisa Ferrero
General Manager —
Display Technologies

Susan L. Ford
Vice President —
Tax

Vivian L. Gernand
Vice President & Chief
Information Security Officer

Marc S. Giroux
Senior Vice President
& Chief Engineer —
Global Manufacturing
Technology & Engineering

Denise A. Hauselt
Vice President
& Assistant General Counsel

Thomas R. Hinman
Senior Vice President —
Corning International

Clifford L. Hund
General Manager & President —
Corning East Asia

Wilfred M. Kenan, Jr.
Vice President
& Manufacturing Manager —
Environmental Technologies

Lydia A. Kenton
Vice President —
Commercial Operations
Life Sciences

Clark S. Kinlin
Executive Vice President —
Corning Telecommunications
Business Group

Mark W. Lauroesch
Vice President
& General Intellectual
Property Counsel

John P. MacMahon
Senior Vice President —
Global Compensation & Benefits

Jean-Pierre Mazeau
Senior Vice President —
Corporate Product
& Process Development

Donald A. McCabe, Jr.
Senior Vice President —
Mfg. & Performance Excellence

Kevin J. McManus
Senior Vice President
& Chief Information Officer

Stephen P. Miller
Vice President
& General Manager —
Corning Optical Fiber & Cable

Eric S. Musser
President —
Corning International

Mark A. Newhouse
Senior Vice President
& Chief Technology Officer Asia —
Science & Technology

Christine M. Pambianchi
Senior Vice President —
Human Resources

Timothy J. Regan
Senior Vice President —
Worldwide Government Affairs

Robert J. Ritchie
Vice President —
Technology Exchange

Kenneth C. Sofio
Vice President —
Investor Relations

James R. Steiner
Senior Vice President
& General Manager —
Specialty Materials

Curt Weinstein
Vice President
& General Manager —
Advanced Optics

Mariam O. Wright
Senior Vice President —
Mfg. & Performance Excellence

Board Committees

(1) Audit; (2) Compensation; (3) Corporate Relations; (4) Finance; (5) Nominating & Corporate Governance; (6) Executive

CORNING

Corning Incorporated
One Riverfront Plaza
Corning, NY 14831-0001
U.S.A.

www.corning.com

02AR40012EN


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2013 Notice of Annual Meeting of Shareholders

CORNING



Dear Fellow Shareholder,

I hope you will join Corning Incorporated's Board of Directors, senior leadership, employees, alumni, and other stakeholders at our 2013 Annual Meeting in Corning, New York, on April 25.

No question, 2012 was a difficult year as LCD price declines placed pressure on Corning's net income, and the weak global economy negatively impacted most of our businesses. But Corning is navigating the current business environment the same way it has survived numerous challenges during its 161-year history: through disciplined financial management, an unwavering commitment to innovation, and values-based leadership. And through it all, we have done our best to communicate with shareholders quickly and candidly. We believe we have executed well in an extremely difficult environment and hope you agree.

The Annual Meeting is your opportunity to hear first-hand about Corning's priorities, challenges, and opportunities, along with my personal perspective on the company's performance. More importantly, it is your opportunity to have a say. I encourage you to sign and return your proxy card or vote by telephone or Internet prior to the meeting to ensure that your voice is heard. You can find voting instructions on page 5.

We strive for continuous improvement and take the opinions of our shareholders very seriously. For example, last year's 95 percent approval on the advisory vote on executive compensation ("Say-on-Pay") indicated your strong support for our strategy of linking pay to performance. We have also instituted changes based on shareholder votes. In 2009, you voted to declassify the Board of Directors, and we responded to that guidance by moving to annual elections. This year marks the first year where all directors are up for re-election at the same time. As you review the qualifications of our board members beginning on page 11, you will see that your company remains in extremely capable hands.

We are honored to welcome Richard Clark as Corning's new lead director, following a vote by our independent board members. And we are grateful for the wisdom, experience, and friendship of retiring directors Gordon Gund and Onno Ruding. Mr. Gund served with distinction for more than 22 years and held the position of lead director for the past year. Dr. Ruding provided exemplary service for 17 years, including long-standing participation on Corning's Finance and Audit Committees. They have both left an indelible mark on Corning and helped lay the foundation for the company's future success.

As we look ahead, we are excited by Corning's tremendous set of growth opportunities. We know the company will continue to face uncertainty, but we are confident in our ability to manage the challenges ahead. We remain committed to our mission of another 160 years of innovation and independence, and are grateful to have you on this journey with us.

Thank you for your investment in Corning and your participation in our governance process.

Sincerely,

Wendell P. Weeks

Wendell P. Weeks
Chairman of the Board, Chief Executive Officer and President

CORNING

Notice of 2013 Annual Meeting of Shareholders

Thursday, April 25, 2013

11:00 a.m., Eastern Time

The Corning Museum of Glass, Corning, New York 14830

Items of Business

1. Election to our Board of Directors of the 12 director nominees who are named in the attached Proxy Statement for one-year terms;
2. An advisory vote to approve executive compensation (say-on-pay);
3. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our 2013 fiscal year;
4. Transaction of such other business as may properly come before our 2013 Annual Meeting of Shareholders (Annual Meeting).

Record Date

The record date for the determination of the shareholders entitled to vote at our Annual Meeting, or any adjournments or postponements thereof, was the close of business on February 25, 2013.

Your vote is important to us. Please exercise your shareholder right to vote.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on April 25, 2013. Our Proxy Statement, 2012 Annual Report to Shareholders and other materials are available on our website at www.corning.com/2013_proxy.

By order of the Board of Directors,

Linda E. Jolly

Corporate Secretary

March 11, 2013

Welcome to the Corning Incorporated 2013 Annual Shareholder Meeting

Proposals Which Require Your Vote

		More Information	Board recommendation
Proposal 1	Election of directors	Page 11	FOR all nominees
Proposal 2	Advisory vote to approve the Company's executive compensation	Page 22	FOR
Proposal 3	Ratification of independent registered public accounting firm for 2013	Page 48	FOR

Vote Right Away

Your vote is very important. Whether or not you plan to attend the annual meeting, please promptly submit your proxy or voting instructions by Internet, telephone or mail in order to ensure the presence of a quorum. You may also vote in person at our Annual Meeting. If you are a shareholder of record, your admission ticket is attached to your proxy card. If your shares are held in the name of a broker, nominee or other intermediary, you must bring proof of ownership with you to the meeting.

By telephone	By Internet using a smartphone or tablet	By mail	By Internet using a computer
			
Dial toll-free 24/7 **1-800-652-8683**	Scan this **QR code** 24/7 to vote with your mobile device (may require free software)	**Cast your ballot, sign your proxy card** and send by mail	Visit 24/7 **www.investorvote.com/glw**

Visit Our Annual Meeting Website



www.corning.com/2013_proxy

- Review and download interactive versions of this Proxy Statement and our Annual Report.
- Sign up for electronic delivery of future Annual Meeting materials to reduce Corning's impact on the environment.

Table of Contents

Proxy Summary

To assist you in reviewing the Company's proxy statement in advance of the 2013 Annual Meeting of Shareholders, we would like to call your attention to its key elements. The following description is only a summary. For additional information about these topics, please review the complete proxy statement and the Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission ("SEC") on February 13, 2013. This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement carefully before voting.

Corning is providing these proxy materials in connection with our 2013 Annual Meeting of Shareholders. This proxy statement, the accompanying proxy card and Corning's 2012 Annual Report were first mailed to shareholders on or about March 11, 2013. As used in this proxy statement, "Corning," the "Company" and "we" may refer to Corning Incorporated itself, one or more of its subsidiaries, or Corning Incorporated and its consolidated subsidiaries.

Your vote is important to us. Please exercise your shareholder right to vote.

Voting matters

	Board Vote Recommendation	Page Reference (for more detail)
Election of directors	FOR all of the director nominees	11
Advisory vote to approve the Company's executive compensation	FOR	22
Ratification of independent registered public accounting firm	FOR	48

Proposal 1 Election of Directors

The following 12 directors are being nominated for election to a one-year term:

Name	Age	Director Since	Chief Occupation	Committee Memberships	Other Company Boards
John Seely Brown *Independent Director*	72	1996	Chief Scientist, Xerox Corporation (retired)	• Compensation • Nominating and Corporate Governance	• Amazon.com
Stephanie A. Burns	58	2012	Chairman and Chief Executive Officer, Dow Corning Corporation (retired)	• Chair, Corporate Relations • Finance	• GlaxoSmithKline plc
John A. Canning, Jr. *Independent Director*	68	2010	Co-founder and Chairman Madison Dearborn Partners, LLC	• Executive • Finance • Nominating and Corporate Governance	• Exelon Corporation • TransUnion Corp.
Richard T. Clark *Independent Director*	67	2011	Chairman, President and Chief Executive Officer, Merck & Co., Inc. (retired)	• Compensation • Executive • Nominating and Corporate Governance	• Automatic Data Processing, Inc.
Robert F. Cummings, Jr. *Independent Director*	63	2006	Vice Chairman of Investment Banking, JPMorgan Chase & Co.	• Corporate Relations • Executive • Chair, Finance	• Viasystems Group, Inc.

Name	Age	Director Since	Chief Occupation	Committee Memberships	Other Company Boards
James B. Flaws	64	2000	Vice Chairman and Chief Financial Officer, Corning Incorporated	• Executive • Finance	• Dow Corning Corporation
Kurt M. Landgraf *Independent Director*	66	2007	President and Chief Executive Officer, Educational Testing Service	• Chair, Audit • Compensation • Executive	• Louisiana-Pacific Corporation
Kevin J. Martin *Independent Director*	46	2013	Partner, Patton Boggs LLP	• Audit • Finance	• None
Deborah D. Rieman *Independent Director*	63	1999	Executive Chairman, MetaMarkets Group	• Audit • Chair, Compensation	• None
Hansel E. Tookes II *Independent Director*	65	2001	Chairman and Chief Executive Officer, Raytheon Aircraft Company (retired)	• Compensation • Executive • Chair, Nominating and Corporate Governance	• Ryder Systems Inc. • NextEra Energy, Inc. • Harris Corporation
Wendell P. Weeks	53	2000	Chairman, Chief Executive Officer and President, Corning Incorporated	• Chair, Executive	• Merck & Co., Inc.
Mark S. Wrighton *Independent Director*	63	2009	Chancellor and Professor of Chemistry, Washington University in St. Louis	• Audit • Finance	• Cabot Corporation • Brooks Automation, Inc.

Our Board unanimously recommends that shareholders vote FOR all of our director nominees.

Proposal 2 Advisory Vote to Approve Executive Compensation

In 2011, our shareholders supported an annual advisory vote on executive compensation which we have implemented. Accordingly our Board of Directors is requesting that shareholders approve the compensation of our Named Executive Officers ("NEOs"), as disclosed, pursuant to Item 402 of Regulation S-K of the Securities Act of 1933, in the Executive Compensation section of this proxy statement. This includes the Compensation Discussion and Analysis, the Summary Compensation Table and the supporting tabular and narrative disclosure on executive compensation.

Most Recent Say-on-Pay Vote Result

Last year, Corning received approximately 95% shareholder support from the non-binding Say-on-Pay advisory vote. We view this as an affirmation of our current pay practices. As a result, few changes were made to our executive compensation program in 2012, although improvements were implemented.

In addition, the Company annually visits with our largest investors to understand their expectations and discuss various matters related to Corning. During 2012, we met with over 70% of our top institutional holders on multiple occasions, none of whom raised executive compensation-related concerns.

Compensation Program

Our management team strives to balance near-term results while building shareholder value through our thoughtful investments in innovation and process engineering. To fulfill this mission, Corning's "pay for performance" philosophy forms the foundation for our decisions regarding executive compensation made by the Committee. In addition, our compensation decisions are designed to facilitate strong corporate governance. Our focus on pay-for-performance and corporate governance ensures alignment with the interests of stockholders as highlighted below:

ALIGNMENT WITH STOCKHOLDERS

Pay for Performance	Corporate Governance
We target CEO compensation at peer group ***median*** and only deliver compensation above this level when warranted by performance.	We ***devote significant time*** to leadership development efforts.
Over 80% of total compensation for NEOs is ***performance-based.***	We maintain a ***market-aligned*** severance program with reasonable post-employment provisions. Agreements entered into after July 2004 have benefits that are limited to 2.99 base salary and target bonus.
We use a ***rigorous goal setting process*** which includes both business-driven bottom up and corporate top down budget generation coupled with multiple levels of review.	We utilize an ***independent*** compensation consultant.
100% of NEO ***annual incentive*** compensation is ***tied solely to*** Corning's consolidated ***financial performance.***	We ***do not*** have compensation programs that ***encourage imprudent risk-taking.***
Over 65% of total compensation for NEOs is based on ***long-term*** incentives.	***We do*** maintain ***clawback, anti-hedging and anti-pledging*** policies.
50% of long-term incentive compensation (CPUs) is performance-contingent and ***only delivers value if corporate financial results are met*** that contribute to long-term corporate financial health and success.	We ***disclose*** our performance goals.
25% of long-term incentive compensation (stock options) ***only delivers value if stock price appreciation is achieved.***	We conduct a ***shareholder outreach*** program.
The value of the ***remaining 25% of long-term*** incentive compensation (RSUs) ***fluctuates with stock price.***	***Annual dilution*** associated with grants of stock options and restricted stock totaled ***less than 0.70%*** in 2012.
We only provide ***modest perquisites*** which we believe have a sound benefit to the Company's business.	We maintain ***robust share ownership guidelines*** for our NEOs and directors.
	No tax gross-ups or tax assistance on perquisites and ***no repricing*** underwater stock options without shareholder approval.

Our Board unanimously recommends a vote FOR the resolution approving the compensation of our Named Executive Officers.

The Compensation Discussion and Analysis portion of this proxy statement contains a detailed description of our executive compensation philosophy and programs, the compensation decisions the Committee has made under those programs and the factors considered in making those decisions, including 2012 Company performance, focusing on the compensation of our NEOs. We believe that we have created a compensation program deserving of stockholder support. Accordingly, we are asking for stockholder approval of the compensation of our NEOs as disclosed in this proxy statement. See "Executive Compensation" and "Proposal 2 – Advisory Vote to Approve Executive Compensation" for more information.

Proposal 3 Ratification of Independent Registered Public Accounting Firm

As a matter of good corporate governance, we are asking our shareholders to ratify the selection of PricewaterhouseCoopers LLP as our independent public accounting firm for 2013.

Our Board unanimously recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2013.

Corporate Governance

Proposal 1 Election of Directors

Our Board currently consists of 14 directors, 11 of whom are independent, two are management directors, and Dr. Burns who, as a recent former executive officer of Dow Corning Corporation, is not independent.

At our 2013 Annual Meeting, all continuing directors will stand for election for terms expiring at the next Annual Meeting of Shareholders. Each of Messrs. Brown, Canning, Clark, Flaws and Landgraf and Drs. Burns, Rieman and Wrighton were elected by Corning's shareholders at the 2012 Annual Meeting. Each of Messrs. Cummings, Tookes and Weeks were elected by Corning's shareholders on April 29, 2010 and their terms expire at the 2013 Annual Meeting. Mr. Martin was appointed by Corning's Board of Directors on February 5, 2013. Pursuant to the policies set forth in our Corporate Governance Guidelines, Mr. Gund and Dr. Ruding, will attain the Board's mandatory retirement age this year and will not stand for re-election. Our Board expresses sincere gratitude to Mr. Gund and Dr. Ruding for their extraordinary service for more than 22 years and 17 years, respectively.

Board of Directors' Qualifications and Experience

The minimum qualifications and attributes that the Nominating and Corporate Governance Committee believes must be possessed by a director nominee may include:

- Character and the ability to apply good business judgment;
- Ability to exercise his/her duties of loyalty and care;
- Proven leadership skills;
- Diversity of experience;
- High integrity and ethics;
- Ability to understand complex principles of business and finance;
- Scientific expertise; and
- Familiarity with national and international issues affecting businesses.

Our Board is comprised of accomplished professionals who possess diverse areas of expertise including, national and international business, operations, manufacturing, finance and investing, energy, management, entrepreneurship, government, higher education and science, research and technology. While Corning does not have a formal diversity policy with respect to director nominations, we believe that the diversity of skills, knowledge, opinions and fields of expertise represented on our Board is one of its core strengths. When identifying and selecting director nominees, the Nominating and Corporate Governance Committee considers the impact a nominee would have in terms of increasing the diversity of the Board with respect to professional experience, background, viewpoints, skills and areas of expertise. We believe that the resulting diversity of directors allows the Board to engage in candid and challenging discussions, in service of the best decisions for the Company and its shareholders. The diversity of our directors' skills enables each director an opportunity to provide specific leadership in his or her respective areas of expertise. In the context of the Board's needs, the appropriate mix of director competencies and experiences evolves for Corning over time. In an effort to increase diversity, the Nominating and Corporate Governance Committee in working with the Board also considers diversity of race, gender and national origin of potential director candidates. We believe our directors' wide range of professional experiences and backgrounds, education and skills has proven to be of significant value to the Company and we intend to continue leveraging this strength.

All of the director nominees are elected members of the Board of Directors, except for Mr. Martin who was identified by the Nominating and Corporate Governance Committee, and appointed by the Board of Directors in February 2013. The Nominating and Corporate Governance Committee retains the assistance of a third-party recruiting firm to assist in identifying and evaluating potential director nominees, as it deems appropriate.

Each of the nominees has consented to being named in this proxy statement and to serve as a director if elected. If a nominee is not able to serve, proxy holders will vote your shares for the substitute nominee, unless you have withheld authority. We have included below certain information about the nominees for election as directors and the directors who will continue in office after the Annual Meeting. The Board of Directors has concluded that the skills, qualifications and experience of each of the director nominees and continuing directors supports such nominee or director's continued membership on the Company's Board of Directors.

Our Director Nominees

In light of the individual qualifications and experiences of each of our director nominees and his or her contribution to our Board, the Board has concluded that each of our director nominees should be re-elected to our Board.

Our Board unanimously recommends that shareholders vote FOR all of our director nominees.

Name	Age	Independent	Director since	Primary Occupation	Other Current Public Company Boards	Committee Memberships
John Seely Brown	72	Yes	1996	Chief Scientist, Xerox Corporation (retired)	1	• Compensation • Nominating and Corporate Governance
Stephanie A. Burns	58	No	2012	Chairman and Chief Executive Officer, Dow Corning Corporation (retired)	1	• Chair, Corporate Relations • Finance
John A. Canning, Jr.	68	Yes	2010	Co-founder and Chairman Madison Dearborn Partners, LLC	1	• Executive • Finance • Nominating and Corporate Governance
Richard T. Clark	67	Yes	2011	Chairman, President and Chief Executive Officer, Merck & Co., Inc. (retired)	1	• Compensation • Executive • Nominating and • Corporate Governance
Robert F. Cummings, Jr.	63	Yes	2006	Vice Chairman of Investment Banking, JPMorgan Chase & Co.	1	• Corporate Relations Executive • Chair, Finance
James B. Flaws	64	No	2000	Our Vice Chairman and Chief Financial Officer	0	• Executive • Finance
Kurt M. Landgraf	66	Yes	2007	President and Chief Executive Officer, Educational Testing Service	1	• Chair, Audit • Compensation • Executive
Kevin J. Martin	46	Yes	2013	Partner, Patton Boggs LLP	0	• Audit • Finance
Deborah D. Rieman	63	Yes	1999	Executive Chairman, MetaMarkets Group	0	• Audit • Chair, Compensation
Hansel E. Tookes II	65	Yes	2001	Chairman and Chief Executive Officer, Raytheon Aircraft Company (retired)	3	• Compensation • Executive • Chair, Nominating and Corporate Governance
Wendell P. Weeks	53	No	2000	Our Chairman, Chief Executive Officer and President	1	• Chair, Executive
Mark S. Wrighton	63	Yes	2009	Chancellor and Professor of Chemistry, Washington University in St. Louis	2	• Audit • Finance

If elected by our shareholders, the 12 director nominees will serve for a one-year term expiring at our 2014 Annual Meeting of Shareholders. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier resignation or removal.

All of our director nominees are currently members of our Board. Each has been recommended for election by our Corporate Governance and Nominating Committee and approved and nominated for election by our Board. Our Board, upon the recommendation of our Corporate Governance and Nominating Committee, appointed Mr. Martin (in February 2013) as a director to hold office for a term expiring at our Annual Meeting.

All of our directors are elected by majority vote. An incumbent director who fails to receive a majority of FOR votes will be required to tender his or her resignation to our Board. Our Corporate Governance and Nominating Committee will then assess whether there is a significant reason for the director to remain on our Board and will make a recommendation regarding the resignation to our Board.

For detailed information on the vote required for the election of directors and the choices available for casting your vote, please see —"Frequently Asked Questions About the Meeting and Voting."

Below is biographical information about our director nominees. This information is current as of February 7, 2013 and has been confirmed by each of our director nominees for inclusion in our proxy statement.

John Seely Brown



Age: 72
Director Since: 1996
Retired Chief Scientist
Xerox Corporation

Skills and Qualifications:
- Significant experience in research and development, technology and innovation
- Specialized knowledge includes organizational learning, complex adaptive systems, microelectrical mechanical systems (MEMS) and nanotechnology
- Expertise in business strategies in Asia and cloud computing
- Advisor on international corporate strategies in the digital age

Committees:
- Compensation
- Nominating and Corporate Governance

Current Directorships:
- Amazon.com

Former Directorships Held During the Past 5 Years:
- Polycom, Inc.
- Varian Medical Systems, Inc.

Dr. Brown served Xerox Corporation in various scientific research positions from 1978, until his retirement in 2002. In 1986, he was elected vice president in charge of advanced research and was director of the Palo Alto Research Center from 1990 to 2000. Dr. Brown was named chief scientist of Xerox in 1992, retiring in 2002. He is a visiting scholar and advisor to the Provost at the University of Southern California. He is also the independent co-chairman of Deloitte's Center for the Edge.

Formerly the chief scientist of a large scale technology-based company (Xerox), Dr. Brown brings significant experience in the areas of research and development, technology and innovation to our Board. His additional areas of specialized knowledge include organizational learning, complex adaptive systems, micro electrical mechanical system (MEMS) and nanotechnology. Dr. Brown also has significant expertise in business strategies in Asia and cloud computing. His current work includes advising on international corporate strategies in the digital age.

Stephanie A. Burns



Age: 58
Director Since: 2012
Retired Chairman and Chief Executive Officer
Dow Corning Corporation

Skills and Qualifications:
- Global innovation and business leadership experience
- Significant expertise in scientific research, issues management, science and technology leadership and business management

Committees:
- Corporate Relations
- Finance

Current Directorships:
- GlaxoSmithKline plc

Former Directorships Held During the Past 5 Years:
- Dow Corning Corporation

Dr. Burns has nearly 30 years of global innovation and business leadership experience. Dr. Burns joined Dow Corning in 1983 as a researcher and specialist in organosilicon chemistry. In 1994, she became the company's first director of women's health. She was elected to the Dow Corning Board of Directors in 2001 and elected as president in 2003. She served as chief executive officer from 2004 until May 2011 and served as chairman from 2006 through 2011.

Dr. Burns brings significant expertise in scientific research, issues management, science and technology leadership and business management to the Board, as well as skills related to her Ph.D. in organic chemistry. She is the past honorary president of the Society of Chemical Industry and was appointed by President Obama to the President's Export Council. Dr. Burns is a former chairman of the American Chemistry Council.

John A. Canning, Jr.



Age: 68
Director Since: 2010
Co-founder and Chairman
Madison Dearborn Partners, LLC

Skills and Qualifications:
- Experience in private equity investing, including reviewing financial statements and audit results and making investment and acquisition decisions
- Has insight into economic trends important to our business
- Law degree
- Experience in banking and managing investments

Committees:
- Executive
- Finance
- Nominating and Corporate Governance

Current Directorships:
- Exelon Corporation

Former Directorships Held During the Past 5 Years:
- TransUnion Corp.
- Jefferson Smurfit Group plc

Mr. Canning co-founded Madison Dearborn Partners, LLC in 1992, serving as its chief executive officer until he became chairman in 2007. He previously spent 24 years with First Chicago Corporation, most recently as executive vice president of The First National Bank of Chicago and president of First Chicago Venture Capital. Mr. Canning is trustee and chairman of several Chicago-area non-profit organizations. He is a former commissioner of the Irish Reserve Fund and a former director and chairman of the Federal Reserve Bank of Chicago.

Mr. Canning brings 32 years' of experience in private equity investing, including reviewing financial statements and audit results and making investment and acquisition decisions. As a former director and Chairman of the Federal Reserve Bank of Chicago, he has insight into economic trends important to our business. In addition to his business experience, he also has a law degree and is a recognized leader in the Chicago business community. Mr. Canning's business experience and service on the boards of other companies and organizations enable him to contribute to Corning's board. Mr. Canning's experience in banking and managing investments make him a valued member of our finance committee.

Richard T. Clark



Age: 67
Director Since: 2011
Retired Chairman, President and Chief Executive Officer Merck & Co., Inc.

Skills and Qualifications:
- Broad managerial expertise, operational expertise and deep business knowledge
- Extensive experience in the issues facing public companies and multinational businesses

Committees:
- Compensation
- Executive
- Nominating and Corporate Governance

Current Directorships:
- Automatic Data Processing, Inc.

Former Directorships Held During the Past 5 Years:
- Merck & Co., Inc.

Mr. Clark joined Merck in 1972, and held a broad range of senior management positions. He became president and chief executive officer of Merck in May 2005, and chairman of the board in April 2007. He transitioned from the chief executive officer role in January 2011, and served as Merck board chairman through November 2011. He was president of the Merck Manufacturing Division (June 2003 to May 2005) of Merck Sharp & Dohme Corp. (formerly known as Merck & Co., Inc.) He serves on the advisory board of American Securities, a private equity firm. He is chairman of the board of Project Hope and a trustee of several charitable non-profit organizations.

As the former chairman, president and chief executive officer of a Fortune 100 company, Mr. Clark brings to Corning broad managerial expertise, operational expertise and deep business knowledge, as well as a track record of achievement.

Robert F. Cummings, Jr.



Age: 63
Director Since: 2006
Vice Chairman of Investment Banking JPMorgan Chase & Co.

Skills and Qualifications:
- Extensive investment banking experience including finance, business development and mergers and acquisitions
- Knowledge in the areas of technology, telecommunications, private equity and real estate

Committees:
- Corporate Relations
- Executive
- Finance

Current Directorships:
- Viasystems Group, Inc.

Former Directorships Held During the Past 5 Years:
- GSC Investment Corp.
- RR Donnelley & Sons Co.

Mr. Cummings was appointed Vice Chairman of Investment Banking at JPMorgan Chase & Co. in December 2010, where he advises on client opportunities across sectors and industry groups. From 2002 to 2009, he served as a senior managing director at GSC Group, Inc., a privately held money management firm. Mr. Cummings began his business career in the investment banking division of Goldman, Sachs & Co. in 1973, and was a partner of the firm from 1986 until his retirement in 1998. He served as an advisory director at Goldman Sachs until 2002.

Mr. Cummings' Board qualifications include over 27 years of investment banking experience at Goldman Sachs, where he advised corporate clients on financings, business development, mergers and acquisitions and other strategic financial issues. Additionally, he brings knowledge in the areas of technology, telecommunications, private equity, and real estate to the Board.

James B. Flaws



Age: 64
Director Since: 2000
Vice Chairman and Chief Financial Officer Corning Incorporated

Skills and Qualifications:
- Managerial experience in control, financial, treasury and business development functions
- Broad experience in financial, investor relations and supervisory roles

Committees:
- Executive
- Finance

Current Directorships:
- Dow Corning Corporation

Former Directorships Held During the Past 5 Years:
- None

Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. He was elected assistant treasurer of Corning in 1993; vice president and controller in 1997 and vice president of finance and treasurer in May 1997; senior vice president and chief financial officer in December 1997; executive vice president and chief financial officer in 1999; and to his current position in 2002. Mr. Flaws is a director of Dow Corning Corporation.

Since joining Corning in 1973, Mr. Flaws has held a wide range of management positions across its control, financial, treasury, and business development functions in specific line business units, as well as at corporate-wide levels. As a result of his diverse responsibilities over more than 30 years, he has very broad experience in many financial, investor relations, and supervisory roles within the company, including leading the spinoff of Corning's health care businesses into two separate publicly-traded companies in 1996, and overseeing many mergers and acquisitions by the company. Mr. Flaws played an important role in Corning's recovery from the impact of the telecom industry collapse in 2002.

Kurt M. Landgraf



Age: 66
Director Since: 2007
President and Chief Executive Officer
Educational Testing Service

Skills and Qualifications:
- Extensive executive management experience in public companies, non-profit entities, higher education, and government
- Financial expertise
- Operations skills and experience
- Specialized knowledge including technology, transportation, education, pharmaceuticals, health care, energy, materials and mergers and acquisitions

Committees:
- Audit
- Compensation
- Executive

Current Directorships:
- Louisiana-Pacific Corporation

Former Directorships Held During the Past 5 Years:
- IKON Office Solutions Inc.

Mr. Landgraf is president and chief executive officer of Educational Testing Service, a private non-profit educational testing and measurement organization, and joined ETS in that position in 2000. Prior to that, he was executive vice president and chief operating officer of E.I. Du Pont de Nemours and Company, where he previously held a number of senior leadership positions, including chief financial officer.

Mr. Landgraf was selected for his wealth of executive management experience in public companies, non-profit entities, higher education, and government. He brings to the Board his financial expertise and operations skills and experience, represented by his positions as the chief financial officer and chief operating officer of E.I. DuPont de Nemours & Company. Mr. Landgraf's other areas of specialized knowledge include technology, transportation, education, pharmaceuticals, health care, energy, materials, and mergers and acquisitions.

Kevin J. Martin



Age: 46
Director Since: 2013
Partner
Patton Boggs LLP

Skills and Qualifications:
- Extensive knowledge of regulatory environment
- Legal skills and expertise
- Specialized knowledge of telecommunications and information technology industries
- Experience in private equity investing

Committees:
- Audit
- Finance

Current Directorships:
- None

Former Directorships Held During the Past 5 Years:
- None

Mr. Martin a partner and co-chair of Patton Boggs LLP in the Washington law firm's Technology and Communications practice.
Mr. Martin has nearly two decades experience as a lawyer and policymaker in the telecommunications field, including his tenure as FCC Chairman from March 2005 to January 2009. Before joining the FCC as a Commissioner in 2001, Mr. Martin was a Special Assistant to the President for Economic Policy and served on the staff of the National Economic Council, focusing on commerce and technology policy issues. He also served as the official U.S. government representative to the G-8's Digital Opportunity Task Force.

Mr. Martin brings deep experience to the board in the telecommunications, economics, governmental, and legal arenas.

Deborah D. Rieman



Age: 63
Director Since: 1999
Executive Chairman
MetaMarkets Group

Skills and Qualifications:
- Expertise in information technology, innovation and entrepreneurial endeavors
- Ph.D. in mathematics
- Experience in technology development, marketing, business development and support, investor relations, and investing

Committees:
- Audit
- Compensation

Current Directorships:
- None

Former Directorships Held During the Past 5 Years:
- Keynote Systems
- Tumbleweed Communications, Inc.
- Kintera Inc.

Dr. Rieman has more than 25 years of experience in the software industry. Currently, she is Executive Chairman of MetaMarkets Group. Previously, she was managing director of Equus Management Company, a private investment fund. From 1995 to 1999, she served as president and chief executive officer of Check Point Software Technologies, Incorporated. Dr. Rieman is a former director of Keynote Systems, Tumbleweed Communications Corp and Kintera Inc.

Dr. Rieman brings significant expertise in information technology, innovation and entrepreneurial endeavors to the Board, and skills related to her Ph.D. in mathematics. She is also the former president and chief executive officer of a software company specializing in security, and has experience in technology development, marketing, business development and support, investor relations, and investing.

Hansel E. Tookes II



Age: 65
Director Since: 2001
Retired Chairman and Chief Executive Officer Raytheon Aircraft Company

Skills and Qualifications:
- Extensive experience in operations, manufacturing, performance excellence, business development, technology-driven business environments, and military and government contracting
- Education, training and knowledge in science and engineering

Committees:
- Compensation
- Executive
- Nominating and Corporate Governance

Current Directorships:
- Ryder Systems Inc.
- NextEra Energy, Inc.
- Harris Corporation

Former Directorships Held During the Past 5 Years:
- None

Mr. Tookes retired from Raytheon Company in December 2002. He joined Raytheon in 1999 and served as president of Raytheon International, chairman and chief executive officer of Raytheon Aircraft and executive vice president of Raytheon Company. From 1980 to 1999, Mr. Tookes served United Technologies Corporation as president of Pratt and Whitney's Large Military Engines Group and in a variety of other leadership positions.

Mr. Tookes provides extensive experience in operations, manufacturing, performance excellence, business development, technology-driven business environments, and military and government contracting. He also brings his science and engineering education, training and knowledge to the Board. Mr. Tookes' industry expertise includes aviation, aerospace and defense, transportation, and technology.

Wendell P. Weeks



Age: 53
Director Since: 2000
Chairman, Chief Executive Officer and President Corning Incorporated

Skills and Qualifications:
- Wide range of experience including financial management, business development, commercial leadership, and general management
- Experience in many of Corning's businesses and technologies
- Experience as chief executive officer

Committees:
- Executive

Current Directorships:
- Merck & Co., Inc.

Former Directorships Held During the Past 5 Years:
- None

Mr. Weeks joined Corning in 1983 and was named a vice president and deputy general manager of the Telecommunications Products division in 1995; vice president and general manager in 1996; senior vice president in 1997; senior vice president of Opto-Electronics in 1998; executive vice president in 1999; president, Corning Optical Communications in 2001; president and chief operating officer of Corning in 2002; and president and chief executive officer in 2005. Mr. Weeks became chairman and chief executive officer on April 26, 2007, and president on December 31, 2010.

Mr. Weeks brings deep and broad knowledge of the company based on his long career across a wide range of Corning's staff groups and major businesses. Mr. Weeks has 30 years of Corning experience including financial management, business development, commercial leadership, and general management. His experiences in many of Corning's businesses and technologies, and more than seven years as chief executive officer, have given him a unique understanding of Corning's diverse business operations and innovations.

Mark S. Wrighton



Age: 63
Director Since: 2009
Chancellor and Professor of Chemistry Washington University in St. Louis

Skills and Qualifications:
- Expertise in materials and research interests in the areas of transition metal catalysis, photochemistry, surface chemistry, molecular electronics, and photoprocesses at electrodes
- Executive leadership experience

Committees:
- Audit
- Finance

Current Directorships:
- Cabot Corporation
- Brooks Automation, Inc.

Former Directorships Held During the Past 5 Years:
- A.G. Edwards, Inc.

Since 1995, Dr. Wrighton has been Chancellor and Professor of Chemistry at Washington University in St. Louis, a major research university. Before joining Washington University, he was a researcher and professor at the Massachusetts Institute of Technology, where he was Head of the Department of Chemistry from 1987 to 1990, and then Provost from 1990 to 1995. Dr. Wrighton served as a Presidential appointee to the National Science Board from 2000 to 2006, and chaired that Board's audit and oversight committee during that time. He also is a past chair of the Association of American Universities, The Business Higher Education Forum, and the Consortium on Financing Higher Education, and continues as a member of these organizations. He was elected to membership in the American Academy of Arts and Sciences and the American Philosophical Society and he is a Fellow of the American Association for the Advancement of Science.

Dr. Wrighton is a professor, chemist and research scientist with expertise in materials and research interests in the areas of transition metal catalysis, photochemistry, surface chemistry, molecular electronics, and in photoprocesses at electrodes. Under Chancellor Wrighton's leadership, Washington University has grown significantly in academic stature, research enterprise, infrastructure, student quality, curriculum and international reputation. In addition to his executive leadership, Dr. Wrighton brings to the Board his vast scientific knowledge and understanding of complex research and development issues.

Structure and Role of the Board

Corporate Governance Guidelines

Our business, property and affairs are managed by, or are under the direction of, the Board of Directors pursuant to New York Business Corporation Law and our By-Laws. Members of the Board of Directors are kept informed of Corning's business through discussions with the Chairman, Chief Executive Officer and President, the Vice Chairman and Chief Financial Officer and other key members of management, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees.

The Board has adopted a set of Corporate Governance Guidelines that address the make-up and functioning of the Board. A copy of these guidelines can be found on our website at www.corning.com/investor_relations/corporate_governance/board_download_library.aspx.

Board Leadership Structure

Our Board, through our Corporate Governance and Nominating Committee, annually assesses its leadership structure to ensure that the most efficient and appropriate structure is in place. As a result, we currently have a structure which combines the roles of Chief Executive Officer and Chairman and we also designate an independent Lead Director. We believe that having Mr. Weeks serve as both Chief Executive Officer and Chairman demonstrates to our investors, employees, suppliers, customers and other stakeholders that the Company is under strong leadership, with a single person setting the tone and having primary responsibility for managing our operations. This unity of leadership eliminates the potential for confusion or duplication of efforts, and provides clear leadership for the Company. We believe that the Company is well-served by this structure at the present time.

Under the current structure, our Corporate Governance Guidelines provide that the Board will designate and utilize a Lead Director. Mr. Gund served as Lead Director from April 2012 to February 2013. Due to Mr. Gund's impending mandatory retirement, Mr. Clark was elected Lead Director in February 2013. The Lead Director plays an important role in our corporate governance structure. The Lead Director's responsibilities include: presiding at meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors; serving as liaison between the Chairman and the independent directors; convening meetings of the directors; consulting with the Chairman on matters relating to corporate governance; facilitating the CEO performance review and management succession; and, when requested by major shareholders, ensuring that he is available for consultation and direct communication. The Chairman consults with the Lead Director in advance of each Board meeting to obtain his comments, suggestions and approval for the meeting schedule and timing, for each agenda, and for the types of information to be sent to the Board.

Our Board of Directors is currently comprised of 11 independent directors under the New York Stock Exchange ("NYSE") listing requirements, one non-independent director, plus two management directors. Two independent directors – Mr. Gund and Dr. Ruding – will retire at the 2013 Annual Meeting of Shareholders. All of our directors are highly accomplished and experienced in their respective fields, with demonstrated leadership in significant enterprises and familiarity with board processes. For additional information about the backgrounds and qualifications of our directors, see "Our Director Nominees" in this proxy statement.

Our Board has six standing committees—Audit, Compensation, Corporate Relations, Executive, Finance, and Nominating and Corporate Governance. Three of the committees are comprised solely of independent directors. Four of the committees have a separate, independent chair, and the Executive Committee has five independent directors and two management directors as members. The chair of each of these committees is responsible for directing the committee in fulfilling its responsibilities, see "Meetings and Committees of the Board" in this proxy statement.

In February 2013, as part of our annual review of corporate governance and succession planning, the Board (led by the Nominating and Corporate Governance Committee) re-evaluated our Board leadership structure, to assess whether it remains optimal for the Company and its shareholders. The Board determined that the current Board leadership structure is working well, and facilitates effective communication, oversight and governance of the Company, while allowing independent decision making as appropriate. We believe our current leadership structure—under which our Chief Executive Officer serves as Chairman of the Board, four of the six Board committees are chaired by independent directors and our Lead Director assumes specified responsibilities on behalf of the independent directors—remains the optimal board leadership structure for the Company and our shareholders.

Executive Sessions of Independent Directors

Non-management Board members meet without management at each regularly scheduled Board meeting. Independent Board members also meet separately at least once a year. Additional meetings may be called by the Lead Director in his discretion or at the request of the Board. The Lead Director, Mr. Clark, presides over meetings of the non-management directors.

Board Risk Oversight

Corning has a comprehensive risk management program that engages the Company's management/leadership and Board. Since 2004, the Company has employed an Enterprise Risk Management program ("ERM") that was modeled on the COSO II framework. "COSO" is the Committee of Sponsoring Organizations of the Treadway Commission, a voluntary private-sector organization, established in the United States, dedicated to providing guidance to executive management and entities on critical aspects of organizational governance, business ethics, internal control, enterprise risk management, fraud, and financial reporting. Corning's ERM is a company-wide effort that involves the Board, management and Corning staff in an integrated effort to identify, assess and manage risks that may potentially affect the Company. A "Risk Council," chaired by our Vice Chairman and Chief Financial Officer, Mr. Flaws, and composed of Corning management and staff, is a core governance element of the ERM.

The Risk Council's activities include aggregating, prioritizing and assessing risks including financial, operational, business, reputational, governance and managerial risks. The Risk Council assists each of our businesses in identifying its applicable risks, and determines whether such risks are material at the Company level. Each business is responsible for managing its identified risks – as we believe the local business teams are in the best position to identify and manage their risks. We believe this central oversight of and assistance to the business teams is the most effective way to manage the Company's risks. The Risk Council reports directly to the management committee of the Company and provides reports on the Company's risk management process and its top risks periodically to both the Audit and Finance Committees.

Additionally, our Compliance Council, chaired by the Senior Vice President and General Counsel, provides the Risk Council with the results of its review of the Company's compliance with laws and regulations of the countries in which we conduct business. The Compliance Council reports directly to each of the Audit Committee and Corporate Relations Committee.

We also perform a comprehensive risk assessment related to our internal controls. This assessment includes interviews with senior management, and financial leaders as well as evaluation of Risk Council findings, audit results, current business priorities and the economic environment. The assessment results are used to establish our internal audit plan, conduct internal audits and perform any resulting remedial actions. The assessment and internal audit results are a key part of our Sarbanes-Oxley compliance program for internal controls. The Audit Committee reviews the results of the risk assessment annually and the results of our internal audits quarterly.

The Audit Committee annually reviews a comprehensive report on the Company's ERM processes. In accordance with NYSE requirements, our Audit Committee is responsible for company policies with respect to risk assessment and risk management, and to review contingent liabilities and risks that may be material to Corning, as well as major legislative and regulatory developments that could materially impact Corning's contingent liabilities and risks. Regularly, the Audit Committee reviews and discusses certain risks facing the Company, including legal issues, employee matters, information technology security and governmental regulation and legislation, among other things. Our Finance Committee, pursuant to its charter, reviews regularly the top risks identified by the ERM process and strategies for managing exposure to specific financial, economic, and hazard risks. Each of the Audit and Finance Committee's chairman reports to the entire Board of Directors regarding their risk management review and any significant items identified. In addition, each of our Board committees considers the risk exposures within its areas of responsibility. For example, our Corporate Relations Committee reviews potential risk exposures in the environmental, health, safety, employment, and product liability areas.

The full Board provides additional risk oversight in numerous ways, including the following:

- Each year, prior to its approval of the annual budget and long-term plan, the Board reviews the potential risks which could negatively impact the proposed budget and plan. This review includes the types of risks, as well as pessimistic and worst case scenarios should the identified risks be realized.
- The Board frequently reviews the Company's Strategic Framework and any risks which might negatively impact it.
- Prior to approving any significant investment or divestiture actions by the Company, the Board reviews a detailed proposal identifying the rationale and risks involved in such action.
- The Board regularly receives written reports covering environmental, safety and health, and human resources matters.
- At least four times each year, the Board attends "Technology with the Board" sessions, which allow the directors to review and discuss current research and development projects and thereby assess risks related to the Company's technology and intellectual property developments.
- The full Board also engages in periodic discussions regarding risks with our Chief Executive Officer, Chief Financial Officer, and other company officers, as it deems appropriate.

We endeavor to keep the Board fully apprised of risks facing the Company and believe that our directors provide effective oversight of the risk management function. We believe the Board's risk oversight function allows our directors to make well-informed decisions and increases the effectiveness of the Company's leadership structure.

Communications with Directors

Shareholders and interested parties may communicate concerns to any director, committee member or the Board by writing to the following address: Corning Incorporated Board of Directors, Corning Incorporated, One Riverfront Plaza, MP HQ E2 10, Corning, New York 14831 Attention: Corporate Secretary. Please specify to whom your correspondence should be directed. The Corporate Secretary has been instructed by the Board to promptly forward all correspondence (except advertising, spam, junk mail and other mass mailings, product inquiries and suggestions, resumes, surveys or any unduly hostile, threatening or illegal materials) to the relevant director, committee member or the full Board, as indicated in the correspondence.

Director Independence

Independent oversight bolsters our success. A director is considered independent under NYSE rules if our Board determines that the director does not have any direct or indirect material relationship with Corning. Our Corporate Governance Guidelines require that the Board make an annual determination regarding the independence of each of our directors. The Board made these determinations on February 6, 2013, based on an annual evaluation performed by and recommendations made by the Nominating and Corporate Governance Committee. The Board of Directors has determined that Messrs. Canning, Clark, Cummings, Gund, Landgraf, Martin, and Tookes and Drs. Brown, Rieman, Ruding and Wrighton are "independent" within the meaning of the rules of the New York Stock Exchange, based on its application of the standards set forth in our Corporate Governance Guidelines. Specifically, the Board determined that these 11 directors were independent because no relationship was identified that would automatically bar them from being characterized as independent, and any relationships identified were not so material as to impair their independence.

In making this determination, the Board considered, among other things, the following relationships, each of which it determined were not material:

- Until February 14, 2013, Dr. Brown was a director of Varian Medical Systems, Inc., which in the last three fiscal years has purchased and sold less than $1,912,900 with Corning.
- Mr. Canning is on the board of Exelon Corporation, which acquired Constellation Energy by merger on March 12, 2012. Constellation has been an energy supplier to Corning facilities for several years. Corning paid $5,200,000, $7,000,000 and $11,200,000 million to Constellation Energy in 2010, 2011 and 2012.
- Mr. Cummings is an employee of JPMorgan Chase & Co. ("JPM"). He is not a JPM section 16 executive officer under the SEC or NYSE rules. JPM and its affiliates provide various investment banking services including underwriting, commercial lending and banking and other financial advisory services, including provision of credit facilities to Corning and its affiliates. Corning's fees to JPM were approximately, $4,200,000, $2,600,000 and $14,600,000 for each 2010, 2011 and 2012, respectively. Mr. Cummings has no personal involvement in JPM services provided to or fees paid by Corning.
- Mr. Martin is a partner of Patton Boggs LLP, a law firm ("Patton Boggs"). Patton Boggs has previously provided professional services to Corning on various matters. Corning paid the firm approximately $255,000, $42,900 and $110,000 in each of 2010, 2011 and 2012. Corning ended its relationship with Patton Boggs in 2012 and has agreed to discontinue its retention of the firm during Mr. Martin's tenure as director.
- Mr. Tookes is a director of BBA Aviation plc (a British public company), the parent company of Signature Flight Support ("SFS"), a company that provides aviation support services to Corning. In the last three fiscal years, SFS has provided services to Corning in an aggregate amount of approximately $100,000.
- Dr. Wrighton is a director of Cabot Corporation, a company which sold products to Corning in an aggregate amount of approximately $705,600 in 2010, 2011 and 2012; and Brooks Automation, a company which sold an aggregate of approximately $186,300 in products to Corning in the last three fiscal years. Both Cabot Corporation's sales to and purchases from Dow Corning Corporation ("DCC") were below $60,200,000 for each of the last three fiscal years. DCC, which is 50% owned by each of Corning and The Dow Chemical Company, is not controlled by Corning, and has a separate board of directors.

In determining that each of each of Messrs. Brown, Canning, Cummings, Martin, Tookes and Wrighton's above relationships are not material, the Board considered: the fact that such relationships arise only from their position as an employee or director of the respective companies; that such director has no direct or indirect material interest in any of the transactions between Corning or its affiliate, as the case may be, and the respective company; that none is a Section 16 executive officer of these companies; that such director had no role or financial interest in any decisions about any of these transactions; and that such a relationship would not bar independence under the NYSE Listing Standards or Corning's Director Qualification Standards.

The Board concluded that based on all of the relevant facts and circumstances, none of the above relationships constituted a material relationship with Corning that represents a potential conflict of interest, or otherwise interferes with the exercise by any of these directors of his or her independent judgment from management of Corning.

Messrs. Flaws and Weeks are not independent because they are each executive officers of Corning.

Dr. Burns was an executive officer of Dow Corning Corporation (which is 50% owned by Corning) until her December 31, 2011 retirement, and so is not an independent director.

Each member of the Board's Audit, Compensation, and Nominating and Corporate Governance Committees is independent within the meaning of the NYSE Listing Standards, Securities Exchange Act Rule 10A-3 and Corning's Director Qualification Standards.

Commitment of our Board – Attendance at 2012 Meetings

The Board of Directors held 18 regularly scheduled meetings and two special meetings during 2012. Overall attendance at such meetings was 98.51%. Each director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served in 2012.

Our Corporate Governance Guidelines provide that each director will make every effort to attend the Annual Meeting of Shareholders. All of our current directors, who were members of our Board at the time, attended the 2012 Annual Meeting of Shareholders.

Our Board Committees

Board Committees

In addition to an Executive Committee, which is specified in the By-Laws and acts by delegation, Corning has five standing Board committees: Audit, Compensation, Corporate Relations, Finance, and the Nominating and Corporate Governance Committees. Each committee's written charter, as reviewed annually and adopted by the Board of Directors, is available on Corning's website at www.corning.com/investor_relations/corporate_governance/board_download_library.aspx.

The Committee memberships below are as of February 7, 2013.

Audit

The Audit Committee met 13 times during 2012. The current members of the Audit Committee are Messrs. Landgraf (Chair) and Martin and Drs. Rieman, Ruding and Wrighton. The Audit Committee:

- Assists the Board of Directors in its oversight of (i) the integrity of Corning's financial statements, (ii) the internal auditors' performance, and (iii) Corning's compliance with legal and regulatory requirements;
- Meets in executive sessions with the independent registered public accounting firm, internal auditors and management;
- Approves the appointment of Corning's independent registered public accounting firm;
- Reviews and discusses with the independent registered public accounting firm and the internal auditors the effectiveness of Corning's internal control over financial reporting, including disclosure controls;
- Reviews and discusses with management, the independent registered public accounting firm and the internal auditors, the scope of the annual audit;
- Reviews the quarterly and annual financial statements and other reports provided to shareholders with management and the independent registered public accounting firm;
- Discusses company policies with respect to risk assessment and risk management, and reviews contingent liabilities and risks that may be material to Corning, as well as major legislative and regulatory developments that could materially impact Corning's contingent liabilities and risks;
- Oversees the independent registered public accounting firm's qualifications, independence and performance;
- Reviews transactions between Corning and related persons that are required to be disclosed in our filings with the SEC; and
- Determines the appropriateness of and approves the fees for audit and permissible non-audit services to be provided by the independent registered public accounting firm.

Audit Committee Financial Experts

The Board of Directors has determined that three members of the Audit Committee, Mr. Landgraf and Drs. Ruding and Wrighton, qualify as Audit Committee Financial Experts.

Compensation

The Compensation Committee met nine times during 2012. The current members of the Compensation Committee are Dr. Rieman (Chair) and Messrs. Brown, Clark, Gund, Landgraf and Tookes. The Compensation Committee:

- Reviews Corning's goals and objectives with respect to executive compensation;
- Evaluates the CEO's performance in light of Corning's goals and objectives;
- Determines and approves compensation for the CEO and other officers of Corning;
- Reviews and approves employment, severance and change in control agreements for the CEO and other officers of Corning;
- Recommends to the Board the compensation arrangements with non-management directors;
- Oversees Corning's equity compensation plans; and
- Makes recommendations to the Board regarding non-equity incentive and equity incentive plans.

Compensation decisions for executives, including the "Named Executive Officers," the five executive officers of the Company listed in this proxy statement, and the directors are reviewed and approved by the Compensation Committee. The Compensation Committee has administrative and/or oversight responsibility to compensate key executives effectively and in a manner consistent with our stated compensation strategy. The Compensation Committee has engaged an independent executive compensation expert from Aon Hewitt, an outside global human resources consulting firm, to conduct a review and comment on its total compensation program for executives. The independent expert supports the Committee by providing data regarding market practices and makes recommendations for changes to plan designs and policies that are consistent with the Company's compensation philosophy.

The agenda for meetings of the Compensation Committee is determined by its Chairman, with the assistance of the Senior Vice President Human Resources and the Senior Vice President Global Compensation and Benefits. The Chief Executive Officer and the Chief Administrative Officer are invited to attend the Compensation Committee meetings, though the CEO leaves the room during discussions and deliberations of individual compensation actions affecting him personally. The Compensation Committee Chairman reports the Committee's recommendations on executive compensation to the Board. The Company's Global Compensation and Benefits department supports the Compensation Committee in its duties and, along with the Chief Administrative Officer, may be delegated authority to fulfill certain administrative duties regarding the compensation programs. The Compensation Committee has authority under its charter to retain, approve fees for and terminate advisors, consultants and agents as it deems necessary to assist in the fulfillment of its responsibilities. The Compensation Committee reviews the total fees paid to Aon Hewitt by the Company to ensure that the independent compensation expert maintains his objectivity and independence when rendering advice to the Committee. For more information on the Compensation Committee, see "Compensation Discussion and Analysis".

Corporate Relations

The Corporate Relations Committee met five times during 2012. The current members of the Corporate Relations Committee are Dr. Burns (Chair) and Mr. Cummings. The Corporate Relations Committee focuses on the areas of employment policy, public policy and community relations in the context of the business strategy of Corning.

Executive

The Executive Committee met seven times during 2012. The current members of the Executive Committee are Messrs. Weeks (Chair), Canning, Clark, Cummings, Flaws, Landgraf and Tookes. All other directors are alternate members of the Executive Committee. The Executive Committee serves primarily as a means of taking action requiring Board approval between regularly scheduled meetings of the Board. The Executive Committee is authorized to act for the full Board on matters other than those specifically reserved by New York law to the Board. In practice, the Executive Committee's actions are generally limited to matters such as the authorization of corporate credit facilities, borrowings and pricing of Corning's public offering of securities, and specific transactions for which the Board delegates its authority.

Finance

The Finance Committee met eight times during 2012. The current members of the Finance Committee are Messrs. Cummings (Chair), Canning, Flaws and Martin and Drs. Burns, Ruding and Wrighton. The Finance Committee:

- Monitors present and future capital requirements of Corning;
- Reviews all material transactions prior to execution;
- Reviews potentials mergers, acquisitions, divestitures and investments in third parties;
- Reviews Corning's exposure to financial, economic and hazard risks;
- Monitors Corning's cash management plans and activities;
- Reviews Corning's tax position and strategy;
- Reviews and monitors Corning's credit rating;
- Reviews funding actions for Corning's pension programs; and
- Reviews Corning's financial plans and other financial information that Corning uses in its analysis of internal decisions.

Nominating and Corporate Governance

The Nominating and Corporate Governance Committee met five times during 2012. The current members of the Nominating and Corporate Governance Committee are Messrs. Tookes (Chair) Canning, Clark and Gund and Dr. Brown. The Nominating and Corporate Governance Committee:

- Identifies individuals qualified to become Board members;
- Reviews candidates recommended by shareholders;
- Determines the criteria for selecting director nominees;
- Conducts inquiries into the background of director nominees;
- Recommends to the Board, director nominees to be proposed for election at the Annual Meeting of Shareholders;
- Reviews and recommends to the Board, whether to accept or reject the resignation of an incumbent director who failed to receive a majority of the votes cast in an election that is not a result of a contested election pursuant to the Company's Majority Voting Policy;
- Monitors significant developments in the regulation and practice of corporate governance;
- Develops and recommends to the Board corporate governance guidelines;
- Assists the Board in assessing the independence of Board members;
- Identifies Board members to be assigned to the various committees;
- Oversees and assists the Board in the review of the Board's performance;
- Establishes director retirement policies;
- Reviews, approves and ratifies transactions between Corning and related persons; and
- Reviews activities of Board members and senior executives for potential conflict of interest.

The process for electing director nominees entails making a preliminary assessment of each candidate based upon his/her résumé and other biographical and background information, as well as his/her willingness to serve. This information is then evaluated against the criteria set forth below, as well as the specific needs of Corning at that time. Based upon this preliminary assessment, candidates who appear to be the best fit are invited to participate in a series of interviews. At the conclusion of the process, if it is determined that the candidate will be a good fit, the Nominating and Corporate Governance Committee recommends the candidate to the Board for election at the next Annual Meeting. If the director nominee is a current Board member, the Nominating and Corporate Governance Committee also considers prior Corning Board performance and contributions. The Nominating and Corporate Governance Committee uses the same process for evaluating all candidates regardless of the source of the nomination.

The Nominating and Corporate Governance Committee will consider candidates recommended by shareholders. If you wish to nominate a candidate, please forward the candidate's name and a detailed description of the candidate's qualifications, skills and experience, a document indicating the candidate's willingness to serve and evidence of the nominating shareholder's ownership of Corning's shares to: Corporate Secretary, Corning Incorporated, One Riverfront Plaza, Corning, New York 14831. A shareholder wishing to nominate a candidate must also comply with the notice requirements described above under the question "How Do I Submit A Shareholder Proposal For, Or Nominate A Director For Election At Next Year's Annual Meeting?"

Compensation Matters

Proposal 2 An Advisory Vote to Approve Executive Compensation (Say-on-Pay)

Our Board of Directors is requesting that shareholders approve the compensation of our Named Executive Officers as disclosed, pursuant to Item 402 of Regulation S-K of the Securities Act of 1933, in the Executive Compensation section of this proxy statement.

- This includes the Compensation Discussion and Analysis, the Summary Compensation Table and the supporting tabular and narrative disclosure on executive compensation.
- This vote is advisory and not binding on our Company, but the Board of Directors values the opinions that shareholders express in their voting and will consider the outcome of the vote in the future.

Most Recent Say-on-Pay Vote Result

Last year, Corning received approximately 95% shareholder support from the non-binding Say-on-Pay advisory vote. We view this as an affirmation of our current pay practices. As a result, few changes were made to our executive compensation program in 2012, although improvements were implemented.

In addition, the Company annually visits with our largest investors to understand their expectations and discuss various matters related to Corning. During 2012, we met with over 70% of our top institutional holders on multiple occasions, none of whom raised executive compensation-related concerns.

Share Price Performance and Pay Alignment

Corning's 2012 total shareholder return – including the reinvestment of dividends – was slightly negative. While we are disappointed with this result, we believe this is not an accurate reflection of the intrinsic value of the Company. Further explanation can be found in the Compensation Discussion & Analysis ("CD&A") which includes a summary of 2012 business highlights.

During 2012, we targeted CEO compensation at the median of our peer group. Through strong execution, our financial results exceeded our targets that were set and agreed to during a rigorous goal setting process. As a result, our performance-based incentive plans paid out above target.

Compensation Program

Our management team and the Board strive to balance near-term results while building shareholder value through thoughtful investments in research and development. To fulfill this mission, Corning's "pay for performance" philosophy forms the foundation for all decisions regarding executive compensation made by the Compensation Committee. In addition, our compensation programs are designed to facilitate strong corporate governance. Please refer to "Compensation Discussion and Analysis—Executive Summary" for an overview of the compensation of Corning's NEOs.

The Compensation Discussion and Analysis portion of this proxy statement contains a detailed description of our executive compensation philosophy and programs, the compensation decisions the Compensation Committee has made under those programs and the factors considered in making those decisions, including 2012 Company performance, focusing on the compensation of our NEOs. We believe that we have created a compensation program deserving of shareholder support.

For these reasons, the Board of Directors recommends that shareholders vote in favor of the resolution:

RESOLVED, that on an advisory non-binding basis, the total compensation paid to the Company's Named Executive Officers (CEO, CFO and three other most highly compensated executives), as disclosed in the proxy statement for the 2013 Annual Meeting of Shareholders pursuant to the disclosure rules of the Securities and Exchange Commission (Item 402 of Regulation S-K), including the Compensation Discussion and Analysis and the supporting tabular and related narrative disclosure on executive compensation, is hereby APPROVED.

Our Board unanimously recommends a vote FOR the resolution approving the compensation of our Named Executive Officers.

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors (the "Committee"), composed entirely of independent directors, is responsible to the Board of Directors for the oversight and administration of executive compensation at Corning ("we", "us", "Corning" or the "Company"). The Committee approves the principles guiding the Company's compensation philosophy, reviews and approves executive compensation for executive officers (including cash compensation, equity incentives, benefits and perquisites) and reports its actions to the Board of Directors for review and, as necessary, approval.

In this section, we describe the material components of our executive compensation program for the "named executive officers" or "NEOs" listed below, whose compensation is set forth in the 2012 Summary Compensation Table and other compensation tables contained in this proxy statement.

Wendell P. Weeks	*Chairman, Chief Executive Officer ("CEO") and President*
James B. Flaws	*Vice Chairman and Chief Financial Officer*
Kirk P. Gregg	*Executive Vice President and Chief Administrative Officer*
Lawrence D. McRae	*Executive Vice President, Strategy and Corporate Development*
Jeffrey W. Evenson	*Senior Vice President and Operations Chief of Staff*

To assist shareholders in finding important information, we call you attention to these sections:

- What's New in 2012 page 23
- 2012 Corporate Performance Highlights page 24
- Our Peer Group for the 2012 Compensation Review page 31

In addition, our Summary Compensation Table can be found on page34.

Throughout this CD&A, we refer to our Adjusted EPS, Adjusted NPAT and Adjusted Operating Cash Flow, which are non-GAAP financial measures. Appendix A to this proxy statement contains a reconciliation of such non-GAAP measures.

Corning and our Equity Investments

Corning is a world leader in specialty glass and ceramics. Our success comes from more than 161 years of materials science and process engineering knowledge, which allows us to create and make keystone components that enable high-technology systems for consumer electronics, mobile emissions control, telecommunications and life sciences.

In addition to our wholly owned businesses, Corning invests in several equity affiliates, the largest of which are Dow Corning Corporation and Samsung Corning Precision Materials Co., Ltd., which contribute significantly to our financial performance. Although Corning's reported net income reflects our 50% ownership share of the earnings of these equity investments – 47% of our net income was derived from these equity affiliates in 2012 – our reported net sales do not include our proportionate 50% share of the net sales of these entities. The combined 2012 sales for these two global companies totaled more than $9 billion; Corning's proportionate 50% share of such sales exceeds $4.5 billion. Corning also receives annual cash dividends from these equity affiliates. Given the size of these affiliates and the impact on Corning's consolidated net profit and cash flow, management allocates a significant amount of time and resources to the stewardship of these companies. ***Therefore, Corning is a "larger" company than revenues alone would indicate. It is important for our shareholders to consider the size, complexity and markets of these equity investments when benchmarking Corning to peer companies.***

What's New in 2012

At our 2012 Annual Shareholders Meeting, approximately 95% of votes cast supported Corning's executive compensation program. Management and the Committee reviewed our shareholders' affirmative vote for the 2012 Say-on-Pay resolution and believe it to be a strong show of support for Corning's current executive compensation program, and, accordingly, we have retained the core of our executive compensation program, with improvements as noted below.

Over time, our executive compensation program has changed to reflect evolving governance practices, business needs, and market and economic realities. In 2012, we took the following actions:

- Completed a rigorous review and update of our Peer Group, resulting in an updated, more relevant Peer Group;
- Increased the share ownership guidelines for our CEO from five times to six times base salary. All of our NEOs (and outside directors) are subject to stock ownership guidelines, and all met or exceeded these guidelines in 2012;
- Approved new forms of change in control and severance agreements for all corporate officers receiving such agreements after July 2004. These new agreements will be implemented to replace existing officer agreements in 2013 and 2014 and all new agreements will be in place and effective as of January 1, 2015. These new agreements contain no provision for gross-ups for excise taxes, and – in line with current practice – cap severance and other benefits at 2.99 times base salary plus target bonus, with cash severance for most officers limited to 2 times base salary plus target bonus. Of our current NEOs, only Dr. Evenson is impacted by these changes, since all other NEOs have agreements that were in place prior to July 2004;
- Announced our plans to permanently move our annual base salary review date for executive and non-executive salaried employees from January 1 and April 1, respectively, to July 1; and
- Clarified our desired CEO target pay position with the Committee to be market median. Mr. Weeks' current target total direct compensation is positioned approximately at the median of our Peer Group.

These changes, along with existing practices, ensure our programs support our business strategies, reflect the current best practices for compensation, and remain aligned with our shareholders' interests.

2012 Corporate Performance Highlights

We entered 2012 knowing that it was going to be a difficult year. In 2011, the company experienced a significant drop in net income, driven by declining prices for liquid crystal display glass, lower earnings at our equity ventures, and a higher corporate tax rate. At our 2012 Annual Meeting, we informed shareholders that we expected these trends to continue in 2012. By the second half of the year, the weak global economy began taking a toll on the Company's performance as well. Despite this challenging environment, thanks to careful preparation and relentless execution, we improved our performance each quarter and ended 2012 with record sales. We exceeded our budget in part due to strong performance in Specialty Materials because of record Corning® Gorilla® Glass sales, disciplined spending controls and manufacturing cost improvements. More importantly, we have laid the foundation for even stronger results beyond 2012.

Our 2012 business focus encompassed three primary elements: stabilizing performance in our Display Technologies segment in the wake of a maturing business cycle and significant pricing pressures; achieving positive momentum in this business; and improving earnings by growing sales and improving margins in our non-Display businesses. We made good progress against these goals in 2012, especially in light of the current global economy. We also maintained our strong balance sheet which allowed us to continue investing in future innovations, complete an acquisition and increase our distributions to our shareholders.

We are disappointed with Corning's recent stock price performance. In 2012, including the reinvestment of dividends, total shareholder return was slightly negative year-over-year. We believe this is not an accurate reflection of the intrinsic value of the Company. For example, during 2012 we posted record revenue and had our third consecutive year of Operating Cash Flow in excess of $3 billion. In 2012, we distributed $472 million to our shareholders in the form of cash dividends and completed a $1.5 billion repurchase program that totaled 111 million shares thus delivering incremental value to our continuing shareholders. Our balance sheet remains very strong, with $6.1 billion in cash and short-term investments, and a low debt-to-equity ratio. Looking ahead, we continue to see positive growth prospects for the Company and we expect free cash flow to continue to increase, allowing us to continue to invest in our future growth and sustain our distributions to shareholders.

Here is summary of 2012 business highlights:

- *Stabilization of Display Technologies:*
  - We held LCD glass pricing to moderate declines after the first quarter, and we now have new agreements with some key customers, all the while managing our LCD glass capacity to the level of demand.
- *Growth of Non-LCD businesses:*
  - Our Specialty Materials Divisions' sales exceeded expectations, closing the year up 25% over 2011. This was driven by strong Corning Gorilla Glass sales.
  - Within our Telecommunications Division, we invested in a new optical fiber plant in India, positioning us for future growth in this important emerging market.
  - We secured long-term agreements with key heavy duty diesel customers, which position us for future growth driven by new diesel regulations.
- *Delivered cost and functional excellence:*
  - We continue to deliver significant cost reductions through manufacturing performance excellence, achieving the low cost manufacturing position for more than 80% of our products.
  - We delivered strong cost controls in our staff groups.
  - We reduced actual and planned capital expenditures in 2012 and 2013.
- *Created new revenue and earnings streams:*
  - We continue to invest a significant percentage of gross margin back into RD&E enabling investments in innovation. We currently have several innovation programs that have exciting potential to create significant incremental revenue and earnings growth in the future.
  - With the acquisition of Discovery Labware, Corning Life Sciences will approach its goal of achieving $1 billion in sales, providing better balance for the Company.
- We increased our common stock dividend per share by 20%, from $0.075 per quarter to $0.09 per quarter starting in the 4th quarter of 2012 after having increased the dividend by 50% in 2011.
- We completed a $1.5 billion stock buy-back program.

Although our 2012 financial performance was down compared to 2011, our 2012 results exceeded the targets established for the year due to strong execution in many of our businesses. Key performance metrics for 2012, with some historical context, are summarized below:


GAAP Operating Cash Flow
($ millions)


$2,077
$3,835
$3,189
$3,206
2009
2010
2011
2012

Dividends Declared Per Share


$0.20
$0.20
$0.23
$0.32
2009
2010
2011
2012

The Board increased dividends per share to $0.09 in the fourth quarter for an annual payout of $0.32, or 2.5% dividend yield (based on the year-end stock price), representing a significant increase year over year.


GAAP Net Sales
($ millions)
$5,395
$6,632
$7,890
$8,012
2009
2010
2011
2012


GAAP Net Income
($ millions)
$2,008
$3,558
$2,805
$1,728
2009
2010
2011
2012


GAAP EPS
$1.28
$2.25
$1.77
$1.15
2009
2010
2011
2012

Net Income and EPS were both down year over year, driven primarily by market declines in the Display and Solar industries and significant increases in our corporate tax rate.

Despite this challenging environment, we exceeded our budget in part due to strong performance in Specialty Materials because of record Gorilla Glass sales as well as spending controls and manufacturing cost improvements.

Revenues and Operating Cash Flow for the Company were both up slightly year over year.

The Company's revenues in 2012 were the highest in its history.

Pay for Performance

Our management team must balance near-term financial results and build long-term value through thoughtful investments in innovation. To fulfill this mission, Corning's "pay for performance" philosophy forms the foundation for all decisions regarding executive compensation made by the Committee.

Corning uses a rigorous goal setting process which includes both business-driven and corporate "top down" reviews. We expected 2012 to be a challenging year, especially in our Display business and at our equity companies, and we budgeted for performance to be down in 2012 compared to 2011. Our financial results have been better than expected, and, as a result, our variable compensation paid reflects that result.

The following factors illustrate the alignment of our 2012 pay with our 2012 performance:

A modest base salary increase of 3%, which was in line with general industry trends, and in line with our merit budget for all salaried employees;

NEOs' 2012 bonus and long-term incentive targets in 2012 were flat, compared to 2011;

2012 Adjusted NPAT resulted in actual bonuses being earned at 124% of target for NEOs (after a payout equal to 10% of target for 2011);

2012 Adjusted EPS and 2012 Adjusted Operating Cash Flow resulted in 2012 cash performance units being earned at 117% of target for NEOs (after a payout equal to 60% of target for 2011);

Given our year-end stock price of $12.62:

Stock options (25% of the target long-term incentive award) granted in 2012 are underwater; and

The value of the 2012 time-based restricted stock units (25% of the target long-term incentive award) declined approximately 3% during the year.

We have also taken actions to improve shareholder returns: in the fourth quarter of 2012 we completed a $1.5 billion share repurchase program and increased our quarterly dividend by 20%. Since our executives hold a significant amount of Corning stock, the equity component of our compensation program significantly impacts the realized pay of our NEOs.

Target Compensation

For 2012, variable pay represented 88% of target total direct compensation for the CEO and 81% for non-CEO Named Executive Officers (on average). Total direct compensation consists of base salary and short-term and long-term incentives, and excludes benefits and perquisites. Two compensation elements, annual incentive compensation and cash performance units, are earned only if the corporate financial performance goals for the year are met. The value of the remaining long-term incentive components, stock options and restricted stock units, depend directly on our stock price performance.


CEO Pay Mix
12%
18%
70%
All Other NEO's Pay Mix
19%
16%
65%
2012 Target Base Salary
Annual Performance Incentive Plan & GoalSharing
Target Long-Term Incentive

Actual Compensation and Performance


NEO Actual v. Realizable Pay
160%
140%
120%
100%
80%
60%
40%
20%
0%
Percentage of Target
2010
TSR : 1.2%
2011
TSR : (31.9%)
2012
TSR : (0.3%)
Target Pay
Actual Pay
Realizable Pay

(1) Target Pay is total direct compensation – i.e. Base Salary plus Annual Cash Bonus opportunities through GoalSharing and the Performance Incentive Plan (at target) plus annual Long-Term Incentives (at target).

(2) Actual Pay is total earned compensation i.e. Base Salary plus Annual Cash Bonuses earned through GoalSharing and the Performance Incentive Plan, plus earned Cash Performance Units and the grant date fair values of equity awards. Discretionary bonuses are excluded from this chart.

(3) Realizable Pay takes Actual Pay and replaces the grant date fair value of equity awards with the intrinsic value of Corning stock at the fiscal year end by assuming that equity values are vested and exercised and/or sold at the year-end stock price on the last day of the fiscal year (the same date on which the TSR measurement is based).

Executive Compensation Program–Elements of Compensation

Executive Compensation Philosophy—Key Principles

The goal of the Company's compensation program is to provide competitive and motivational compensation to ensure our success in attracting, developing and retaining our key executive, managerial and technical talent. Attracting and retaining the right talent is critical to supporting and achieving our annual and long term operating priorities.

Our key compensation principles are as follows:

- *Provide a Competitive Base Salary*: The Committee does not believe that all of an NEO's annual compensation should be at risk. As a result, the Company pays a competitive base salary to each Named Executive Officer.
- *Pay for performance*: Executive Compensation should reward performance and contribution to both short-term and long-term corporate financial performance and shareholder value.
- *Team-Based Management Approach*: Corning uses a team-based management approach, so 100% of incentives awarded to NEOs are contingent on achieving a common set of goals for Corning's consolidated financial performance or the performance of Corning stock. The Committee does not establish personal objectives for the CEO or the other NEOs.

- *Incentive Compensation Should be a Greater Part of Total Compensation for More Senior Positions*: As our employees assume more responsibility and have greater opportunity to affect Company performance and shareholder value, an increasing share of their total compensation package is derived from variable incentive compensation.
- *The Interests of Our Executive Group Should be aligned with Shareholders*: Through the use of stock options and restricted stock units, as well as our stock ownership guidelines, we align the long-term interests of our NEOs with those of our shareholders.

Additional summary information concerning 2012 short-term and long-term incentives for our NEOs:

2012 Compensation Element and Objectives	2012 Award Opportunity for NEOs	2012 Performance Metrics and Results	2012 Award Earned by NEOs
Base Salary — Fixed Pay *To attract and retain talent*	NEOs Base Salaries range from $438,000 to $1.2 million	*The Committee does not believe that all of a NEO's compensation should be at risk*	
Annual Cash Bonus — Performance Incentive Plan (PIP) *Rewards short-term corporate performance*	Target is 140% of base salary for the CEO; for all other NEOs awards range from 65% to 90% Opportunity can range from 0% to 200% of target awards	Adjusted Net Profit After Tax of $1,934 million 2012 target was $1,716 million	124% of target opportunity earned. To be paid March 2013
Annual Cash Bonus — GoalSharing —all employees eligible *Reinforces team-based culture*	Target is 5% of base salary Opportunity can range from 0% to 10% of salary	Weighted average of over 100 GoalSharing Plans in place at Corning	6.26% of base salary To be paid February 2013
Corporate Performance Plan — Cash Performance Units (CPUs) (represents 50% of annual long-term incentive opportunity) *Goals are focused on measures that support the longer-term success of the Company - generating cash and improving EPS*	Cash performance unit target awards range from $550,000 to $3.5 million Opportunity can range from 0% to 150% of target awards	Adjusted EPS of $1.28; 2012 target was $1.15 Adjusted Operating Cash Flow of $3,167 million; 2012 target was $2,990 million	117% of target opportunity earned, resulting in actual awards ranging from $643,000 to $4.10 million for the NEOs
Corporate Performance Plan — Stock Options[1] (represents 25% of annual long-term incentive opportunity) *Reward long-term shareholder value creation*	Target grant date fair value of stock option awards range from $275,000 to $1.75 million	Actual value realized depends on future market performance of Corning stock and cannot be assessed until exercised	Actual grant date fair value of stock options granted for 2012 performance year ranged from approximately $262,000 to $1.67 million Vest after a three-year period Stock option awards are currently underwater – no current value
Corporate Performance Plan — Restricted Stock Units[2] (represents 25% of annual long-term incentive opportunity) *Reward long-term shareholder value creation and encourage retention*	Target grant date fair value of restricted stock units range from $275,000 to $1.75 million Realized value based, in part, on market performance of stock	Actual value realized depends on future market performance of Corning stock and cannot be accurately assessed until vested	Actual grant date fair value ranged from approximately $275,000 to $1.75 million Vest after a 3-year period Values at December 31, 2012 range from $266,000 to $1.69 million due to decline in stock price at fiscal year end

(1) The number of stock options is calculated on the day of the award using the closing stock price and a Black-Scholes valuation factor. The stock option awards have staggered grant dates: 1/3 of the total option grant award on January 3, 2012; 1/3 of the total option grant award on February 1, 2012; and 1/3 of the total option grant award on March 1, 2012. For the past nine years, the Committee has staggered the grants of stock options to avoid basing awards on a single grant date. The Committee believes that this practice is fair and equitable given the historical volatility of Corning's stock price.

(2) The number of restricted stock units is calculated on the day of the award using the closing stock price and the target value.

Discretionary Bonuses and Awards: Dr. Evenson joined Corning in June 2011. Pursuant to his compensation arrangement to join Corning, we agreed to pay Dr. Evenson $1.6 million in 2011, $0.8 million in 2012 and $0.8 million in 2013. These payments were designed to replace short- and long-term incentives forfeited by Dr. Evenson as a result of accepting Corning's offer of employment. These payments are not tied to any performance, but require Dr. Evenson's continued employment with Corning, as future payments are forfeited if he voluntarily leaves prior to the vesting dates.

In January 2011, the Committee approved a two-year retention compensation arrangement for Mr. Flaws. The arrangement was designed to encourage Mr. Flaws' continued employment at the Company beyond his expected retirement date, and to allow for phased executive successions. Under this arrangement, Mr. Flaws received a cash payment of $1.5 million on April 1, 2012. He will be eligible to receive an additional cash payment on April 1, 2013, so long as he remains an officer of the Company as of such date.

In addition, we occasionally grant special awards of restricted stock or stock options for purposes of recognition or for special retention situations. The NEOs did not receive any such awards for these purposes in 2010, 2011 or 2012.

Pay for Performance – Goal Setting Process for Annual Short- and Long-term Incentives

Corning has a very rigorous goal setting process involving both top down and bottom up budget generation with multiple levels of review. The Committee sets realistic stretch targets, based on then-current expectations of the business environment and growth and innovation plans. Regardless of changes in the economy as a whole or the markets in which we operate, we do not reset our annual goals or bonus targets once they are approved. In 2012 our plan included a significant budgeted increase to corporate tax rates.

The range of 2012 Performance Incentive Plan ("PIP") goals for Adjusted NPAT were established with the following considerations:

- The target performance goal (100% of target payout) was established at 2012 budget for Adjusted NPAT of $1,716 million. (Note: The 2012 goals were set below our 2011 actual results due to the anticipation of significant declines in our Display and Solar businesses as well as an increase in Corning's tax rate in 2012 compared to 2011.) If Adjusted NPAT met this goal for 2012, the NEOs would earn 100% of their target award under the PIP.
- A "flat spot" concept has been used by the Company for many years. The flat spot is intended to avoid cliffs in the annual bonus plan; in this way, participants are not inclined to take inappropriate risks in order to achieve a cliff goal. We believe this helps avoid unintended shortfalls or windfalls in actual bonus payouts to plan participants due solely to the uncertainty in establishing a budget and accurately forecasting expected results. In 2012, the width of the flat spot applicable to Adjusted NPAT goals was widened to ±12% of budget due to the uncertainty in the LCD industry, compared to the narrower ranges of ±3% of budget used in 2011 and ±5% of budget used in 2010.
- The minimum performance goal (0% of target payout) was established at 65% of our 2012 plan. If Adjusted NPAT did not exceed $1,116 million in 2012, the NEOs would earn nothing (0%) under the PIP.
- The maximum performance goal (200% of target payout) was established at 124% of budget, or $2,166 million Adjusted NPAT for 2012. If Adjusted NPAT met or exceeded this goal for 2012, the NEOs would earn the maximum, 200%, of their target award under the PIP.

The actual scale of Adjusted NPAT used in 2012 is shown below. The "flat spot" concept can be seen in the following chart for payout goals between 80% and 120% of target; for example, a significant change of $400 million in Adjusted NPAT would result in bonus payout adjustments of 80% to 120% of the 2012 target bonus opportunities.

2012 Compensation Metrics
For Performance Incentive Plans

$ millions	Payout %	Adjusted NPAT
MAXIMUM	200%	$ 2,166
	150%	$ 2,066
	120%	$ 1,916
TARGET	**100%**	**$ 1,716**
	80%	$ 1,516
	50%	$ 1,283
MINIMUM	0%	$ 1,116

For 2012, Actual Adjusted NPAT of $1,934 million exceeded the Adjusted NPAT goal, resulting in cash payouts of 124% of target awards for each Named Executive Officer.

Goal Setting – Long Term Incentives - Cash Performance Units:

For the 2012 performance year, cash performance unit awards under the Corporate Performance Plan were based upon two equally weighted goals: (1) Adjusted Earnings Per Share ("EPS") and (2) Adjusted Operating Cash Flow. The minimum (0%), target (100%), and maximum (150%) levels for Adjusted EPS and Adjusted Operating Cash Flow for the 2012 Corporate Performance Plan were as follows:

2012 Compensation Metrics
For Cash Performance Units

$ millions	Payout %	Adjusted EPS	Adjusted Operating Cash Flow
MAXIMUM	150%	$ 1.45	$ 3,305
	125%	$ 1.38	$ 3,235
TARGET	**100%**	**$ 1.15**	**$ 2,990**
	75%	$ 0.98	$ 2,815
	50%	$ 0.86	$ 2,687
MINIMUM	0%	$ 0.75	$ 2,570

Two goals were selected because it is important to the long-term success of the Company to focus attention on generating cash, in addition to improving earnings per share. Both the Company and the Committee believe that these metrics are appropriate for motivating and rewarding behavior that leads to improvement in operating performance and supports shareholder value over time.

Given the high level of uncertainty associated with growth through innovation and the volatility of the markets we operate in, it is difficult for the Company to set multi-year goals. As a result, we use a one-year performance period, subject to an additional two-year vesting period, if earned.

Actual results for 2012, at $1.28 of Adjusted EPS (115% of target) and $3,167 million of Adjusted Operating Cash Flow (119% of target), resulted in awards being earned at 117% of target for 2012 performance. These awards are subject to an additional two-year vesting period.

Adjustments to 2012 Reported Results

In 2012, Adjusted NPAT was the financial metric used for annual cash bonuses. Adjusted EPS and Adjusted Operating Cash Flow were the financial metrics for cash performance unit awards earned by the Named Executive Officers. The adjustments made to reported earnings in order to determine Adjusted NPAT, Adjusted EPS, and Adjusted Operating Cash Flow for 2012 were approved by the Committee in advance and were similar to the adjustments approved in prior years. These adjustments are intended to eliminate potential windfalls or penalties for non-recurring (and often non-cash) charges and gains. This allows our employees and executives to focus on improving operational performance, while taking appropriate special actions whenever necessary to benefit the Company and its shareholders. The financial metrics we use for determining annual cash bonuses and cash performance awards are non-GAAP financial measures. Throughout this CD&A, we refer to our Adjusted EPS, Adjusted NPAT and Adjusted Operating Cash Flow, which are non-GAAP financial measures. Appendix A to this proxy statement contains a reconciliation of such non-GAAP measures.

Upon the Committee's review and approval at the beginning of the year, the following special items were excluded from reported results to calculate incentives for 2012: (i) one-time charges from financing activities; (ii) gains/losses on debt buybacks, (iii) fluctuations in foreign exchange rates for Japanese Yen and Korean Won outside a specified range; (iv) restructuring or impairment charges and credits; (v) non-operating gains and losses; (vi) bankruptcy-related charges at Dow Corning or any impact of Pittsburgh Corning settlements that causes a variance to budget, (vii) tax/accounting changes; (viii) discontinued operations, (ix) extraordinary gains/losses; (x) special dividends from equity ventures; (xi) the impact from significant acquisitions or equity ventures; (xii) impact of any required accounting or tax law changes that cause a variance from budget; (xiii) the impact of release of valuation allowance on deferred tax assets; (xiv) any foreign currency translation impact on intercompany balance sheet accounts; and (xv) restructuring or impairment charges and credits, other non-operating gains and losses considered a "special event" for external reporting purposes. Corning had adjustments in several of these areas in 2012.

2012 Non-GAAP reconciliations

	NPAT	EPS	Cash Flow
2012 Reported Results	**1,728**	**1.15**	**3,206**
Pittsburgh Corning settlement charges	9	0.01	
Loss on repurchase of debt	17	0.01	
SCP asset impairments	18	0.01	
Dow Corning restructuring and impairment of assets	81	0.05	
Dow Corning contract settlement	(9)	(0.01)	
Impact of Discovery Labware Acquisition	22	0.01	8
Restructuring, impairment and other credits	91	0.06	15
Tax law changes	41	0.03	
Korean Won FX collar (KRW 1126 vs. Collar at 1000 - 1100)	(12)	(0.01)	8
FX at Corning Treasury Services			(70)
Translation capital gain	(52)	(0.03)	
Adjusted 2012 Results	**1,934**	**1.28**	**3,167**

As a result of these adjustments for 2012, Corning's Adjusted NPAT of $1,934 million was $206 million higher than Corning's reported GAAP NPAT of $1,728 million. Corning's Adjusted EPS of $1.28 was $0.13 higher than Corning's reported GAAP EPS of $1.15. Corning's Adjusted Operating Cash Flow of $3,167 million was $39 million lower than the Company's GAAP Operating Cash Flow of $3,206 million. A reconciliation of our non-GAAP financial measures to GAAP financial measures can be found in Appendix A to this proxy statement.

Other Benefit Plans

Employee Benefits: Our NEOs are eligible for the same employee benefit plans in which all other eligible U.S. salaried employees participate. These plans include medical, dental, life insurance, disability, matching gifts and qualified defined benefit and defined contribution retirement plans. We also maintain nonqualified defined benefit and defined contribution retirement plans with the same general plan features and benefits as our qualified retirement plans for all U.S. salaried employees affected by tax law compensation, contribution and/or deduction limits.

Perquisites and Other Benefits: In addition to the standard benefits available to all eligible U.S. salaried employees, the NEOs are eligible for the following additional perquisites and other benefits:

Executive Supplemental Pension Plan ("ESPP"): We maintain a nonqualified executive supplemental pension plan for approximately 30 active participants, including all of the NEOs. In 2006, we capped the percentage of cash compensation earned as a retirement benefit under our ESPP at a maximum 50% of Final Average Pay for 25 years of service or more. In 2012, we increased the earliest age under which an NEO with significant benefits payable (currently $1,000,000) under the ESPP may commence an unreduced pension from age 55 to age 57, since the retention of our most senior executives is important to Corning. The definition of pay used to determine benefits includes base salary and annual cash bonuses. Long-term cash or equity incentives are not included and do not impact retirement benefits. Executives must have 10 or more years of service to be vested under this plan. All of the NEOs except for Dr. Evenson are currently vested under this plan. For additional details of the benefits and plan features of the ESPP, please refer to the section entitled "Retirement Plans".

We maintain an ESPP to:

- Reward and retain the long-service individuals who are critical to executing Corning's growth through innovation strategy. Most participants under the plan retire from Corning with more than 20 to 30 years of service, and the Company believes that long service with the Company is a vital component of Corning's long-term success.
- Provide a reliable and competitive retirement benefit that is independent of other forms of compensation. Given the inherent volatility of performance-based awards and equity incentives, the Company believes that providing a reliable, competitive form of retirement income (independent of other elements of compensation) to participants under this plan is consistent with its focus on balancing short- and long-term interests while growing through innovation.

While we seek to maintain well-funded qualified retirement plans, we do not fund our nonqualified retirement plans.

Executive Allowance Program: In 2012, we provided the NEOs with an annual executive allowance that could be used only for limited personal aircraft rights regarding corporate aircraft and home security. Each NEO is responsible for all taxes on any imputed income resulting from this program.

We closely monitor business and personal usage on our planes and seek to keep all personal usage at a low percentage of total usage. The Committee believes that a well-managed program of limited personal aircraft rights, particularly given the limited commercial flight options available in the Corning, New York area, provides an extremely important benefit at a reasonable cost to the Company. For additional details, refer to footnotes relating to "All Other Compensation" included with the Summary Compensation Table.

Executive Physical: Members of the Executive Group in the U.S., including the NEOs, are eligible for an annual physical exam.

Executive Severance Agreements: We have entered into severance agreements, or have committed to enter into a severance agreement in the case of Dr. Evenson, with each NEO. The severance agreements provide clarity for both the Company and the executive if the executive's employment terminates. By having an agreement in place, we intend to avoid the uncertainty, negotiations and potential litigation that may otherwise occur in the event of termination. The agreements are competitive with market practices at many other large companies and are helpful in retaining senior executives. Additional details can be found under "Arrangements with Named Executive Officers".

Executive Change-in-Control Agreements: The Committee believes that it is in the best interests of shareholders, employees and the communities in which the Company operates to ensure an orderly process if a change in control of the Company were to occur. The Committee believes that it is important to prevent the loss of key management personnel (who would be difficult to replace) that may occur in connection with a potential or actual change in control of the Company. We have thus provided each NEO, and have committed to provide Dr. Evenson, with change in control agreements (separate from the severance agreements described above). The change in control agreements generally have a double trigger severance provision (i.e., the executive's employment must be terminated following a change in control). Additional details about the specific agreements can be found under "Arrangements with Named Executive Officers".

These severance and change-in-control agreements are intended to provide stability to the Company and the NEOs at critical times. The Company considers these agreements necessary to attract and retain senior executives, and the terms of these agreements are not a part of the annual compensation determination for our Named Executive Officers. In 2012, the Committee approved new forms of agreements for all corporate officers receiving such agreements after July 2004. These new agreements, to be implemented during 2013 and 2014, will become effective January 1, 2015 and contain no provision for gross ups for excise taxes, and cap severance and other benefits at 2.99 times base salary plus target bonus, with cash severance for most officers limited to 2 times base salary plus target bonus. Of our current NEOs, only Dr. Evenson is impacted by these changes, since all other NEOs have agreements that were in place prior to July 2004.

Role of Compensation Consultants

The Committee has the authority to retain and terminate a compensation consultant, and to approve the consultant's fees and all other terms of such engagement. The Committee currently retains an executive compensation expert from Aon Hewitt Associates as its independent consultant; this selection was made without the input or influence of management.

- During 2012, Aon Hewitt provided surveys and other brokerage and human resource services to the Company, but the Aon Hewitt executive compensation expert does not provide any other services to the Company. We do not believe that limited services provided by separate groups within Aon Hewitt, on discrete projects (e.g., leadership development in China, brokerage services in France) for the benefit of Corning's general employee population, affect the independent advice that the Committee receives from its consultant related to executive compensation.
- In 2012, fees for Aon Hewitt totaled $488,049, of which $57,649 was related to compensation consulting services provided to the Committee by its independent consultant. Of the remaining fees, approximately $240,000 for insurance-related services and brokerage fees in multiple countries, $179,000 related to services provided in China for Leadership Development, and $11,000 related to the purchase of salary surveys.

The consultant advises the Committee on all matters related to the compensation of the NEOs and assists the Committee in interpreting the consultant's data as well as data received from the Company. Specifically, the Committee requested the consultant to provide it with the following assistance in 2012:

- Review and provide feedback on the executive compensation proposals and any short- or long-term incentive compensation plan design changes, as applicable, developed by the Company for review and consideration;
- Attend Committee meetings, including the December meeting when annual compensation decisions are reviewed regarding the NEOs and the other 200+ members of the Executive Group, and the February 2013 meeting where decisions on these pay proposals were taken;
- Provide feedback to the Committee regarding market trends and practices and provide informed opinions regarding Corning's compensation practices, policies and executive pay levels based on the consultant's experience;
- Review and provide feedback to recommendations developed by Corning's Senior Vice President, Global Compensation and Benefits, and provide the consultant's opinion on the annual pay levels established for Corning's CEO and other NEOs, and the Peer Group used for benchmarking CEO pay level and pay practices, in general;
- Review and provide feedback to any changes proposed to any Corning plan or agreement that affects any member of Corning's Executive Group;
- Recommend changes in compensation paid to non-employee directors; and
- When requested by the Committee Chair, attend the Executive Session of independent directors to explain any compensation plan or program changes, or provide his opinion on executive pay levels.

During 2012, the Committee conducted an independence review of its compensation consultant and found that no conflict of interest exists that would prevent the consultant from independently representing the Committee after reviewing the following:

- The 6 independence factors required for consideration under new SEC rules;
- Aon Hewitt currently provides no other consulting services (other than some Leadership Development consulting in China) to Corning, and the Committee's consultant is not engaged in providing these other HR services;
- Aon plc. provides limited other services (e.g. some insurance services) to Corning; and
- Fees paid annually by Corning to Aon total less than 0.02% of Aon Hewitt's annual revenue.

In September 2012 the Committee Chair met with management, management's executive compensation consultant (Frederic W. Cook & Company, Inc.) and the Committee's consultant to review Corning's executive compensation programs, planned 2013 compensation approach and executive compensation trends. The Committee conducted an independence review of Frederic W. Cook & Company, Inc. and, found management's executive compensation consultant to be independent, as it provides no other services to the Company or the Committee.

Role of Executive Management in the Executive Compensation Process

Corning's Senior Vice President ("SVP"), Global Compensation and Benefits, working closely with other members of Corning's Human Resources, Legal and Finance departments, is responsible for designing and implementing executive compensation and discussing significant proposals or topics impacting executive compensation at the Company with the Committee.

The SVP, Global Compensation and Benefits formulates each element of the targeted total compensation recommendations for all of the NEOs and reviews the recommendations for each of the non-CEO Named Executive Officers with the CEO. The NEOs do not recommend or suggest individual compensation actions that benefit them personally.

- The CEO may propose any adjustments he deems appropriate prior to submission to the Committee.
- The recommendation for the CEO's compensation is not discussed or reviewed with the CEO prior to the Committee's review and the CEO is not present when the SVP, Global Compensation and Benefits reviews the CEO compensation recommendation with the Committee.
- The Committee receives management's recommendations for the compensation plan performance metrics and sets the final targets for the year.

The CEO and Chief Administrative Officer are invited to attend Committee meetings, although the CEO leaves the room during any discussions or deliberations of individual compensation actions affecting him personally. The Chief Financial Officer attends the annual Committee meeting to review the CD&A; however, he is also provided with copies of Committee meeting materials that are mailed in advance to all Committee members as well as a copy of the minutes prepared after the meetings. The SVP, Human Resources also attends Committee meetings.

Our Peer Group for the 2012 Compensation Review

The Company currently participates in and uses three general executive compensation surveys to benchmark NEO compensation:

- Mercer S&P 500 Executive Survey;
- Towers Watson Executive Survey; and
- Equilar Top 25 Survey.

In addition to the three general surveys, we also use proxy data obtained from service providers, such as Equilar, Inc., to review the actual compensation levels of named executive officers at companies in a variety of manufacturing and service industries that are similar in size or have similar characteristics to Corning (the "Peer Group").

Corning is a diversified technology company with five reportable business segments (Display Technologies, Telecommunications, Life Sciences, Specialty Materials and Environmental Technologies (most notably with the automotive industry)). The majority of our businesses do not have unique, identifiable U.S. peers; in fact, most of our businesses compete with non-U.S. companies in Asia and Europe, or privately held companies. Similarly, the majority of our key customers are non-U.S. companies or extremely large U.S. companies that would not be appropriate peers for Corning. The importance of Corning's equity affiliates to our results adds further complexity to the identification of a representative peer group. In attempting to identify peer companies, Corning must look to globally diversified companies or innovation companies in other industries to find companies of similar size and complexity (when viewed in terms of revenues, net income, market capitalization, assets and number of employees).

In 2012, the Company and the Committee undertook a rigorous review of our Peer Group for use in benchmarking pay practices and the target median pay level for the CEO. This was necessary because our previous approach of looking solely at "similarly sized" companies did not focus on particular industries or business segments that Corning actually operates in, and with changes over time, did not result in a stable peer group from year to year.

We engaged both management's compensation consultant as well as the Committee's compensation consultant in formulating recommended Peer Group companies. In constructing the new Peer Group, we looked for companies to reflect the global business segments that Corning operates in with revenues generally in the range of 0.5x and 2.1x Corning's revenues. As a result of this review,

- Four companies were identified in the Life Sciences segment;
- Five companies were identified in Telecommunications;
- Two companies were identified in the Automotive supply segment; and
- Three companies were identified in Specialty and Chemicals.

No U.S. companies were found to reflect Corning's business in the Display Technologies segment. As a result, we rounded out our new Peer Group of 23 companies by looking at innovative companies in the Semiconductor and Computer area and diversified manufacturing companies that operate in varied industries.

While Corning's reported revenues are lower than the $10.5 billion median revenues of this new Peer Group, its number of employees and market capitalization are above the median and its net income and total assets are in the top quartile of this Peer Group. As previously noted, revenues alone do not reflect the size and complexity of Corning due to its large equity affiliates where Corning's share of the net income from these entities is included in Corning's reported earnings, but its share of the entity revenues is not included in our reported revenues.

Corning uses peer groups solely as a reference point, and in combination with broader executive compensation surveys, to assess our CEO's target compensation. Our goal is to target the pay of our CEO at the Peer Group median.

Market salary surveys and the Peer Companies are used to ensure the CEO's pay level is fairly positioned, at target, near the median of the market (for 2012, our CEO's total target direct compensation of approximately $9.95M was found to be positioned at approximately median of the various benchmarks the Committee reviewed). However, beyond that, the external data serves merely as a reference point with internal equity compared to the CEO for the non-CEO NEOs being a more important consideration in establishing a base salary and total direct compensation for non-CEO NEO's and executives. As a result of deliberately positioning these base salaries and total direct compensation closer to that of the CEO than do many other companies, the total pay of the non-CEO NEOs is generally positioned within the top quartile when reference is made to the various executive compensation surveys.

Corning's Peer Group is:

Advanced Micro Devices	Medtronic Inc.
Agilent Technologies	Monsanto Company
Applied Materials Inc.	Motorola Solutions Inc.
BorgWarner	NetApp, Inc
Boston Scientific Corp.	PPG Industries Inc
Broadcom Corp	Praxair Inc
Cummins Inc.	Qualcomm Inc
Danaher Corporation	Rockwell Automation Inc
Dover Corporation	TE Connectivity Ltd.
Eaton Corporation	Texas Instruments Inc
Harris Corporation	Thermo Fisher Scientific Inc
Juniper Networks Inc.	

The information reviewed by the Committee in December 2012 was based on data filed in 2012 and was used to establish target pay levels for 2013.

Peer Group	Revenues (\$MMs)	Income Before Extraordinary Items (\$MMs)	Total Assets (\$MMs)	Year End Market Capitalization (\$MMs)	Number of Full-Time Employees
Median	\$ 10,517	\$ 1,020	\$ 13,929	\$ 14,570	23,000
Corning's Rank	15 of 24	3 of 24	4 of 24	7 of 24	10 of 24

Median total direct CEO compensation reported in the Peer Group was \$9.8 million and 75th percentile total direct CEO compensation was \$12.6 million, compared to Corning's target CEO pay of \$9.95 million.

Anticipated Changes in Compensation Practices for 2013

In order to better align our compensation, goal setting and performance management processes, Corning has decided to:

- Permanently move the effective date for all salaried (executive and non-executive) merit salary reviews from January 1 (executive merits) and April 1 (non-executive salaried merits) to July 1:
- Change timing of awards under the executive long-term incentive program, as follows:
  - cash performance units awarded in February rather than January;
  - restricted stock units awarded in March rather than January; and
  - stock options granted in March, April and May rather than January, February and March.

Currently, we do not anticipate making any other significant changes to our total executive compensation program in 2013.

Additional Information

Compensation Risk Analysis

Corning does not use compensation policies or practices that create risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Discussion and Analysis describes generally the compensation policies and practices that apply to all executive and management employees throughout the Company. Annually, a cross-functional team with representatives from Human Resources, Legal and Finance assesses Corning's compensation policies and practices from a risk-taking perspective, and reviews its conclusions with the Committee. The 2012 assessment supporting our conclusion considered, among other things:

- We have capped payout levels for annual incentives, including sales commission plans, annual cash bonuses (at 200% of target) and cash performance unit awards (at 150% of target);
- The mix of cash and equity payouts tied to both short-term financial performance and long-term value creation;
- The time vesting requirements in our long-term incentive plans, which help align the interests of employees to long-term stakeholders;
- The use of financial performance metrics that are readily monitored and reviewed;
- The rigorous budget and goal setting processes which involves both top-down and bottom-up analysis;
- The use of common performance metrics for incentives across Corning's management team and all eligible employees, with corporate results impacting the compensation of all Corning employees;
- The use of a "flat spot" in our annual incentive plan that is intended to avoid imprudent risk-taking to achieving cliff goals;
- Our stock ownership requirements for NEOs;
- The Company's clawback and anti-hedging policies; and
- Multiple levels of review and approval of awards, including Compensation Committee approval on all officer compensation proposals.

"Reload" Stock Options

The reload feature is no longer included in any Corning stock option grants made on or after February 28, 2003. No stock options granted with a reload feature remain outstanding.

"Clawback" Policy

Since 2007, we have had a policy that gives the Committee the sole and absolute discretion to make retroactive adjustments to any cash or equity based incentive compensation paid to certain Executive Officers and other key employees where such payment was based upon the achievement of certain financial results that were subsequently the subject of a restatement. Based on its review and judgment, the Committee may seek to recover any amount that it determines was received inappropriately by these individuals.

Stock Ownership Guidelines

The NEOs and directors are subject to stock ownership guidelines. All NEOs or directors in their role for at least 5 years meet or exceed the ownership requirement. In 2012, the Committee increased the guidelines for the CEO's stock ownership from 5 times to 6 times base salary. The ownership guidelines are as follows:

Chief Executive Officer	6x Base Salary
NEOs other than the CEO	3x Base Salary
Non-employee Directors	5x Annual Cash Retainer

Anti-Hedging Policy

We have a policy that prohibits any member of the Officer Group or any director from selling or buying publicly traded options on Corning stock, or trading in any Corning stock derivatives. Additionally, these individuals may not engage in transactions in which he or she may profit from short-term speculative swings in the value of Corning stock utilizing "short sales" or "put" or "call" options.

Anti-Pledging Policy

We have a policy that prohibits any member of the Officer Group or any director from holding Corning stock in a margin account or pledging Company securities as collateral for a loan.

Compensation Deductibility

As a matter of practice, the Committee generally intends to set performance-based goals annually under the Company's various variable compensation plans and to deduct compensation paid under these plans and gains realized from stock options to the extent consistent with the provisions of Section 162(m) of the Internal Revenue Code of 1986, as amended. However, the Committee may conclude that paying non-deductible compensation (such as some time-based restricted stock) is consistent with our shareholder's best interests. Corning's current performance-based incentive plans (including the annual cash bonuses paid under the Performance Incentive Plan and stock options and cash performance units awarded under the Corporate Performance Plan) generally are intended to be operated in compliance with Section 162(m) to ensure that compensation paid under those programs is deductible.

Accounting Implications

In designing our total compensation and benefit programs, we review the accounting implications of our decisions. We seek to deliver cost-effective compensation and benefit programs that meet both the needs of the Company and our employees. The Committee and the Company, while always cognizant of the accounting expense ascribed to various forms of cash compensation, benefits and equity awards, do not determine the respective amounts of awards to various executives and employees solely on the basis of the schedule of accounting expense recognition of such awards. The disclosed values of cash and equity long-term incentive awards are based on the accounting cost of awards covering multiple performance periods and historical grant prices that could be higher or lower than current stock prices. In addition, actual performance and the vesting/exercise dates of various awards have a dramatic impact on the actual value of awards received by plan participants.

Compensation Committee Report

The Compensation Committee of the Board of Directors (the "Committee"), composed entirely of independent directors, is responsible to the Board of Directors and our shareholders for the oversight and administration of executive compensation at Corning ("we", "us", "Corning" or the "Company"). The Committee approves the principles guiding the Company's compensation philosophy, reviews and approves executive compensation levels (including cash compensation, equity incentives, benefits and perquisites for executive officers) and reports its actions to the Board of Directors for review and, as necessary, approval. The Committee is responsible for interpreting Corning's executive compensation plans and programs. In the event of any questions or disputes, the Committee may use its judgment and/or discretion to make final administrative decisions regarding these plans and programs. It is our practice that all compensation decisions affecting the Officer Group must be reviewed and approved by the Committee. Additional details regarding the role and responsibilities of the Committee are defined in the Committee Charter, located within the Corporate Governance section of the Company's website.

The Committee has reviewed and discussed the foregoing CD&A with management. Based on our review and discussions with management, we recommended to the Board of Directors that the CD&A be included in this proxy statement and in our Annual Report on Form 10-K for the year ended December 31, 2012.

The Compensation Committee:

Deborah D. Rieman, *Chairman*
John Seely Brown
Richard T. Clark
Gordon Gund

Summary Compensation Table

The following tables, narrative and footnotes discuss the 2012 compensation of the Chairman, Chief Executive Officer and President, the Chief Financial Officer and the other three most highly compensated executive officers, who are referred to as the Named Executive Officers.

Named Executive Officer	Year	Salary ($)	Bonus ($)[8]	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value And Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Wendell P. Weeks	2012	1,197,308	0	1,749,994	1,668,623	6,265,910	1,193,672	572,297	12,647,804
Chairman, Chief Executive Officer and	2011	1,167,154	0	1,749,994	1,707,225	2,323,076	2,913,618	472,465	10,333,531
President	2010	1,069,423	0	0	1,130,269	6,724,681	2,012,201	429,114	11,365,689
James B. Flaws	2012	901,731	1,500,000[6]	874,997	834,314	3,118,847	1,970,034	174,533	9,374,456
Vice Chairman and	2011	880,923	0	799,993	780,440	1,083,921	928,884	250,896	4,725,056
Chief Financial Officer	2010	852,731	0	0	530,539	3,532,329	1,126,535	238,876	6,281,010
Kirk P. Gregg	2012	634,885	0	500,006	476,749	1,805,264	1,747,802	133,278	5,297,985
Executive Vice President and Chief Administrative	2011	620,231	0	499,995	487,775	677,936	992,443	168,805	3,447,184
Officer	2010	600,115	0	0	374,839	2,447,897	983,105	161,458	4,567,415
Lawrence D. McRae	2012	612,885	0	500,006	476,749	1,783,427	1,237,468	62,315	4,672,849
Executive Vice President, Strategy and Development	2011	598,269	0	437,494	426,816	597,180	1,619,219	70,530	3,749,508
Jeffrey W. Evenson	2012	434,500	800,000[7]	275,001	262,213	1,023,947	94,851	479,849	3,370,360
Senior Vice President and Operations Chief of Staff	2011	220,673	1,600,000[7]	162,503	154,986	221,590	27,254	482,535	2,869,541

(1) Amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of awards of restricted stock units granted pursuant to the Corning Corporate Performance Plan. Assumptions used in the calculation of these amounts are included in Note 19 to the Company's audited financial statements for the fiscal year ended December 31, 2012 included in the Company's Annual Report on Form 10-K filed with the SEC on February 13, 2013. This same method was used for the fiscal years ended December 31, 2011 and 2010. There can be no assurance that the grant date fair value amounts will ever be realized.

(2) Amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of stock option awards granted pursuant to the Corning Corporate Performance Plan. Assumptions used in the calculation of these amounts are included in Note 19 to the Company's audited financial statements for the fiscal year ended December 31, 2012 included in the Company's Annual Report on Form 10-K filed with the SEC on February 13, 2013. This same method was used for the fiscal years ended December 31, 2011 and 2010. There can be no assurance that the grant date fair value amounts will ever be realized.

(3) Amounts in this column reflect combined cash bonuses and cash performance units. All of the annual cash bonuses paid to the Named Executive Officers are performance-based. Cash bonuses are paid annually through two plans: (i) GoalSharing; and (ii) the Performance Incentive Plan. Awards earned under the 2012 GoalSharing plan were 6.26% of each Named Executive Officer's year-end base salary and paid in February 2013. Awards earned under the 2012 Performance Incentive Plan were based on actual corporate performance compared to the Adjusted NPAT goals established for the plans in February 2012. Based on actual performance, each of the Named Executive Officers earned Performance Incentive Plan awards equal to 124% of their annual target bonus opportunities (established as a percentage of year-end base salary). Cash awards earned under the Performance Incentive Plan for 2012 will be paid in March 2013. The following table indicates awards earned under the GoalSharing Plan and the Performance Incentive Plan reflected in this column:

Named Executive Officer	Year End Base Salary ($)	2012 PIP Target %	Actual 2012 PIP Performance Results (% Target)	2012 PIP Award ($)	Actual 2012 GoalSharing Performance %	2012 GoalSharing Award ($)
Wendell P. Weeks	1,207,000	140%	124%	2,095,352	6.26%	75,558
James B. Flaws	909,000	90%	124%	1,014,444	6.26%	56,903
Kirk P. Gregg	640,000	75%	124%	595,200	6.26%	40,064
Lawrence D. McRae	618,000	75%	124%	574,740	6.26%	38,687
Jeffrey W. Evenson	438,000	65%	124%	353,028	6.26%	27,419

Awards under the 2012 Corporate Performance Plan were based on actual corporate performance compared to the Adjusted EPS and Adjusted Operating Cash Flow goals established for the plans in February 2012. Based on actual performance, each of the Named Executive Officers earned cash performance units under the Corporate Performance Plan equal to 117% of their target opportunities. If earned, these cash performance units are subject to an additional two-year vesting period and will be paid in February 2015. The following table reflects the target amount of cash performance units and the awards earned under the 2012 Corporate Performance Plan reflected in the "Non-Equity Incentive Plan Compensation" column:

Named Executive Officer	2012 CPP Target Award ($)	Actual 2012 CPP Performance Results %	2012 CPP Award ($)
Wendell P. Weeks	3,500,000	117%	4,095,000
James B. Flaws	1,750,000	117%	2,047,500
Kirk P. Gregg	1,000,000	117%	1,170,000
Lawrence D. McRae	1,000,000	117%	1,170,000
Jeffrey W. Evenson	550,000	117%	643,500

(4) Amounts in this column reflect the increase in the actuarial present value of the Named Executive Officer's benefits under all defined benefit pension plans established by the Company determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements. This column also includes amounts which the NEO may not currently be entitled to receive because such amounts are not vested. Although this column is also used to report the amount of above market earnings on compensation that is deferred under the nonqualified deferred compensation plans, Corning does not have any above market earnings under its nonqualified deferred compensation plan, also referred to as the Supplemental Investment Plan. Increases in the pension present values in the table are due primarily to a significant decrease in the actuarial discount rate used to value these amounts in each of the three years shown. Specifically the discount rate decreased 100 basis points from 4.75% to 3.75% from 2011 to 2012. Mr. Flaws is currently eligible for an unreduced pension benefit. Our other NEOs, Messrs. Weeks, Gregg, McRae and Evenson are eligible for an unreduced pension benefit at age 57, 55, 55 and 60, respectively, as more fully described under "Retirement Plans - Supplemental Pension Plan and Executive Supplemental Pension Plan".

(5) The following table shows "All Other Compensation" amounts provided to the Named Executive Officers. Personal aircraft rights and home security are the only services offered to the Named Executive Officers under the Executive Allowance Program. The value of the personal aircraft rights in the table below reflects the incremental cost of providing such perquisites and is calculated based on the average variable operating costs to the Company. Hourly rates are developed using variable operating costs that include fuel costs, mileage, maintenance, crew travel expense, catering and other miscellaneous variable costs. The fixed costs that do not change based on usage, such as pilot salaries, hanger expense and general taxes and insurance, are excluded.

Named Executive Officer	Year	Company Match on Qualified 401(k) Plan ($)	Company Match on Supplemental Investment Plan ($)	Value of Personal Aircraft Rights ($) (i)	Value of Home Security Costs ($) (ii)	Relocation ($)	Other Perquisites ($) (iii)	TOTALS ($)
Wendell P. Weeks	2012	9,262	78,446	87,356	391,865(iv)	0	5,368	572,297
	2011	9,057	200,390	81,550	172,946(iv)	0	8,523	472,465
	2010	9,057	169,658	85,241	159,843(iv)	0	5,315	429,114
James B. Flaws	2012	13,894	49,440	81,414	23,378	0	6,407	174,533
	2011	13,585	129,258	78,272	23,759	0	6,022	250,896
	2010	13,585	111,649	77,657	30,670	0	5,315	238,876
Kirk P. Gregg	2012	10,000	18,513	78,272	23,355	0	3,139	133,278
	2011	9,778	52,947	81,960	23,759	0	361	168,805
	2010	9,778	45,360	75,335	30,670	0	315	161,458
Lawrence D. McRae	2012	15,437	0	23,154	23,355	0	368	62,315
	2011	15,129	0	31,281	23,759	0	361	70,530
Jeffrey W. Evenson	2012	10,000	8,424	37,702	23,355	400,000(v)	368	479,849
	2011	8,827	0	23,768	13,291	436,289(v)	361	482,535

(i) The Executive Allowance Program is tracked on a December 1 to November 30 year.

(ii) These amounts include costs associated with home security.

(iii) These amounts include cost attributable to executive physicals, service awards, an annual Board gift, and contributions made under the Corning Foundation Matching Gift program.

(iv) This reflects company-paid expenses relating to personal and residential security benefitting Mr. Weeks and his family members. Mr. Weeks' personal safety and security are of vital importance to the company's business and prospects. These costs are appropriate corporate business expenses. However, because these costs can be viewed as conveying personal benefit to Mr. Weeks, they are reported as perquisites in this column.

(v) Includes payments made to Dr. Evenson, as part of his offer to join Corning, to facilitate the sale of his prior home and to relocate to Corning, NY.

(6) Mr. Flaws was paid a retention payment of $1.5 million in 2012 for agreeing to delay his retirement and allow for staggered executive successions. He will be eligible to receive another payment of $1.5 million in 2013, subject to his continued employment.

(7) Pursuant to his compensation arrangement to join Corning, Dr. Evenson was paid cash payments of $1.6 million in 2011, and $800,000 in 2012.

(8) Cash bonuses listed in this column are fixed non-performance based awards (such as retention payments or signing bonuses). Performance-based cash awards are listed under the "Non-Equity Incentive Plan Compensation" column.

Grants of Plan-Based Awards

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards							
Named Executive Officer	Award	Grant Date	Date of Committee Action	Threshold[1] ($)	Target[1] ($)	Maximum[1] ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Date of Grant ($)	Grant Date Fair Value of Stock and Option Awards ($)
Wendell P. Weeks	Performance Incentive Plan	n/a		0	1,689,800	3,379,600					
	GoalSharing Plan	n/a		0	60,350	120,700					
	Cash Performance Units	1/3/12	1/3/12	0	3,500,000[2]	5,250,000[3]					
	Time-Based Restricted Stock Units	1/3/12	1/3/12				134,202			13.04	1,749,994[4]
	Stock Options	1/3/12	1/3/12					111,835	13.04	13.04	556,206[5]
	Stock Options	2/1/12	1/3/12					113,049	12.90	12.90	556,208[5]
	Stock Options	3/1/12	1/3/12					112,439	12.97	12.97	556,209[5]
James B. Flaws	Performance Incentive Plan	n/a		0	818,100	1,636,200					
	GoalSharing Plan	n/a		0	45,450	90,900					
	Cash Performance Units	1/3/12	1/3/12	0	1,750,000[2]	2,625,000[3]					
	Time-Based Restricted Stock Units	1/3/12	1/3/12				67,101			13.04	874,997[4]
	Stock Options	1/3/12	1/3/12					55,918	13.04	13.04	278,106[5]
	Stock Options	2/1/12	1/3/12					56,525	12.90	12.90	278,106[5]
	Stock Options	3/1/12	1/3/12					56,219	12.97	12.97	278,102[5]
Kirk P. Gregg	Performance Incentive Plan	n/a		0	480,000	960,000					
	GoalSharing Plan	n/a		0	32,000	64,000					
	Cash Performance Units	1/3/12	1/3/12	0	1,000,000[2]	1,500,000[3]					
	Time-Based Restricted Stock Units	1/3/12	1/3/12				38,344			13.04	500,006[4]
	Stock Options	1/3/12	1/3/12					31,953	13.04	13.04	158,917[5]
	Stock Options	2/1/12	1/3/12					32,300	12.90	12.90	158,918[5]
	Stock Options	3/1/12	1/3/12					32,125	12.97	12.97	158,915[5]
Lawrence D. McRae	Performance Incentive Plan	n/a		0	463,500	927,000					
	GoalSharing Plan	n/a		0	30,900	61,800					
	Cash Performance Units	1/3/12	1/3/12	0	1,000,000[2]	1,500,000[3]					
	Time-Based Restricted Stock Units	1/3/12	1/3/12				38,344			13.04	500,006[4]
	Stock Options	1/3/12	1/3/12					31,953	13.04	13.04	158,917[5]
	Stock Options	2/1/12	1/3/12					32,300	12.90	12.90	158,918[5]
	Stock Options	3/1/12	1/3/12					32,125	12.97	12.97	158,915[5]
Jeffrey W. Evenson	Performance Incentive Plan	n/a		0	284,700	569,400					
	GoalSharing Plan	n/a		0	21,900	43,800					
	Cash Performance Units	1/3/12	1/3/12	0	550,000[2]	825,000[3]					
	Time-Based Restricted Stock Units	1/3/12	1/3/12				21,089			13.04	275,001[4]
	Stock Options	1/3/12	1/3/12					17,574	13.04	13.04	87,404[5]
	Stock Options	2/1/12	1/3/12					17,765	12.90	12.90	87,405[5]
	Stock Options	3/1/12	1/3/12					17,669	12.97	12.97	87,404[5]

(1) Amounts shown in these columns reflect the award amounts under (i) the Company's 2012 Performance Incentive Plan (PIP), (ii) 2012 GoalSharing Plan and (iii) the cash units under the 2012 Corporate Performance Plan. Awards under these plans are paid in cash. If the threshold level of performance is not met then the payout will be 0%. If the target amount of performance is met for GoalSharing and PIP, then payout is 100% of the target award. If the maximum level of performance is met for GoalSharing and PIP then payout is 200% of the target award. These amounts are based on the individual's 2012 year-end base salary and bonus targets.

(2) This amount reflects target amount of cash performance units that were approved for such Named Executive Officer on January 3, 2012 under the 2012 Corporate Performance Plan. Actual awards granted for these cash units may range from 0% to 150% of the target award.

(3) This amount reflects maximum (150% of target) amount of cash performance units that were approved for such Named Executive Officer on January 3, 2012 under the 2012 Corporate Performance Plan. Actual awards earned for these cash units may range from 0% to 150% of the target award. Awards earned are subject to additional time vesting and will be paid in March 2015.

(4) This amount reflects the total grant date fair value computed in accordance with FASB ASC Topic 718 of stock awards granted in calendar year 2012 pursuant to the Corning 2012 Corporate Performance Plan, and corresponds to the amounts set forth in the "Stock Awards" column of the of the Summary Compensation Table. Stock awards vest 100% three years after grant date.

Outstanding Equity Awards at Fiscal Year-End

The following table shows outstanding stock option awards classified as exercisable and unexercisable as of December 31, 2012. The table also shows unvested restricted stock awards assuming a market value of $12.62 a share (the NYSE closing price of the Company's stock on December 31, 2012).

			Option Awards						Stock Awards			
Named Executive Officer	Grant Date	Vesting Code[1]	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexer-cisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested ($)
Wendell P. Weeks	04/28/05	D	130,000	0	0	13.68	04/27/2015	313,645	3,958,200	0	0
	12/07/05	A	161,500	0	0	21.08	12/06/2015				
	01/02/06	B	80,750	0	0	19.68	01/01/2016				
	02/01/06	C	80,750	0	0	24.72	01/31/2016				
	12/06/06	A	136,500	0	0	21.89	12/05/2016				
	01/02/07	B	68,250	0	0	18.85	01/01/2017				
	02/01/07	C	68,250	0	0	20.86	01/31/2017				
	12/05/07	A	153,500	0	0	24.92	12/04/2017				
	01/02/08	B	76,750	0	0	23.37	01/01/2018				
	02/01/08	C	76,750	0	0	24.61	01/31/2018				
	12/03/08	D	93,334	0	0	8.67	12/02/2018				
	01/02/09	D	180,000	0	0	10.05	01/01/2019				
	02/02/09	D	280,000	0	0	10.25	02/01/2019				
	12/02/09	D	65,333	0	0	17.82	12/02/2019				
	01/04/10	D	43,555	21,778	0	19.56	01/04/2020				
	02/01/10	D	43,556	21,778	0	18.16	02/01/2020				
	01/03/11	D	22,517	45,034	0	19.19	01/03/2021				
	02/01/11	D	19,043	38,088	0	22.69	02/01/2021				
	03/01/11	D	19,614	39,228	0	22.03	03/01/2021				
	01/03/12	C	0	111,835	0	13.04	01/03/2022				
	02/01/12	C	0	113,049	0	12.90	02/01/2022				
	03/01/12	C	0	112,439	0	12.97	03/01/2022				
	Total		1,799,952	503,229							
James B. Flaws	12/07/05	A	77,000	0	0	21.08	12/06/2015	147,285	1,858,737	0	0
	01/02/06	B	38,500	0	0	19.68	01/01/2016				
	02/01/06	C	38,500	0	0	24.72	01/31/2016				
	12/06/06	A	66,000	0	0	21.89	12/05/2016				
	01/02/07	B	33,000	0	0	18.85	01/01/2017				
	02/01/07	C	33,000	0	0	20.86	01/31/2017				
	02/13/07	A	18,932	0	0	21.92	02/02/2013				
	04/30/07	A	23,327	0	0	23.72	02/02/2013				
	12/05/07	A	72,000	0	0	24.92	12/04/2017				
	01/02/08	B	36,000	0	0	23.37	01/01/2018				
	02/01/08	C	36,000	0	0	24.61	01/31/2018				
	12/03/08	D	43,445	0	0	8.67	12/02/2018				
	01/02/09	D	43,445	0	0	10.05	01/01/2019				
	02/02/09	D	43,445	0	0	10.25	02/01/2019				
	12/02/09	D	30,666	0	0	17.82	12/02/2019				
	01/04/10	D	20,444	10,223	0	19.56	01/04/2020				
	02/01/10	D	20,444	10,223	0	18.16	02/01/2020				
	01/03/11	D	10,293	20,587	0	19.19	01/03/2021				
	02/01/11	D	8,705	17,412	0	22.69	02/01/2021				
	03/01/11	D	8,966	17,933	0	22.03	03/01/2021				
	01/03/12	C	0	55,918	0	13.04	01/03/2022				
	02/01/12	C	0	56,525	0	12.90	02/01/2022				
	03/01/12	C	0	56,219	0	12.97	03/01/2022				
	Total		702,112	245,040							

Named Executive Officer	Grant Date	Vesting Code[1]	Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#)	Option Awards: Number of Securities Underlying Unexercised Options Unexer-cisable (#)	Option Awards: Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Awards: Option Exercise Price ($)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested[2] (#)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Stock Awards: Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Stock Awards: Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested ($)
Kirk P. Gregg	02/02/04	C	39,500	0	0	12.79	02/01/2014	93,899	1,185,005	0	0
	05/10/05	A	15,369	0	0	14.84	01/02/2013				
	12/07/05	A	58,500	0	0	21.08	12/06/2015				
	01/02/06	B	29,250	0	0	19.68	01/01/2016				
	02/01/06	C	29,250	0	0	24.72	01/31/2016				
	08/07/06	A	20,396	0	0	18.32	01/02/2013				
	12/06/06	A	48,000	0	0	21.89	12/05/2016				
	01/02/07	B	24,000	0	0	18.85	01/01/2017				
	02/01/07	C	24,000	0	0	20.86	01/31/2017				
	02/12/07	A	19,212	0	0	21.60	02/02/2013				
	08/03/07	A	10,284	0	0	23.54	02/02/2013				
	12/05/07	A	51,000	0	0	24.92	12/04/2017				
	01/02/08	B	25,500	0	0	23.37	01/01/2018				
	02/01/08	C	25,500	0	0	24.61	01/31/2018				
	12/03/08	D	62,000	0	0	8.67	12/02/2018				
	01/02/09	D	62,000	0	0	10.05	01/01/2019				
	02/02/09	D	62,000	0	0	10.25	02/01/2019				
	12/02/09	D	21,666	0	0	17.82	12/02/2019				
	01/04/10	D	14,444	7,223	0	19.56	01/04/2020				
	02/01/10	D	14,444	7,223	0	18.16	02/01/2020				
	01/03/11	D	6,433	12,867	0	19.19	01/03/2021				
	02/01/11	D	5,441	10,882	0	22.69	02/01/2021				
	03/01/11	D	5,604	11,208	0	22.03	03/01/2021				
	01/03/12	C	0	31,953	0	13.04	01/03/2022				
	02/01/12	C	0	32,300	0	12.90	02/01/2022				
	03/01/12	C	0	32,125	0	12.97	03/01/2022				
	Total		673,793	145,781							
Lawrence D. McRae	12/07/05	A	22,500	0	0	21.08	12/06/2015	81,642	1,030,322	0	0
	01/02/06	B	11,250	0	0	19.68	01/01/2016				
	02/01/06	C	11,250	0	0	24.72	01/31/2016				
	12/06/06	A	21,000	0	0	21.89	12/05/2016				
	01/02/07	B	10,500	0	0	18.85	01/01/2017				
	02/01/07	C	10,500	0	0	20.86	01/31/2017				
	12/05/07	A	25,000	0	0	24.92	12/04/2017				
	01/02/08	B	12,500	0	0	23.37	01/01/2018				
	02/01/08	C	12,500	0	0	24.61	01/31/2018				
	12/03/08	D	17,000	0	0	8.67	12/02/2018				
	01/02/09	D	17,000	0	0	10.05	01/01/2019				
	02/02/09	D	34,000	0	0	10.25	02/01/2019				
	12/02/09	D	15,333	0	0	17.82	12/02/2019				
	01/04/10	D	10,222	5,111	0	19.56	01/04/2020				
	02/01/10	D	10,222	5,112	0	18.16	02/01/2020				
	01/03/11	D	5,629	11,259	0	19.19	01/03/2021				
	02/01/11	D	4,761	9,522	0	22.69	02/01/2021				
	03/01/11	D	4,903	9,808	0	22.03	03/01/2021				
	01/03/12	C	0	31,953	0	13.04	01/03/2022				
	02/01/12	C	0	32,300	0	12.90	02/01/2022				
	03/01/12	C	0	32,125	0	12.97	03/01/2022				
	Total		256,070	137,190							
Jeffrey W. Evenson	07/01/11	D	6,492	12,985	0	18.54	07/01/2021	29,854	376,757	0	0
	01/03/12	C	0	17,574	0	13.04	01/03/2022				
	02/01/12	C	0	17,765	0	12.90	02/01/2022				
	03/01/12	C	0	17,669	0	12.97	03/01/2022				
	Total		6,492	65,993							

(1) The company uses the following vesting codes:
- A 100% Vesting 1 year after grant date
- B 100% Vesting 2 years after grant date
- C 100% Vesting 3 years after grant date
- D 1/3 Vesting 1 year after grant date, 1/3 Vesting 2 years after grant date and 1/3 Vesting 3 years after grant date

(2) Amounts include:
- (i) 88,250; 39,815; 29,500; 20,500; and 0 restricted share units granted to Messrs. Weeks, Flaws, Gregg, McRae and Dr. Evenson respectively, on December 2, 2009, which vest on February 15, 2013
- (ii) 91,193; 40,369; 26,055; 22,798; and 0 restricted share units granted to Messrs. Weeks, Flaws, Gregg, McRae and Dr. Evenson respectively, on January 3, 2011, which vest on February 14, 2014
- (iii) 8,765 restricted shares of our common stock granted to Dr. Evenson on July 1, 2011, which vest July 1, 2014.
- (iv) 134,202; 67,101; 38,344; 38,344; and 21,089 restricted share units granted to Messrs. Weeks, Flaws, Gregg, McRae and Dr. Evenson respectively, on January 3, 2012, which vest on February 16, 2015.

(3) Year-end market price is based on the December 31, 2012 NYSE closing price of $12.62.

Option Exercises and Stock Vested

The following table sets forth certain information regarding options exercised and restricted stock that vested during 2012 for the Named Executive Officers.

	Option Awards		Stock Awards	
Named Executive Officer	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Wendell P. Weeks	0	0	504,790	6,511,791
James B. Flaws	0	0	237,269	3,060,955
Kirk P. Gregg	0	0	168,740	2,176,746
Lawrence D. McRae	0	0	92,950	1,199,055
Jeffrey W. Evenson	0	0	0	0

There were no deferrals of amounts received pursuant to these awards.

Retirement Plans

Qualified Pension Plan

Corning sponsors a qualified defined benefit pension plan to provide retirement income to Corning's U.S.-based employees. The plan pays benefits for salaried employees based upon career average plan compensation, where plan compensation is defined as base pay, annual bonus and awards that are paid (including GoalSharing awards, Division Cash Awards, Individual Outstanding Contributor Awards and other cash bonuses) and years of credited service. Salaried employees are required to contribute 2% of compensation in excess of the Social Security wage base up to the compensation limit imposed by the Internal Revenue Code. Salaried and nonunion hourly employees may also contribute 2% of pay up to the Social Security wage base on a voluntary basis.

Corning amended its pension plan effective July 1, 2000 to include a cash balance component. All salaried and non-union hourly employees as of July 1, 2000 were given a choice to prospectively accrue benefits under the career average earnings formula or a cash balance formula, if so elected. Employees hired subsequent to July 1, 2000 earn benefits under the cash balance formula.

Benefits earned under the career average earnings formula are equal to 1.5% of plan compensation plus 0.5% of plan compensation on which employee contributions have been made. Under the career average earnings formula, participants may retire as early as age 55 with 5 years of service. Unreduced benefits are available when a participant attains the earlier of age 60 with 5 years of service or age 55 with 30 years of service. Otherwise, benefits are reduced 4% for each year by which retirement precedes the attainment of age 60. Pension benefits earned under the career average earnings formula are distributed in the form of a lifetime annuity with six years of payments guaranteed.

Benefits earned under the cash balance formula are expressed in the form of a hypothetical account balance. Each month a participant's cash balance account is increased by (1) pay credits based on the participant's plan compensation for that month and (2) interest credits based on the participant's hypothetical account balance at the end of the prior month. Pay credits vary between 3% and 8% based on the participant's age plus service at the end of the year. Interest credits are based on 10-year Treasury bond yields, subject to a minimum credit of 3.80%. Pension benefits under the cash balance formula may be distributed as either a lump sum of the participant's hypothetical account balance or an actuarial equivalent life annuity.

Mr. Weeks, Mr. Flaws and Mr. McRae are earning benefits under the career average earnings formula. Mr. Gregg earned benefits under the career average earnings formula up to December 31, 2000 and subsequently earned benefits under the cash balance formula. Dr. Evenson is earning benefits under the cash balance formula. Mr. Flaws is currently eligible to retire under the plan.

Supplemental Pension Plan and Executive Supplemental Pension Plan

Since 1986, Corning has maintained nonqualified pension plans to attract and retain a highly-motivated executive workforce by providing eligible employees with retirement benefits in excess of those permitted under the qualified plan. The benefits provided under the Supplemental Pension Plan ("SPP") will be approximately equal to the difference between the benefits provided under the Corning Incorporated Pension Plan and benefits that would have been provided thereunder if not for the limitations of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended (the "IRC").

Certain employees, including each of the Named Executive Officers, participate in the Corning Incorporated Executive Supplemental Pension Plan ("ESPP"). Participants in the ESPP receive no benefits from the SPP. Executives fully vest in their ESPP benefit upon attainment of age 50 with 10 years of service. Participants terminating prior to fully vesting in their ESPP benefit, but with 5 years of service will be entitled to ESPP benefits equivalent to the SPP formula. ESPP participants also maintain the right to take any benefits earned under the cash balance formula of the SPP prior to their participation in the ESPP as a lump sum payment from the ESPP.

Under the ESPP, participants earn benefits based on the highest 60 consecutive months of average plan compensation over the last 120 months immediately preceding the date of termination of employment. Plan compensation is defined as base pay plus bonuses paid, including cash payments of GoalSharing awards, Performance Incentive Plan awards, Division Cash Awards, Individual Outstanding Contributor Awards and other cash bonuses.

A change in the benefits provided under the ESPP formula was approved in December 2006. Subsequent to the change, gross benefits determined under this plan are equal to one of two benefit formulas:

Formula A: 2.0% of average plan compensation multiplied by years of service up to 25 years.

Formula B: 1.5% of average plan compensation multiplied by years of service.

Prior to the approval of the change in benefit formula in December 2006, ESPP benefits were provided under the following formula:

- Sum of (i) 1.0% of average plan compensation up to Social Security covered and (ii) 1.5% of average plan compensation over Social Security covered compensation.
- Multiplied by years of service through the December 31 of the year prior to termination of employment.

In addition, benefits earned in the year of termination of employment are based on the career average earnings formula or cash balance formula of the Corning Incorporated Pension Plan without regard to compensation limits. Under this formula average plan compensation was based on the highest five consecutive calendar years of average plan compensation over the ten years immediately preceding the year of termination.

Subsequent to the December 2006 change in formula, benefits are determined under Formula B for Mr. Flaws and Formula A for all other NEOs.

Benefits earned under the Corning Incorporated Pension Plan and the cash balance formula of the SPP prior to ESPP participation will offset benefits earned under the preceding formulas.

Participants may retire as early as age 55 with ten years of service. Unreduced benefits under Formulas A and B are available when a participant attains the earlier of age 60 with 10 years of service or age 55 with 25 years of service, provided their accrued benefit is less than four times the annual compensation limitation under Section 401(a)(17) of the Code (currently $1,000,000). Effective as of December 28, 2012, participants with accrued benefits in excess of four times the annual compensation limitation under Section 401(a)(17) of the Code must be age 57 with 25 years of service to receive an unreduced benefit under the ESPP. Otherwise, benefits from both formulas and the career average earnings formula from the SPP are reduced 4% for each year by which retirement precedes the attainment of age 60. Benefit reductions of 1% per year by which retirement precedes age 57 apply if the four times annual compensation limit rule noted above is in effect for the participant.

In order to attract appropriate executive talent, in the past Corning granted, additional years of pension service under its nonqualified plans to select individuals. Mr. Gregg's amended employment letter, amended in 2002, provides for extra years of benefit service under the ESPP. See the table under "Pension Benefits". However, the Company has not provided any executive with additional years of service credit since 2002.

Benefits earned under the ESPP are distributed in the form of a lifetime annuity, with six years of payments guaranteed except for benefits earned under the cash balance formula of the SPP prior to becoming a participant in the ESPP which is distributed as a lump sum of the participant's hypothetical account balance.

Under Mr. Flaws' written agreement, Corning will purchase a life annuity from an insurance company to pay benefits due under this plan. Mr. Flaws is currently eligible to retire under the plan.

Pension Benefits

The table below shows the actuarial present value of accumulated benefits payable to each of the NEOs, including the number of years of service credited to each such NEO, under each of the qualified pension plan and the ESPP. These amounts were determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements with the exception of the assumed retirement age and the assumed probabilities of leaving employment prior to retirement. Retirement was assumed to occur at the earliest possible unreduced retirement age for each plan in which the executive participates. For purposes of determining the earliest unreduced retirement age, service was assumed to be granted until the actual date of retirement. For example, an executive under the ESPP formula who is age 50 with 20 years of service would be assumed to retire at age 55 due to eligibility of unreduced benefits at 25 years of service or age 57 if the four times annual compensation limit rule noted previously applies. No termination, disability or death was assumed to occur prior to retirement. Otherwise, the assumptions used are described in Note 13 to our Financial Statements for the year ended December 31, 2012 of our Annual Report on Form 10-K filed with the SEC on February 13, 2013. Information regarding the qualified pension plan can be found under the heading "Qualified Pension Plan".

Named Executive Officer	Plan Name	Number of years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Wendell P. Weeks	Qualified Pension Plan	30	1,449,947	0
	ESPP	25[1]	18,416,659	0
James B. Flaws	Qualified Pension Plan	40	1,944,118	0
	ESPP	40[2]	19,359,286	0
Kirk P. Gregg	Qualified Pension Plan	19	558,470	0
	ESPP	25[3]	10,108,427	0
Lawrence D. McRae	Qualified Pension Plan	27	1,217,753	0
	ESPP	25[1]	6,793,047	0
Jeffrey W. Evenson	Qualified Pension Plan	2	19,606	0
	ESPP	2	102,499	0

(1) Under Formula A, years of service are capped at 25 years, in determining benefits under the ESPP.

(2) Under Formula B, years of service are uncapped with a formula of 1.5% per year in determining benefits under the ESPP.

(3) Mr. Gregg's 1993 employment letter, as amended in 2002, provides for nine extra years of benefit service under the ESPP for retirement on or after age 55. The additional value generated by these extra nine years of service is currently approximately $2,380,000. Because of the 25-year cap on service under Formula A, implemented after Mr. Gregg was hired, some or all of these additional years of benefit service will not enhance Mr. Gregg's total pension benefit, depending on his actual retirement date. For example, at age 55, Mr. Gregg will have 21 actual years of service so that only four of the nine additional years of service will have any impact on his pension. At age 60, Mr. Gregg would have 26 actual years of service so that those additional years of service would not provide any incremental pension value. Additional years of service credit have not been provided to senior executives since this adjustment in 2002.

The compensation covered by the qualified pension plan and the ESPP for the Named Executive Officers is the "Salary" plus the GoalSharing and Performance Incentive Plan cash bonuses set forth in the Summary Compensation Table. Bonuses are included as compensation in the calendar year paid. Long-term cash or equity incentives are not (and have never been) considered as eligible earnings for determining retirement benefits under these plans. For the 2012 calendar year, the Named Executive Officers' eligible earnings and final average compensation were as follows:

	As of December 31, 2012	
	Eligible Pension Earnings ($)	**Final Average Earnings ($)**
Wendell P. Weeks	1,420,383	2,727,870
James B. Flaws	1,025,652	1,943,444
Kirk P. Gregg	712,820	1,318,653
Lawrence D. McRae	685,064	930,741
Jeffrey W. Evenson	460,607	430,291

Nonqualified Deferred Compensation

The table below shows the contributions, earnings and account balances for the NEOs in the Supplemental Investment Plan. Pursuant to the Company's Supplemental Investment Plan, certain executives, including the NEOs, may choose to defer up to 75% of annual base salary and up to 75% of GoalSharing and Performance Incentive Plan cash bonuses. The participant chooses from the same funds available under our Company Investment Plan (401(k)) in which to "invest" the deferred amounts. No cash is actually invested in the unfunded accounts under the Supplemental Investment Plan. Deferred amounts incur gains and losses based on the performance of the individual participant's investment fund selections. Participants may change their elections among these fund options. All of our current NEOs, other than Dr. Evenson, have more than three years with the Company, so all of the Company's matching contributions are fully vested. Participants cannot withdraw any amounts from their deferred compensation balances until retirement from the Company at or after age 55 with 5 years of service. Participants may elect to receive distributions as a lump sum payment or two to five annual installments. If a NEO leaves the Company, prior to retirement, the account balance is distributed in a lump sum, six-months following the executive's departure.

No NEO withdrawals or distributions were made in 2012.

Named Executive Officer	Aggregate Balance at January 1, 2012 ($)	Executive Contributions in 2012[1] ($)	Company Contributions in 2012[2] ($)	Aggregate Earnings in 2012[3] ($)	Aggregate Withdrawals/ Distributions in 2012 ($)	Aggregate Balance as of December 31, 2012 ($)
Wendell P. Weeks	2,556,261	76,223	78,446	268,714	0	2,979,644
James B. Flaws	3,533,546	52,425	49,440	302,292	0	3,937,703
Kirk P. Gregg	1,403,459	27,769	18,513	138,837	0	1,588,578
Lawrence D. McRae	0	0	0	0	0	0
Jeffrey W. Evenson	0	12,636	8,424	847	0	21,908

(1) Reflects participation in the Supplemental Investment Plan by Messrs. Weeks, Flaws and Gregg and Dr. Evenson in the deferral of a portion of their 2012 base salaries and participation by Messrs. Weeks, Flaws, and Gregg in the deferral of a portion of the bonus received in 2012 for prior year performance. The Named Executive Officers' contributions are included in the Summary Compensation Table, as a part of Salary and/or Non-Equity Incentive Plan Compensation.

(2) Reflects Company match on the Supplemental Investment Plan which was credited to the account of the Named Executive Officers in 2012. All of these amounts are included in the All Other Compensation column of the Summary Compensation Table (and are also detailed in footnote (5) to that Table).

(3) Reflects aggregate earnings on each type of deferred compensation listed above. The earnings on deferred base salary and bonus payments are calculated based on the actual returns from the same fund choices that Company employees have in the qualified 401(k) plan. Currently, employees have 14 fund choices that they may select from. As nonqualified plans, these plans are unfunded which means that no actual dollars are invested in these funds. The Company does not provide any above market interest rates or other special terms for any deferred amounts. As a result, these amounts are not included in the Change in Pension Value column of the Summary Compensation Table.

Arrangements with Named Executive Officers

Severance Agreements

With the exception of Dr. Evenson, we have entered into severance agreements with each of our NEOs. Effective for all new executive severance agreements and executive change in control agreements entered into after July 2004, the Compensation Committee and Board of Directors approved a policy to limit benefits that may be provided to an executive under any new agreement to 2.99 times the executive's annual compensation of base salary plus target incentive payments (the "Overall Limit"). All of the NEOs, other than Dr. Evenson, are parties to executive severance and change in control agreements executed prior to July 2004 and, therefore, are not affected by the Overall Limit.

Severance Agreements—Mr. Weeks

Under Mr. Weeks' severance agreement, if he is terminated involuntarily, and without "cause" (a conviction for a felony; commission of a fraud, theft or embezzlement that materially damages the financial condition of Corning; or gross abdication of duties), or as a result of disability, he is entitled to the following:

- Base salary, reimbursable expenses and annual bonus accrued and owing as of the date of termination (lump sum payment);
- A severance amount equal to 2.99 times his then base salary plus an annual bonus amount (calculated at 100% of target that would have been paid for the fiscal year in which the termination occurs) (lump sum payment);
- Continued participation in the Company's benefit plans for up to three years;
- In the calendar year following the year in which the termination occurs (subject to a six-month waiting period), the purchase of his principal residence by the Company upon request; and
- Receipt of an additional three years of service credit under Corning's Executive Supplemental Pension Plan, but subject to the service limits under such plan.

Since Mr. Weeks already has more than 25 years of service with the Company, this provision has no additional impact on his benefit.

If however, Mr. Weeks is terminated for cause (as described above) or he resigns, he would (1) be entitled to accrued, but unpaid salary (lump sum payment) and any reimbursable expenses accrued or owing to him and (2) forfeit any outstanding stock option awards.

Severance Agreements—Other Named Executive Officers

Generally under the severance agreements, a Named Executive Officer is entitled to severance payments if he is terminated involuntarily other than for "cause" (conviction of a felony or misdemeanor involving moral turpitude; material breach of Corning's Code of Conduct; gross abdication of duties; or misappropriation of Company assets or dishonesty or business conduct that causes material harm to Corning).

In addition, "involuntary termination" of an executive does not include:

- Voluntary termination;
- Voluntary retirement at or after age 55;
- Termination as a result of disability or death;
- Termination of employment as a result of the sale of all or part of Corning's business and the executive has an opportunity to continue employment with buyer for comparable total compensation; and
- Termination as a result of a change in control of Corning if the executive has a separate change in control agreement.

Under the severance agreements, a Named Executive Officer, other than Mr. Weeks and Dr. Evenson, is entitled to receive the following:

- Accrued but unpaid base salary, reimbursable expenses, vacation pay and the executive's target percentage for the annual bonus plans multiplied by the executive's salary, pro-rated to the last day of the month closest to the termination date (lump sum payment);
- A severance amount equal to 2.99 times (in the case of Mr. Flaws) and two times (in the case of Mr. Gregg, McRae and Evenson) the executive's

then base salary plus an annual bonus amount (an amount equal to executive's salary multiplied by the executive's target percentage in effect on the termination date under the Company's Performance Incentive Plan and 5% target under the GoalSharing Plan) (lump sum payment);

- Continued medical, dental and hospitalization benefits for 24 months;
- In the calendar year following the year in which the termination occurs (subject to a six-month waiting period), the purchase of his principal residence by the Company upon request;
- Receipt of an additional 2.99 years (in the case of Mr. Flaws) and two years (in the case of Messrs. Gregg and McRae) of service credit under Corning's nonqualified retirement plans, but subject to the service limits under such plan. Since Mr. Gregg and Mr. McRae already have more than 25 years of service with the Company, this provision has no additional impact on their benefits; and
- Outplacement benefits up to a maximum amount of $50,000.

While Dr. Evenson has not yet signed a severance agreement, the Company has agreed to provide him with a lump sum cash severance benefit equal to two times his then base salary plus an annual bonus amount (an amount equal to executive's salary multiplied by the executive's target percentage in effect on the termination date under the Company's Performance Incentive Plan and 5% target under the GoalSharing Plan). Dr. Evenson would also receive assistance for continued medical, dental and hospitalization benefits.

The following table reflects the amounts that would be payable under the various arrangements assuming termination occurred at December 31, 2012.

Termination Scenarios (Including Severance, if eligible)

Named Executive Officer		Voluntary[1] ($)	For Cause[1] ($)	Death ($)	Disability[1] ($)	Without Cause ($)
Wendell P. Weeks	Severance Amount	n/a	n/a	n/a	n/a	8,841,879
	Value of Benefits Continuation	n/a	n/a	n/a	n/a	53,352[2]
	Value of Outplacement Services	n/a	n/a	n/a	n/a	n/a
	Purchase of Principle Residence	n/a	n/a	n/a	n/a	200,000 to 1,000,000[3]
	Pension Non-Qualified Annuity	632,195	0	632,195	1,264,389	632,195
	Pension - Non-Qualified Lump Sum	n/a	n/a	n/a	n/a	n/a
	Pension-Qualified Annuity	99,546	99,546	49,773	99,546	99,546
James B. Flaws	Severance Amount	n/a	n/a	n/a	n/a	5,299,925
	Value of Benefits Continuation	n/a	n/a	n/a	n/a	23,712[2]
	Value of Outplacement Services	n/a	n/a	n/a	n/a	50,000
	Purchase of Principle Residence	n/a	n/a	n/a	n/a	200,000 to 1,000,000[3]
	Pension Non-Qualified Annuity	1,012,501	0	1,012,501	1,012,501	1,099,665
	Pension - Non-Qualified Lump Sum	n/a	n/a	n/a	n/a	n/a
	Pension-Qualified Annuity	138,989	138,989	69,495	138,989	138,989
Kirk P. Gregg	Severance Amount	n/a	n/a	n/a	n/a	2,304,000
	Value of Benefits Continuation	n/a	n/a	n/a	n/a	35,568[2]
	Value of Outplacement Services	n/a	n/a	n/a	n/a	50,000
	Purchase of Principle Residence	n/a	n/a	n/a	n/a	200,000 to 1,000,000[3]
	Pension Non-Qualified Annuity	311,757	0	311,757	623,513	311,757
	Pension - Non-Qualified Lump Sum	n/a	n/a	n/a	n/a	n/a
	Pension-Qualified Annuity	23,878	23,878	11,939	23,878	23,878
	Pension-Qualified Lump Sum	236,580	236,580	236,580	236,580	236,580
Lawrence D. McRae	Severance Amount	n/a	n/a	n/a	n/a	2,224,800
	Value of Benefits Continuation	n/a	n/a	n/a	n/a	35,568[2]
	Value of Outplacement Services	n/a	n/a	n/a	n/a	50,000
	Purchase of Principle Residence	n/a	n/a	n/a	n/a	200,000 to 1,000,000[3]
	Pension Non-Qualified Annuity	200,084	0	200,084	400,167	200,084
	Pension - Non-Qualified Lump Sum	n/a	n/a	n/a	n/a	n/a
	Pension-Qualified Annuity	81,504	81,504	40,752	81,504	81,504
Jeffrey W. Evenson	Severance Amount	n/a	n/a	n/a	n/a	1,489,200
	Value of Benefits Continuation	n/a	n/a	n/a	n/a	39,463[2]
	Value of Outplacement Services	n/a	n/a	n/a	n/a	50,000
	Purchase of Principle Residence	n/a	n/a	n/a	n/a	200,000 to 1,000,000[3]
	Pension Non-Qualified Annuity	0	0	0	10,686	0
	Pension - Non-Qualified Lump Sum	n/a	n/a	n/a	n/a	n/a
	Pension-Qualified Lump Sum	0	0	19,436	22,147	0

(1) Non-qualified plan benefits shown for all Named Executive Officers are payable from the Executive Supplemental Pension Plan. The timing and form of the benefits payable in the table above for a voluntary termination are as follows: Messrs. Weeks, Gregg, McRae and Dr. Evenson's Executive Supplemental Pension Plan benefits are payable as a life annuity beginning at age 55. Mr. Flaws' benefit is payable as an immediate life annuity with six years guaranteed.

(2) The value of medical and dental benefits continuation is estimated at $17,784 for family coverage for Messers. Weeks, Gregg, and McRae (three years of benefits continuation for Mr. Weeks and two years of benefits continuation for Messrs. Gregg, and McRae). Mr. Flaws' benefits continuation is estimated at $11,856 per year for two years. Dr. Evenson would receive a lump sum equivalent to two years' COBRA premiums.

(3) The Named Executive officers may also request that Corning purchase their principal residence. Corning is unable to accurately and precisely estimate the value that may be delivered under this provision as it requires an independent appraisal of the executive's residence as well as a calculation of the executive's purchase price of the residence plus a percentage of documented improvements made to the property. These values are not maintained by Corning in its normal course of business. They are required only if an executive is terminated. Under the terms of the severance agreements, an executive may request that the Company purchase the executive's principal residence in the Corning, New York area. Such purchase must be finalized in the calendar year following the year in which the executive's termination occurred (subject to a six-month waiting period) and shall be made at the greater of (i) the residence's appraised value at the termination date, as determined in accordance with the Company's relocation policies in effect immediately prior to the involuntary termination or (ii) The total cost of the residence plus improvements and tax gross-up as applicable ("Protected Value"), as determined in accordance with the Company's Protected Value policy in effect as of the date of the relevant severance agreement. The values above represent estimates of how much the Protected Value calculation may exceed the appraised value of the property and includes an associated tax gross up.

Corning's team approach, as applied to our Named Executive Officers' compensation, results in similarly situated executives being treated consistently. Currently, the terms of both the severance and change in control agreements are bifurcated similarly between those Named Executive Officers who are Board members and those who are not (i.e. cash severance payments range from two to 2.99 times the executives' base salary and annual bonus amount). These ranges and periods were not negotiated individually with the executives, but were put in place by the Committee, having determined that these terms and multiples were appropriate for such agreements.

Change in Control Agreements

We have entered into change in control agreements with each of the Named Executive Officers, except Dr. Evenson who does not yet have a written agreement. These agreements are intended to provide for continuity of management if there is a change in control of Corning. These agreements will be effective until the executive leaves the employ of Corning or until the executive ceases to be an officer of Corning.

The agreements define a "change in control" as any of the following (so long as the event is also a "change in control" within the meaning of Section 409A of the Code):

- Any person acquires 30% or more of Corning's voting securities (a "beneficial owner");
- A beneficial owner increases his ownership from 30% or more to 50% or more of Corning's voting securities;
- A majority of Corning's directors are replaced during the term of the agreement without approval of at least two-thirds of the existing directors or directors previously approved by the existing directors;
- Consummation of any merger, consolidation or reorganization involving Corning, unless the outstanding voting securities of Corning prior to the transaction continue to represent at least 50% of the voting securities of Corning or the new company;
- Corning is liquidated or dissolved; or
- All or substantially all of Corning's assets are disposed of or sold.

If during the term of the agreement, a change in control occurs, each Named Executive Officer is entitled to the following:

- All restrictions on any restricted stock and stock options held by the executive lapse, the options vest and become immediately exercisable.

If: (A) Mr. Weeks (i) is terminated without "cause" (a conviction for a felony, fraud, theft or embezzlement against the Company, a gross abdication of duties), (ii) resigns for "good reason" (generally, a material adverse change in the executive's title, position or responsibilities, a reduction in the executive's base salary, relocation, a material reduction in the level of employee benefits, a material breach by the Company of its obligations under the agreement, or a successor company's failure to honor the agreement) (such period, a "change in control period"), or (iii) resigns or is terminated for any reason within four years following a change in control, or (B) the employment of any Named Executive Officer, other than Mr. Weeks or Dr. Evenson, is terminated (absent cause, by reason of death or disability, or by the executive for good reason) during a change in control period, or within four years following a change in control, each is entitled to the following:

- Accrued but unpaid base salary, reimbursable expenses, vacation pay and the executive's target percentage for the annual bonus plans multiplied by the executive's salary, pro-rated to the last day of the month closest to the termination date (lump sum payment);
- A severance amount equal to 2.99 times (for Messrs. Weeks and Flaws) and two times (for Mr. Messrs. Gregg and McRae) his then base salary plus an annual bonus amount (lump sum payment);
- Continued participation in the Company's benefit plans for 36 months;
- Upon request, purchase of his principal residence;
- Receipt of an additional five years of service credit under Corning's Executive Supplemental Pension Plan, subject to the service credit limits under the plan; and
- Outplacement benefits (equal to 20% of base salary) (excluding Mr. Weeks).

If a Named Executive Officer's employment is terminated for cause (for Mr. Weeks, "cause" is described above; with respect to the other Named Executive Officers, "cause" means conviction for a felony or misdemeanor involving a crime of moral turpitude, misappropriation of Company assets, or gross abdication of duties), or resigns for other than good reason (described above), or the Named Executive Officer's employment terminates by reason of death or disability (a physical or mental infirmity which impairs the executive's ability to substantially perform his duties for 180 consecutive days or 180 days during any twelve month period), the Named Executive Officer is entitled to:

- Accrued but unpaid base salary, reimbursable expenses, vacation pay and the executive's target percentage for the annual bonus plans multiplied by the executive's salary, pro-rated to the last day of the month closest to the termination date (lump sum payment).

In addition, each Named Executive Officer, other than Dr. Evenson, is generally entitled to receive a gross-up payment in an amount sufficient to make him whole for any federal excise tax on excess parachute payments imposed under Section 280G and 4999 of the Code. However, if the federal excise tax can be avoided by reducing the related payments by a present value of $45,000 or less, then the payment will be reduced to the extent necessary to avoid the excise tax and no gross up payment will be made to the Named Executive Officer.

The following table reflects the amounts that would be payable under the various arrangements assuming that a change in control occurred on December 31, 2012.

	Cash-Based						Long-Term Incentives[2]		Taxes			
Named Executive Officer	Cash Severance ($)	Interrupted Performance Cycles ($)	ESPP ($)	Misc. Benefits ($)	Excise Tax Gross Up[1] ($)	Total Cash-Based ($)	Interrupted Performance Cycles	Long Term Incentive Awards ($)	Total Pre-Tax Benefit	Less: Employee Income Tax	Excise Tax[1] ($)	Total After-Tax Benefit
Wendell P. Weeks	9,921,540	0	19,150,444	140,000	0	29,211,984	0	14,758,200	43,970,184	22,323,662	0	21,646,521
James B. Flaws	5,835,780	0	15,839,905	140,000	0	21,815,685	0	7,050,337	28,866,022	14,655,280	0	14,210,743
Kirk P. Gregg	2,508,800	0	9,368,040	140,000	0	12,016,840	0	4,485,005	16,501,845	8,377,987	0	8,123,859
Lawrence D. McRae	2,422,560	0	7,271,187	140,000	0	9,833,747	0	3,805,322	13,639,069	6,924,555	0	6,714,514
Jeffrey W. Evenson	1,611,840	0	790,243	125,000	0	2,527,083	0	1,361,757	3,888,841	1,974,364	0	1,914,475

(1) In accordance with IRS rules, the calculation of excise tax gross-up is a complex calculation that can vary dramatically from year to year depending on the facts and variables applicable at the time of a change in control. For calculations performed at December 31, 2012, none of the Named Executive Officers were subject to the excise tax, so as a result, no excise tax gross-up was applicable.

(2) Long-term incentives includes a combination of equity (stock options and restricted stock units) and cash (cash performance units) which vest upon a change of control.

In addition to the above, the Named Executive Officers may also request that Corning purchase their principal residence. The value of such benefit is generally estimated to be in the range of $200,000 to $1,000,000. Corning is unable to accurately and precisely estimate the value as it requires an independent appraisal of the executive's residence, as well as a calculation of the executive's purchase price of such residence and any documented improvements made to the property. This is data that Corning does not maintain in its normal course of business. See footnote (3) to the "Termination Scenarios".

Director Compensation

The Company uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board, as described below. Members of the Board who are employees of the Company are not compensated for service on the Board or any of its Committees.

Annual Cash Fees

Compensation for directors in 2012, included:

- An annual cash retainer of $60,000; and
- $1,750 for each Board, committee meeting or other special session attended.

Directors who join the Board during the Board service year receive a pro-rata portion of the annual cash retainer.

Chairpersons receive an additional retainer of $15,000 per year. Corning pays a $25,000 annual cash retainer to the Lead Director. Mr. Smithburg received $8,333 of additional compensation for his services as Lead Director through April 2012 and Mr. Gund received $16,667 of additional compensation for his services as Lead Director during 2012.

Directors may elect to defer all or a portion of their cash compensation. As of January 13, 2013, amounts deferred may be paid in cash or stock, as applicable, and while deferred may be allocated to (1) an account earning interest, compounded quarterly, at the rate equal to the greater of the prime rate of Citibank, N.A. at the end of each calendar quarter, (2) a restricted stock unit account, or (3) a combination of such accounts. At December 31, 2012, six directors had elected to defer compensation.

Long-term Equity Compensation

Each non-management director annually receives a form of long-term equity compensation approved by the Compensation Committee. Non-management directors generally receive their awards at the February meeting. If, however, a non-management director is appointed between the February meeting and December 31, then that director will receive his/her pro-rata award shortly after joining the Board.

During 2012, Corning issued 8,915 shares of restricted stock to each non-management director under the 2010 Equity Plan for Non-Management directors, except for Stephanie A. Burns, who received 8,172 shares. For any director serving less than a year, such grants were prorated. These restricted shares are subject to forfeiture, and are not available for transfer or exercise until six months after the date of a director's retirement or resignation.

Non-management directors are reimbursed for expenses (including costs of travel, food and lodging) incurred in attending Board, committee and shareholder meetings. While travel to such meetings may include the use of Company aircraft, if available or appropriate under the circumstances, the directors generally use commercial transportation or their own transportation. Directors are also reimbursed for reasonable expenses associated with other business activities, including participation in director education programs.

Other

Corning has a Directors' Charitable Giving Program pursuant to which a director may direct the Company to make a charitable bequest to one or more qualified charitable organizations recommended by such director and approved by Corning in the amount of $1,000,000 (management directors) or $1,250,000 (non-management directors) following his or her death. We fund this program by purchasing insurance policies on the lives of the directors. However, we are under no obligation to use the proceeds of the insurance policies to fund a director's bequest and can elect to retain any proceeds from the policies as assets of Corning and use another source of funds to pay the directors' bequests. In 2012, we paid a total of $139,120 in premiums and fees on such policies for our current directors. Because the charitable deductions and cash surrender value of life insurance policies accrue solely to Corning, the directors derive no financial benefit from the program, and we do not include these amounts in the directors' compensation. Generally, one must be a director for five years to participate in the program. In 2012, Messrs. Cummings, Flaws, Gund, Landgraf, Tookes and Weeks and Drs. Brown, Rieman and Ruding were eligible to participate in the program.

Directors are also eligible to participate in the Corning Foundation Matching Gift Program for eligible charitable organizations. This Program is available to all Corning employees. The maximum matching gift amount available from the Foundation for each participant in the Program is $5,000 in any calendar year.

Corning also pays premiums on directors' and officers' liability insurance policies covering directors.

From time to time, spouses may also join non-management directors when traveling to or from Board, committee or shareholder meetings, which may include the use of Company aircraft. While Corning generally incurs no additional cost, this travel may result in the non-management director recognizing income for tax purposes. Corning does not reimburse the non-management director for the estimated taxes incurred in connection with such income.

Director Summary Compensation Table

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the Company's non-management directors for the fiscal year ended December 31, 2012.

Named Executive Officer[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John Seely Brown	130,000	115,004	0	0	0	0	245,004
Stephanie A. Burns	121,250	105,419	0	0	0	0	226,669
John A. Canning, Jr.	130,000	115,004	0	0	0	5,000[4]	250,004
Richard T. Clark	145,750	115,004	0	0	0	2,500[5]	263,254
Robert F. Cummings, Jr.	151,000	115,004	0	0	0	0	266,004
Gordon Gund	170,417	115,004	0	0	0	5,000[4]	290,421
Kurt M. Landgraf	155,500	115,004	0	0	0	0	270,504
Deborah D. Rieman	150,500	115,004	0	0	0	0	265,504
H. Onno Ruding	153,750	115,004	0	0	0	0	268,754
William D. Smithburg	68,333	38,339	0	0	0	0	106,672
Glenn F. Tilton	32,250	38,339	0	0	0	0	70,589
Hansel E. Tookes II	135,250	115,004	0	0	0	0	250,254
Mark S. Wrighton	150,250	115,004	0	0	0	5,000[4]	270,254

(1) Dr. Burns joined the Board in January 2012; Mr. Smithburg retired from the Board in April 2012; Mr. Tilton's Board term expired in April 2012.

(2) Amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of awards of restricted stock granted pursuant to the 2003 Equity Plan for Non-Employee Directors or 2010 Equity Plan for Non-Employee Directors. Assumptions used in the calculation of these amounts are included in Note 19 to the Company's audited financial statements for the fiscal year ended December 31, 2012 included in the Company's Annual Report on Form 10-K filed with the SEC on February 13, 2013. There can be no assurance that the grant date fair value amounts will ever be realized. As of December 31, 2012, each Director had the following number of award shares outstanding: 69,627 for Dr. Brown; 8,172 for Dr. Burns; 16,788 for Mr. Canning; 9,600 for Mr. Clark; 32,324 for Mr. Cummings; 69,627 for Mr. Gund; 30,595 for Mr. Landgraf; 67,251 for Dr. Rieman; 69,627 for Dr. Ruding; 0 for Mr. Smithburg; 0 for Mr. Tilton; 54,501 for Mr. Tookes; and 25,951 for Dr. Wrighton. Total stock holdings for directors as of December 31, 2012 are shown in the "Security Ownership of Certain Beneficial Owners" table.

(3) No stock options were granted to non-employee directors in 2012. As of December 31, 2012, each Director has the following number of options outstanding: 28,631 for Dr. Brown; 0 for Dr. Burns; 1,323 for Mr. Canning; 0 for Mr. Clark; 11,872 for Mr. Cummings; 28,631 for Mr. Gund, 9,868 for Mr. Landgraf; 28,631 for Dr. Rieman; 38,631 for Dr. Ruding; 28,631 for Mr. Smithburg; 205 for Mr. Tilton; 28,631 for Mr. Tookes; and 6,775 for Dr. Wrighton.

(4) Reflects a $5,000 charitable donation match made by Corning Foundation's Matching Gift Program.

(5) Reflects a $2,500 charitable donation match made by Corning Foundation's Matching Gift Program.

Audit Matters

Report of our Audit Committee

The purpose of the Audit Committee is to assist the Board of Directors in its general oversight of Corning's financial reporting, internal controls and audit functions. The Audit Committee operates under a written charter adopted by the Board of Directors. The directors who serve on the Audit Committee have no financial or personal ties to Corning (other than director compensation and equity ownership as described in this proxy statement) and are all "financially literate" and "independent" for purposes of the New York Stock Exchange listing standards. The Board of Directors has determined that none of the Audit Committee members have a relationship with Corning that may interfere with the member's independence from Corning and its management.

The Audit Committee met with management periodically during the year to consider the adequacy of Corning's internal controls and the objectivity of its financial reporting. The Audit Committee discussed these matters with Corning's independent registered public accounting firm and with the appropriate financial personnel and internal auditors. The Audit Committee also discussed with Corning's senior management and independent registered public accounting firm the process used for certifications by Corning's Chief Executive Officer and Chief Financial Officer which is required for certain of Corning's filings with the SEC. The Audit Committee met privately with both the independent registered public accounting firm and the internal auditors, both of whom have unrestricted access to the Audit Committee.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. Management is responsible for: the preparation, presentation and integrity of Corning's financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States, as well as expressing an opinion on the effectiveness of internal control over financial reporting.

During the course of 2012, management updated the documentation, and performed testing and evaluation of Corning's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and it provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management, internal audit and the independent registered public accounting firm at each regularly scheduled Audit Committee meeting. At the conclusion of the process, management provided the Audit Committee with, and the Audit Committee reviewed a report on, the effectiveness of Corning's internal control over financial reporting. The Audit Committee also reviewed: the report of management contained in Corning's Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC; as well as PricewaterhouseCoopers LLP's Report of Independent Registered Public Accounting Firm included in Corning's Annual Report on Form 10-K related to its audits of the consolidated financial statements and financial statement schedule, and the effectiveness of internal control over financial reporting.

The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by SAS 114, "The Auditor's Communication with Those Charged with Governance," and Public Company Accounting Oversight Board Auditing Standard No. 5, "An Audit of Internal Control Over Financial Reporting That is Integrated with an Audit of Financial Statements." In addition, the Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with them their independence from Corning and its management. The Audit Committee has considered whether the provision of permitted non-audit services by the independent registered public accounting firm to Corning is compatible with the auditor's independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors and the Board of Directors approved that the audited financial statements be included in Corning's Annual Report on Form 10-K for the year ended December 31, 2012.

The Audit Committee:

Kurt M. Landgraf, *Chairman*
Richard T. Clark
Robert F. Cummings, Jr.
Kevin J. Martin (recused from approval, as new Committee member)
Deborah D. Rieman
H. Onno Ruding
Mark S. Wrighton

Proposal 3 Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee is responsible for selecting Corning's independent registered public accounting firm. At the meeting of the Audit Committee of the Board of Directors held on February 6, 2013, the Audit Committee appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm for the 2013 fiscal year. Although shareholder approval for this appointment is not required, the Audit Committee and the Board of Directors are submitting the selection of PricewaterhouseCoopers LLP for ratification to obtain the views of shareholders. If the appointment is not ratified, the Audit Committee will consider the shareholders' views in the future selection of Corning's auditors.

In making the appointment of PricewaterhouseCoopers LLP as Corning's independent registered public accounting firm for the fiscal year ending December 31, 2013, the Audit Committee considered whether PricewaterhouseCoopers LLP's provision of services other than audit services is compatible with maintaining independence as our independent registered public accounting firm. Before selecting PwC, the Audit Committee considered the firm's qualifications as an independent registered public accounting firm for the Company. This included a review of its performance in prior years, qualifications of key members of the engagement team, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Committee's review included inquiry concerning any litigation involving PwC and any regulatory proceedings against the firm.

Corning expects representatives of PricewaterhouseCoopers LLP to be present at the Annual Meeting and available to respond to questions which may be raised there. These representatives may comment on the financial statements if they so desire.

Our Board unanimously recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

Fees Paid to Independent Registered Public Accounting Firm

Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP in 2011 and 2012:

	2011	2012
Audit Fees	$ 8,519,000	$ 7,134,000
Audit Related Fees	638,000	716,000
Tax Fees	642,000	1,429,000
All Other Fees	93,000	24,000
Total Fees	**$ 9,892,000**	**$ 9,213,000**

Audit Fees. These fees are comprised of professional services rendered in connection with the audit of Corning's consolidated financial statements (including the audit of the effectiveness of internal control over financial reporting) and selected international locations, reviews of Corning's quarterly consolidated financial statements on Form 10-Q that are customary under auditing standards generally accepted in the United States and an audit performed for a transaction which did not occur in 2011 ($2,210,000). Audit fees also include statutory audits of Corning's foreign jurisdiction subsidiaries, comfort letters and consents for other SEC filings (2011) and reviews of documents filed with the SEC.

Audit Related Fees. These fees are comprised of professional services rendered in connection with due diligence pertaining to acquisitions, internal control reviews at an equity investment company, procedures to translate certain financial statements for foreign subsidiaries, employee benefit plan audits, agreed upon procedures in connection with a required regulatory filings and implementation of new accounting standards at certain international locations (2011).

Tax Fees. These fees are comprised of statutory tax compliance, preparation and assistance for Corning's foreign jurisdiction subsidiaries, expatriate tax return compliance, other tax compliance projects and assistance in preparing a tax advance pricing agreement which was responsible for the majority of the year over year change ($750,000).

All Other Fees. These fees include a fee relating to licensing technical accounting software from the independent registered public accounting firm, a fee to subscribe to certain benchmarking studies published by the independent registered public accounting firm and legal related document production requests (2011).

Policy Regarding Audit Committee Pre-Approval of Audit and Permitted Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has adopted a policy for pre-approval of audit and permitted non-audit services by Corning's independent registered public accounting firm. The full Audit Committee approves annually projected services and fee estimates for these services and other major types of services. The Audit Committee Chairman has been designated by the Audit Committee to approve any services arising during the year that were not pre-approved by the Audit Committee and services that were pre-approved but the associated fees will materially exceed the budget established for the type of service at issue. Services approved by the Chairman are communicated to the full Audit Committee at its next regular meeting. For each proposed service, the independent registered public accounting firm is required to provide supporting documentation detailing said service and confirm that the provision of such services does not impair its independence. The Audit Committee regularly reviews reports detailing services provided to Corning by its independent registered public accounting firm.

Certain Beneficial Relationships and Related Transactions

Related Party Transactions Policy

Corning has adopted a written policy that addresses related party transactions. A "related party" of Corning includes:

- a director;
- a senior officer;
- an immediate family member of a director or senior officer;
- a shareholder who owns more than 5% of Corning's voting securities; or
- an entity in which a director, senior officer or a more than 5% shareholder has a substantial ownership interest.

Under the policy, all related party transactions must be reviewed by the General Counsel or other disinterested officer. Any transaction involving a director is also reviewed, approved or ratified by the Nominating and Corporate Governance Committee. Any transaction involving an executive officer is also reviewed, approved or ratified by the Audit Committee. In order for any such transaction to be approved or ratified, the transaction must be shown to further the interest of the Company and have appropriate safeguards established.

All approved or ratified related party transactions shall be reported to the Audit Committee and the Nominating and Corporate Governance Committee (in those instances where such committee did not participate in the review, approval or ratification process).

Other Matters

Corning is headquartered in a small community in upstate New York. The Company routinely makes contributions to a number of civic, educational, charitable and cultural institutions that improve the quality of life and increase the resources of the community making it more attractive to employees. In a small community, inevitably employees, including executives and their spouses, have relationships with the non-profit organizations that receive such contributions from the Company.

In February 2011, Corning agreed to construct and lease a new building for the Alternative School for Math and Science ("ASMS"), a private middle school with an advanced curriculum focusing on science and math, located in Corning, New York. Construction was completed in 2012 and spending to complete the project in 2012 totaled $6.7 million. Also in 2012, the Company provided and paid for certain maintenance and upkeep of the ASMS facility which totaled $155,000. The school is open to the public. Currently, children of Corning employees represent approximately 56% of the enrollment. Mark S. Rogus (Senior Vice President and Treasurer), Christine M. Pambianchi, (Senior Vice President, Human Resources), Curt Weinstein (Vice President), Kim Frock Weeks (spouse of Wendell P. Weeks, our Chairman, Chief Executive Officer and President) and Patti Hinman (spouse of Thomas R. Hinman, Senior Vice President) serve on the ASMS board of trustees. Ms. Frock Weeks also serves as Administrative Head of School at ASMS, but receives no salary or benefits in this role. Corning may make additional contributions to ASMS in the future.

Subject to receipt of appropriate reporting and documentation, the Corning Incorporated Foundation authorized a $5.3 million cash grant to the Corning-Painted Post Area School District to assist the District in meeting its 2012-2013 budget priorities and to maintain existing educational programs and services across the District. The Corning Incorporated Foundation may make additional contributions in the future to support education in the District over the longer term.

Corning makes annual contributions to the Corning Museum of Glass ("CMoG") and the Rockwell Museum of Western Art (the "Rockwell"). Both are located in Corning, New York. In 2012, Corning provided cash contributions and non-cash contributions of services to CMoG and the Rockwell of approximately $30 million and $2.7 million, respectively. Wendell P. Weeks (Chairman, Chief Executive Officer and President), James B. Flaws (Vice Chairman and Chief Financial Officer), Jeffrey W. Evenson (Senior Vice President and Operations Chief of Staff), and Mark S. Rogus (Senior Vice President and Treasurer) serve on the CMoG board of trustees. Denise A. Hauselt (Vice President and Assistant General Counsel) is on the Rockwell board of trustees. Additionally, Corning has approved up to $104 million for expansion and improvement of CMoG facilities, owned by Corning. The expansion funding will take place over three years.

In July 2012, Corning forgave $165,000 of the principal of a previously made $500,000 unsecured loan to the Clemens Center ("CC"), a performing arts center located in Elmira, New York. The funds were used to assist CC with recent renovations to its main theater. Gary S. Calabrese (Senior Vice President, Global Research) is on the CC board of trustees.

Beneficial Ownership

Directors and Executive Officers

The following table shows, as of December 31, 2012, the number of shares of Corning Common Stock beneficially owned and the aggregate number of shares of Common Stock and Common Stock-based equity, including stock options and RSUs that will vest or become exercisable within 60 days, as applicable, held by:

- each director and NEO; and
- all directors, Section 16 officers and NEOs as a group.

Name	Amount and Nature of Beneficial Ownership[1][2][3]	Percent of Class
Directors		
John S. Brown	156,169	—
Stephanie A. Burns	8,172	
John A. Canning, Jr.	77,670	—
Richard T. Clark	9,600	
Robert F. Cummings, Jr.	94,196	—
Gordon Gund	3,623,504[4]	—
Kurt M. Landgraf	40,463	—
Deborah D. Rieman	131,132	—
H. Onno Ruding	119,861	—
Hansel E. Tookes II	93,132	—
Mark S. Wrighton	33,726	—
Named Executive Officers		
Wendell P. Weeks*	2,664,867[5]	—
James B. Flaws*	1,156,748	—
Kirk P. Gregg	866,315	—
Lawrence D. McRae	342,087	—
Jeffrey W. Evenson	15,257	—
All Directors, Section 16 officers and NEOs as a Group (19 persons)	10,428,684[6][7]	0.71%

*also serves as director.

(1) Includes shares of common stock and restricted stock units converting to shares within the next sixty days, subject to forfeiture and restrictions on transfer, granted under Corning's Incentive Stock Plans as well as options to purchase shares of common stock exercisable within 60 days under Corning's Stock Option Plans. Messrs. Weeks, Flaws, Gregg, McRae and Evenson have restricted stock units vesting in the following amounts: 88,250; 39,815; 29,500; 20,500; and 0, respectively. All directors and executive officers as a group hold 216,050 restricted stock units. Messrs. Brown, Canning, Clark, Cummings, Gund, Landgraf, Ruding, Tookes, Wrighton, Weeks, Flaws, Gregg, McRae and Evenson, and Drs. Burns and Rieman have the right to purchase 28,631; 882; 0; 11,872; 28,631; 9,868; 38,631; 28,631; 6,775; 1,904,683; 708,264; 640,456; 281,587; 6,492; 0; and 28,631 shares, respectively, pursuant to such options. All directors and executive officers as a group hold options to purchase 4,477,983 such shares.

(2) Includes shares of common stock, subject to forfeiture and restrictions on transfer, issued under Corning's Restricted Stock Plans for non-management directors.

(3) Includes shares of common stock held by JPMorgan Chase & Co. as the trustee of Corning's Investment Plans for the benefit of the members of the group, who may instruct the trustee as to the voting of such shares. If no instructions are received, the trustee votes the shares in the same proportion as it votes the shares for which instructions were received. The power to dispose of shares of common stock is also restricted by the provisions of the plans. The trustee holds for the benefit of Messrs. Weeks, Flaws, Gregg, McRae and Evenson, and all executive officers as a group the equivalent of 10,504; 0; 8,783; 5,630; 0; and 24,918 shares of common stock, respectively. It also holds for the benefit of all employees who participate in the plans the equivalent of 20,324,206 shares of common stock (being 1.38% of the Class).

(4) Includes 1,650,000 shares held by a limited liability company in which Mr. Gund has no pecuniary interest, but for which he is the manager.

(5) Includes 661,430 shares held by a revocable trust of which Mr. Weeks is the beneficiary, and he currently has no voting authority over these shares.

(6) Does not include 646,696 shares owned by the spouses and minor children of certain executive officers and directors as to which such officers and directors disclaim beneficial ownership.

(7) As of December 31, 2012, none of our directors or executive officers had pledged any such shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Corning's directors and certain of its officers to file reports of their ownership of Corning Common Stock and of changes in such ownership with the SEC and the New York Stock Exchange. Regulations also require Corning to identify in this proxy statement any person subject to this requirement who failed to file any such report on a timely basis.

To Corning's knowledge, based solely on its review of the copies of such reports furnished to Corning and written representations from certain reporting persons, we believe that all of our officers, directors and any greater than 10% shareholders complied with all Section 16(a) filing requirements applicable to them during the fiscal year ended December 31, 2012.

Certain Shareholders

The following table shows those persons known to the Company as of December 31, 2012 to be the beneficial owners of 5% or more of the Company's Common Stock. In furnishing the information below, the Company has relied on information filed with the SEC by the beneficial owners.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	104,779,566[1]	7.09%

(1) Reflects shares beneficially owned by BlackRock, Inc. ("BlackRock"), according to a Schedule 13G/A filed by BlackRock with the SEC on February 8, 2013, reflecting ownership of shares as of December 31,2012. BlackRock has sole voting power and sole dispositive power with respect to 104,779,566 shares. According to the Schedule 13G/A, BlackRock beneficially owned 7.09% of our common stock as of December 31, 2012.

Frequently Asked Questions about the Meeting And Voting

Why Did You Send Me This Proxy Statement?

We sent this proxy statement and the enclosed proxy card to you because our Board of Directors is soliciting your proxy to vote at the 2013 Annual Meeting of Shareholders. This proxy statement summarizes information concerning the matters to be presented at the meeting and related information that will help you make an informed vote. This proxy statement and the accompanying proxy card are first being mailed to shareholders on or about March 11, 2013.

When and Where Is The Annual Meeting?

The Annual Meeting will be held on Thursday, April 25, 2013, at 11:00 a.m., Eastern Time, at The Corning Museum of Glass Auditorium, Corning, New York.

Who May Attend The Annual Meeting?

The Annual Meeting is open to holders of our common shares. To attend the meeting, you will need to register upon arrival. We may check for your name on our shareholders' list and ask you to produce valid photo ID. If your shares are held in street name by your broker or bank, you should bring your most recent brokerage account statement or other evidence of your share ownership. If we cannot verify that you own Corning shares, it is possible that you will not be admitted to the meeting.

What Am I Voting On?

At the Annual Meeting, you will be voting:

- To elect 12 directors for a one-year term;
- To approve the Company's executive compensation;
- To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013; and
- Any other matter, if any, as may properly come before the meeting and any adjournment or postponement of the Annual Meeting.

How Do You Recommend That I Vote On These Items?

The Board of Directors recommends that you vote your shares:

- **FOR** all of the director nominees (Proposal 1);
- **FOR** the advisory approval of the compensation of the Company's Named Executive Officers, as such information is disclosed in the Compensation Discussion and Analysis, the compensation tables and the accompanying disclosure (commonly referred to as "Say-on-Pay") (Proposal 2); and
- **FOR** ratification of the Board's appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013 (Proposal 3).

Who Is Entitled To Vote?

You may vote if you owned our common shares as of the close of business on February 25, 2013, the record date for the Annual Meeting.

How Many Votes Do I Have?

You are entitled to one vote for each common share you own. As of the close of business on February 6, 2013, we had 1,472,848,380 common shares outstanding. The shares held in our treasury are not considered outstanding and will not be voted or considered present at the meeting.

How Do I Vote By Proxy Before The Annual Meeting?

Before the meeting, registered shareholders may vote shares in one of the following three ways:

- By Internet at ***www.investorvote.com/glw***;
- By telephone (from the United States and Canada only) at **1(800) 652-VOTE (8683)**; and
- By mail by completing, signing, dating and returning the enclosed proxy card in the postage paid envelope provided (see instructions on proxy card).

Please refer to the proxy card for further instructions on voting by Internet or telephone.

Please use only one of the three ways to vote.

If you hold shares in the account of or name of a broker, your ability to vote those shares by Internet and telephone depends on the voting procedures used by your broker, as explained below under *"How Do I Vote If My Broker Holds My Shares In "Street Name"?"*

May I Vote My Shares In Person At The Annual Meeting?

Yes. You may vote your shares at the meeting if you attend in person, even if you previously submitted a proxy card or voted by Internet or telephone. Whether or not you plan to attend the meeting, however, we strongly encourage you to vote your shares by proxy before the meeting.

May I Change My Mind After I Vote?

Yes. You may change your vote or revoke your proxy at any time before the polls close at the meeting. You may change your vote by:

- signing another proxy card with a later date and returning it to Corning's Corporate Secretary at One Riverfront Plaza, Corning, NY 14831, prior to the meeting;
- voting again by Internet or telephone prior to the meeting; or
- voting again at the meeting.

You also may revoke your proxy prior to the meeting without submitting any new vote by sending a written notice that you are withdrawing your vote to our Corporate Secretary at the address listed above.

What Shares Are Included On My Proxy Card?

Your proxy card includes shares held in your own name and shares held in any Corning plan. You may vote these shares by Internet, telephone or mail, as described on the enclosed proxy card. Your proxy card does not include any shares held in a brokerage account in the name of your bank or broker (such shares are said to be held in "street name").

How Do I Vote If I Participate In The Corning Investment Plan?

If you hold shares in the Corning Investment Plan, which includes shares held in the Corning Stock Fund in the 401(k) plan, these shares have been added to your other holdings on your proxy card. Your completed proxy card serves as voting instructions to the trustee of the plan. You may direct the trustee how to vote your plan shares by submitting your proxy vote for those shares, along with the rest of your shares, by Internet, telephone or mail, all as described on the enclosed proxy card. If you do not instruct the trustee how to vote, your plan shares will be voted by the trustee in the same proportion that it votes shares in other plan accounts for which it did receive timely voting instructions.

How Do I Vote If My Broker Holds My Shares In "Street Name"?

If your shares are held in a brokerage account in the name of your bank or broker (this is called "street name"), those shares are not included in the total number of shares listed as owned by you on the enclosed proxy card. Instead, your bank or broker will send you directions on how to vote those shares.

What Is A "Broker Non-Vote"?

If you own shares through a bank or broker in street name, you may instruct your bank or broker how to vote your shares. A "broker non-vote" occurs when you fail to provide your bank or broker with voting instructions and the bank or broker does not have the discretionary authority to vote your shares on a particular proposal because the proposal is not a routine matter under the New York Stock Exchange rules. As explained under the question "Will My Shares Held In Street Name Be Voted If I Do Not Provide My Proxy?," Proposals 1 and 2 are not considered routine matters under the current New York Stock Exchange rules, so your bank or broker will not have discretionary authority to vote your shares held in street name on those items. Abstentions and broker non-votes count for quorum purposes, but not for the voting of these proposals. A broker non-vote may also occur if your broker fails to vote your shares for any reason. Proposal 3 (ratification of the appointment of our independent registered public accounting firm) is considered a routine matter under the New York Stock Exchange rules, so your bank or broker will have discretionary authority to vote your shares held in street name on that item.

Will My Shares Held In Street Name Be Voted If I Do Not Provide My Proxy?

Under the New York Stock Exchange rules, if you own shares in "street name" through a broker and do not vote, your broker may not vote your shares on proposals determined to be "non-routine." In such cases, the absence of voting instructions results in a "broker non-vote." Broker non-voted shares count toward achieving a quorum requirement for the Annual Meeting, but they do not affect the determination of whether the non-routine matter is approved or rejected. The proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm is the only matter in this proxy statement considered to be a routine matter for which brokers will be permitted to vote on behalf of their clients, if no voting instructions are furnished. Since Proposals 1 and 2 are non-routine matters, broker non-voted shares will not count as votes cast to affect the determination of whether those proposals are approved or rejected. Therefore, it is important that you provide voting instructions to your broker.

What If I Return My Proxy Card Or Vote By Internet Or Telephone But Do Not Specify How I Want To Vote?

If you sign and return your proxy card or complete the Internet or telephone voting procedures, but do not specify how you want to vote your shares, we will vote them as follows:

- **FOR** all of the director nominees (Proposal 1);
- **FOR** the advisory vote to approve the compensation of the Company's Named Executive Officers, as such information is disclosed in the Compensation Discussion and Analysis, the compensation tables and the accompanying disclosure (commonly referred to as "Say-on-Pay") (Proposal 2); and
- **FOR** ratification of the Board's appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013 (Proposal 3).

If you participate in the Corning Investment Plan and do not submit timely voting instructions, the trustee of the plan will vote the shares in your plan account in the same proportion that it votes shares in other plan accounts for which it did receive timely voting instructions, as explained above under the question "How Do I Vote If I Participate In The Corning Investment Plan?"

What Does It Mean If I Receive More Than One Proxy Card?

If you received more than one proxy card, you have multiple accounts with your brokers or our transfer agent. Please vote all of these shares. We recommend that you contact your broker or our transfer agent to consolidate as many accounts as possible under the same name and address. You may contact our transfer agent, Computershare Trust Company, N.A., at 1-800-255-0461.

May Shareholders Ask Questions At The Annual Meeting?

Yes. Our representatives will answer your questions of general interest to shareholders at the end of the meeting. In order to give a greater number of shareholders the opportunity to ask questions, we may impose certain procedural requirements, such as limiting repetitive or follow-up questions, or those of a personal nature.

How Many Shares Must Be Present To Hold The Meeting?

In order for us to conduct our meeting, a majority of our outstanding common shares as of February 25, 2013, the record date for the meeting, must be present in person or by proxy at the meeting. This is called a quorum. Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, telephone or mail.

What Is The Vote Required For Each Proposal?

Proposal	Affirmative Vote Required	Broker Discretionary Voting Allowed
Proposal 1—Election of 12 directors	Majority of votes cast at the meeting in person or by proxy	No
Proposal 2—Advisory vote to approve the Company's executive compensation	Majority of votes cast at the meeting in person or by proxy	No
Proposal 3—Ratification of auditors for fiscal year 2013	Majority of votes cast at the meeting in person or by proxy	Yes

With respect to each Proposal, you may vote "FOR", "AGAINST" or "ABSTAIN". If you "ABSTAIN" from voting on any of these Proposals, the abstention will not constitute a vote cast.

How Will Broker Non-Votes Be Treated?

Except for Proposal 3, broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote, so they will have no effect on the outcome of any election or proposal.

How Will Voting On "Any Other Business" Be Conducted?

We have not received proper notice of, and are not aware of, any business to be transacted at the meeting other than as indicated in this proxy statement. If any other item or proposal properly comes before the meeting, the proxies received will be voted on those matters in accordance with the discretion of the proxy holders.

Who Pays For The Solicitation Of Proxies?

Our Board of Directors is making this solicitation of proxies on our behalf. We will pay the costs of the solicitation, including the costs for preparing, printing and mailing this proxy statement. We have hired Georgeson Inc. to assist us in soliciting proxies. It may do so by telephone, in person or by other electronic communications. We anticipate paying Georgeson a fee of $16,000 plus expenses for these services. We also will reimburse brokers, nominees and fiduciaries for their costs in sending proxies and proxy materials to our shareholders so that you may vote your shares. Our directors, officers and regular employees may supplement Georgeson's proxy solicitation efforts by contacting you by telephone or electronic communication or in person. We will not pay directors, officers or other regular employees any additional compensation for their proxy solicitation efforts.

How Can I Find The Voting Results Of The Annual Meeting?

Following the conclusion of the Annual Meeting, we will include the voting results in a Form 8-K, which we expect to file with the Securities and Exchange Commission (the "SEC") on or before May 1, 2013.

How Do I Submit A Shareholder Proposal For, Or Nominate A Director For Election At Next Year's Annual Meeting?

If you wish to submit a proposal to be included in our proxy statement for our 2014 Annual Meeting of Shareholders, we must receive it at our principal office on or before November 11, 2013. Please address your proposal to: Corporate Secretary, Corning Incorporated, One Riverfront Plaza, Corning, New York 14831.

We will not be required to include in our proxy statement a shareholder proposal that is received after that date or that otherwise does not meet the requirements for shareholder proposals established by the SEC or as set forth in our By-Laws.

If you miss the deadline for including a proposal in our printed proxy statement, or would like to nominate a director or bring other business before the 2014 Annual Meeting of Shareholders, under our current By-Laws (which are subject to amendment at any time), you must notify our Corporate Secretary in writing not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's Annual Meeting. For our 2014 Annual Meeting of Shareholders, we must receive notice on or after December 26, 2013, and on or before January 25, 2014.

Can I Receive Electronic Delivery of Proxy Materials And Annual Reports?

Yes. This proxy statement and Corning's 2012 Annual Report are available on Corning's website at www.corning.com. Instead of receiving paper copies of next year's proxy statement and Annual Report in the mail, shareholders can elect to receive an e-mail message that will provide a link to these documents on the website. By opting to access your proxy materials online, you will save us the cost of producing and mailing documents, reduce the amount of mail you receive, and help preserve environmental resources. Corning's shareholders who have enrolled in the electronic proxy delivery service previously will receive their materials online this year. Shareholders of record may enroll in the electronic proxy statement and Annual Report access service for future Annual Meetings by registering online at www.computershare.com. Beneficial or "street name" shareholders who wish to enroll in electronic access service may do so at www.icsdelivery.com. We may, at some point, use the SEC's "Notice and Access" method of proxy distribution. If we were to utilize the "Notice and Access" method, you would receive a notice in the mail about how to access electronic copies of the proxy materials or how to have paper copies mailed to you.

Are You "Householding" For Shareholders Sharing The Same Address?

Yes. The SEC's rules regarding the delivery to shareholders of proxy statements, annual reports, prospectuses and information statements permit us to deliver a single copy of these documents to an address shared by two or more of our shareholders. This method of delivery is referred to as "householding," and can significantly reduce our printing and mailing costs. It also reduces the volume of mail you receive. This year, we are delivering only one proxy statement and 2012 Annual Report to multiple registered shareholders sharing an address, unless we receive instructions to the contrary from one or more of the shareholders. We will still be required, however, to send you and each other shareholder at your address an individual proxy voting card. If you would like to receive more than one copy of this proxy statement and our 2012 Annual Report, we will promptly send you additional copies upon written or oral request directed to our transfer agent, Computershare Trust Company, N.A., toll free at 1-800-255-0461. The same phone number may be used to notify us that you wish to receive a separate proxy statement or Annual Report in the future, or to request delivery of a single copy of a proxy statement or Annual Report if you are receiving multiple copies.

Code of Ethics

Our Board of Directors has adopted the Code of Ethics for the Chief Executive Officer and Financial Executives and the Code of Conduct for Directors and Executive Officers, which supplements the Code of Conduct governing all employees and directors. A copy of the Code of Ethics is available on our website at http://www.corning.com/investor_relations/corporate_governance/board_download_library.aspx. We will disclose any amendments to, or waivers from, the Code of Ethics on our website within four business days of such determination. During 2012, no amendments to or waivers of the provisions of the Code of Ethics were made with respect to any of our directors or executive officers.

Incorporation by Reference

The Compensation Committee Report on page 33 and the Report of Audit Committee of the Board of Directors on page 47, are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by Corning under the Securities Act or the Exchange Act, except to the extent that Corning specifically incorporates such information by reference. In addition, this proxy statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this proxy statement.

Additional Information

Our 2012 Annual Report is provided with this proxy statement. Corning's Proxy Statement, Annual Report on Form 10-K, and all other filings with the SEC, each of the Board Committee Charters and the Corporate Governance Guidelines may also be accessed via the Investor Relations page on Corning's web site at www.corning.com. These documents are also available without charge upon a shareholder's written or oral request to Investor Relations, Corning Incorporated, One Riverfront Plaza, Corning, New York 14831, telephone number (607) 974-9000.

By order of the Board of Directors,

Linda E. Jolly
Corporate Secretary
March 11, 2013

CORNING INCORPORATED AND SUBSIDIARY COMPANIES RECONCILIATION OF NON-GAAP FINANCIAL MEASURE TO GAAP FINANCIAL MEASURE
Year Ended December 31, 2012

(Unaudited; amounts in millions, except per share amounts)

Corning's net income and earnings per share (EPS) excluding special items for the year ended December 31, 2012 are non-GAAP financial measures within the meaning of Regulation G of the Securities and Exchange Commission. Non-GAAP financial measures are not in accordance with, or an alternative to, generally accepted accounting principles (GAAP). The company believes presenting non-GAAP net income and EPS is helpful to analyze financial performance without the impact of unusual items that may obscure trends in the company's underlying performance. A detailed reconciliation is provided below outlining the differences between these non-GAAP measures and the directly related GAAP measures.

	Per Share	Net Income
Adjusted earnings per share (EPS) and net income	$ 1.28	$ 1,934
Adjustments:		
Asbestos settlement[(a)]	(0.01)	(9)
Loss on repurchase of debt[(b)]	(0.01)	(17)
Equity in earnings of affiliated companies[(c)]	(0.05)	(90)
Acquisition-related costs[(d)]	(0.01)	(22)
Restructuring, impairment and other charges[(e)]	(0.06)	(91)
Provision for income taxes[(f)]	(0.03)	(41)
Accumulated other comprehensive income[(g)]	0.03	52
Foreign exchange rate fluctuations[(h)]	0.01	12
Total EPS and net income	**$ 1.15**	**$ 1,728**

(a) In 2012, Corning recorded a charge of $9 million after tax to adjust the asbestos liability for the change in value of the components of the Modified PCC Plan.

(b) In 2012, Corning recorded a loss of $17 million after tax on the repurchase of $13 million principal amount of our 8.875% senior unsecured notes due 2021, $11 million of our 8.875% senior unsecured notes due 2016, and $51 million principal amount of our 6.75% senior unsecured notes due 2013.

(c) In 2012, Corning recorded a $18 million restructuring charge for our share of costs for headcount reductions and asset write-offs at Samsung Corning Precision, and an impairment charge in the amount of $81 million after tax for our share of a charge for workforce reductions and asset write-offs at Dow Corning; and a $9 million after tax credit for Corning's share of Dow Corning's settlement of a dispute related to long term supply agreements.

(d) Includes expenses resulting from the acquisition of the Discovery Labware business, including amortization of purchased intangibles, amortization of purchase accounting adjustments to inventories, and integration and deal costs, in the amount of $22 million after tax.

(e) In 2012, Corning recorded a $91 million after tax charge for asset impairments, workforce reductions and asset write-offs and disposals.

(f) In 2012, Corning recorded a $37 million tax expense resulting from the delay of the passage of the American Taxpayer Relief Act of 2012 until Jan. 2013 , that will be reversed in Q1, 2013, and a $4 million net tax provision related to the adjustment of deferred taxes as a result of tax rate reductions in Japan.

(g) In 2012, Corning recorded a $52 million translation capital gain on the liquidation of a foreign entity.

(h) The adjustment after-tax in 2012 for foreign exchange fluctuations for the Korean Won.

CORNING INCORPORATED AND SUBSIDIARY COMPANIES RECONCILIATION OF NON-GAAP FINANCIAL MEASURE TO GAAP FINANCIAL MEASURE
Year Ended December 31, 2011

(Unaudited; amounts in millions, except per share amounts)

Corning's adjusted net income and earnings per share (EPS) for the year ended December 31, 2011 are non-GAAP financial measures within the meaning of Regulation G of the Securities and Exchange Commission. Non-GAAP financial measures are not in accordance with, or an alternative to, generally accepted accounting principles (GAAP). The company believes presenting non-GAAP net income and EPS is helpful in understanding the calculation of the metrics used to compute Corning's incentive compensation. A detailed reconciliation is provided below outlining the differences between these non-GAAP measures and the directly related GAAP measures.

	Per Share	Net Income
Adjusted earnings per share (EPS) and net income	$ 1.67	$ 2,636
Adjustments:		
Contingent liability[a]	0.02	27
Restructuring, impairment and other charges[b]	(0.05)	(83)
Asbestos settlement[c]	(0.01)	(15)
Fluctuations in foreign exchange rates[d]	0.09	153
Equity in earnings of affiliated companies[e]	0.04	74
Provision for income taxes[f]	0.01	13
Total EPS and net income	**$ 1.77**	**$ 2,805**

(a) In 2011, Corning recognized a credit of $27 million resulting from a reduction to a contingent liability associated with an acquisition recorded in the first quarter of 2011.

(b) In 2011, Corning recorded an $83 million after-tax asset impairment charge for certain long-lived assets in our Specialty Materials segment.

(c) In 2011, Corning recorded a charge of $15 million after-tax to adjust the asbestos liability for the change in the value of the components of the modified PCC Plan.

(d) The adjustment after-tax in 2011 for foreign exchange fluctuations for the Japanese Yen and the Korean Won was $153 million.

(e) In 2011, equity in earnings of affiliated companies included a $74 million after-tax credit for Corning's share of the future portion of Dow Corning Corporation's settlement of a dispute related to long term supply agreements.

(f) In 2011, Corning recorded a $26 million net tax benefit related to prior year foreign tax credits and other tax adjustments. Also in 2011, Corning recorded a $13 million net tax provision related to the adjustment of deferred taxes as a result of enacted tax rate reductions primarily in Japan.

CORNING INCORPORATED AND SUBSIDIARY COMPANIES RECONCILIATION OF NON-GAAP FINANCIAL MEASURE TO GAAP FINANCIAL MEASURE
Year Ended December 31, 2010

(Unaudited; amounts in millions, except per share amounts)

Corning's adjusted net income and earnings per share (EPS) for the year ended December 31, 2010 are non-GAAP financial measures within the meaning of Regulation G of the Securities and Exchange Commission. Non-GAAP financial measures are not in accordance with, or an alternative to, generally accepted accounting principles (GAAP). The company believes presenting non-GAAP net income and EPS is helpful in understanding the calculation of the metrics used to compute Corning's incentive compensation. A detailed reconciliation is provided below outlining the differences between these non-GAAP measures and the directly related GAAP measures.

	Per Share	Net Income
Adjusted earnings per share (EPS) and net income	$ 1.82	$ 2,883
Adjustments:		
Restructuring, impairment and other charges[a]	—	1
Insurance settlement[b]	0.13	206
Asbestos settlement[c]	0.02	30
Fluctuations in foreign exchange rates[d]	0.08	128
Equity in earnings of affiliated companies[e]	0.08	120
Loss on repurchase of debt[f]	(0.01)	(19)
Provision for income taxes[g]	0.13	209
Total EPS and net income	$ 2.25	$ 3,558

(a) In 2010, Corning recorded a credit of $1 million after-tax for adjustments to restructuring reserves.

(b) In 2010, Corning recorded $206 million after-tax on the settlement of business interruption and property damage insurance claims in the Display Technologies segment resulting from earthquake activity near the Shizuoka, Japan facility and a power disruption at the Taichung, Taiwan facility in 2009.

(c) In 2010, Corning recorded a net credit of $30 million after-tax to adjust the asbestos liability for change in value of the components of the modified PCC Plan.

(d) The adjustment after-tax in 2010 for foreign exchange fluctuations for the Japanese Yen and the Korean Won was $128 million.

(e) In 2010, equity in earnings of affiliated companies included a credit of $20 million after-tax primarily for Corning's share of advanced energy manufacturing tax credits at Dow Corning Corporation. Also, included is a credit of $24 million after-tax for our share of a release of valuation allowance on foreign deferred tax assets, a $15 million after-tax credit for our share of excess foreign tax credits from foreign dividends at Dow Corning Corporation and a $61 million credit for our share of a revised Samsung Corning Precision tax holiday calculation agreed to by the Korean National Tax Service.

(f) In 2010, Corning recorded a $19 million after-tax loss on the repurchase of $126 million principal amount of our 6.2% senior unsecured notes due March 15, 2016 and $100 million principal amount of our 5.9% senior unsecured notes due March 15, 2014.

(g) In 2010, Corning recorded a $56 million tax charge from the reversal of the deferred tax asset associated with a Medicare subsidy. Also, recorded in 2010 was a $265 million tax credit for excess foreign tax credits that resulted from the repatriation of current year earnings of certain foreign subsidiaries.

CORNING INCORPORATED AND SUBSIDIARY COMPANIES RECONCILIATION OF NON-GAAP FINANCIAL MEASURE TO GAAP FINANCIAL MEASURE
Years Ended December 31, 2012, 2011 and 2010

(Unaudited; amounts in millions, except per share amounts)

Corning's adjusted operating cash flow for the years ended December 31, 2012, 2011 and 2010 are non-GAAP financial measures within the meaning of Regulation G of the Securities and Exchange Commission. Non-GAAP financial measures are not in accordance with, or an alternative to, generally accepted accounting principles (GAAP). The company believes presenting non-GAAP operating cash flow is helpful in understanding the calculation of the metrics used to compute Corning's incentive compensation. A detailed reconciliation is provided below outlining the differences between these non-GAAP measures and the directly related GAAP measures.

	December 31,		
	2012	2011	2010
Adjusted operating cash flow	$ 3,167	$ 3,582	$ 2,723
Adjustments:			
Cash received from settlement of insurance claims[a]			259
Fluctuations in foreign exchange rates[b]	(8)	61	50
Cash translation adjustments[c]	70	(70)	
Restructuring, impairment and other credits[d]	(15)		(65)
Special dividend from equity affiliate[e]		(384)	868
Impact of Discovery Labware Acquisition[f]	(8)		
Net cash provided by operating activities	$ 3,206	$ 3,189	$ 3,835

(a) In 2010, Corning received $259 million on the settlement of business interruption and property damage insurance claims in the Display Technologies segment resulting from earthquake activity near the Shizuoka, Japan facility and a power disruption at the Taichung, Taiwan facility in 2009.

(b) In 2012, the cash flow adjustment for foreign exchange fluctuations for the Korean Won was $8 million; and in 2011 and 2010, the cash flow adjustment for foreign exchange fluctuations for the Japanese Yen and the Korean Won was $61 million and $50 million, respectively.

(c) In 2012 and 2011, the adjustment represents the impact of translation of cash balances by non-USD functional entities to USD.

(d) In 2012 and 2010, the restructuring, impairments and other credits adjustment represents a budget to actual adjustment to arrive at the metric to calculate incentive compensation, which was $15 and $65 million, respectively.

(e) In 2011, the $384 million represents an adjustment for special dividends which were not received from the Company's equity affiliates. In 2010, Corning received a special dividend of $868 million after-tax from our equity affiliate Samsung Corning Precision.

(f) In 2012, the cash flow adjustment for amounts paid related to the acquisition of the majority of the Discovery Labware business from Becton, Dickinson and Company was $8 million.

Our Values

Throughout our history, Corning's strong, visionary leadership has been guided by an enduring set of Values that define our relationships with employees, customers, and the communities in which we operate around the world.

Quality

Integrity

Performance

Leadership

Innovation

Independence

The Individual


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